As confidentially submitted to the Securities and Exchange Commission on December 13, 2024. This Amendment No. 2 to draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Aktis Oncology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	85-2584233
(State or other jurisdiction of Incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

17 Drydock Avenue, Suite 17-401

Boston, Massachusetts 02210

(617) 461-4023

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matthew Roden, PhD

President and Chief Executive Officer

Aktis Oncology, Inc.

17 Drydock Avenue, Suite 17-401

Boston, Massachusetts 02210

Telephone: (617) 461-4023

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Siavosh Salimi William A. Magioncalda Paul Hastings LLP The MetLife Building 200 Park Avenue New York, New York 10166 (212) 318-6000	Deanna L. Kirkpatrick Yasin Keshvargar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerate filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated     , 2025

Preliminary prospectus

    shares

Common stock

This is an initial public offering of shares of common stock by Aktis Oncology, Inc.

We are offering    shares of our common stock. The initial public offering price is expected to be between $      and $     per share.

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “AKTI,” and this offering is contingent upon the listing of our common stock on the Nasdaq Global Market.

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, will be subject to reduced public company reporting requirements for this prospectus and future filings. See “Prospectus summary—Implications of being an emerging growth company and a smaller reporting company.”

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 17 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds before expenses, to Aktis Oncology, Inc.	$	$

(1)	See the section titled “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to     additional shares of common stock from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on     , 2025.

J.P. Morgan	BofA Securities	Leerink Partners	TD Cowen

Prospectus dated  , 2025

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or in any applicable free writing prospectus is accurate only as of its date regardless of its time of delivery or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

We own, have applied for or have rights to use one or more registered and common law trademarks, service marks and/or trade names in connection with our business in the United States, which may be used throughout this prospectus. This prospectus also includes trademarks, tradenames, and service marks of third-parties which are the property of their respective owners. Our use or display of third-parties’ trademarks, service marks, tradenames or products in this prospectus and our other public filings is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks and service marks in this prospectus are referred to without the symbols ® and ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Although we believe that the information from these third-party publications, research and studies included in this prospectus is reliable, and we are responsible for the accuracy of such information, neither we nor the underwriters have independently verified the accuracy or completeness of this information.

Prospectus summary

This summary highlights, and is qualified in its entirety by, information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the sections titled “Risk factors,” “Business,” “Special note regarding forward-looking statements,” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “the Company,” “Aktis” and “Aktis Oncology” refer to Aktis Oncology, Inc.

Overview

We are an oncology company focused on unlocking the breakthrough potential of targeted radiopharmaceuticals for large patient populations not addressed by existing platform technologies. The field of targeted radiopharmaceuticals is currently led by two marketed products that illustrated transformative survival outcomes and quality of life benefits can be conferred by delivering radioisotopes to solid tumors. These leading products, which target prostate specific membrane antigen or somatostatin-2 receptor, are each currently approved in only one indication, yet have seen considerable commercial uptake and have become fundamental pillars of cancer treatment in those indications. Despite these advances, we believe that the field of radiopharmaceuticals is still in its infancy, with many emerging companies still primarily focused on these same two targets. In contrast, we see a significant opportunity to broaden the cancer patient populations benefiting from targeted radiopharmaceuticals by developing next-generation technologies that expand the scope of tumor targets for which it is possible to safely deliver a powerful payload of an alpha-emitting radioisotope. To ensure patient demand is reliably met, we are also establishing efficient end-to-end supply, with a combination of critical internal capabilities paired with established external vendors. Through these efforts, we seek to maximize clinical utility across multiple indications in multiple tumor types, and to expand the commercial uptake of radiopharmaceuticals beyond the traditional nuclear medicine setting and in the more expansive clinical oncology setting.

We have built a proprietary miniprotein radioconjugate platform that aims to safely confer breakthrough efficacy to a broad range of patient populations. Our miniprotein radioconjugates are designed to selectively deliver the tumor-killing properties of radioisotopes to targeted tumors with high tumor penetration and prolonged retention, while being rapidly cleared from normal organs and tissues to minimize systemic radiation exposure. Our miniproteins have demonstrated the ability to potently bind to tumor targets outside the scope of current delivery technologies such as peptide-based radioconjugates. Although our proprietary miniprotein radioconjugate approach is novel, and as such has risks and the potential for significant challenges, we are leveraging the capabilities of our platform technology, together with our expertise and know-how in radiopharmaceutical development, supply chain and manufacturing, to address these challenges with the aim of advancing a deep pipeline of programs against a broad range of tumor targets that have not been successfully targeted with radiopharmaceuticals.

Our platform capabilities have generated a pipeline of several novel product candidates. Our most advanced program is a radiopharmaceutical targeting Nectin-4. It is a miniprotein radioconjugate with multi-indication potential across multiple tumor types, in clinical development for the treatment of locally advanced or metastatic urothelial cancer, or UC, and multiple other Nectin-4 expressing solid tumor types. The learnings from the optimization of our Nectin-4 program, the first miniprotein radioconjugate ever advanced into human investigational studies, are being applied to benefit the development of our robust pipeline of several other unpartnered miniprotein radioconjugate programs, which are designed to address other clinically-validated targets.

Our lead product candidate, [225Ac]Ac-AKY-1189, contains a miniprotein, AKY-1189, that specifically binds to Nectin-4, and is conjugated via chelation to actinium-225, 225Ac, which is an alpha-emitting radioisotope payload that has been shown to confer increased anticancer activity in the post-chemotherapy setting of metastatic castration-resistant prostate cancer. Nectin-4 is a surface protein found on a wide variety of tumors and has very limited expression in normal adult tissues. Nectin-4 is also the target of Padcev, an antibody-drug conjugate, or ADC, approved worldwide for the treatment of locally advanced or metastatic UC, which based on sales during the first three quarters of 2024, is annualizing $1.5 billion in sales worldwide, and estimated peak sales of up to $6.5 billion. Despite the commercial success of Padcev, its impact beyond UC has been limited likely due to the need to develop a companion diagnostic for tissue testing when utilizing an ADC. In contrast, we intend to use imaging radioisotopes conjugated to AKY-1189 to select patients most likely to benefit from therapeutic treatment with [225Ac]-Ac-AKY-1189. We believe the commercial impact of Padcev validates Nectin-4 as an anticancer target in UC and that significant unmet medical need exists for our lead product candidate in post-Padcev UC and several non-UC Nectin-4-expressing tumor types such as breast cancers and lung cancers; however, our lead product has not yet been approved for sale, and if approved may not achieve the same level of commercial success as Padcev. We believe that the therapeutic potential of [225Ac]Ac-AKY-1189 across multiple tumor types is supported by our preclinical studies and data collected by a third-party physician in South Africa pursuant to Section 21 of the Medicines and Related Substances Act, or MRSA, demonstrated the ability of AKY-1189 radioconjugates to specifically localize to Nectin-4 expressing tumors and rapidly clear from normal organs and tissues. We intend to file an Investigational New Drug, or IND, application with the U.S. Food and Drug Administration, the FDA, for [225Ac]Ac-AKY-1189 for the treatment of locally advanced or metastatic UC and other Nectin-4 expressing tumors in       . Upon clearance of the IND, we plan to initiate a multi-site Phase 1b clinical trial in the United States in      . Independently, a Phase 1b investigator-initiated trial is planned in South Africa in       to evaluate [225Ac]Ac-AKY-1189 for the treatment of locally advanced or metastatic UC, breast cancer, non-small cell lung cancer, or NSCLC, colorectal cancer and cervical cancer, all of which are Nectin-4 expressing tumors.

To overcome the manufacturing challenges and supply chain reliability issues that have historically hindered the development and commercialization of radiopharmaceuticals, we are focused on investing in manufacturing and ensuring supply chain continuity and reliability. We have built significant internal capabilities, including subject matter expertise for our product manufacturing processes and a state-of-the-art radiopharmaceutical development suite. Additionally, we have partnered with multiple domestic and international isotope suppliers that provides us priority access to 225Ac, and with multiple contract manufacturers for the production of our drug product, which collectively are designed to create redundancies across all components of our supply chain. We are also establishing our own current good manufacturing practice, or cGMP, facility to enhance flexibility, increase control, and establish a hybrid internal and external clinical supply chain. We believe our team’s expertise and experience in the development of radiopharmaceuticals will allow us to address the challenges presented by the half-life of radioactive isotopes and establish an efficient supply chain from production to patient administration.

We believe that radiopharmaceuticals represent one of the most promising modalities for the treatment of solid tumors. Approved radiopharmaceuticals have demonstrated the ability to overcome the challenges of conventional cancer treatments and provide patients with targeted therapies that have superior efficacy and better tolerability. Although [225Ac]Ac-AKY-1189 has not been administered to patients in clinical trials and has not received FDA approval required for commercial sales, we believe our approach is validated by, and builds upon, the clinical and commercial success of current radiopharmaceuticals and that our approach has the potential to further transform the cancer treatment paradigm for large patient populations.

•

Clinical validation of targeted radiopharmaceuticals. Approved beta-emitting radiopharmaceuticals Pluvicto and Lutathera, have demonstrated statistically significant and clinically meaningful overall survival, progression-free survival and quality of life benefits in global registrational clinical trials. Early-stage clinical trials have also demonstrated that the use of alpha-emitting 225Ac radioconjugates can deliver more profound anticancer activity than beta-emitting Lutetium-177, or 177Lu, conjugates in similar patient populations, and in patients whose disease has progressed on prior beta-emitting targeted therapies. These promising early clinical data have led to the advancement of 225Ac-based radioconjugates to pivotal clinical trials, though none yet have filed for approval by the FDA.

•

Commercial validation of approved radiopharmaceuticals. Pluvicto achieved a first full year of sales of approximately $1 billion, representing the strongest oncology commercial launch since Ibrance in 2015, which demonstrates the patient impact potential and rapid adoption of radiopharmaceuticals into clinical practice. The estimated global peak sales for Pluvicto is greater than $4 billion in prostate cancer alone. The global radiopharmaceuticals market is one of the fastest growing categories among anticancer medicines and is projected to grow to over $13 billion in sales by 2032.

•

Strategic validation of radiopharmaceuticals. The commercial success of radiopharmaceuticals, paired with significant increases in investment in innovative approaches, has led to significant value creation through partnering and acquisitions. Aggregate transaction values over the last 10 years are approximately $33 billion. Several large multinational biopharmaceutical oncology leaders have also been significantly investing in radiopharmaceutical operations globally. We believe that the continued capital investment and expansion of operations and the advancement of supply chain capabilities represents recognition of the significant medical and commercial opportunity for radiopharmaceuticals.

Our proprietary miniprotein radioconjugate platform

We created our proprietary miniprotein radioconjugate platform to build on the successes of currently available radiopharmaceuticals and enable the discovery of next-generation precision radiopharmaceuticals. We are leveraging our platform to discover and develop radiopharmaceutical therapies that deliver the tumor-killing properties of radioisotopes to targeted tumors with high tumor penetration and prolonged retention, with the goal of enhancing the safety and tolerability profile by rapidly clearing from normal organs and tissues to minimize systemic radiation exposure. Our miniprotein radioconjugates are designed for use with either imaging isotopes to select patients expressing the target, or therapeutic isotopes to treat tumors. The radioconjugates are formed by a chelation reaction to bind the isotopes to DOTA, which is covalently linked to the tumor-targeting miniprotein. This approach will enable clinicians to first visualize and verify target tumor engagement using an imaging radioisotope, thereby identifying the patients who are most likely to benefit from our therapy.

Our platform has enabled us to engineer potent, precision miniprotein-based radioconjugates that bind to the surface targets on tumor cells to localize radioisotope payloads. Miniproteins are polypeptides of less than one hundred amino acids that are amenable to biologic and medicinal chemistry optimization methods. We are prioritizing miniprotein binders of 40 to 100 amino acids in length, which classifies as a biologic from a regulatory perspective providing a thirteen-year exclusivity period for approved products. Miniproteins have differentiated and highly attractive properties as radioconjugates based on their antibody-like ability to potently and selectively bind to a highly diverse set of target tumors, while having the pharmacologic profile of small peptides to enable high tumor penetration and rapid clearance from the body. We believe that miniproteins have many of the advantages of larger biologics like antibodies, as well as advantages of the smallest binders like peptides, without the limitations specific to either class. In particular, based on our preclinical studies, we believe miniproteins have the following beneficial characteristics for use in radiopharmaceuticals:

•

Enhanced anticancer activity. Tumor killing is achieved through delivery of absorbed radiation dose, which is enhanced by high tumor penetration, high binding affinity for tumor targets, and prolonged retention of drug in the tumor.

•

Improved tumor penetration as compared to larger biologics. Due to their small diameters, miniproteins can achieve high tumor penetration. In contrast, antibodies are unable to rapidly penetrate tumors to the same extent due to their much larger size.

•	High affinity for tumor targets. Increased affinity is associated with higher tumor uptake. We have reproducibly generated sub-nanomolar affinity miniprotein binders to specific tumor targets.

•

Internalization into tumor cells and prolonged tumor retention. Our miniprotein radioconjugates are internalized into cancer cells, which we believe drives prolonged retention time in tumors. In a clinical imaging assessment, AKY-1189 was measured for two days following administration and robust tumor retention was observed through the duration of the assessment. In preclinical studies in animals with significantly faster plasma clearance than humans, we measured out to three days following administration and observed robust retention of AKY-1189 in the tumor for the duration of the study.

•	Enhanced clearance, selectivity and kidney exposure.

•

Rapid clearance from the body to minimize toxicities. The most common dose-limiting toxicity for targeted radiopharmaceuticals is hematologic and bone marrow toxicity. To lower the risk of radiation exposure to bone marrow, we have designed our product candidates to have a short plasma half-life in order to be rapidly cleared through the kidney. Rapid clearance of the radioisotope payload from the body minimizes the exposure to radiation of normal organs and tissues, such as the blood, bone marrow and skin. Unlike antibodies or other large biologic radioconjugates that take days to weeks to be eliminated from circulation, miniproteins are typically eliminated from circulation within hours, thereby minimizing systemic exposure and potentially increasing the therapeutic index of our miniproteins relative to other radiopharmaceutical constructs.

•

High selectivity. Miniproteins, like antibodies, can target specific isoforms or variants of closely related protein targets and differentiate among them, resulting in higher selectivity as compared to peptides. Our product candidates have demonstrated high selectivity for their tumor targets using a well-established cell-surface array assay. We believe this selectivity will reduce the risk of off-target binding and radioactive exposure to normal organs and tissues.

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Reduced kidney exposure through molecular engineering. The kidney is not only the organ that clears miniproteins from the body but it also plays the physiologic role in reabsorbing renally-cleared peptides and proteins to reclaim nutrients. We have developed proprietary capabilities and expertise to engineer our product candidates to minimize their renal reabsorption. Based on data to date, we do not expect [225Ac]Ac-AKY-1189 to require renal protection strategies, such as pre-treatment with amino acids that are required for peptide-based radiopharmaceuticals targeting somatostatin-2 receptor, or SSTR2, such as Lutathera.

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Broader number of addressable targets as compared to peptides. Miniproteins, like antibodies, bind to targets with high affinity, which enables highly selective and potent binding to targets through protein-protein intermolecular contacts. This allows miniproteins to bind to many, diverse protein targets, whether or not the protein target has a cleft or other structural feature commonly required for peptide binders.

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Enables rapid advancement to development candidates. We utilize proprietary yeast surface display techniques that enable us to efficiently screen greater than a billion miniprotein variants and select the most promising candidates for advancement. Furthermore, unlike larger biologics, we couple biological in vitro evolution with medicinal chemistry. Medicinal chemistry utilizes solid phase peptide synthesis, which enables the rapid synthesis of miniproteins with site-specific modifications, including the incorporation of unnatural amino acids, to efficiently optimize our drug candidates to have beneficial characteristics likely to confer a strong clinical profile.

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Enables rapid advancement into first-in-human evaluation. Unlike larger biologics, which require time-consuming and expensive recombinant manufacture by cells in culture, miniproteins allow for efficient chemical synthesis using solid phase peptide synthesis and rapid and cost-effective scale-up.

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Lack of manufacturing constraints. For each clinically-administered dose, only microgram quantities of our miniprotein are anticipated to be required. The microdose quantities allow for small gram-scale batches of our miniprotein to be efficiently produced at contract manufacturers to enable development through first-in-human studies in contrast to other approved peptide drugs that require kilogram-scale batches.

Manufacturing and supply

Manufacturing challenges and ensuring supply chain continuity and reliability have historically hindered the development and commercialization of radiopharmaceuticals. To overcome these challenges, we have established manufacturing and supply chain capabilities that are designed to be reliable and capital efficient with the ability to scale to meet global commercial demand for large cancer patient populations. Our end-to-end supply chain capabilities are orchestrated by our seasoned radiopharmaceutical development and manufacturing team that has experience advancing radiopharmaceutical programs from preclinical to commercialization. We have a state-of-the-art radiopharmaceutical development suite to apply our proprietary insights into process, formulation, and product development for preclinical, first-in-human, clinical trial, and commercial manufacturing and supply.

In addition, we have multiple domestic and international isotope supply agreements spanning therapeutic and diagnostic uses, including agreements with NorthStar Medical Technologies, LLC, TerraPower Isotopes, LLC and Niowave, Inc., among others, with priority access to 225Ac.

We have partnered with leading contract manufacturing organizations to facilitate reliable and efficient supply, including co-located drug product manufacturing with 225Ac production to reduce costs, improve product turnaround time, and ease supply logistics, for our proprietary targeted miniprotein radiopharmaceutical precursors and products. Additionally, we are building an internal cGMP radiopharmaceutical facility to enhance flexibility, increase control, and establish a hybrid internal and external clinical supply chain of our product candidates. As we grow our organization, we are continuing to evaluate options for internal commercial manufacturing to complement our network of commercial contract manufacturers.

Our pipeline

We are leveraging our proprietary miniprotein radioconjugate platform to discover and develop a deep pipeline of targeted radiopharmaceutical programs to address unmet needs in prevalent solid tumors. Our most advanced program, [225Ac]Ac-AKY-1189, is targeting Nectin-4 expressing solid tumors, including locally advanced or metastatic UC, breast cancer, NSCLC, colorectal cancer and cervical cancer.

Beyond [225Ac]Ac-AKY-1189, we have a robust discovery pipeline of several unpartnered miniprotein radioconjugate programs in the discovery phase that focus on clinically-validated targets beyond Nectin-4. Our learnings from the optimization of [225Ac]Ac-AKY-1189 are being applied to benefit the development of these subsequent programs. We retain exclusive, worldwide development and commercialization rights to all our current product candidates and discovery programs. We also have a discovery collaboration with Eli Lilly and Company, or Eli Lilly, to generate novel anticancer radiopharmaceuticals against targets beyond the scope of our unpartnered pipeline programs.

[225Ac]Ac-AKY-1189 targeting Nectin-4 expressing tumors

Our lead product candidate, [225Ac]Ac-AKY-1189, was generated using our miniprotein radioconjugate platform and is designed to deliver 225Ac, a highly potent alpha-emitting radioisotope, to Nectin-4 expressing tumors. Nectin-4 is a cell surface protein found on a wide variety of tumors and has very limited expression in normal adult tissues. Nectin-4 is also the target of enfortumab vedotin, or Padcev, an approved ADC for the treatment of locally advanced and metastatic UC. Although Padcev has validated Nectin-4 as an oncology target, there has been limited clinical development activity to design other therapeutics targeting other Nectin-4 expressing tumors, which may be due to the need to develop a companion diagnostic for tissue testing when utilizing an ADC. In contrast, we intend to use imaging radiosotopes conjugated to AKY-1189 to readily select patients most likely to benefit from therapeutic treatment with [225Ac]-Ac-AKY-1189.

We believe AKY-1189, when conjugated to a radioisotope, has the potential to treat UC as well as other Nectin-4 expressing tumors by selectively delivering cytotoxic radioisotopes such as 225Ac to Nectin-4 expressing tumors to kill the tumor. AKY-1189’s short plasma half-life is designed to limit its radiation exposure to sensitive organs like bone marrow. We have also specifically designed AKY-1189 to minimize reabsorption by the kidneys to avoid potential toxicity concerns associated with renally-cleared radiopharmaceuticals.

In our preclinical studies, [225Ac]Ac-AKY-1189 has demonstrated anticancer activity and increased overall survival in animals inoculated with Nectin-4 expressing cancer cell xenografts. It also demonstrated a compelling biodistribution profile, with low absorbed doses observed outside of the tumor, which supports

[225Ac]Ac-AKY-1189’s potential to widen the therapeutic window. Furthermore, the Section 21 data included clinical imaging and dosimetry data from radioactive imaging radioisotope conjugates of AKY-1189, [68Ga]Ga-AKY-1189 and [177Lu]Lu-AKY-1189, which enabled assessment of tumor uptake and retention in 15 patients with solid tumors known to have high Nectin-4 expression, including UC, breast cancer, NSCLC, colorectal cancer and cervical cancer. In this assessment, AKY-1189 was observed to specifically localize and be retained in all tumor types examined, while being rapidly cleared from normal organs and tissues, including the kidney. AKY-1189 was generally well-tolerated with no adverse events observed. The assessment also observed tumor uptake and retention at levels we expect to be sufficient to drive efficacious responses, based on similar measurements to those of leading marketed radiopharmaceuticals.

We intend to file an IND application with the FDA for [225Ac]Ac-AKY-1189 for the treatment of locally advanced or metastatic UC and other Nectin-4 expressing tumors in      . Upon clearance of the IND, we plan to initiate a multi-site Phase 1b clinical trial in the United States in      . Independently, we anticipate the initiation of a Phase 1b dose-escalation investigator-initiated trial of [225Ac]Ac-AKY-1189 in multiple Nectin-4 expressing solid tumors in South Africa in       . An imaging radioisotope will be used to directly assess tumor binding by AKY-1189 and identify patients most likely to respond to [225Ac]Ac-AKY-1189 with the aim of delivering early clinical therapeutic signals across multiple Nectin-4 expressing tumor types. Patients determined to be Nectin-4 positive will move to the [225Ac]Ac-AKY-1189 dose-escalation portion of the trial. Upon completion of dose escalation portion, a dose expansion portion will be conducted in patients with locally advanced or metastatic UC and other Nectin-4 expressing tumor types.

[225Ac]Ac-AKY-2519 targeting B7-H3 expressing tumors

We are developing a novel miniprotein radioconjugate, [225Ac]Ac-AKY-2519, to deliver 225Ac to B7-H3 expressing lung, breast, prostate, and potentially other cancers. B7-H3 is a pan-tumor target that has attracted substantial clinical development efforts across different modalities including antibody-drug conjugates due to its robust expression in major tumor types and limited expression on normal tissues. Physiologically, B7-H3 plays a role in adaptive immunity and in cancers has been shown to act as an immune checkpoint. We estimate that approximately 75% of all lung and breast cancers and 50% of prostate cancers express B7-H3, while also being expressed on other solid tumors. We are planning to conduct human imaging studies in 2025 to guide further development.

Eli Lilly collaboration

In May 2024, we entered into a discovery collaboration with Eli Lilly to leverage our proprietary miniprotein radioconjugate platform to generate novel anticancer radiopharmaceuticals against targets beyond the scope of our unpartnered pipeline programs. We received a $60.0 million upfront cash payment in addition to an equity investment and are eligible to receive up to an additional $1.2 billion upon achievement of preclinical, clinical, regulatory, and commercial milestones, as well as tiered royalties. We are responsible for program discovery of a defined set of targets selected by Eli Lilly through initial human imaging studies and Eli Lilly is responsible for worldwide clinical development and commercialization from Phase 1 clinical trials onward. We retain worldwide rights to our proprietary pipeline programs, including our lead Nectin-4 targeting program.

Our strategy

We were founded to improve outcomes for cancer patients by pioneering a new class of targeted radiopharmaceuticals to unlock the benefit of the modality for prevalent tumor types that have historically been beyond the reach of radiopharmaceuticals. We are leveraging our proprietary miniprotein radioconjugate platform to discover and develop product candidates that are designed to safely confer breakthrough efficacy and maximize the therapeutic effect of radiopharmaceuticals for broad patient populations with significant unmet needs. Our strategy to achieve this is to:

•	Advance [225Ac]Ac-AKY-1189 development across multiple tumor types.

•	Expand our pipeline of product candidates by leveraging our proprietary miniprotein radioconjugate platform capabilities.

•	Maximize the potential of our platform technology with Eli Lilly and future collaboration partners.

•	Continue building a fully capable end-to-end supply chain through vertical integration and key established partners.

•	Expand radiopharmaceutical utilization in the clinical oncology setting.

Our team

We have assembled an experienced management team with deep expertise in drug development, approval, and commercialization. Our team is led by executives who have significant experience in company-building in the biopharmaceutical industry and a shared vision to build a leading radiopharmaceutical company. The experience of our President and Chief Executive Officer, Matthew Roden, PhD, in the biopharmaceutical industry includes leadership positions in corporate strategy and business development at Bristol Myers Squibb, and senior equity research coverage of the biotechnology sector at J.P. Morgan and UBS. He also serves as an Entrepreneur Partner at MPM BioImpact and on the Boards of Directors of other biotechnology companies. Paul Feldman, PhD, our Chief Scientific Officer, was Co-founder and Chief Executive Officer of Phoundry Pharmaceuticals and, upon its acquisition by Intarcia Therapeutics, served as Head of Discovery and Translational Medicine at Intarcia. In his previous roles at GlaxoSmithKline, he was directly involved in the discovery of five approved drugs. Shulamit Ron-Bigger, PhD, our Chief Operating Officer, previously served as Head of Strategy and Operations for the Research and Early Development organization at Bristol Myers Squibb. Akos Czibere, MD, PhD, our Chief Medical Officer, has extensive experience in clinical development, most recently serving as Therapeutic Area Development Head of Hematology-Oncology at Pfizer. Dr. Czibere has been directly involved in the approval of six oncology drugs, including Elrexfio and Talzenna. Tyler Benedum, PhD, our Chief Technical Officer, previously served as Vice President of Chemistry, Manufacturing, and Controls Development at Avid Radiopharmaceuticals, a wholly-owned subsidiary of Eli Lilly, where he oversaw global commercial and clinical trial radiopharmaceutical manufacturing and played a key role in developing and advancing Amyvid and Tauvid through marketing authorization approval and commercialization.

Our company was co-founded by Todd Foley, a Managing Director at MPM BioImpact, who is currently Chair of our Board of Directors; Patrick Baeuerle, PhD, an MPM BioImpact Advisor, and currently a member of our Scientific Advisory Board; and Brian Goodman, PhD, a Partner at MPM BioImpact and current consultant to the Company.

We have raised approximately $346 million from a syndicate of leading life sciences institutional investors, including MPM BioImpact, Vida Ventures, EcoR1 Capital, and Blue Owl Capital. Prospective investors should not rely on the investment decisions of our existing investors, as these investors may have different risk tolerances and strategies and have purchased their shares in prior offerings at prices lower than the anticipated public offering price in this offering.

Risks associated with our business

Our business is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the “Risk factors” section of this prospectus immediately following this prospectus summary and include, among others:

•	We have incurred significant losses since our inception, have no products approved for sale, and we expect to incur losses for the foreseeable future.

•	Our limited operating history may make it difficult for you to evaluate our prospects and likelihood of success.

•

Even if this offering is successful, we will require additional funding to finance operations. If we are unable to raise capital when needed, or on acceptable terms, we would be forced to delay, reduce, or eliminate our research and product candidate development programs.

•

We are very early in our development efforts. If we are unable to develop, and commercialize, any of our current or future product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or if we experience significant delays in doing so, our business will be materially harmed.

•

Our business is highly dependent on our lead product candidate, [225Ac]Ac-AKY-1189, for the treatment of Nectin-4 expressing tumors. We must complete clinical trials before we can seek regulatory approval and begin commercialization of [225Ac]Ac-AKY-1189. If we are unable to obtain regulatory approval for, and successfully commercialize, [225Ac]Ac-AKY-1189, our business may be materially harmed, and such failure may affect our other future product candidates.

•

Preclinical and clinical development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If preclinical studies or clinical trials of a product candidate are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize [225Ac]Ac-AKY-1189 for any indication or any of our future product candidates on a timely basis or at all.

•

Our approach to the discovery and development of product candidates using our miniprotein radioconjugate platform represents a novel approach to radiation therapy, which creates significant and potentially unpredictable challenges for us.

•

Our product candidates may cause adverse events, undesirable side effects or have other properties that could halt their preclinical or clinical development, prevent, delay, or cause the withdrawal of their regulatory approval, limit their commercial potential, or result in significant negative consequences, including death of patients.

•	Results of preclinical studies, dosimetry assessments, and early-stage clinical trials may not be predictive of the results of future preclinical studies or clinical trials.

•

Interim, topline, or preliminary data from our preclinical studies and clinical trials that we announce or publish from time to time may change as more patient data becomes available or as we make changes to our manufacturing processes and are subject to audit and verification procedures that could result in material changes in the final data.

•

The commercial success of [225Ac]Ac-AKY-1189, or any of our future products, if approved, will depend upon public perception of radiopharmaceuticals and the degree of their market acceptance by physicians, patients, healthcare payors and others in the medical community. Even if [225Ac]Ac-AKY-1189, or any other product candidates we develop receive marketing approval by the FDA or other foreign regulatory authority, they may not achieve the level of commercial acceptance and sales experienced by approved beta-emitting therapies, Pluvicto and Lutathera.

•	We face substantial competition, which may result in others discovering, developing, or commercializing products before or more successfully than we do.

•

The development and commercialization of pharmaceutical products is subject to extensive regulation, and the regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for [225Ac]Ac-AKY-1189 or our future product candidates, on a timely basis if at all, our business will be substantially harmed.

•

We intend to build and operate our own manufacturing facility for preclinical and clinical supply needs, which will require significant resources, and we may fail to successfully establish and operate our facility, which could adversely affect our clinical trials and the commercial viability of our product candidates.

•

Our product candidates are biologics and the manufacture of our product candidates is complex. Even after our planned manufacturing facility is operating, we will continue to rely on third parties to manufacture our product candidates. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product supplies or product candidates, or fail to do so at acceptable quality levels or prices.

•	We may be unable to obtain a sufficient supply of 225Ac or other radioisotopes to support clinical development or manufacturing at commercial scale.

•

We will rely on third parties to conduct our Phase 1b clinical trial of [225Ac]Ac-AKY-1189 and plan to rely on third parties to conduct future clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our product candidates.

•	We do not own or expect to own any issued patents relating to the active pharmaceutical ingredient, 225Ac, of our product candidate [225Ac]Ac-AKY-1189.

•

Our success depends on our ability to obtain, maintain, enforce, defend and protect our intellectual property and our proprietary technologies, and conduct our business without infringing, misappropriating or otherwise violating intellectual property or proprietary rights of others.

•	There has been no prior public market for our common stock, and an active trading market may not develop or be sustained.

Corporate information

We were originally incorporated under the laws of the State of Delaware in August 2020 under the name HotKnot Therapeutics, Inc. We changed our name to Aktis Oncology, Inc. in April 2021. Our principal executive offices are located at 17 Drydock Avenue, Suite 17-401, Boston, Massachusetts 02210 and our telephone number is (617) 461-4023. Our website address is www.aktisoncology.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus. We have included our website in this prospectus solely as an inactive textual reference.

Implications of being an “emerging growth company” and a “smaller reporting company”

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. For so long as we remain an emerging growth company, we may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

reduced obligations with respect to financial data, including only being required to present two years of audited consolidated financial statements, in addition to any required unaudited interim consolidated financial statements with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure in this prospectus;

•	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•	reduced obligations with respect to disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements;

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements; and

•

an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on financial statements.

We may take advantage of these provisions until the last day of the fiscal year ending after the fifth anniversary of this offering or such earlier time that we no longer qualify as an emerging growth company. We may choose to take advantage of some but not all of these reduced reporting burdens. We will cease to qualify as an emerging growth company on the date that is the earliest of: (i) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (ii) the last day of the fiscal year in which we have more than $1.235 billion in total annual gross revenues, (iii) the date on which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of the second quarter of such year, or (iv) the date on which we have issued more than $1.0 billion of non-convertible debt over the prior three-year period. We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than you might obtain from other public companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company, which may make comparison of our financials to those of other public companies more difficult. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our share price.

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited consolidated financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. We may continue to be a smaller reporting company until the end of the fiscal year following the determination that we no longer meet the requirements necessary to be considered a smaller reporting company.

The offering

Common stock offered by us	shares.
Underwriters’ option to purchase additional shares	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to additional shares of our common stock.
Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds

We estimate that our net proceeds from this offering will be approximately $     million (or approximately $     million if the underwriters exercise their option to purchase up to     additional shares of common stock in full), assuming an initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to     and the remainder for working capital and other general corporate purposes. See the section titled “Use of proceeds” for additional information.

Risk factors

You should read the section titled “Risk factors” beginning on page 17 of this prospectus for a discussion of factors you should consider carefully, together with all the other information included in this prospectus, before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“AKTI”

The number of shares of our common stock to be outstanding immediately following the completion of this offering is based on 132,383,124 shares of our common stock outstanding as of September 30, 2024, after giving effect to the automatic conversion of all 129,567,500 outstanding shares of our redeemable convertible preferred stock into an aggregate of 129,567,500 shares of our common stock immediately prior to the completion of this offering. The number of shares of our common stock to be outstanding after this offering excludes:

•

14,384,193 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2024 pursuant to our 2020 Equity Incentive Plan, or the 2020 Plan, with a weighted-average exercise price of $0.84 per share;

•	15,625 shares of our common stock issuable upon the vesting of restricted stock units, or RSUs, outstanding as of September 30, 2024;

•

7,999,411 shares of our common stock reserved for future issuance under the 2020 Plan as of September 30, 2024, which shares will cease to be available for issuance at the time our 2025 Equity Incentive Plan, or the 2025 Plan, becomes effective in connection with this offering;

•

    shares of our common stock reserved for future issuance under the 2025 Plan, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2025 Plan; and

•

    shares of our common stock reserved for future issuance under our 2025 Employee Stock Purchase Plan, or the ESPP, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

Unless otherwise indicated or the context otherwise requires, all information in this prospectus, including the number of shares of common stock that will be outstanding after this offering, reflects and assumes the following:

•

the filing and effectiveness of our amended and restated certificate of incorporation, or Restated Charter, and the adoption of our amended and restated bylaws, or Restated Bylaws, each of which will occur immediately prior to the completion of this offering;

•

the automatic conversion of all 129,567,500 outstanding shares of our redeemable convertible preferred stock into an aggregate of 129,567,500 shares of our common stock immediately prior to the completion of this offering;

•	no vesting or exercise of the outstanding stock options and RSUs described above subsequent to September 30, 2024;

•	a -for- stock split of our common stock, which will become effective prior to the completion of this offering;

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock; and

•	no repurchases of our common stock by us subsequent to September 30, 2024.

Summary consolidated financial data

The following tables set forth our summary consolidated financial data for the years ended December 31, 2023 and 2022. We have derived the statement of operations and comprehensive loss data for the years ended December 31, 2023 and 2022 from our audited consolidated financial statements included elsewhere in this prospectus. The following summary condensed consolidated statements of operations data for the nine months ended September 30, 2024 and 2023 and the summary condensed consolidated balance sheet data as of September 30, 2024 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the section of this prospectus titled “Management’s discussion and analysis of financial condition and results of operations.” The summary financial data in this section are not intended to replace our financial statements and are qualified in their entirety by our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in any future period, and results for the nine months ended September 30, 2024 are not necessarily indicative of the results that should be expected for the year ending December 31, 2024.

	Nine months ended September 30,		Year ended December 31,
(in thousands, except share and per share data)	2024	2023	2023	2022

Revenue:
Collaboration revenue	$554	$—	$—	$—

Operating expenses:
Research and development	28,348	18,472	25,919	14,302
General and administrative(1)	8,621	6,314	8,875	5,462

Total operating expenses	36,969	24,786	34,794	19,764

Loss from operations	(36,415)	(24,786)	(34,794)	(19,764)
Total other income, net	4,491	4,559	6,153	1,835

Net Loss	$(31,924)	$(20,227)	$(28,641)	$(17,929)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(12.19)	$(8.78)	$(12.24)	$(9.11)

Weighted average shares of common stock outstanding, basic and diluted(2)	2,619,900	2,303,086	2,340,553	1,968,407

Pro forma net loss per share attributable to common stockholders, basic and diluted(3)	$(0.36)		$(0.33)

Pro forma weighted average shares of common stock outstanding, basic and diluted(3)	88,825,066		87,641,115

(1)	Includes $143, $190, $303 and $542 for related party transactions for the nine months ended September 30, 2024 and 2023 and the years ended December 31, 2023 and 2022, respectively.

(2)	See Note 16 to our unaudited condensed consolidated financial statements and Note 15 to our audited consolidated financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders and the weighted average number of shares used in the computation of the per share amounts.

(3)

The pro forma basic and diluted net loss per share for the nine months ended September 30, 2024 and the year ended December 31, 2023 have been computed to give effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock as of such date. Pro forma basic and diluted net loss per share attributable to common stockholders does not include the effect of the shares expected to be sold in this offering. The pro forma net loss per share attributable to common stockholders for the nine months ended September 30, 2024 and the year ended December 31, 2023 was calculated using the weighted-average number of shares of common stock outstanding as of such date, including the pro forma effect of the conversion of all outstanding shares of our redeemable convertible preferred stock and exercise of warrants into shares of our common stock, as if such conversion or exercise had occurred at the beginning of the applicable period, or their respective issuance dates, if later.

(in thousands)	As of September 30, 2024
	Actual	Pro forma(2)	Pro forma as adjusted(3)

Balance Sheet Data:
Cash, cash equivalents and marketable securities	$312,414	$312,414	$
Working capital(1)	298,406	298,406
Total assets	337,090	337,090
Total liabilities	80,450	80,450
Redeemable convertible preferred stock	333,424	—
Accumulated deficit	(80,777)	(80,777)
Total stockholders’ (deficit) equity	(76,784)	256,640

(1)	We define working capital as current assets less current liabilities. See our consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

(2)	The pro forma balance sheet data give effect to (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 129,567,500 shares of our common stock immediately prior to the completion of this offering, and (ii) the filing and effectiveness of our Restated Charter, which will be effective immediately prior to the completion of this offering.

(3)	The pro forma as adjusted balance sheet data gives effect to (i) the pro forma adjustments described in footnote (2) above, and (ii) the issuance and sale of shares of our common stock offered in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash, working capital, total assets and total stockholders’ (deficit) equity by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash, working capital, total assets and total stockholders’ (deficit) equity by approximately $     million, assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the sections of this prospectus titled “Special note regarding forward-looking statements” and “Management’s discussion and analysis of financial condition and results of operations” before you make an investment decision. The risks described below are not the only risks that we face. The occurrence of any of the following risks, or of additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition, results of operations and prospects. As a result, the market price of shares of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks related to our limited operating history, financial condition and need for additional capital

We have incurred significant losses since our inception, have no products approved for sale, and we expect to incur losses for the foreseeable future.

Development of radiopharmaceutical product candidates is a highly speculative undertaking and involves a substantial degree of risk. We are still in the early stages of development of our product candidates and our lead product candidate, [225Ac]Ac-AKY-1189, is expected to be evaluated in a Phase 1b investigator-initiated clinical trial in South Africa for the treatment of locally advanced or metastatic urothelial cancer, or UC, breast cancer, non-small cell lung cancer, or NSCLC, colorectal cancer and cervical cancer, all of which are Nectin-4 expressing tumors. We have no products licensed for commercial sale and have not generated any revenue to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As such, we have incurred significant losses since inception, and have financed our operations principally through equity financings. We expect that it will be several years, if ever, before we have a commercialized product candidate and generate revenue from sales.

Our net losses for the nine months ended September 30, 2024 and 2023 were $31.9 million and $20.2 million, respectively. Our net losses for the year ended December 31, 2023 and 2022 were $28.6 million and $17.9 million, respectively. As of September 30, 2024 and December 31, 2023, we had an accumulated deficit of $80.8 million and $48.9 million, respectively. We anticipate that our expenses and operating losses will increase substantially as we:

•	advance our lead product candidate, [225Ac]Ac-AKY-1189 for Nectin-4 expressing tumors, into and through clinical trials;

•	continue to advance our miniprotein radioconjugate platform;

•	acquire or in-license other product candidates, targeting molecules and technologies;

•	pursue investigational new drug, or IND,-enabling preclinical studies for our other programs;

•	conduct preclinical studies and clinical studies for our other product candidates;

•	seek to identify additional product candidates;

•	continue to expand partnerships with domestic and international isotope suppliers to create redundancies in our supply chain;

•	scale up our supply of 225Ac and other radioisotopes;

•	seek regulatory approval of product candidates that successfully complete clinical development;

•	obtain, expand, maintain, defend, protect and enforce our intellectual property portfolio;

•	continue to expand manufacturing capabilities through additional in-house facilities and expertise, as well as additional third party contractors to enable global commercial scale;

•	continue to utilize third parties to manufacture our lead product candidate;

•	undertake pre-commercial activities to enhance commercialization prospects for any current or future product candidates that we may seek to obtain regulatory approval for;

•	ultimately establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•

expand our operational, financial, and management systems and increase personnel, including personnel to support our preclinical and clinical development, manufacturing and commercialization efforts; and

•

add operational, legal, compliance, financial and management information systems and personnel to support our research, product development and future commercialization efforts, as well as to support our operations as a public company.

Because of the numerous risks and uncertainties associated with the development of radiopharmaceutical therapies, we are unable to accurately predict the timing or amount of increased expenses. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital. Even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development and other expenditures to develop, seek regulatory approval for, and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. For example, if we are required by the United States Food and Drug Commission, or FDA or comparable foreign regulatory authorities to perform studies or clinical trials in addition to those we currently anticipate, or if there are any delays in commencing or completing our clinical trials or the development of any product candidates, our expenses could increase and commercial revenue could be further delayed and more uncertain, which will adversely affect our business. We may not be successful in navigating these challenges, which may adversely affect our business, results of operations and prospects.

Our limited operating history may make it difficult for you to evaluate our prospects and likelihood of success.

We have a limited operating history upon which you can evaluate our business and prospects. Since our inception in August 2020, we have devoted substantially all our resources and efforts to organizing and staffing our company, business planning, raising capital, conducting discovery and research activities, filing patent applications, identifying potential product candidates, undertaking preclinical studies, in-licensing technology, building out our manufacturing facility and establishing arrangements with third parties for the supply and manufacture of our product candidates and component materials. We have not submitted an IND application with the FDA, and our lead product candidate, [225Ac]Ac-AKY-1189, is expected to be evaluated in a Phase 1b investigator-initiated clinical trial in South Africa for the treatment of locally advanced or metastatic UC and other Nectin-4 expressing tumors. We have not yet demonstrated our ability to successfully complete any clinical trials, obtain regulatory approvals, manufacture a commercial scale product supply, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Additionally, we expect our financial condition and operating results to continue to fluctuate significantly from period to period due to a variety of factors, many of which are beyond our control. Such factors include, among other things, the timing of, cost of, and level of investment in, research, development, and commercialization activities, which could vary over time. Consequently, any predictions you may make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a young business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

Even if this offering is successful, we will require additional funding to finance operations. If we are unable to raise capital when needed, or on acceptable terms, we would be forced to delay, reduce, or eliminate our research and product candidate development programs.

Developing radiopharmaceutical product candidates, including conducting preclinical studies and clinical trials, is a very time-consuming, capital-expensive, and uncertain process that takes years to complete. Our lead program, [225Ac]Ac-AKY-1189, is expected to be evaluated in a Phase 1b investigator-initiated clinical trial in South Africa and we intend to file an IND application with the FDA for [225Ac]Ac-AKY-1189 for the treatment of locally advanced or metastatic UC and other Nectin-4 expressing tumors. We are also evaluating multiple current product candidates in preclinical studies. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue the research and development of, advance the preclinical and clinical activities of, and seek regulatory approval for, [225Ac]Ac-AKY-1189 for Nectin-4 expressing tumors from the FDA and other foreign regulatory authorities, as well as our other product candidates. In addition, if we obtain regulatory approval for [225Ac]Ac-AKY-1189 for any Nectin-4 expressing tumor or our other product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of our collaborators. We may also need to raise additional funds sooner if our preclinical and clinical activities take longer than expected, as a result of regulatory approvals or otherwise, or if we choose to pursue additional indications and geographies for any of our product candidates or otherwise expand more rapidly than we presently anticipate.

Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we will be forced to delay, reduce, or eliminate programs, and may be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition, results of operations and prospects.

As of September 30, 2024, we had $312.4 million in cash, cash equivalents and marketable securities. Based on our current business plans, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will be sufficient to fund our operating expenses and capital expenditure requirements through    . We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect, requiring us to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Our failure to raise capital or enter into such other arrangements when needed would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate clinical trials, our research and development programs or other operations, or lead us to grant rights to third parties to develop and market product candidates that we would otherwise prefer to develop and market ourselves. In addition, we may seek additional capital opportunistically due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert our management from our day-to-day activities. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”

Our future capital requirements will depend on, and could increase significantly because of many factors including:

•	the scope, progress, results and costs related to the clinical development of [225Ac]Ac-AKY-1189 for Nectin-4 expressing tumors;

•	the scope, progress, results and costs of discovery, preclinical development and planned clinical trials for our future product candidates;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the cost of advancing and furthering our miniprotein radioconjugate platform;

•	the costs of establishing, operating and maintaining our manufacturing facility, or securing other manufacturing arrangements for clinical-supply and commercial production;

•	the cost and availability of sufficient supply of 225Ac and other radioisotopes;

•	the achievement of milestones or occurrence of other developments that trigger payments by us or our collaborators under any current or future collaboration agreements;

•	our ability to establish and maintain additional collaborations on favorable terms, if at all;

•	the emergence of competing therapies for oncology indications and other adverse market developments;

•

the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining, protecting, defending and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or in-license other product candidates and technologies; and

•

the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory clearances to market [225Ac]Ac-AKY-1189 for any Nectin-4 expressing tumors or any future product candidates.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our product candidates or other research and development initiatives. Any of our current or future license agreements may also be terminated if we are unable to meet the payment or other obligations under the agreements.

We have not generated any revenue to date and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue. We do not expect to generate significant product revenue unless or until we successfully complete clinical development and obtain regulatory approval of, and then successfully commercialize, at least one of our product candidates. Other than [225Ac]Ac-AKY-1189, which is expected to commence an investigator-initiated Phase 1b clinical trial in South Africa, all of our product candidates are in the preclinical stages of development and will require additional preclinical studies and clinical development as well as regulatory review and approval, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. We will face significant development risk as our product candidates, including [225Ac]Ac-AKY-1189, advance through clinical development. Our ability to generate revenue depends on a number of factors, including, but not limited to:

•

timely completion of our preclinical studies and our current and future clinical trials, which may be significantly slower or more costly than we currently anticipate and will depend substantially upon the performance of third-party contractors;

•

our ability to complete IND-enabling studies and successfully submit IND applications or comparable applications to allow us to initiate clinical trials for [225Ac]Ac-AKY-1189 for Nectin-4 expressing tumors or any future product candidates;

•

whether we are required by the FDA or similar foreign regulatory authorities to conduct additional clinical trials or other studies beyond those planned to support the approval and commercialization of our product candidates or any future product candidates;

•

our ability to demonstrate to the satisfaction of the FDA or similar foreign regulatory authorities the safety, potency, purity and acceptable risk-to-benefit profile of our product candidates or any future product candidates;

•	the prevalence, duration and severity of potential side effects or other safety issues experienced with our product candidates or future product candidates, if any;

•	the timely receipt of necessary marketing approvals from the FDA or similar foreign regulatory authorities;

•	the willingness of physicians, operators of clinics and patients to utilize or adopt any of our product candidates or future product candidates as potential cancer treatments;

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our ability and the ability of third parties with whom we contract to manufacture adequate clinical and commercial supplies of our product candidates or any future product candidates, remain in good standing with regulatory authorities and develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practices, or cGMP;

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our ability to successfully develop a commercial strategy and thereafter commercialize our product candidates or any future product candidates in the United States and internationally, if licensed for marketing, reimbursement, sale and distribution in such countries and territories, whether alone or in collaboration with others; and

•	our ability to establish, maintain, enforce, protect and defend intellectual property rights in and to our product candidates or any future product candidates.

Many of the factors listed above are beyond our control, and could cause us to experience significant delays or prevent us from obtaining regulatory approvals or commercialize our product candidates. Even if we are able to commercialize our product candidates, we may not achieve or maintain profitability. If we are unable to generate sufficient revenue through the sale of our product candidates or any future product candidates, we may be unable to continue operations without continued funding.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We expect our expenses to increase in connection with our planned operations. Unless and until we can generate a substantial amount of revenue from our product candidates, we expect to finance our future cash needs through public or private equity offerings, debt financings, collaborations, licensing arrangements or other sources, or any combination of the foregoing. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. Disruptions in the financial markets in general may make equity and debt financing more difficult to obtain and may have a material adverse effect on our ability to meet our fundraising needs.

To the extent that we raise additional capital through the sale of common stock, convertible securities or other equity securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a common stockholder. In addition, debt financing, if available, may result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.

If we raise additional funds through collaborations, strategic alliances, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we would be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Any additional fundraising efforts we undertake may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates.

Risks related to our business and development of our product candidates

We are very early in our development efforts. If we are unable to develop, and commercialize, any of our current or future product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or if we experience significant delays in doing so, our business will be materially harmed.

We are very early in our development efforts. The success of our business depends upon our ability to identify, develop, and commercialize targeted radiopharmaceuticals across a range of oncology indications. [225Ac]Ac-AKY-1189, our most advanced product candidate, is expected to commence a Phase 1b investigator-initiated clinical trial in South Africa for the treatment of locally advanced or metastatic UC and other Nectin-4 expressing tumors. We have not yet filed an IND application with the FDA to enable us to commence trials in the United States. Any perceived positive results from the third-party physician data collected in South Africa pursuant to Section 21 of the Medicines and Related Substances Act, or MRSA, as authorized by the South African Health Products Regulatory Authority, or SAPHRA, will not be part of our IND application and will not be considered by the FDA in assessment the safety of [225Ac]Ac-AKY-1189. Commencing clinical trials in the United States is subject to clearance by the FDA of an IND application and finalizing the trial design based on discussions with the FDA. In the event that the FDA requires us to complete additional preclinical studies or we are required to satisfy other FDA requests prior to commencing clinical trials, the start of our first clinical trials may be delayed or we may be unsuccessful obtaining clearance to proceed into clinical development. In addition, clinical trials conducted in one country, may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to conditions imposed by the FDA, and there can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt our development of the applicable product candidates. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of one or more of our product candidates.

The success of our product candidates will depend on several factors, including the following:

•	successful completion of preclinical studies;

•	effective INDs or comparable foreign applications that allow commencement of our planned clinical trials or future clinical trials for any product candidates we may develop;

•	successful initiation of clinical trials;

•	successful patient enrollment in, and completion, of clinical trials;

•	the ability to successfully develop [225Ac]Ac-AKY-1189 for any Nectin-4 expressing tumors;

•	the ability to successfully develop additional product candidates;

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our ability to demonstrate to the satisfaction of the FDA or any comparable foreign regulatory authority that the applicable product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•	timely receipt of approvals for product candidates from applicable regulatory authorities;

•	the extent of any required post-regulatory approval commitments to applicable regulatory authorities;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

•	sourcing clinical and, if approved for commercial sale, commercial supplies for the radioisotopes used to manufacture our product candidates;

•	securing reliable transport for our product candidates given that isotope stability times are limited once a molecule has been bound;

•	successfully establishing and operating our manufacturing facility;

•	the ability of dosimetry and imaging assessments to demonstrate sufficient tumor uptake of imaging radioisotopes conjugated to our miniproteins;

•	making and maintaining arrangements with third-party manufacturers for both clinical and commercial supplies of our product candidates;

•	establishing sales, marketing and distribution capabilities and successfully launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other cancer therapies;

•	educating medical personnel regarding the potential side effect profile of our product candidates;

•	facilitating patient access to the limited number of facilities able to administer our product candidates, if approved;

•	obtaining and maintaining third-party coverage and adequate reimbursement; and

•	maintaining a continued acceptable safety profile of our products following regulatory approval.

If we do not achieve one or more of these factors in a timely manner, or at all, we could experience significant delays or be unable to successfully commercialize our product candidates, which would materially harm our business.

Our business is highly dependent on our lead product candidate, [225Ac]Ac-AKY-1189, for the treatment of Nectin-4 expressing tumors. We must complete clinical trials before we can seek regulatory approval and begin commercialization of [225Ac]Ac-AKY-1189. If we are unable to obtain regulatory approval for, and successfully commercialize, [225Ac]Ac-AKY-1189, our business may be materially harmed, and such failure may affect our other future product candidates.

The process for obtaining marketing approval for any product candidate, including [225Ac]Ac-AKY-1189, is very long and risky and there will be significant challenges for us to address to obtain marketing approval as planned, if at all. There is no guarantee that the results obtained in our planned clinical trials of [225Ac]Ac-AKY-1189 will be sufficient to obtain regulatory approval. Furthermore, success in an early-stage trial does not necessarily mean a later stage trial will be successful. In addition, because our other product candidates are based on similar technology of our lead product candidate, if [225Ac]Ac-AKY-1189 encounters safety or efficacy problems, manufacturing or supply interruptions, developmental delays, regulatory issues, or other problems, our development plans and business related to other product candidates could be significantly harmed.

Preclinical and clinical development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If preclinical studies or clinical trials of a product candidate are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize [225Ac]Ac-AKY-1189 for Nectin-4 expressing tumors or any of our future product candidates on a timely basis or at all.

We, and any future collaborators, are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining regulatory approval from the FDA. Foreign regulatory authorities, such as the European Medicines Agency, or EMA, impose similar requirements. The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable, but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. To date, we have never submitted an IND application to the FDA. We, and any future collaborators, must complete additional preclinical studies and clinical trials to demonstrate the safety and efficacy of our product candidates in humans before we will be able to obtain these approvals.

[225Ac]Ac-AKY-1189 is expected to be evaluated in a Phase 1b investigator-initiated clinical trial for the treatment of locally advanced or metastatic UC and other Nectin-4 expressing tumors, and we have not yet filed an IND application with the FDA to enable us to commence trials in the United States. Commencing clinical trials in the United States is subject to acceptance by the FDA of an IND application and finalizing the trial design based on discussions with the FDA and other regulatory authorities. In the event that the FDA requires us to complete additional preclinical studies or we are required to satisfy other requests prior to commencing clinical trials, the start of any future clinical trials may be delayed.

For our current and future product candidates, we may not be able to file IND applications, or similar applications outside the United States, on the timelines we expect. For example, we may experience supply or manufacturing delays or other delays with IND-enabling, or equivalent foreign preclinical studies. Moreover, we cannot be sure that submission of an IND application, or similar applications outside the United States, will result in the FDA, or comparable foreign regulatory authorities, allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND application, or similar applications outside the United States, we cannot guarantee that such regulatory authorities will not change their requirements in the future. We also cannot predict that approval of an IND application or similar application by the FDA or comparable foreign regulatory authority will result in approval of similar applications to conduct clinical trials. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or similar approvals outside the United States. We do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time, or be completed on schedule, if at all.

Clinical trials can be delayed, suspended, or terminated for a variety of reasons, including the following:

•	delays in or failure to obtain regulatory authorization to commence a clinical trial;

•	delays in or failure to obtain institutional review board, or IRB, approval at each site or national competent authority approvals including positive ethics committee opinions;

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delays in or failure to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	difficulty in recruiting clinical trial investigators of appropriate competencies and experience;

•	delays in establishing the appropriate dosage levels in clinical trials;

•	delays in or failure to recruit and enroll suitable patients to participate in a clinical trial, as well as inclusion and exclusion criteria and patients’ prior lines of therapy and treatment;

•	lower than anticipated retention rates of patients in clinical trials;

•	failure to have patients complete a trial or return for post-treatment follow-up;

•	clinical sites deviating from trial protocol or dropping out of a clinical trial;

•	delays adding new investigators or clinical trial sites;

•	our third-party research contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	changes in regulatory requirements, policies, and guidelines;

•	our ability to obtain sufficient radioactive supplies, and to manufacture and deliver sufficient quantities of a product candidate for use in clinical trials;

•	the quality or stability of a product candidate falling below acceptable standards;

•	changes in the treatment landscape for our target indications in oncology that may make any of our current or future product candidates no longer relevant;

•	third-party actions claiming infringement by our product candidates in clinical trials outside the United States and obtaining injunctions interfering with our progress; and

•	business interruptions resulting from geo-political actions, including war and terrorism, natural disasters including earthquakes, typhoons, floods, and wildfires, or disease.

Moreover, clinical trials must be conducted in accordance with the FDA and comparable foreign regulatory authorities’ legal requirements, regulations, and guidelines, and are subject to oversight by regulatory authorities and IRBs or ethics committees at the medical institutions where the clinical trials are conducted.

Safety or tolerability concerns could cause us or regulatory authorities, as applicable, to suspend or terminate a clinical trial if it is found that the participants are being exposed to unacceptable health risks, undesirable side effects, or other unfavorable characteristics of the product candidate, or if such undesirable effects or risks are found to be caused by a chemically or mechanistically similar therapeutic or therapeutic candidate. We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees of the institutions in which such trials are being conducted, by the data review committee or data safety monitoring board for such trial or by the FDA, or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product, changes in governmental regulations or administrative actions, or lack of adequate funding to continue the clinical trial.

In 2001, the FDA launched Project Optimus as an initiative to reform the dose optimization and dose selection paradigm in oncology drug development with the goal of advancing an oncology dose-finding and dose optimization paradigm that emphasizes dose selections that maximize efficacy as well as safety and tolerability. In support of this initiative, the FDA may request sponsors of oncology product candidates to conduct dose optimization studies before permitting sponsors to initiate a pivotal study. In early 2023, the FDA issued a draft guidance intended to assist sponsors in identifying the optimal dosages for these products during clinical development and prior to applying for approval for a new indication and usage as well as another draft guidance intended to provide recommendations to sponsors of anticancer drugs or biological products on considerations for designing trials intended to support accelerated approval. In August 2004, the FDA issued final guidance on Project Optimus providing that radiopharmaceuticals are within the scope of Project Optimus. If we are required to conduct dose optimizing studies, such studies may delay our product development activities.

Furthermore, even if we are able to complete our manufacturing facility, we will continue to rely on contract manufacturing organizations, or CMOs, and contract development and manufacturing organization, or CDMOs, for the proper and timely manufacturing of our product candidates in accordance with cGMP requirements. We also intend to continue to rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials in compliance with good clinical practice, or GCP, requirements. While we have agreements governing their committed activities, we will have limited influence over their actual performance. To the extent our CMOs fail to comply with cGMP or to perform their manufacturing obligations in a timely manner, or our CROs fail to enroll participants for our clinical trials, fail to conduct the study in accordance with GCP, or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays, or both, which may harm our business.

Moreover, clinical trials that are conducted in countries outside the United States may subject us to further delays and expenses because of increased shipment and distribution costs, additional regulatory requirements, and the engagement of non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening, and medical care. The FDA may decline to accept the data we obtain from these clinical studies in support of an IND aplication or a biologics license application, or BLA, in the United States, which may require us to repeat or conduct additional preclinical studies or clinical trials that we did not anticipate in the United States, and therefore we may be unable to commercialize [225Ac]Ac-AKY-1189 for Nectin-4 expressing tumors, or any of our future product candidates, on a timely basis or at all in the United States. Foreign regulatory authorities may also decline to accept data obtained from clinical studies conducted in the United States in support of a related marketing authorization application which may lead to similar risks in countries outside the United States.

If we experience delays in the completion of, or termination of, any clinical trial, the commercial prospects of [225Ac]Ac-AKY-1189 for Nectin-4 expressing tumors, or our other product candidates will be harmed, and our ability to generate revenue from sales of any products will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our development and approval process, and jeopardize our ability to commence sales and generate revenue. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates and impair our ability to commercialize our product candidates and may harm our business, financial condition, results of operations and prospects.

Our clinical trials may fail to demonstrate substantial evidence of the safety and efficacy of [225Ac]Ac-AKY-1189 for Nectin-4 expressing tumors, or any of our future product candidates, which would prevent or delay or limit the scope of regulatory approval and commercialization.

To obtain the requisite regulatory approvals to market and sell [225Ac]Ac-AKY-1189 for any Nectin-4 expressing tumor, or any of our future product candidates, we must demonstrate through clinical trials that such product candidates are safe and effective for use in each targeted indication. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization. Unforeseen side effects could arise either during clinical development or, if such side effects are more rare, after our products have been approved by regulatory authorities and the approved product has been marketed, resulting in the exposure of additional patients than if such side effect had arisen during a clinical trial. Furthermore, the results of the Phase 1b investigator-initiated clinical trial may not demonstrate the clinical utility of [225Ac]Ac-AKY-1189, any other Nectin-4 expressing tumor, or reveal an unacceptable safety profile. Any adverse results from the planned Phase 1b investigator-initiated clinical trial may adversely afffect our developments plans for [225Ac]Ac-AKY-1189. Additionally, assessments of the long-term safety of targeted alpha-emitting isotope therapies in humans have been limited, and there may be long-term effects from treatment with [225Ac]Ac-AKY-1189 or any of our future product candidates that we cannot predict at this time. Further, we may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing.

Clinical trials that we conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market [225Ac]Ac-AKY-1189 for any Nectin-4 expressing tumor or any of our future product candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols, and the rate of dropout among clinical trial participants. Additionally, the planned investigator-initiated clinical trial of [225Ac]Ac-AKY-1189 is, and we expect future trials of our product candidates to be, open-label trials, meaning both the patient and investigator know whether the patient is receiving the investigational product candidate. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect, as patients in open-label clinical trials are aware when they are receiving treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Therefore, it is possible that positive results observed in an open-label trial would not be replicated in a controlled trial. Moreover, if unacceptable toxicities, undesirable side effects or adverse product-product interactions arise in the development of our product candidates alone or in combination with other therapies, we could suspend or terminate or trials, or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials, deny approval of the product candidate for any or all targeted indications or require a more restrictive label. If the results of our clinical trials are inconclusive with respect to the efficacy of product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, if there are safety concerns associated with our product candidates, or if the results observed cannot be replicated, we may be delayed in obtaining regulatory approval, if at all. Additionally, any safety concerns observed in our clinical trials, or in the clinical experience of others using our product candidates in “compassionate use” scenarios outside of the United States, or investigating similar products or modalities could impact our prospects for regulatory approval in those and other indications.

Even if the trials are successfully completed, clinical data is often susceptible to varying interpretations and analyses, and we cannot guarantee that the FDA or comparable foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit any future BLA or comparable foreign application. We cannot guarantee that the FDA or comparable foreign regulatory authorities will view our product candidates as having efficacy even if positive results are observed in clinical trials. Moreover, results acceptable to support approval in one jurisdiction may be deemed inadequate by another regulatory authority to support regulatory approval in that other jurisdiction. To the extent that the results of the clinical trials are not satisfactory to the FDA or comparable foreign regulatory authorities for support of a regulatory application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional development work. Even if regulatory approval is secured for a product candidate, the terms of such approval may limit the scope and use of the specific product candidate, which may also limit its commercial potential.

Our approach to the discovery and development of product candidates using our miniprotein radioconjugate platform represents a novel approach to radiation therapy, which creates significant and potentially unpredictable challenges for us.

Our future success depends on leveraging our miniprotein radioconjugate platform to successfully develop product candidates which are designed to treat advanced solid tumors, utilizing a novel approach to directed-radiation therapy. There are currently few approved radiopharmaceutical therapeutic products. In addition, there has been limited historical clinical trial experience, generally, for the development of radiopharmaceutical therapeutics. As a result, the design and conduct of clinical trials for these product candidates is uncertain and subject to increased risk.

While external beam radiation as a therapy for cancers has existed for decades, oncology treatment using systemic delivery of targeted radiopharmaceuticals in general, and alpha emitting isotopes specifically, is relatively new. Only one alpha emitting isotope therapy, Xofigo, which uses the isotope radium-223, or 223radium, has been approved in the United States or the European Union, or EU, and only a limited number of clinical trials of products based on alpha emitting isotope therapies have commenced. Approved therapies containing beta emitting isotopes have also been limited. As such, it is difficult to accurately predict the developmental challenges we may incur for our product candidates as they proceed through discovery or identification, preclinical studies, and clinical trials. In addition, beyond the limited universe of patients treated with Xofigo, assessments of the long-term safety of targeted alpha emitting isotope therapies in humans have been limited, and there may be long-term effects from treatment with our product candidates that we cannot predict at this time.

It is difficult for us to predict the time and cost of the development of our product candidates, and we cannot predict whether the application of our technology, or any similar or competitive technologies, will result in the identification, development, and regulatory approval of any products. There can be no assurance that any development problems we experience in the future related to our technology or any of our research programs will not cause significant delays or unanticipated costs, or that such development problems can be solved at all. Any of these factors may prevent us from completing our preclinical studies and clinical trials that we may initiate or commercializing any product candidates we may develop on a timely or profitable basis, if at all.

Our product candidates may cause adverse events, undesirable side effects or have other properties that could halt their preclinical or clinical development, prevent, delay, or cause the withdrawal of their regulatory approval, limit their commercial potential, or result in significant negative consequences, including death of patients. If any of our product candidates receive marketing approval and we, or others, later discover that the product is less effective than previously believed or causes undesirable side effects that were not previously identified, our ability, or that of any potential future collaborators, to market the product could be compromised.

As with most biological products, use of our product candidates could be associated with undesirable side effects or adverse events which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. Undesirable side effects or unacceptable toxicities caused by our product candidates could cause us or regulatory authorities to interrupt, delay, or halt clinical trials.

Treatment-related undesirable side effects or adverse events could also affect patient recruitment or the ability of enrolled subjects to complete the trial, or could result in potential product liability claims. In addition, these side effects may not be appropriately or timely recognized or managed by the treating medical staff, particularly outside of the research institutions that collaborate with us. We expect to have to educate and train medical personnel using our product candidates to understand their side effect profiles, both for our Phase 1b clinical trial of [225Ac]Ac-AKY-1189 and any future clinical trials, and upon any commercialization of any product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in adverse events to patients, including death. Any of these occurrences may materially and adversely harm our business, financial condition, results of operations and prospects.

Clinical trials of our product candidates must be conducted in carefully defined subsets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials, or those of any potential future collaborator, may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If one or more of our product candidates receives marketing approval and we, or others, discover that it is less effective than previously believed or causes undesirable side effects that were not previously identified, including during any long-term follow-up observation period recommended or required for patients who receive treatment using our products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product, seize the product, or seek an injunction against its manufacture or distribution;

•	we, or any future collaborators, may be required to recall the product, change the way such product is administered to patients or conduct additional clinical trials;

•	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular product;

•	regulatory authorities may require additional warnings on the label, such as a “black box” warning or a contraindication, or impose distribution or use restrictions;

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we, or any future collaborators, may be required to create a Risk Evaluation and Mitigation Strategy, or REMS, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, and/or other elements to assure safe use;

•	we, or any future collaborators, may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	we, or any future collaborators, could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

Any of the foregoing could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations, and prospects, and could adversely impact our financial condition, results of operations or the market price of our common shares.

Results of preclinical studies, dosimetry assessments, and early-stage clinical trials may not be predictive of the results of future preclinical studies or clinical trials.

Success in preclinical studies does not ensure that later preclinical studies or clinical trials will be successful. Several companies in the biotechnology industry have suffered significant setbacks in clinical trials, even after positive results in preclinical and earlier clinical trials. These setbacks have been caused by, among other things, negative preclinical findings identified after clinical trials have already commenced and safety or efficacy observations made in clinical trials, including previously unanticipated adverse events. We cannot predict if the FDA or comparable foreign regulatory authority will consider the data from our preclinical studies sufficient to support approval of an IND application or similar application. In addition, preclinical data is often susceptible to varying interpretations and analyses, which could require us to repeat or conduct additional preclinical studies. Notwithstanding any potential promising results in earlier studies, we cannot be certain that we will not face similar setbacks. In addition, the results of our preclinical animal studies, may not be predictive of the results of outcomes in subsequent clinical trials on human subjects. Product candidates in clinical trials may fail to show the desired pharmacological properties or safety and efficacy traits despite having progressed through preclinical studies.

The dosimetry assessments conducted using radioconjugates of our product candidates used may not be predictive of the anticancer effect or safety profile of our product candidates and we have had limited control and input over the conduct of this assessment and the reported results. The ability of our miniproteins to localize on tumors does not ensure that our product candidates will be successful at eradicating the tumor with an acceptable risk and safety profile, if at all. Likewise, the results of any early-stage clinical trials may not be predictive of the results of the later-stage clinical trials, which tend to enroll substantially larger numbers of patients. The preliminary results of clinical trials with smaller sample sizes can be disproportionately influenced by various biases associated with the conduct of small clinical trials, such as the potential failure of the smaller sample size to accurately depict the features of the broader patient population, which limits the ability to generalize the results across a broader community, thus making the clinical trial results less reliable than clinical trials with a larger number of patients. We plan to enroll more larger patient populations in later trials of [225Ac]Ac-AKY-1189. With significantly more patients in future phases of the trial, we may not achieve a statistically significant result or the same level of statistical significance, if any, that are observed in the investigator-initiated Phase 1b clinical trial. Differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. In addition, results in one indication may also not be predictive of results to be expected for the same product candidate in another indication.

If we fail to receive positive results in preclinical studies or early-stage clinical trials, or those results are not replicated in later-stage clinical trials of any product candidate or across indications for that product candidate, the development timeline and regulatory approval and commercialization prospects for that product candidate, and, correspondingly, our business, financial condition, results of operations and prospects, would be harmed.

The administration of AKY-1189 to patients in South Africa pursuant to Section 21 of the MRSA as authorized by SAPHRA was conducted by a third-party physician. Similarly, [225Ac]Ac-AKY-1189 is expected to commence a Phase 1b investigator-initiated clinical trial in South Africa. We had limited control and input with respect to the collection of the data from the patients in South Africa conducted pursuant to Section 21 of the MRSA and the manner in which it was conducted and will have limited control with respect to the Phase 1b trial conducted by the investigator. We have relied on the results of the assessment to inform our development of [225Ac]Ac-AKY-1189, and these results may turn out to be incorrect or unreliable. Similarly, we will be relying on the investigator to conduct the Phase 1b trial in accordance with the applicable protocol, legal, regulatory and scientific standards, and accurately report the results and correctly collect the data. If these results prove to be unreliable, the development of [225Ac]Ac-AKY-1189 may be adversely affected.

Interim, topline, or preliminary data from our preclinical studies and clinical trials that we announce or publish from time to time may change as more patient data becomes available or as we make changes to our manufacturing processes and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, topline, or preliminary data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the study or trial. Preliminary or interim data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data becomes available. We also make assumptions, estimations, calculations, and conclusions as part of our analyses of data, and we may not have received or had the opportunity to evaluate all data fully and carefully. Further, modifications or improvements to our manufacturing processes for a therapy may result in changes to the characteristics or behavior of the product candidate that could cause our future product candidates to perform differently and affect the results of our ongoing clinical trials. As a result, the topline results that we report may differ from future results of the same preclinical studies or clinical trials, or different conclusions or considerations may qualify such topline results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available.

Adverse differences between preliminary or interim data and final data could significantly harm our business, financial condition, results of operations and prospects. Additionally, disclosure of preliminary or interim data by us or by our competitors could result in volatility in the price of our common stock.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions, or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate, and our company in general. If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, any of our current or future product candidates may be harmed, which could harm our business, financial condition, results of operations and prospects.

Due to the radioactive nature of [225Ac]Ac-AKY-1189 and our future product candidates, once manufactured, our product candidates will have time-limited stability, and as a result, we may encounter difficulties with fulfilment and logistics.

[225Ac]Ac-AKY-1189 is designed to provide at least four days of stability following radiolabeling, meaning that the patient must intravenously receive our product candidate within four days of its radiolabeling. We anticipate that our future products candidates utilizing 225Ac would have similar, limited stable life-span. As such, our product candidates must be manufactured on an as-needed basis, and shipped almost immediately thereafter. Because our product candidates, including [225Ac]Ac-AKY-1189, cannot be “stock-piled” and stored for even a small number of days ahead of shipment, we or any third-party manufacturer must be able to manufacture our product candidates on a rolling basis, and any delays, could result in an immediate and substantial impact on our ability to deliver the product candidate to patients. Any significant delays in delivering product candidates to patients could damage our reputation and result in deviations from our clinical trial protocols, which in turn could affect our ability to advance the clinical development of our product candidates on a timely basis, or at all.

In addition, once manufactured, our product candidates must be quickly and safely transported to the applicable clinical trial site. As we scale our operations and enroll larger clinical trials, and prepare for potential commercialization, we will need to scale our shipping abilities. Labor disputes, government restrictions, work stoppages, pandemics, derailments, damage or loss events, adverse weather conditions, other events beyond our control could interrupt or delay transportation, which could result in the loss or damage of our product candidates. Although, we carry insurance to cover material loss or damage to supplies in transit, any insurance policy claims awarded to us may be insufficient to cover our losses or damages.

We depend on enrollment and retention of patients in our clinical trials. If we experience delays or difficulties enrolling or retaining patients in our clinical trials, our research and development efforts and business, financial condition, results of operations and prospects could be materially adversely affected.

Successful and timely completion of clinical trials will require that we enroll and retain a sufficient number of patient candidates. Any clinical trials we conduct may be subject to delays for a variety of reasons, including as a result of patient enrollment taking longer than anticipated, patient withdrawal, or adverse events. These types of developments could cause us to delay the trial or halt further development.

Our clinical trials will compete with other clinical trials that are in the same therapeutic areas as our product candidates, and this competition reduces the number and types of patients available to us, as some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. In addition, in the future, we may evaluate our product candidates as first-in-line treatments for which there are other approved treatment alternatives, which may present enrollment challenges. Because the number of qualified clinical investigators and clinical trial sites capable of administering radiopharmaceutical therapies is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites.

Enrollment may also depend in part on the medical community and public’s perception of our product candidates or those of our competitors. Adverse events in our preclinical studies or clinical trials or those of our competitors or of academic researchers or other clinicians utilizing our product candidates under “compassionate use” pathways outside the United States, or similar technologies, even if not ultimately attributable to product candidates we may discover and develop, and the resulting publicity could result in unfavorable public perception and adversely impact our ability to enroll clinical trials.

Delays in the completion of any clinical trial of [225Ac]Ac-AKY-1189 Nectin-4 expressing tumors or our future product candidates will increase our costs, slow down the development and approval process, and delay or potentially jeopardize our ability to commence sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of [225Ac]Ac-AKY-1189 or any future product candidates.

The commercial success of [225Ac]Ac-AKY-1189, or any of our future products, if approved, will depend upon public perception of radiopharmaceuticals and the degree of their market acceptance by physicians, patients, healthcare payors and others in the medical community.

Adverse events in clinical trials of our product candidates, or in clinical trials or other studies conducted by others involving similar products, which may include the same radioisotopes as our product candidates, and the resulting negative publicity, as well as any other adverse events in the field of radiopharmaceuticals that may occur in the future, could result in a decrease in demand for [225Ac]Ac-AKY-1189 for any approved indication or any future product candidates that we may develop. If public perception is influenced by claims that radiopharmaceuticals or specific therapies within radiopharmaceuticals are unsafe, [225Ac]Ac-AKY-1189 or any future product candidates may not be accepted by the general public or the medical community.

In particular, the commercial success of our products, if approved, will depend upon, among other things, these products gaining and maintaining acceptance by physicians, patients, third-party payors, and other members of the medical community as efficacious and cost-effective alternatives to competing products and treatments. Even if [225Ac]Ac-AKY-1189, or any other product candidates we develop receive marketing approval by the FDA or other foreign regulatory authority, they may not achieve the level of commercial acceptance and sales experienced by approved beta-emitting therapies, Pluvicto and Lutathera. If any of our products, once approved, do not achieve and maintain an adequate level of acceptance, we may not generate material sales or be able to successfully commercialize it.

The degree of market acceptance of our candidates products, if approved, will depend on a number of factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of any side effects in general, and relative to other treatments;

•	publicity concerning our products or competing products and treatments;

•	the relative convenience and ease of administration of our products and product candidates, which may require coordination amongst multiple physicians across disciplines for administration;

•	availability, relative cost and relative efficacy of alternative and competing treatments;

•	the ability to offer our products for sale at competitive prices;

•	the willingness of the target patient population to try therapies and of physicians to prescribe these products and product candidates;

•	the strength of marketing and distribution support; and

•	the sufficiency of coverage or reimbursement by third parties.

We may develop [225Ac]Ac-AKY-1189, and potentially future product candidates, in combination with other therapies, which exposes us to additional risks.

We may [225Ac]Ac-AKY-1189, and may develop future product candidates, for use in combination with one or more currently approved cancer therapies. Even if any product candidate we develop was to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar foreign regulatory authorities could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our product candidates for use in combination with other products or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.

We may also evaluate [225Ac]Ac-AKY-1189 or any other future product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or similar foreign regulatory authorities. We will not be able to market and sell [225Ac]Ac-AKY-1189 or any product candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.

If the FDA or similar foreign regulatory authorities do not approve these other products or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the products we choose to evaluate in combination with [225Ac]Ac-AKY-1189 or any product candidate we develop, we may be unable to obtain approval of or market [225Ac]Ac-AKY-1189 or any product candidate we develop.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

A key element of our strategy is to apply our development pipeline to address a broad array of cancer targets and new therapeutic areas. The therapeutic discovery activities that we are conducting may not be successful in identifying product candidates that are useful in treating targets in oncology. Our research programs may be unsuccessful in identifying potential product candidates, or our potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive regulatory approval.

Because we have limited financial and managerial resources, we focus on research programs, therapeutic platforms, and product candidates that we identify for specific indications. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs, therapeutic platforms, and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may need to relinquish valuable rights to that product candidate through collaboration, licensing, or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

We face substantial competition, which may result in others discovering, developing, or commercializing products before or more successfully than we do.

The development and commercialization of new radiopharmaceutical products is highly competitive. We face and will continue to face competition from third parties that use radioisotopes and from companies focused on more traditional therapeutic modalities. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization of new products.

We consider our most direct competitors to be companies developing targeted alpha-based radiopharmaceuticals for the treatment of cancer. There are several companies developing targeted alpha-based radiopharmaceuticals for the treatment of cancer, including Abdera Therapeutics, Actinium Pharmaceuticals, Inc., Alpha9 Oncology, Inc., Artbio AS, Bayer AG, Convergent Therapeutics, Fusion Pharmaceuticals Inc. (acquired by AstraZeneca), Johnson & Johnson, Mariana Oncology, Inc. (acquired by Novartis AG), Perspective Therapeutics, POINT Biopharma Global Inc. (acquired by Eli Lilly), RadioMedix, Inc., RayzeBio, Inc. (acquired by Bristol Myers Squibb) and Telix Pharmaceuticals Limited. These companies are targeting a wide range of solid and hematologic malignancies using various alpha emitting isotopes, including 223radium, lead-212 and 225Ac. The first and only approved alpha particle-based therapy is Bayer’s Xofigo (223radium) which is a salt of radium that cannot easily and robustly be attached to a targeting molecule, but naturally localizes to regions where cancer cells are infiltrating bone. Xofigo was approved in 2013 for the treatment of prostate cancer with symptomatic bone metastases.

There are several companies with approved beta-emitting radiopharmaceuticals, including Lantheus Holdings, Novartis, Bayer, Sirtex, Boston Scientific and Q BioMed Inc. and other companies developing beta-emitting radiopharmaceuticals, including POINT Biopharma Global, ITM Isotope Technologies Munich SE, Y-Mabs and Telix Pharmaceuticals Limited. The beta emitting isotopes used by these companies include iodine-131, lutetium-177, strontium-89 and yttrium-90. A recently approved beta particle-based radiopharmaceutical is Novartis’ Pluvicto, which was approved by the FDA in 2022 for the treatment of patients with metastatic prostate cancer.

Our competitors will also include companies that are or will be developing other treatment methods as well as therapies for the same indications in oncology that we are targeting. In addition to the competitors we face in developing radiopharmaceuticals, we will also face competition in the indications we expect to pursue. In order to compete effectively with these existing therapies, we will need to demonstrate that our therapies are favorable to existing therapeutics and obtain comparable coverage and reimbursement for our product candidates.

Many of our current or future competitors have significantly greater financial resources and expertise in research and development, isotope supply chain logistics, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, obtaining reimbursement for and marketing of approved products than we do. Mergers and acquisitions in the biotechnology, pharmaceutical and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we or our collaborators may develop. Our competitors also may obtain FDA or other foreign regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. Even if the product candidates we may develop in the future achieve regulatory approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness. Moreover, technological advances or products developed by our competitors may render our technologies or product candidates we may develop in the future obsolete, less competitive, or not economical. The key competitive factors affecting the success of [225Ac]Ac-AKY-1189 and our other current and future product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

The market opportunities for our product candidates may be smaller than we anticipated or may be limited to those patients who are ineligible for or have failed prior treatments. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Our current and future target patient populations are based on our beliefs and estimates regarding the incidence or prevalence of certain types of cancers that may be addressable by our product candidates, which is derived from a variety of sources, including scientific literature and surveys of clinics. Our projections may prove to be incorrect and the number of potential patients may turn out to be lower than expected. Even if we obtain significant market share for our product candidates, because the potential target populations could be small, we may never achieve profitability without obtaining regulatory approval for additional indications, including use of our product candidates for front-line and second-line therapy.

We expect to initially seek approval of some of our product candidates, including [225Ac]Ac-AKY-1189, as second-or third-line therapies for patients who have failed other approved treatments. Subsequently, for those product candidates that prove to be sufficiently beneficial, if any, we would expect to seek approval as a second-line therapy and potentially as a front-line therapy, but there is no guarantee that our product candidates, even if approved for third-line therapy, would be approved for second-line or front-line therapy. In addition, we may have to conduct additional clinical trials prior to gaining approval for second-line or front-line therapy.

Our company has never commercialized a product candidate and may experience delays or unexpected difficulties in obtaining regulatory approval for our current and future product candidates.

Our company has never obtained regulatory approval for, or commercialized, a product. It is possible that the FDA may refuse to accept any or all of our planned BLAs for substantive review or may conclude after review of our data that our application is insufficient to obtain regulatory approval for any product candidates. If the FDA does not approve any of our planned BLAs, it may require that we conduct additional costly clinical trials, preclinical studies or manufacturing validation studies before it will reconsider our applications. Depending on the extent of these or any other FDA-required studies, approval of any BLA or other application that we submit may be significantly delayed, possibly for several years, or may require us to expend more resources than we have available. Any failure or delay in obtaining regulatory approvals would prevent us from commercializing our product candidates, generating revenues and achieving and sustaining profitability. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve any BLA or other application that we submit. If any of these outcomes occur, we may be forced to abandon the development of our product candidates, which would materially adversely affect our business and could potentially cause us to cease operations. We face similar risks for our applications in foreign jurisdictions.

We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, if approved for commercial sale, we may not be able to generate product revenue.

We currently have no sales, marketing or distribution capabilities and have no experience in marketing products. We intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

If we are unable or decide not to establish internal sales, marketing and distribution capabilities, we will pursue collaborative arrangements regarding the sales and marketing of our products, if licensed. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas for which we are able to obtain regulatory approval.

We may become exposed to costly and damaging liability claims, either when testing [225Ac]Ac-AKY-1189 or our future product candidates in the clinic or at the commercial stage, and our product liability insurance may not cover all damages from such claims.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing, and use of pharmaceutical products. We currently have no products that have been approved for commercial sale, the use of product candidates by us in clinical trials, and the sale of any approved products in the future, may expose us to liability claims, including third-party claims against any of our collaboration partners, some of which we could be contractually obligated to indemnify. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies, or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for [225Ac]Ac-AKY-1189 or our future product candidates or any prospects for commercialization.

Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a product, even after regulatory approval, may exhibit unforeseen side effects. If [225Ac]Ac-AKY-1189 or any of our future product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use [225Ac]Ac-AKY-1189 or our future product candidates.

Even successful defense against product liability claims would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in: decreased demand for [225Ac]Ac-AKY-1189 or any of our future product candidates; injury to our reputation; withdrawal of clinical trial participants; initiation of investigations by regulators; costs to defend the related litigation; a diversion of management’s time and our resources; substantial monetary awards to trial participants or patients; product recalls, withdrawals or labeling, marketing or promotional restrictions; loss of revenue; exhaustion of any available insurance and our capital resources; the inability to commercialize any product candidate; and a decline in our share price.

Although we maintain product liability insurance in the United States, and in other jurisdictions where we have ongoing clinical trials, it is possible that our liabilities could exceed our insurance coverage. We intend to expand our insurance coverage to include the sale of commercial products if we obtain regulatory approval for [225Ac]Ac-AKY-1189 or any of our future product candidates. However, we may be unable to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims, and our business operations could be impaired.

We are party to multiple license and collaboration agreements with significant payment obligations that are contingent upon the occurrence of future events, the timing and likelihood of which are difficult to predict. If we fail to comply with our obligations under these license and collaboration agreements, we could lose rights that are important to our business.

Under our license and collaboration agreements, we have payment obligations that are contingent upon future events, such as the achievement of specified development, regulatory and commercial milestones, and in some cases, we are required to make royalty payments in connection with the sales of products developed under those agreements. Although we could be required to make substantial milestone payments under our license and collaboration agreements, we are currently unable to estimate the timing or likelihood of achieving the milestones or making future sales. For further discussion of our obligations under these agreements, see “Business—License and collaboration agreements.”

We may be unable to meet our obligations as they become due, especially in the event that multiple milestones are achieved in a short amount of time. If we are unable to meet our obligations when due, it may result in the delay or termination of the research, development or commercialization of the relevant product candidate, and may result in costly litigation or arbitration that diverts management attention and resources away from our day-to-day activities, which may adversely affect our business, financial condition, results of operations and prospects.

Risks related to government regulation

The development and commercialization of pharmaceutical products is subject to extensive regulation, and the regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for [225Ac]Ac-AKY-1189 or our future product candidates, on a timely basis if at all, our business will be substantially harmed.

Commencing clinical trials in the United States is subject to acceptance by the FDA of an IND application and finalizing the trial design based on discussions with the FDA. Even after we receive and incorporate guidance from the FDA, the FDA could disagree that we have satisfied their requirements to commence any clinical trial or change their position on the acceptability of our trial design or the clinical endpoints selected, which may require us to complete additional preclinical studies or clinical trials, delay the enrollment of our clinical trials, abandon our clinical development plans or meet stricter approval conditions than we currently expect. There are equivalent processes and risks applicable to clinical trial applications in other countries, including countries in the EU.

Furthermore, we have not previously submitted a BLA to the FDA or similar marketing applications to similar foreign regulatory authorities. An BLA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety, purity and potency for each desired indication. The BLA must also include significant information regarding the manufacturing controls for the product. We expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval.

A BLA must be supported by extensive clinical and preclinical data, as well as extensive information regarding pharmacology, chemistry, manufacturing and controls. Outside the United States, many comparable foreign regulatory authorities employ similar approval processes.

[225Ac]Ac-AKY-1189 and any of our current or future product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that the product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

the data collected from clinical trials of our product candidates may not be sufficient to support the submission of BLA or other submission or to obtain regulatory approval in the United States or elsewhere, or regulatory authorities may not accept a submission due to, among other reasons, the content or formatting of the submission;

•

the FDA or comparable foreign regulatory authorities may fail to approve our manufacturing processes or facilities or those of third-party manufacturers with whom we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of clinical trial results, may result in our failing to obtain regulatory approval to market [225Ac]Ac-AKY-1189 or any other current or future product candidates, which would significantly harm our business, financial condition, results of operations and prospects. The FDA and comparable foreign regulatory authorities have substantial discretion in the approval process and determining when or whether regulatory approval will be obtained for [225Ac]Ac-AKY-1189 or any other current or future product candidates. For example, regulatory authorities in various jurisdictions may have differing requirements for, interpretations of and opinions on our preclinical and clinical data. As a result, we may be required to conduct additional preclinical studies, alter our proposed clinical trial designs, or conduct additional clinical trials to satisfy the regulatory authorities in each of the jurisdictions in which we hope to conduct clinical trials and develop and market our products, if approved. Further, even if we believe the data collected from clinical trials of [225Ac]Ac-AKY-1189 or our future product candidates is promising, such data may not be sufficient to support approval by the FDA or any comparable foreign regulatory authority.

In addition, even if we were to obtain approval, regulatory authorities may approve [225Ac]Ac-AKY-1189 for any Nectin-4 expressing tumor or any other current or future product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for [225Ac]Ac-AKY-1189 or any other current or future product candidates.

We may seek orphan drug designation for the product candidates we develop, and we may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

As part of our business strategy, we may seek orphan drug designation for the product candidates we develop, and we may be unsuccessful. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs and biologics for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug or biologic as an orphan drug if it is a drug or biologic intended to treat a rare disease or condition, which is defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

Similarly, in Europe, the European Commission grants orphan drug designation after receiving the opinion of the EMA Committee for Orphan Medicinal Products on an orphan drug designation application. Orphan drug designation is intended to promote the development of drugs and biologics that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in Europe and for which no satisfactory method of diagnosis, prevention or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for drugs and biologics intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug or biologic in Europe would be sufficient to justify the necessary investment in developing the drug or biologic. In Europe, orphan drug designation entitles a party to a number of incentives, such as protocol assistance and scientific advice specifically for designated orphan medicines, and potential fee reductions depending on the status of the sponsor.

Generally, if a drug or biologic with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug or biologic is entitled to a period of marketing exclusivity, which precludes the EMA, or the FDA from approving another marketing application for the same drug and for the same indication during the period of exclusivity, except in limited circumstances. The applicable period is seven years in the United States and 10 years in Europe. The European exclusivity period can be reduced to six years if a drug or biologic no longer meets the criteria for orphan drug designation or if the drug or biologic is sufficiently profitable such that market exclusivity is no longer justified.

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect such product candidate from competition because different therapies can be approved for the same condition and the same therapies can be approved for different conditions but used off-label. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug or biologic is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug or biologic to meet the needs of patients with the rare disease or condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug or biologic nor gives the drug or biologic any advantage in the regulatory review or approval process. While we may seek orphan drug designation for applicable indications for our current and any future product candidates, we may never receive such designations. Even if we do receive such designation, there is no guarantee that we will enjoy the benefits of that designation.

We may seek one or more designations or expedited programs for one or more of our product candidates, but we might not receive such designations or be allowed to proceed on expedited program pathways, and even if we do and proceed on such expedited program pathways in the future, such designations or expedited programs may not lead to a faster development or regulatory review or approval process, and each designation does not increase the likelihood that any of our product candidates will receive marketing approval in the United States.

We may seek fast track designation for certain of our product candidates. If a drug is intended for the treatment of a serious or life-threatening condition and nonclinical or clinical data for the drug demonstrates the potential to address an unmet medical need for such a condition, the drug sponsor may apply for fast track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it for any of our other product candidates. Even with fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast track designation alone does not guarantee qualification for the FDA’s priority review procedures.

We may seek a breakthrough therapy designation for some of our product candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA may also be eligible for priority review and accelerated approval. Designation as a breakthrough therapy is within the discretion of the FDA.

Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that such product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

If the FDA determines that a product candidate offers a treatment for a serious condition and, if approved, the product would provide a significant improvement in safety or effectiveness, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. We may request priority review for our product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Moreover, a priority review designation does not necessarily result in an expedited regulatory review or approval process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or at all.

Even if [225Ac]Ac-AKY-1189 or any of our future product candidates obtain regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, [225Ac]Ac-AKY-1189 or any of our future product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

If the FDA or a comparable foreign regulatory authority approves [225Ac]Ac-AKY-1189 for any Nectin-4 expressing tumor or any of our future product candidates, the manufacturing facilities and processes, testing, labeling, packaging, distribution, import, export, adverse event reporting, storage, advertising, promotion, and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and GCPs for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. In addition, any regulatory approvals that we or our partners receive a product candidate may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our CMOs will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any approved regulatory application. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, quality control, and distribution.

If there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include issuing warning letters or untitled letters, imposing fines on us, imposing restrictions on the product or its manufacture, and requiring us to recall or remove the product from the market. The regulators could also suspend any of our preclinical studies and clinical trials or suspend or withdraw our regulatory approvals, requiring us to conduct additional clinical trials, change our product labeling, or submit additional applications for marketing authorization. If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect our business, financial condition, results of operations and prospects.

In addition, if we have any product candidate approved, our product labeling, advertising, and promotion will be subject to regulatory requirements and continuing regulatory review. In the United States, the FDA and the Federal Trade Commission, or the FTC, strictly regulate the promotional claims that may be made about pharmaceutical products to ensure that any claims about such products are consistent with regulatory approvals, not misleading or false, and adequately substantiated by clinical data. Physicians may use pharmaceutical products off-label in their professional medical judgment, as the FDA does not restrict or regulate a physician’s choice of diagnostic or treatment within the practice of medicine. However, the promotion of a product in a manner that is false, misleading, unsubstantiated, or for unapproved, or off-label, uses may result in enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA or the FTC. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. If we receive regulatory approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions and may result in false claims litigation under federal and state statutes, which can lead to consent decrees, civil monetary penalties, restitution, criminal fines and imprisonment, and exclusion from participation in Medicare, Medicaid, and other federal and state healthcare programs. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Equivalent limitations and penalties are provided in the European Economic Area, or EEA, both at the supranational level and at the national level in the individual EEA countries.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products, if approved. Failure to comply with EU and EEA countries’ laws that apply to the conduct of clinical trials, manufacturing approval, marketing authorization of medicinal products and marketing of such products, both before and after grant of the marketing authorization, or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant marketing authorization, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the marketing authorization, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

Moreover, the policies of the FDA and of comparable foreign regulatory authorities may change and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of [225Ac]Ac-AKY-1189 or any of our other or future product candidates. As an example, the regulatory landscape related to clinical trials in the EEA recently evolved. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each EEA country, leading to a single decision for each EEA country. The assessment procedure for the authorization of clinical trials has been harmonized as well, including a joint assessment by all EEA countries concerned, and a separate assessment by each EEA country with respect to specific requirements related to its own territory, including ethics rules. Each EEA country’s decision is communicated to the sponsor via the centralized EU portal. Once the clinical trial approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. For clinical trials in relation to which application for approval was made on the basis of the Clinical Trials Directive before January 31, 2022, the Clinical Trials Directive will continue to apply on a transitional basis for three years. Additionally, sponsors could choose to submit a clinical trial application under either the Clinical Trials Directive or the CTR until January 31, 2023. Where these trials were authorized on the basis of the Clinical Trials Directive, they will be governed by the Clinical Trials Directive until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. The CTR will apply to clinical trials from an earlier date if the clinical trial has already transitioned to the CTR framework. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans.

It is currently unclear to what extent the United Kingdom, or UK, will seek to align its regulations with the EU in the future. The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation). However, the Retained EU Law (Revocation and Reform) Bill published in late 2022 which is intended to remove most EU-derived legislation from the UK statute book by the end of 2023, may result in a divergence of approach between the EU and the UK. On January 17, 2022, the UK Medicines and Healthcare products Regulatory Agency, or MHRA, launched an eight-week consultation on reframing the UK legislation for clinical trials. The consultation closed on March 14, 2022 and aims to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The outcome of the consultation will be closely watched and will determine whether the UK chooses to align with the regulation or diverge from it to maintain regulatory flexibility. A decision by the UK not to closely align its regulations with the new approach that will be adopted in the EU may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries and/or make it harder to seek a marketing authorization in the EU for our product candidates on the basis of clinical trials conducted in the UK.

We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. In addition, if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained and we may not achieve or sustain profitability.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, similar foreign regulatory authorities must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval and licensure procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining similar foreign regulatory approvals and compliance with similar foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Disruptions at the FDA and other government agencies and foreign regulatory authorities, including those caused by funding shortages or global health concerns could hinder their ability to hire, retain, or deploy key leadership and other personnel, or otherwise prevent new or modified drugs from being developed, approved, or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA or comparable foreign regulatory authorities to review and approve new drugs can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s or comparable foreign regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, pandemics and other public health crises, and other events that may otherwise affect the FDA’s or comparable foreign regulatory authorities’ ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs or modifications to approved drugs to be reviewed and/or approved by necessary regulatory authorities, which would adversely affect our business.

We are currently, and may in the future, conduct clinical trials for product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We may in the future choose to conduct one or more additional clinical trials outside the United States, including in the EU, South Africa, Australia and/or Asia. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for regulatory approval in the United States, the FDA will generally not approve the application based on foreign data alone unless: (i) the data is applicable to the U.S. population and U.S. medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations.

Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in product candidates that we may develop not receiving approval for commercialization in such jurisdiction.

Our business operations and current and future relationships with healthcare professionals, principal investigators, consultants, vendors, customers, and third-party payors in the United States and elsewhere are subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings.

Healthcare providers, healthcare facilities and institutions, and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain regulatory approval. Our future arrangements with healthcare professionals, healthcare facilities and institutions, principal investigators, consultants, customers, and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, or the FCA, which may constrain the business or financial arrangements and relationships through which we research, sell, market, and distribute any product candidates for which we obtain regulatory approval. In addition, we may be subject to physician payment transparency laws and regulation by the federal government and by the states and foreign jurisdictions in which we conduct our business. The applicable federal, state, and foreign healthcare laws and regulations that affect our ability to operate include, but are not limited to, the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving, or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under any U.S. federal healthcare program, such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the U.S. federal civil and criminal false claims laws, including without limitation, the civil FCA, which can be enforced by private citizens on behalf of the U.S. federal government through civil whistleblower or qui tam actions, and the federal civil monetary penalties law which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using, or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease, or conceal an obligation to pay money to the U.S. federal government. Pharmaceutical manufacturers can cause false claims to be presented to the U.S. federal government by, among other things, engaging in impermissible marketing practices, such as the off-label promotion of a drug for an indication for which it has not received FDA approval. Further, pharmaceutical manufacturers can be held liable under the civil FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil FCA;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items, or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, impose obligations on certain healthcare providers, health plans and healthcare clearinghouses, known as covered entities, as well as their business associates and their subcontractors that perform certain services involving the storage, use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information. HITECH increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, and often are not preempted by HIPAA;

•	the U.S. Federal Food, Drug, and Cosmetic Act, or the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics, and medical devices;

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the federal and state laws that require pharmaceutical manufacturers to report certain calculated drug prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under government healthcare programs;

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the U.S. Physician Payments Sunshine Act and its implementing regulations, which requires, among other things, certain manufacturers of drugs, devices, biologics, and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare and Medicaid Services, or CMS, information related to certain payments and other transfers of value physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members;

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analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements, and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical sales representatives; and

•	similar healthcare laws and regulations in foreign jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

Outside the United States, interactions between pharmaceutical companies and healthcare professionals are also governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is not always possible to identify and deter employee misconduct or business non-compliance, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. We have entered into consulting and scientific advisory board arrangements with physicians and other healthcare providers, including some who could influence the use of [225Ac]Ac-AKY-1189 of any of our future product candidates, if approved. Compensation under some of these arrangements includes the provision of stock or stock options in addition to cash consideration. Because of the complex and far-reaching nature of these laws, it is possible that if our products are commercialized, governmental authorities could conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations.

If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal, and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to be in violation of applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment, which could affect our ability to operate our business. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Healthcare policy changes may have a material adverse effect on our business, financial condition, results of operations and prospects.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, enacted in March 2010, made several substantial changes in the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. Some ways in which the ACA may significantly impact our business include provisions regarding coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, initiatives to revise Medicare payment methodologies, and initiatives to promote quality indicators in payment methodologies.

There have been legal and political challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021, through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. Further, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA or our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, included aggregate reductions to Medicare payments to providers and suppliers of 2% per fiscal year, starting in 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, unless additional Congressional action is taken. Furthermore, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed drugs, which has resulted in several presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. Further, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although the drug price negotiation program is currently subject to legal challenges. HHS has and will continue to issue and update guidance as these programs are implemented. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. In addition, in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Center for Medicare and Medicaid Innovation which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological drug pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Our ability to develop and market new drug products may be impacted if litigation challenging the FDA’s approval of another company’s drug continues. In April 2023, the U.S. District Court for the Northern District of Texas invalidated the approval by the FDA of mifepristone, a drug product, which was originally approved in 2000, and whose distribution is governed by various measures adopted under a REMS. The Court of Appeals for the Fifth Circuit declined to order the removal of mifepristone from the market but did hold that plaintiffs were likely to prevail in their claim that changes allowing for expanded access of mifepristone, which the FDA authorized in 2016 and 2021, were arbitrary and capricious. In June 2024, the Supreme Court reversed and remanded that decision after unanimously finding that the plaintiffs did not have standing to bring this legal action against the FDA. Depending on the outcome of this litigation, if it continues, our ability to develop [225Ac]Ac-AKY-1189 or future product candidates we may develop may be at risk and could be delayed, undermined or subject to protracted litigation. Finally, we could be adversely affected by several significant administrative law cases decided by the U.S. Supreme Court in 2024. In Loper Bright Enterprises v. Raimondo, for example, the court overruled Chevron U.S.A., Inc. v. Natural Resources Defense Council, Inc., which for 40 years required federal courts to defer to permissible agency interpretations of statutes that are silent or ambiguous on a particular topic. The U.S. Supreme Court stripped federal agencies of this presumptive deference and held that courts must exercise their independent judgment when deciding whether an agency such as FDA acted within its statutory authority under the Administrative Procedure Act, or the APA. Additionally, in Corner Post, Inc. v. Board of Governors of the Federal Reserve System, the court held that actions to challenge a federal regulation under the APA can be initiated within six years of the date of injury to the plaintiff, rather than the date the rule is finalized. The decision appears to give prospective plaintiffs a personal statute of limitations to challenge longstanding agency regulations. These decisions could introduce additional uncertainty into the regulatory process and may result in additional legal challenges to actions taken by federal regulatory agencies, including the FDA and the CMS that we rely on. In addition to potential changes to regulations as a result of legal challenges, these decisions may result in increased regulatory uncertainty and delays and other impacts, any of which could adversely impact our business and operations.

Many EEA countries periodically review their reimbursement procedures for medicinal products, which could have an adverse impact on reimbursement status. We expect that legislators, policymakers and healthcare insurance funds in the EEA countries will continue to propose and implement cost-containing measures, such as lower maximum prices, lower or lack of reimbursement coverage and incentives to use cheaper, usually generic, products as an alternative to branded products, and/or branded products available through parallel import to keep healthcare costs down. Moreover, in order to obtain reimbursement for our products in some European countries, including some EEA countries, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EEA countries, including those representing the larger markets. The HTA process is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EEA countries. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EEA countries.

In December 2021, Regulation No 2021/2282 on HTA amending Directive 2011/24/EU, was adopted in the EU. This Regulation, which entered into force in January 2022 and will apply as of January 2025, is intended to boost cooperation among EEA countries in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EEA level for joint clinical assessments in these areas. The Regulation foresees a three-year transitional period and will permit EEA countries to use common HTA tools, methodologies, and procedures across the EEA, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EEA countries will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement. If we are unable to maintain favorable pricing and reimbursement status in EEA countries for product candidates that we may successfully develop and for which we may obtain regulatory approval, any anticipated revenue from and growth prospects for those products in the EEA could be negatively affected.

Legislators, policymakers and healthcare insurance funds in the EEA may continue to propose and implement cost-containing measures to keep healthcare costs down; particularly due to the financial strain that the COVID-19 pandemic placed on national healthcare systems of the EEA countries. These measures could include limitations on the prices we would be able to charge for product candidates that we may successfully develop and for which we may obtain regulatory approval or the level of reimbursement available for these products from governmental authorities or third-party payors. Further, an increasing number of EEA and other foreign countries use prices for medicinal products established in other countries as “reference prices” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere.

We cannot predict whether future healthcare initiatives will be implemented at the federal or state level, supranational or national level, or how any future legislation or regulation may affect us, any of which may have a materially adverse effect on our business, financial condition, results of operations and prospects.

Even if we are able to commercialize a product candidate, coverage and adequate reimbursement may not be available or such product candidate may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

The regulations that govern regulatory approvals, pricing, and reimbursement for product products vary widely from country to country. Some countries require approval of the sale price of a drug product before it can be marketed or may require us or our collaborators to conduct clinical trials that compare the cost-effectiveness of our product candidates to other therapies to obtain reimbursement or pricing approval. In many countries, the pricing review period begins after regulatory approval is granted. In some foreign markets, prescription drug product pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if [225Ac]Ac-AKY-1189 or any of our future product candidates obtain regulatory approval.

Our ability to commercialize any products successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors, such as government authorities, private health insurers, and other organizations. Even if we succeed in bringing one or more products to market, these products may not be considered cost-effective, and the amount reimbursed for any products may be insufficient to allow us to sell our products on a competitive basis. Because our programs are in the early stages of development, we are unable at this time to determine their cost effectiveness or the likely level or method of coverage and reimbursement. Increasingly, the third-party payors who reimburse patients or healthcare providers are requiring that drug companies provide them with predetermined discounts from list prices, and are seeking to reduce the prices charged or the amounts reimbursed for drug products. Moreover, no uniform policy requirement for coverage and reimbursement for drugs exists among third-party payors in the United States, which may result in significant variations in coverage and reimbursement from payor to payor. Even if favorable coverage and reimbursement status is attained for one or more drug products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. If the price we are able to charge for any products we develop, or the coverage and reimbursement provided for such products, is inadequate in light of our development and other costs, our return on investment could be affected adversely.

The continuing efforts of the government, insurance companies, managed care organizations, and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for [225Ac]Ac-AKY-1189 or any of our future product candidates, if we obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to obtain coverage and reimbursement approval for a product;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

Our inability to promptly obtain and maintain coverage and adequate reimbursement from both third-party payors for the product candidates that we may develop and for which we obtain regulatory approval could adversely affect our business, financial condition, results of operations, and prospects.

We and our collaborators and our third-party service providers are subject to a variety of stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and industry standards related to data privacy and cybersecurity, which could increase compliance costs, and our actual or perceived failure to comply therewith could subject us to regulatory investigations or actions, litigation, fines or penalties, disruptions of our business operation, reputational harm, loss of revenue or profits, and other adverse business consequences.

We process a large quantity of sensitive information, including proprietary and confidential business information and other personal information, and we and our collaborators and third-party service providers are subject to various federal, state, local and foreign data privacy and cybersecurity laws, rules and regulations relating to the privacy, security and processing of personal information.

The global data privacy and cybersecurity landscape is rapidly evolving, and we and our collaborators and third-party service providers may be affected by or subject to new, amended, or existing laws, rules and regulations, including as our operations continue to expand or if we operate in foreign jurisdictions. These laws, rules and regulations may be subject to differing interpretations, which adds to the complexity of processing personal information. Guidance on implementation and compliance practices are often updated or otherwise revised. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer, use, share or otherwise process personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. If we fail or are perceived to have failed to comply with these laws, rules and regulations, we may be subject to litigation, regulatory investigations, enforcement notices, enforcement actions, fines, imprisonment of company officials and public censure, claims for damages by affected individuals, and criminal or civil penalties, as well as negative publicity, reputational harm, loss of goodwill and a potential loss of business, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In the United States, numerous federal, state and local laws, rules and regulations, including state data breach notification laws and federal and state data privacy laws, rules and regulations that govern the collection, use, disclosure, protection, transfer and other processing of health information and other personal information apply to our operations and the operations of our collaborators and third-party service providers. Each of these laws, rules and regulations is subject to varying interpretations and constantly evolving.

For example, HIPAA, as amended by HITECH, and regulations promulgated thereunder impose certain obligations with respect to safeguarding the privacy, security, transmission and other processing of individually identifiable health information on “covered entities,” and their respective “business associates,” as well as their covered subcontractors, that perform services for them. Depending on the facts and circumstances, we could be subject to significant penalties if we violate HIPAA. For example, under HIPAA, we could potentially face substantial criminal or civil penalties if we knowingly receive protected health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of such protected health information, or otherwise violate applicable HIPAA requirements related to the protection of such information. Moreover, determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations with third parties can be complex and may be subject to changing interpretation. If we are unable to properly protect the privacy and security of protected health information, we could be found to have breached our contracts. The HHS has the discretion to impose penalties without attempting to first resolve violations. HHS enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources.

Even when HIPAA does not apply, failing to take appropriate steps to keep consumers’ personal information secure may constitute a violation of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. In connection with our clinical trials, we may maintain sensitive identifiable personal information, including health information, that we receive throughout the clinical trial process, during our research collaborations, and directly from individuals (or their healthcare providers) who enroll in our patient assistance programs. As such, we may become subject to further obligations under HIPAA.

In addition, our collection of personal information generally may subject us and our collaborators and third-party service providers to state data privacy laws governing the processing of personal information, including requiring us to reasonably protect certain types of personal information we hold or to otherwise comply with certain specified cybersecurity requirements with respect to personal information and requiring notification of affected individuals and state regulators in the event of a breach of such personal information in certain instances. For example, these state laws include the California Consumer Privacy Act, as amended by the California Privacy Rights Act, or collectively the CCPA, and applies to personal information of consumers, business representatives and employees that are California residents and requires covered businesses to make disclosures to consumers about their data collection, use and sharing practices, allows consumers to opt out of certain data sharing with third parties and provides a cause of action for data breaches. The CCPA provides for significant civil penalties of up to $7,500 per violation as well as a private right of action for certain data breaches and statutory damages. Although there are limited exemptions for clinical trial data and some other health data under the CCPA, the CCPA and other similar laws may impact our business activities and increase our compliance costs. Additionally, the California Privacy Rights Act, effective in most material respects as of January 1, 2023, expanded data privacy and cybersecurity compliance requirements and consumers’ rights under the CCPA including by, among other things, giving California residents the ability to correct their personal information and limit use of certain sensitive personal information, establishing restrictions on the retention of personal information, expanding the types of data breaches subject to the CCPA’s private right of action, and establishing a new California Privacy Protection Agency to implement and enforce the law. Other states, including but not limited to Virginia, Colorado, Utah, and Connecticut, have also passed comprehensive privacy laws, and similar laws are being considered in several other states (including Washington, which recently enacted the My Health, My Data Act), as well as at the federal and local levels. While many of these states, like California, also exempt some data processed in the context of clinical trials, these laws could have potentially conflicting requirements that further complicate compliance efforts, and increase legal risk and compliance costs for us, and the third parties upon whom we rely.

In addition, all 50 U.S. states and the District of Columbia have enacted breach notification laws that may require us to notify patients, employees or regulators in the event of unauthorized access to or disclosure of personal or confidential information experienced by us or our collaborators or third-party service providers. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. We also may be contractually required to notify patients or other counterparties of a security breach. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards.

Any clinical trial programs and research collaborations that we engage in outside the United States may implicate international data protection laws, including, in Europe, the General Data Protection Regulation, or GDPR, and the United Kingdom’s GDPR, combining the GDPR and the UK’s Data Protection Act of 2018, or the UK GDPR. The GDPR and UK GDPR govern the collection, use, disclosure, transfer or other processing of personal data of individuals within the EEA and UK and impose stringent operational requirements for data processors and controllers of personal data. For example, the GDPR and UK GDPR impose onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. The GDPR and UK GDPR also impose certain other onerous obligations, including obligations for controllers and processors to appoint data protection officers in certain circumstances, increased transparency obligations to data subjects for controllers, obligations to honor increased rights for data subjects, and obligations to implement certain technical and organizational safeguards to protect the security and confidentiality of personal data. The GDPR and UK GDPR also provide that EEA member states and the UK make their own further laws, rules and regulations to introduce specific requirements related to the processing of “special categories of personal data,” including personal data related to health, biometric data used for unique identification purposes and genetic information, as well as personal data related to criminal offences or convictions. This fact may lead to greater divergence on the law that applies to the processing of such data types across the EEA and the UK, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such member state specific regulations could limit our ability to collect, use and share data in the context of any future EEA or UK establishments (regardless of where any processing in question occurs). Among other things, the GDPR and UK GDPR require detailed notices for clinical trial subjects and investigators as well as the security of personal information, and notification of data processing obligations or security incidents to appropriate data protection authorities or data subjects. In addition, the GDPR and UK GDPR materially expanded the definition of what constitutes personal data (including, for example, by expressly clarifying that the GDPR applies to “pseudonymized” and key-coded data).

Since January 1, 2021, when the transitional period following the exit of the UK from the EU, or Brexit, expired, companies required to comply with the GDPR are also required to comply with the UK GDPR, which exposes these companies to two parallel regimes, each of which authorizes similar fines and may subject them to increased compliance risk based on differing, and potentially inconsistent or conflicting, interpretation and enforcement by regulators and authorities (particularly, if the laws are amended in the future in divergent ways). With respect to transfers of personal data from the EEA, on June 28, 2021, the European Commission issued an adequacy decision in respect of the UK’s data protection framework, enabling data transfers from EU member states to the UK to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While it is intended to last for at least four years, this adequacy decision will automatically expire in June 2025 unless the European Commission renews or extends it, and it may be modified or unilaterally revoked at any point in the interim, which could lead to additional costs and increase our overall risk exposure.

The GDPR and UK GDPR impose substantial fines for breaches and violations (up to the greater of €20 million or 4% of consolidated annual worldwide gross revenue under the GDPR or GBP 17.5 million under the UK GDPR). In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR or the UK GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by non-compliant actors The GDPR and UK GDPR also confer a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR or the UK GDPR. Further, the exit of the UK from the EU and ongoing developments in the UK have created uncertainty regarding data protection regulation in the UK.

Certain legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States, which will affect us if we begin to transfer personal data from the EEA to other jurisdictions. Recently, in July 2023, the European Commission adopted an adequacy decision in relation to the new EU-U.S. Data Privacy Framework, or DPF, rendering the DPF effective as a GDPR transfer mechanism for personal data transferred from the EEA to the United States by United States entities self-certified under the DPF. However, the DPF adequacy decisions do not foreclose, and are likely to face, future legal challenges and the ongoing legal uncertainty with respect to international data transfers may increase our costs and our ability to efficiently process personal data from the EEA. Other data transfer mechanisms such as the Standard Contractual Clauses approved by the European Commission have faced challenges in European courts, may require additional risk analysis and supplemental measures to be used, and may be challenged, suspended or invalidated. Loss of our ability to lawfully transfer personal data out of the EEA and UK to the United States or any other jurisdictions may require us to increase our data processing capabilities in the EEA and UK at significant expense. If we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we perform our operations or provide our services, the geographical location or segregation of our relevant systems and operations, and adversely affect our financial results. These international laws, rules and regulations may apply not only to us, but also to our collaborators, vendors or other third-party service providers that store or otherwise process personal data on our behalf, such as information technology vendors, and any of the foregoing limitations could impact our ability to work with such collaborators or third-party service providers in certain jurisdictions.

We are bound by contractual obligations related to data privacy and cybersecurity, and our efforts to comply with such obligations may not be successful. For example, certain data privacy laws, such as the EU GDPR, the UK GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. We publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and cybersecurity. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and cybersecurity are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflicting among jurisdictions. We are likely to be required to expend significant capital and other resources to ensure ongoing compliance with applicable data privacy and cybersecurity laws. Claims that we have violated individuals’ privacy rights or breached our contractual obligations or policies, even if we are not found liable, could be expensive and time-consuming to defend, and could result in adverse publicity that could harm our business. Moreover, even if we take all necessary action to comply with legal and regulatory requirements, we could be subject to data breaches or other unauthorized access of personal information or other sensitive or confidential information, which could subject us to fines and penalties, as well as litigation and reputational damage and other adverse consequences.

If we or our collaborators or our third-party service providers fail to keep apprised of and comply with applicable international, federal, state, or local regulatory requirements, we could be subject to a range of regulatory actions that could affect our or any collaborators’ ability to seek to commercialize our product candidates. Any threatened or actual governmental enforcement action or litigation where private rights of action are available could also generate adverse publicity, damage our reputation, result in liabilities, fines, and loss of business, and require that we devote substantial resources that could otherwise be used in other aspects of our business.

With laws, rules, regulations, and other obligations relating to data privacy and cybersecurity imposing new and relatively burdensome obligations, and with the substantial uncertainty over the interpretation and application of these and other obligations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so. We are currently in the process of developing and updating our policies and procedures in accordance with requirements under applicable data privacy and cybersecurity laws, rules and regulations and have not completed formal assessments of whether we are in compliance with all applicable data privacy and cybersecurity laws, rules and regulations. Additionally, if third parties with which we work, such as our collaborators, vendors or other third-party service providers, violate applicable laws, rules or regulations or our policies, such violations may also put our or our clinical trial and employee data, including personal or other sensitive or confidential information, at risk, and our business, financial condition, results of operations, and prospects may be adversely affected.

We are subject to certain U.S. and foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector.

We expect to have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations, and we expect our international activities to increase in time. We may engage third parties to conduct clinical trials, obtain necessary permits, licenses, patent registrations and other regulatory approvals or sell our products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes, including radioactive materials and gas. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Our use of facilities that use and produce radioactive materials subjects us to compliance with decommissioning and decontamination, or D&D, requirements when we close those facilities, exposing us to potentially significant costs. Our product candidates are manufactured using radioactive components, such as the radioisotope 225Ac. When one of such facilities reaches the end of its useful life or if we need to abandon such facility for any other reason, we are obligated under the laws and regulatory rules of the various jurisdictions in which we operate to decommission and decontaminate such facility. We have no experience with D&D, and the costs of such D&D may be substantial. Estimating the amount and timing of such future D&D costs includes, among other factors, country-specific requirements and projections as to when a facility will retire or the useful life of a facility. If we do not conduct D&D properly at any of our sites, we may suffer significant additional costs to remediate any D&D deficiencies, fines, regulatory or criminal charges or other sanction or legal action, any of which could have a material adverse effect upon our business, financial condition and results of operations. Although we have estimated our future D&D costs and recorded a liability for such costs, there can be no assurances that we will not incur material D&D costs beyond such estimates or our provisions.

Although we maintain workers’ compensation insurance to cover us for costs and expenses, we may incur due to injuries to our employees resulting from the use of hazardous materials, and this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous, or radioactive materials. In addition, we may incur substantial costs to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development, and production efforts, which could harm our business, financial condition, results of operations or prospects.

Risks related to manufacturing

We intend to build and operate our own manufacturing facility for preclinical and clinical supply needs, which will require significant resources, and we may fail to successfully establish and operate our facility, which could adversely affect our clinical trials and the commercial viability of our product candidates.

We are currently establishing and building a manufacturing facility, in addition to our reliance on CDMOs for the manufacture of our product candidates for preclinical and clinical needs. We expect that construction of our own manufacturing facility will provide us with enhanced control of material supply for preclinical studies and clinical trials, enable the more rapid implementation of process changes, and allow for better long-term cost efficiencies. However, we have no experience as a company in construction of a manufacturing facility and may never be successful in building our own manufacturing facility or capability. As a result, we will also need to hire additional personnel to manage our operations and facilities and develop the necessary infrastructure to continue the research and development and manufacture of our product candidates. We, as a company, have no experience in setting up, building, or eventually managing a manufacturing facility. If we fail to complete the planned construction and buildout in an efficient manner, or fail to recruit the required personnel and generally manage our growth effectively, the development and production of our product candidates could be curtailed or delayed. Even if we are successful, our manufacturing capabilities could be affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures and numerous other factors that could prevent us from realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our business. Furthermore, if we are successful in building our own manufacturing facility, we will continue to be reliant on our CDMOs for clinical and commercial supply, if our product are approved, and their continued compliance with relevant regulations.

In addition, the FDA, the EMA, and other foreign regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA, or other foreign regulatory authorities may require that we not distribute a lot until the relevant agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations, and prospects. Problems in our manufacturing process could restrict our ability to meet clinical and market demand for our products.

Any problems in our manufacturing process or facilities could make us a less attractive collaborator for potential partners, including larger pharmaceutical companies and academic research institutions, which could limit our access to additional attractive development programs.

Our product candidates are biologics and the manufacture of our product candidates is complex. Even after our planned manufacturing facility is operating, we will continue to rely on third parties to manufacture our product candidates. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product supplies or product candidates, or fail to do so at acceptable quality levels or prices.

Our product candidates are biologics and the process of manufacturing them is complex, highly regulated and subject to multiple risks. As a result of these complexities, the cost to manufacture biologics is generally higher than traditional small molecule chemical compounds, and the manufacturing process for biologics is less reliable and is more difficult to reproduce. In addition, manufacturing our product candidates will require many reagents, which are substances used in our manufacturing processes to bring about chemical or biological reactions, and other specialty materials and equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial biologics production. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We have experienced manufacturing deviations and similar issues in the past, and may experience similar issues in the future. We cannot assure you that any stability failures or other issues relating to the manufacture of our product candidates will not occur in the future. Any such issues could cause delays in our development plans. Further, as product candidates are developed through preclinical to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

Even if we are able to complete our manufacturing facility, we will continue to rely on U.S.-based third-party manufacturers or third-party collaborators for the manufacture of our product candidates and for commercial supply of any of our product candidates for which we or any of our potential future collaborators obtain marketing approval. We may be unable to maintain agreements with our existing third-party manufacturers, or to establish additional agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•

the number of potential manufacturers is limited and any new manufacturers are subject to the FDA’s review and approval of a supplemental BLA. This approval would require new testing and may require pre-approval inspections of the new manufacturer by the FDA. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products;

•	our current third-party manufacturers are located in United States and we may encounter issues with exporting our product candidates into foreign jurisdictions;

•	our third-party manufacturers might be unable to timely manufacture our product or produce the quantity and quality required to meet our clinical and commercial needs, if any;

•	our third-party manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately;

•

our third-party manufacturers may not perform as agreed, according to our schedule or specifications, or at all, may not devote sufficient resources to our product candidates, may give greater priority to the supply of other products over our product candidates, or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store, and distribute our products;

•

our third-party manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with GMPs and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these and/or any other applicable regulations and standards;

•	we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our products;

•	our third-party manufacturers could breach, terminate or not renew their agreement with us at a time that is costly or inconvenient for us;

•

clinical and, if approved, commercial supplies for the raw materials and components used to manufacture and process our product candidates, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects;

•	the possible mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active product or placebo not being properly identified;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how;

•

the possibility of clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of product supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

•	our third-party manufacturers may have unacceptable or inconsistent product quality success rates and yields.

Our third-party manufacturers and clinical reagent suppliers may be subject to regulatory requirements or sanctions, as well as damage or interruption from, among other things, fire, natural or man-made disaster, power loss, telecommunications failure, unauthorized entry, computer viruses, denial-of-service attacks, acts of terrorism, human error, vandalism or sabotage, financial insolvency, bankruptcy and similar events.

We currently engage WuXi Biologics (Hong Kong) Limited with respect to the manufacture of miniprotein variants and recombinant production and pharmacokinetic studies unrelated to AKY-1189. Certain Chinese biotechnology companies and CMOs, including WuXi Biologics (Hong Kong) Limited, may in the future become subject to trade restrictions, sanctions, and other regulatory requirements by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting the supply of material to us. In January 2024, the U.S. House of Representatives introduced the BIOSECURE Act (H.R. 7085), which was subsequently amended on May 15, 2024, and the Senate advanced a substantially similar bill (S.3558), both of which would prohibit U.S. federal executive agencies from contracting with any entity where the biotechnology equipment or services of a “biotechnology company of concern” would be used in the performance of that contract. Generally speaking, a “biotechnology company of concern” is a biotechnology company that is headquartered in or subject to the jurisdiction of a foreign adversary’s government and poses a threat to national security. To the extent any of our counterparties, or any of their subsidiaries or affiliates, is identified as a “biotechnology company of concern,” our ability to purchase services or products from, or otherwise work with, such counterparty could be restricted or even prohibited. In addition to the BIOSECURE Act, any additional executive action, legislative action or potential sanctions applicable to our current and any future suppliers could materially impact our relationship with such suppliers. U.S. executive agencies have the ability to designate entities and individuals on various governmental prohibited and restricted parties lists. Depending on the designation, potential consequences can range from a comprehensive prohibition on all transactions or dealings with designated parties, or a limited prohibition on certain types of activities, such as exports and financing activities, with designated parties. If any current or future supplier is designated on any U.S. government prohibited party lists, such designation could impact and potentially restrict our engagement with such suppliers. While we are assessing redundant sources for the work provided by WuXi Biologics (Hong Kong) Limited, there is no assurance we will be able to secure additional service providers in a timely manner and on acceptable terms, if at all. Any disruption caused by our current or future partners being designated as a prohibited party could have adverse effects on the development of our product candidates and our business operations.

Each of these risks could delay or prevent the completion of our ongoing and future clinical trials or the approval of any of our product candidates by the FDA, result in higher costs or adversely impact commercialization of our product candidates. Any shortages in the supply of such raw materials used in the manufacture of our product candidates could delay or prevent the completion of our clinical trials or the approval of any of our product candidates by the FDA, result in higher costs or adversely impact commercialization of our product candidates. In addition, we may rely on third parties to perform certain specification tests on our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA could place significant restrictions on our company until deficiencies are remedied.

The facilities used by our contract manufacturers to manufacture our product candidates may be subject to inspections that will be conducted after we submit our BLA to the FDA. We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMP regulations. Any product candidates that we may develop may compete with product candidates of other companies for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and harm our business and results of operations.

Our contract manufacturers’ failure to achieve and maintain high manufacturing standards, in accordance with applicable regulatory requirements, or the incidence of manufacturing errors, could result in patient injury or death, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business. Contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.

We may be unable to obtain a sufficient supply of 225Ac or other radioisotopes to support clinical development or manufacturing at commercial scale.

225Ac is a key component of [225Ac]Ac-AKY-1189 and as a radiopharmaceutical company, we expect our future product candidates to include 225Ac or other isotopes. Although we believe our present suppliers have adequate quantities of 225Ac and labeling isotopes available to meet our current needs, we may encounter supply shortages which could affect our business operations and results of operations. There can be no assurance that our suppliers will renew the contracts on acceptable terms, or at all. Further, long-term suppliers are not yet producing beyond minimal research quantities and there is no guarantee they will come online in the time frame we expect. Even when a contract exists, we have very limited recourse under our current supply contracts if a supplier is unable to meet its obligations. Suppliers may be unable to meet their obligations for a number of reasons, for example, the U.S. Department of Energy has reserved its ability to cancel private orders when the supply is instead needed for national defense, environmental safety or there is a lack of capacity, and the likelihood of any such cancellation may be increased for a number of reasons. There are not many alternatives to our current suppliers, and finding any replacement suppliers would divert management resources. Failure to acquire enough medical-grade 225Ac would make it impossible to effectively complete clinical trials, especially as we scale up for later-stage clinical trials, and to commercialize any 225Ac-based product candidates that we may develop and would materially harm our business.

To date, we have obtained the 225Ac for our planned Phase 1b clinical trial of [225Ac]Ac-AKY-1189 from several United States and foreign-based suppliers pursuant to long-term supply agreements. In the event we are unable to source 225Ac from our current suppliers, we may seek to source 225Ac from other sources, including those located in Russia. This could expose us to additional environmental and geopolitical risks, including restrictions on trade of certain items between the United States and Russia, and other unforeseen geopolitical factors that limit our ability to access our supply of raw material. For example, although any Russian supplier may become designated on export-or sanctions-related restricted party lists maintained by the U.S. government. Our ability to conduct clinical trials to advance our product candidates is dependent on our ability to obtain these radioisotopes and other isotopes we may choose to utilize in the future. We expect to remain dependent on third-party manufacturers and suppliers for our isotopes. These parties may not perform their contracted services or may breach or terminate their agreements with us. Our suppliers are subject to regulations and standards that are overseen by regulatory and government agencies and we have no control over our suppliers’ compliance to these standards. Failure to comply with regulations and standards may result in their inability to supply isotope could result in delays in our clinical trials, which could have a negative impact on our business. Our inability to build out and establish our own manufacturing facilities would require us to continue to rely on third-party suppliers, as we currently do.

Changes in the methods of manufacturing or formulation of our product candidates may result in additional costs or delay.

As our product candidates progress through clinical trials to regulatory approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, may be altered along the way in an effort to optimize safety, efficacy, yield, and manufacturing batch size, minimize costs, and achieve consistent quality and results. There can be no assurance that any future manufacturing or formulation changes will achieve their intended objectives. These changes and any future changes we may make to our product candidates may also cause such candidates to perform differently and affect the results of future clinical trials conducted with the altered materials. Such changes or related unfavorable clinical trial results could delay initiation or completion of additional clinical trials, require the conduct of bridging studies or clinical trials or the repetition of one or more studies or clinical trials, increase development costs, delay or prevent potential regulatory approval, and jeopardize our ability to commercialize our product candidates, if approved, and generate revenue.

Risks related to related to our dependence on third parties

We rely on third parties to conduct the Phase 1b investigator-initiated clinical trial of [225Ac]Ac-AKY-1189 and plan to rely on third parties to conduct our future clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our product candidates.

We depend and will continue to depend on independent investigators and collaborators, such as medical institutions, CROs, CMOs, CDMOs, and strategic partners to conduct our preclinical studies and clinical trials, including our planned Phase 1b clinical trial for [225Ac]Ac-AKY-1189. We expect to have to negotiate budgets and contracts with CROs, CDMOs, CMOs and trial sites which may result in delays to our development timelines and increased costs. We will rely heavily on these third parties over the course of our clinical trials, and we control only certain aspects of their activities. As a result, we will have less direct control over the conduct, timing and completion of these clinical trials and the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GCPs. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or similar foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP regulations. In addition, our clinical trials must be conducted with biologic product produced under cGMP regulations, and will require a large number of test patients. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our clinical trials are not and will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing, clinical and preclinical product candidates. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

Switching or adding third parties to conduct our clinical trials involves substantial cost and requires extensive management time and focus and may ultimately be unsuccessful. In addition, there is a natural transition period when a new third party commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines.

We have in place certain collaboration and licensing arrangements, and may form or seek collaborations, strategic alliances or licensing arrangements in the future, and we may not realize the benefits of such collaborations, alliances or licensing arrangements.

We have in place certain collaboration and licensing arrangements, and in the future, we may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. For example, in May 2024, we entered into a research, collaboration and license agreement with Eli Lilly to discover and generate novel tumor-targeting radiopharmaceuticals. For more information on this and other arrangements, see “Business—License and collaboration agreements.” Any of these current or future relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders or disrupt our management and business. We cannot guarantee you that our current or future partners will not terminate their collaboration, or seek to change terms of the collaboration, with us.

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. These factors may include the design or results of clinical trials, the likelihood of approval by the FDA or applicable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products and the existence of uncertainty with respect to its ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety, potency and purity and obtain marketing approval. In certain cases, when we collaborate with a third party for the development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party.

Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

Further, collaborations involving our product candidates are subject to numerous risks, which may include the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

•

collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization of our product candidates based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

•

collaborators may not properly maintain, enforce, protect or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•

disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

•

collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property.

As a result, we may not be able to realize the benefit of our current or future collaborations, joint ventures, strategic partnerships or licensing arrangements if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. If our existing or future collaborations are terminated or suspended, we may not be able to identify other suitable collaborators or reach agreement with other suitable collaborators on a timely basis, on acceptable terms or at all. If we are unable to continue our current or future collaborations or are unable to identify or reach agreement with other suitable collaborators, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, increase our expenditures or needs for additional capital to pursue further development or commercialization of the applicable product candidates or undertake development or commercialization activities at our own expense. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market and generate product sales revenue, which would harm our business prospects, financial condition and results of operation. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and results of operations.

If we or third parties, such as CROs, CDMOs, CMOs, use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities may involve the controlled use of potentially hazardous substances, including chemicals and biological and radioactive materials, by us or third parties, such as CROs, CDMOs and CMOs. The use of 225Ac-labeled antibody treatments involves the inherent risk of exposure from gamma ray emissions, which can alter or harm healthy cells in the body. We and such third parties are subject to federal, state, provincial and local laws and regulations in the United States and other foreign jurisdictions governing the use, manufacture, storage, handling, and disposal of medical and hazardous materials. Although we believe that our and such third-parties’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state, provincial or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition, or results of operations. We currently maintain insurance coverage for injuries resulting from the hazardous materials we use; however, future claims may exceed the amount of our coverage. Also, we do not have insurance coverage for pollution cleanup and removal. Currently the costs of complying with such federal, state, provincial, local and foreign environmental regulations are not significant, and consist primarily of waste disposal expenses. However, they could become expensive, and current or future environmental laws or regulations may impair our research, development, production and commercialization efforts.

Our employees, independent contractors, principal investigators, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. We cannot ensure that our compliance controls, policies, and procedures will in every instance protect us from acts committed by our employees, agents, contractors, directors or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, employment, foreign corrupt practices, trade restrictions and sanctions, environmental, competition, securities, and patient privacy and other privacy laws and regulations. Misconduct by employees could include failures to comply with FDA regulations and equivalent foreign regulations, provide accurate information to the FDA or competent foreign regulatory authorities, comply with manufacturing standards we may establish, comply with federal and state or national healthcare fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. Sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, labeling, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Employee misconduct could also involve the improper use of information obtained during clinical trials, which could result in regulatory sanctions and serious harm to our reputation. In addition, our reputation may be harmed if any of our employees, directors, independent contractors, principal investigators or consultants are found to have been involved in similar misconduct outside of their services to our Company. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations.

If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations and prospects, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, individual imprisonment, disgorgement of profits, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs or equivalent foreign programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business or pursue our strategy.

Risks related to intellectual property

We do not own or expect to own any issued patents relating to the active pharmaceutical ingredient, 225Ac, of our product candidate [225Ac]Ac-AKY-1189.

We do not own or license any issued patents, including any that cover the composition of matter or methods of using our product candidate, [225Ac]Ac-AKY-1189. In addition, we do not expect to own or license any patents or patent applications that cover the active pharmaceutical ingredient, or API, which is 225Ac, in our product candidate [225Ac]Ac-AKY-1189. Composition-of-matter patent claims on the API in pharmaceutical products are generally considered to be the favored form of intellectual property protection for products because such patents may provide protection without regard to any particular method of use or manufacture or formulation of the API used. Formulation and method-of-use patent claims do not prevent a competitor or other third party from marketing an identical API for an indication that is outside the scope of the method claims or from developing a different formulation that is outside the scope of the formulation claims. However, as of September 30, 2024 we own one patent family, including one pending Patent Cooperation Treaty, or PCT, Application and two pending ex-US non-provisional patent applications directed to composition of matter of AKY-1189 and methods of use. We cannot predict whether these patent applications will result in the issuance of any patents that provide us with any competitive advantage. We do not yet have any issued patents relating to AKY-1189, to our product candidate [225Ac]Ac-AKY-1189 or any other product candidates. It is also possible that others will design around any future patents we may obtain. Further, any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing products and technologies. In addition, any future patents we obtain may be narrowed or found to be invalid or unenforceable.

Any patent that issues from national stage entries of the aforementioned pending PCT application or either of the two foreign patent applications and any future non-provisional patent applications that we may file claiming priority to these patent applications are expected to expire in 2044, excluding any patent term adjustments and extensions that may be available. We cannot be certain that we will obtain issued patents based on our current and future patent applications, and if obtained, whether they can provide meaningful protection for AKY-1189, our product candidate [225Ac]Ac-AKY-1189 or any future product candidates or whether they will remain in force through their expected expiration date. If we do not obtain and maintain meaningful patent coverage for our product candidate, its respective components, formulations, combination therapies, methods of manufacture, and methods of treatment, competitors may be able to erode or negate any competitive advantage we may have, which would likely harm our business and ability to achieve profitability. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our success depends on our ability to obtain, maintain, enforce, defend and protect our intellectual property and our proprietary technologies, and conduct our business without infringing, misappropriating or otherwise violating intellectual property or proprietary rights of others.

Our commercial success depends, in part, on our ability to obtain, maintain, enforce, defend and protect our intellectual property rights, including patent protection and trade secret protection for our product candidates, proprietary technologies and their uses as well as our ability to operate without infringing upon, misappropriating or otherwise violating the proprietary rights of others. We generally seek to protect our proprietary position by filing patent applications in the United States and abroad related to our product candidates, proprietary technologies and their uses that are important to our business. We may also seek to protect our proprietary position by acquiring or in-licensing relevant issued patents or pending patent applications or other intellectual property or proprietary rights from third parties. If we or our current or future licensors are unable to obtain or maintain patent protection with respect to our product candidates and other proprietary technologies we may develop, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the technology. Our owned and in-licensed patent portfolio is at an early stage. In particular, we do not currently own or in-license any issued patents relating to any of our product candidates, including [225Ac]Ac-AKY-1189, or otherwise. Further, the only pending U.S. patent applications we currently own are provisional patent applications, and unless we file a non-provisional patent application for these patent applications in the required timeframe, these patent applications will not be eligible to be prosecuted to become issued patents. There can be no assurance that our patent applications or the patent applications of our current or future licensors will result in patents being issued or that issued patents will afford sufficient protection against competitors or other third parties with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties.

Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts in the United States and abroad. The degree of future protection for our and our licensors’ intellectual property or other proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. These uncertainties and/or limitations in our ability to properly protect the intellectual property or other proprietary rights relating to our product candidates could have a material adverse effect on our business, financial condition, results of operations and prospects.

Starting June 1, 2023, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court, or UPC. This is a significant change in European patent practice. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation.

We cannot be certain that the claims in our U.S. pending patent applications, our pending international patent applications and any patent applications that we may file in the future in the United States or foreign territories, or those of our current or future licensors, will be considered patentable by the United States Patent and Trademark Office, or USPTO, courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our future issued patents will not be found invalid or unenforceable if challenged. Even if they are unchallenged, our owned and licensed patent applications, and any patents we obtain, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our owned or licensed patents by developing similar or alternative technologies in a non-infringing manner. If the patent protection provided by the patent applications we own or license and any patents we obtain is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining, maintaining, enforcing, protecting and defending patents. These risks and uncertainties include the following:

•	the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the non-compliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	patent applications may not result in any patents being issued;

•	patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

•

our competitors or other third parties, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents or other intellectual property rights that will limit, interfere with or eliminate our ability to make, use and sell our product candidates;

•

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

The patent prosecution process is expensive, time-consuming and complex, and we and any current or future licensors may not be able to file, prosecute, maintain, enforce, protect, defend or license all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. We may not be able to obtain or maintain patent applications and patents due to the subject matter claimed in such patent applications and patents being in disclosures in the public domain. It is also possible that we or any current or future licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to obtain or maintain valid and enforceable patent protection. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or until issuance, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in any of our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. If a third party can establish that we or our licensors were not the first to make or the first to file for patent protection of such inventions, our owned or licensed patent applications may not issue as patents and even if issued, may be challenged and invalidated or rendered unenforceable.

In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our pending and future patent applications and those of our current or future licensors may not result in patents being issued which protect our product candidates and other proprietary technologies we may develop, or which effectively prevent others from commercializing competitive technologies and product candidates.

Moreover, the coverage claimed in a patent application can be significantly reduced before the corresponding patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we own or in-license issue as patents in the future, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we in the future own, or in-license, may be challenged or circumvented by third parties or may be narrowed or invalidated as a result of challenges by third parties. Consequently, we do not know whether our product candidates or other proprietary technology will be protectable or remain protected by valid and enforceable patents. Even if a patent issues, our competitors or other third parties may be able to circumvent our patents or the patents of our current or future licensors by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents, if issued, or the patents of our current or future licensors may be challenged in the courts or patent offices in the United States and abroad. We or any of our licensors may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant review, or PGR, and inter partes review, or IPR, or other similar proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allow third parties to commercialize our product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing, misappropriating or otherwise violating third-party patent rights. Moreover, our future patents or the patents of our current or future licensors may become subject to post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our priority of invention or other features of patentability with respect to our patents, if issued, and patent applications or those of our current or future licensors. Such challenges may result in loss of patent rights, loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our product candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by our patents, if issued, and patent applications or those of our current or future licensors is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Moreover, some of our patent applications and future patents are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents and patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of such patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing, could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

We may not be able to obtain and protect our intellectual property rights throughout the world.

Patents are of national or regional effect. Filing, prosecuting, maintaining, enforcing, protecting and defending patent rights and other proprietary rights on all of our research programs and product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In some cases, we or our licensors may not be able to obtain patent protection for certain technology outside the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our or our licensors’ inventions in all countries outside the United States, even in jurisdictions where we or our licensors do pursue patent protection, or from selling or importing products made using our or our licensors’ inventions in and into the United States or other jurisdictions. Competitors or other third parties may use our technologies in jurisdictions where we and our licensors have not pursued and obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our and our licensors’ patent applications, if issued, or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Various companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many countries do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to pharmaceuticals and biotechnology products, which could make it difficult for us to stop the infringement of our patents, if issued, or marketing of competing products in violation of our intellectual property and proprietary rights. In addition, some jurisdictions, such as the EU, Japan, and China, may have a higher standard for patentability than in the United States, including, for example, the requirement of claims having literal support in the original patent filing and the limitation on using supporting data that is not in the original patent filing. Under those heightened patentability requirements, we may not be able to obtain sufficient patent protection in certain jurisdictions even though the same or similar patent protection can be secured in the United States and other jurisdictions.

Proceedings to enforce our or our licensors’ intellectual property and proprietary rights in the United States and foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patent rights at risk of being invalidated or interpreted narrowly, could put our owned or in-licensed patent applications at risk of not issuing and could provoke third parties to assert claims against us. We or our licensors may not prevail in any lawsuits that we or our licensors initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Various countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. As a result, a patent owner in these countries may have limited remedies in certain circumstances, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties with respect to any patent rights relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Geo-political actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our future issued patents or those of any current or future licensors. For example, the United States and foreign government actions related to Russia’s invasion of Ukraine may limit or prevent filing, prosecution and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of any future patents or patent applications in Russia, resulting in partial or complete loss of patent rights in Russia. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees that have citizenship or nationality in, are registered in, or have predominately primary place of business or profit-making activities in the United States and other countries that Russia has deemed unfriendly without consent or compensation. Consequently, we would not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. As such, we do not know the degree of future protection that we will have on our technologies and product candidates. While we will endeavor to try to protect our technologies and product candidates with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time consuming, expensive, and unpredictable. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Obtaining, maintaining, enforcing, protecting and defending our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by regulations and governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and patent applications will be due to be paid to the USPTO and various foreign patent agencies at various stages over the lifetime of our owned or licensed patent rights. We have systems in place to remind us to pay these fees, and we rely on our outside counsel and its outside patent annuity service to pay these fees when due. In addition, the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. We seek to employ reputable law firms and other professionals to help us comply with these provisions. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction, including as a result of failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, potential competitors might be able to enter the market. Our ability to comply with the various procedural, documentary, fee payment and other requirements imposed by regulations and governmental patent agencies could also be reduced or eliminated in the event of natural disasters, pandemics, or other catastrophic events. If such an event were to occur, including with respect to the patent rights covering our research programs and product candidates, as well as their respective methods of use, manufacture, and formulations thereof, it could have a material adverse effect on our business, financial condition, results of operations and prospects, as for example, competitors might be able to enter the market earlier than would otherwise have been the case.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned or licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours, which would have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in U.S. patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property and other proprietary rights, particularly patents. Obtaining, maintaining, enforcing, defending and protecting intellectual property and other proprietary rights, including patent rights in the biotechnology and pharmaceutical industries involve a high degree of technological and legal complexity. Therefore, obtaining, maintaining, enforcing, defending and protecting biotechnology and pharmaceutical patents is costly, time consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our future patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us.

The patent positions of companies engaged in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty regarding our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the U.S. federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain patents or to enforce the patents we might obtain or license in the future. Any of the foregoing could have a material adverse effect on our owned and in-licensed patent portfolio and our ability to protect and enforce our intellectual property in the future, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications or those of our current or future licensors and the enforcement or defense of our future issued patents or those of our current or future licensors.

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes several significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a “first inventor to file” system in which, assuming that other requirements of patentability are met, the first inventor to file a patent application will be entitled to the patent regardless of whether a third party was first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us, could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period after filing or until issuance, we may not be certain that we or our current or future licensors are the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in the patents or patent applications.

The Leahy-Smith Act also includes several significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including PGR, IPR, and derivation proceedings. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position.

Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications or those of our current or future licensors and the enforcement or defense of our future issued patents or those of our current or future licensors, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we do not obtain patent term extension for our product candidates, our business may be materially harmed.

Depending upon the timing, duration, and specifics of FDA regulatory approval of our product candidates, one or more patents issued from U.S. patent applications that we file or those of our current or future licensors may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during the FDA regulatory review process based on the first regulatory approval for a particular drug or biologic. A maximum of one patent may be extended per FDA-approved drug as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval, and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of our product candidates.

However, we may not be granted an extension for which we apply in the United States or any other jurisdiction because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time or the scope of patent protection afforded could be less than we request. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party.

If we are unable to obtain patent term extension or restoration, or the foreign equivalent, or the term of any such extension is less than we request, our competitors or other third parties may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially. Further, if this occurs, our competitors or other third parties may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case. Any of the foregoing could materially harm our business, financial condition, results of operations and prospects.

Certain of our technology licensed from third parties is, and technology licensed in the future may be, subject to retained rights, including certain intellectual property discovered through government funded programs that is subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies.

Certain of our current licensors, including our Exclusive License Agreement with the University of Minnesota, retain, and certain of our future licensors may retain, certain rights under the relevant agreements with us, including the right to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.

In addition, the U.S. federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act, or the Bayh-Dole Act. The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself.

We currently collaborate, and our current and future licensors may also collaborate, with academic institutions to accelerate our research or development. Our licensed patents from the University of Minnesota, which we are currently not utilizing, have been generated using U.S. government funding, and we may acquire or license in the future intellectual property rights that have been generated with U.S. government funding or grants. If the U.S. government exercises its march-in rights in our existing or future intellectual property rights that are generated with U.S. government funding or grants, we could be forced to license or sublicense intellectual property developed by us or that we license on terms unfavorable to us, and there can be no assurance that we would receive compensation from the U.S. government for the exercise of such rights. The U.S. government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. drug manufacturers for drugs covered by such intellectual property. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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others may be able to develop products that are similar to our product candidates or utilize similar technology but that are not covered by the claims of the patent applications that we own or license or any patents we may obtain in the future;

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we, or our current or future licensors or collaborators, might not have been the first to make the inventions covered by any such current or future pending patent applications that we own or license or any patents we may obtain in the future;

•	we, or our current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our owned or licensed intellectual property rights;

•	it is possible that the current or future pending patent applications we own or license now or in the future will not lead to issued patents;

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any issued patents that we own or license in the future may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties, or may not provide us with any competitive advantages;

•	others may have access to the same intellectual property rights licensed to us now or in the future on a nonexclusive basis;

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our competitors or other third parties might conduct research and development activities in countries where we do not have patent or other intellectual property rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patent rights;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents or pending or future patent applications of others, if issued, or other intellectual property rights, may have an adverse effect on our business; and

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we may choose not to file for patent protection in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property.

Should any of these events occur, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

We cannot ensure that patent rights relating to inventions described and claimed in our and our licensors’ pending patent applications will issue or that patents based on our or our licensors’ patent applications will not be challenged and rendered invalid and/or unenforceable.

We have pending provisional patent applications in the United States and pending patent applications under the PCT and in foreign countries in our portfolio relating to our research programs and product candidates. However, we cannot predict:

•	the scope of protection of any patent issuing based on our or our licensors’ patent applications;

•	whether the claims of any patent issuing based on our or our licensors’ patent applications will provide protection against competitors;

•	whether or not third parties will find ways to challenge, narrow, invalidate or circumvent our or our licensors’ patent rights;

•	whether or not others will obtain patents claiming aspects similar to those covered by our or our licensors’ patents, if issued, and patent applications;

•	whether we or our licensors will need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose; and/or

•	whether the patent applications that we own or in-license will result in issued patents with claims that cover our product candidates or uses thereof.

We cannot be certain that the claims in our current or future patent applications directed to our product candidates, as well as technologies relating to our research programs, will be considered patentable by the USPTO or by patent offices in foreign countries. One aspect of the determination of patentability of our inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. The biotechnology and pharmaceutical industries, including the fields of targeted radiopharmaceuticals, are intense, fast-moving and highly competitive. There may be prior art of which we are not aware that may affect the patentability of our patent claims or, if issued, affect the validity or enforceability of a patent claim relevant to our business. There is no assurance that there is not prior art of which we are aware, but which we do not believe is relevant to our business, which may, nonetheless, ultimately be found to limit our ability to make, use, sell, offer for sale or import our products that may be approved in the future, or impair our competitive position.

Even if the patents do issue based on our or our licensors’ patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, patents in our portfolio may not adequately exclude third parties from practicing relevant technology or prevent others from designing around our claims. If the breadth or strength of our intellectual property position with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop and threaten our ability to commercialize our product candidates. In the event of litigation or administrative proceedings, we cannot be certain that the claims in any of our or our licensors’ future issued patents will be considered valid by courts in the United States or foreign countries. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be involved in lawsuits to protect or enforce any patents we obtain in the future or our future licensors’ patents, which could be expensive, time consuming and unsuccessful. Further, any future issued patents we obtain or our current or future licensors’ patents could be found invalid or unenforceable if challenged in court.

Competitors or other third parties may infringe, misappropriate or otherwise violate our intellectual property rights. To prevent such infringement or unauthorized use, we may be required to file infringement and other claims, which can be expensive and time-consuming. In addition, in a patent infringement proceeding, a court may decide that a patent we own or in-license is not valid, is unenforceable or is not infringed. If we or any of our current or potential future collaborators were to initiate legal proceedings against a third party to enforce a patent directed at one of our product candidates, the defendant could counterclaim that such patent is invalid or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, lack of sufficient written description, non-enablement, or obviousness-type double patenting. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution.

Third parties may also raise similar invalidity claims before the USPTO or patent offices abroad, even outside the context of litigation. Such mechanisms include re-examination, PGR, IPR, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). The outcome following legal assertions of invalidity or unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our current or future licensors, and the patent examiners are unaware during prosecution. There is also no assurance that there is not prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim in our or our licensors’ patent applications or any patents or patent applications we may obtain or license in the future, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our technology or platform, or any product candidates that we may develop. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations and prospects. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy.

Derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our future patents or patent applications or those of our current or future licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all.

In addition, if the breadth or strength of protection provided by our or our licensors’ patent applications or the patents and patent applications we may obtain or in-license in the future is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, rulings, motions and other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing any one of our future issued patents or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such an infringement claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to our intellectual property rights, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or other proceedings.

In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own patented product and practicing our own patented technology.

The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect our ability to develop and market our product candidates.

As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. There can be no assurance that our operations do not, or will not in the future, infringe existing or future third-party patents. Identification of third-party patent rights that may be relevant to our operations is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified every third-party patent and pending application in the United States and abroad that is relevant to our research and other operations or necessary for the commercialization of our product candidates in any jurisdiction.

Numerous U.S. and foreign patents and pending patent applications are owned by third parties and exist in the fields in which we are commercializing or plan to commercialize our product candidates and in which we are developing other proprietary technologies. Our competitors or other third parties in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our product candidates. We do not always conduct independent reviews of pending patent applications and patents issued to third parties. Patent applications in the United States and elsewhere are typically not published until approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain U.S. applications that will not be filed outside the United States can remain confidential until patents issue. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived. Furthermore, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our product candidates, or the use of our future products. As such, there may be applications of others now pending or recently revived patents of which we are unaware. These patent applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our product candidates.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidates. We may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our product candidates.

We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, including our research programs, product candidates, their respective methods of use, manufacture and formulations thereof, and could result in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Our commercial success depends significantly on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights, including patents, of third parties. Claims by third parties that we infringe, misappropriate, or otherwise violate their intellectual property or other proprietary rights, may result in liability for damages or prevent or delay our developmental and commercialization efforts.

Our commercial success depends in part on avoiding infringement, misappropriation or other violation of the intellectual property and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe, misappropriate, or otherwise violate patents, trade secrets or other intellectual property rights owned or controlled by third parties. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. If our defenses to such claims are unsuccessful, we could be liable for damages, which could be significant. Other entities may have or obtain patents, intellectual property rights or other proprietary rights that could limit our ability to make, use, sell, offer for sale, or import our product candidates and products that may be approved in the future, or impair our competitive position. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, oppositions, reexaminations, IPR proceedings and PGR proceedings before the USPTO and/or corresponding foreign patent offices. Numerous third-party U.S. and foreign-issued patents and pending patent applications exist in the fields in which we are developing product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. The intellectual property landscape around our radiopharmaceutical product candidates is crowded, complex, and fast-moving, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property.

As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement, misappropriation or other violation of the patents or other intellectual property rights and proprietary rights of third parties. We are aware of certain third-party patent applications in this landscape that may, if issued as patents, be asserted to encompass aspects of our technology. Because patent applications are maintained as confidential for a certain period of time, until the relevant application is published, we may be unaware of third-party patents that may be infringed by commercialization of any of our product candidates, and we cannot be certain that we were the first to file a patent application related to a product candidate or technology. Moreover, because patent applications can take many years to issue, may be confidential for 18 months or more after filing and can be revised before issuance, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. Furthermore, certain applications may remain confidential until a patent issues. In addition, identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. There is also no assurance that there is not prior art of which we are aware, but which we do not believe is relevant to our business, which may, nonetheless, ultimately be found to limit our ability to make, use, sell, offer for sale or import our products that may be approved in the future, or impair our competitive position. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If a patent holder believes the manufacture, use, sale or importation of any of our product candidates infringes its patent, the patent holder may sue us even if we have licensed other patent protection for our technology. Moreover, we may face patent infringement claims from nonpracticing entities that have no relevant product revenue and against whom our owned or licensed patent portfolio may therefore have no deterrent effect. Any claims of patent infringement asserted by third parties would be time consuming and could:

•	result in costly litigation that may cause negative publicity;

•	divert the time and attention of our technical personnel and management;

•	cause development delays;

•	prevent us from commercializing any of our product candidates until the asserted patent expires or is held finally invalid or not infringed in a court of law;

•	require us to develop non-infringing technology, which may not be possible on a cost-effective basis;

•	subject us to significant liability to third parties, including treble damages and attorneys’ fees, if we are found to willfully infringe third-party intellectual property rights; or

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require us to enter into royalty or licensing agreements, which may not be available on commercially reasonable terms, or at all, or which might be non-exclusive, which could result in our competitors gaining access to the same technology.

We may choose to challenge the enforceability or validity of claims in a third party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-exam, IPR or PGR proceedings. We may also choose to challenge the validity of a third party’s U.S. patent in federal court proceedings, however, to be successful, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Both USPTO and federal proceedings are expensive and may consume our time or other resources. We may choose to challenge a third party’s patent in patent opposition proceedings in the European Patent Office, or EPO, or other foreign patent office. The costs of these opposition proceedings could be substantial and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office, then we may be exposed to litigation by a third party alleging that the patent may be infringed by our product candidates or proprietary technologies.

It is possible that a third party may assert a claim of patent infringement directed at any of our product candidates. Any patent-related legal action against us claiming damages and seeking to enjoin commercial activities relating to our product candidates, treatment indications, or processes could subject us to significant liability for damages, including treble damages and attorneys’ fees if we were determined to willfully infringe, and require us to obtain a license to manufacture or market our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. Moreover, even if we or our future strategic partners were able to obtain a license, the rights may be nonexclusive, which could result in our competitors or other third parties gaining access to the same intellectual property. In addition, we cannot be certain that we could redesign our product candidates, treatment indications, or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from developing and commercializing our product candidates, which could harm our business, financial condition, results of operations and prospects. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our product candidates and technology.

Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition to any of the foregoing events, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition, and prospects.

Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common shares to decline.

During any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motion, and other interim proceedings or developments in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing product candidates, approved products, programs, or intellectual property could be diminished. Accordingly, the market price of shares of our common stock may decline. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition, we rely on the protection of our trade secrets, including unpatented or unpatentable know-how, technology and other proprietary information to maintain our competitive position. Trade secrets and know-how can be difficult to protect. Although we have taken steps to protect our trade secrets and unpatented or unpatentable know-how, including entering into confidentiality agreements with third parties, and confidential information and invention assignment agreements with employees, consultants and advisors, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Further, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and process. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems; however, such systems and security measures may be breached, and we may not have adequate remedies for any breach. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Competitors or third parties could attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside the scope of our intellectual property rights. Moreover, third parties may still lawfully obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced, and our competitive position would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor or other third party will discover them or that our trade secrets will be misappropriated or disclosed.

In addition to seeking patent protection for some of our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology, and other proprietary information, to maintain our competitive position. Elements of our product candidates, including processes for their preparation and manufacture, may involve proprietary know-how, information, or technology that is not covered by patents, and thus for these aspects we may consider trade secrets and know-how to be our primary intellectual property. Any disclosure, either intentional or unintentional, by our employees, the employees of third parties with whom we share our facilities or third-party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach or other security incident) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

Trade secrets and unpatented know-how can be difficult to trace, protect and enforce. We require our employees to enter into written employment agreements containing provisions of confidentiality and obligations to assign to us any inventions generated in the course of their employment. We seek to protect our potential trade secrets, proprietary know-how and information in part, by entering into non-disclosure and confidentiality agreements with parties who are given access to them, such as our corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties. With our consultants, contractors and outside scientific collaborators, these agreements typically include invention assignment obligations. Although we have taken steps to protect our trade secrets and unpatented know-how, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets and unpatented know-how, and we may not be able to obtain adequate remedies for such breaches. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. Trade secrets will over time be disseminated within the industry through independent development, the publication of journal articles and the movement of skilled personnel from company to company or academic to industry scientific positions. Though our agreements with third parties typically restrict the ability of our advisors, employees, collaborators, licensors, suppliers, third-party contractors, and consultants to publish data potentially relating to our trade secrets, our agreements may contain certain limited publication rights. Because from time to time we expect to rely on third parties in the development, manufacture and distribution of our products and provision of our services, we must, at times, share trade secrets with them. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be harmed, and our business, financial condition, results of operations and prospects could be materially adversely affected.

We may be subject to claims that we or our employees, consultants, or collaborators have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers or claims asserting ownership of what we regard as our own intellectual property.

Some of our employees, consultants, advisors and collaborators are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We have sought to enter into, and may in the future seek to enter into, non-disclosure and confidentiality agreements to protect the proprietary positions of third parties, such as outside scientific collaborators, CROs, CDMOs, consultants, advisors, potential partners, and other third parties. Although we try to ensure that our employees, consultants, advisors and collaborators do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. We may become subject to litigation where a third party asserts that we or our employees inadvertently or otherwise breached the agreements and used or disclosed trade secrets or other information proprietary to the third parties. Defense of such matters, regardless of their merit, could involve substantial litigation expense and be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions.

Moreover, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our product candidates and technology. Failure to defend against any such claim could subject us to significant liability for monetary damages, lead to a loss of valuable intellectual property rights or otherwise prevent or delay our developmental and commercialization efforts, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees. In addition, we may lose personnel as a result of such claims and any such litigation, or the threat thereof may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our product candidates, which would have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property we regard as ours. Moreover, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties to determine the ownership of what we regard as our intellectual property, or defend claims that they may bring against us. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to a third party, such as an academic institution, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual.

In addition, we or our licensors may in the future be subject to claims by former employees, collaborators, consultants or other third parties asserting an ownership right in our owned or licensed patent applications or future patents, patent applications, trade secrets or other intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership of our patent rights, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees. An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar product candidates and technology, without payment to us, or could limit the duration of the patent protection covering our product candidates and proprietary technology. Such challenges may also result in our inability to develop, manufacture or commercialize our product candidates and proprietary technology without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our owned or licensed patent rights, trade secrets or other intellectual property is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Parties making claims against us may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure. Any of the foregoing have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our rights to develop and commercialize our technology and product candidates may be subject, in part, to the terms and conditions of licenses granted to us by others.

We have entered into and may enter into in the future license agreements with others to advance our existing or future research or allow commercialization of our existing or future product candidates. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated, or if disputes regarding these licenses arise, we could lose significant rights that are important to our business. These licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future.

In addition, subject to the terms of any such license agreements, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, or defense of patent rights covering the technology that we license from third parties now or in the future. In such an event, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business or in compliance with applicable laws and regulations, or will result in valid and enforceable patents and other intellectual property rights. It is also possible that our licensors’ infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves or may not be conducted in accordance with our best interest. If we or our current or future licensors fail to prosecute, maintain, enforce, and defend such patents or patent applications, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights could be adversely affected.

Our current or future licensors may rely on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patent rights we in-license. If other third parties have ownership rights to our current or future in-licensed patent rights, they may be able to license such patent rights to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

It is possible that we may be unable to obtain licenses at a reasonable cost or on reasonable terms, if at all. Even if we can obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business, financial condition, results of operations, and prospects significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights to or from third parties or otherwise experience disruptions to our business relationships with our current and future licensors or licensees, we could lose license rights that are important to our business.

We are heavily reliant upon licenses from third parties to certain patent rights and proprietary technology that are important or necessary to the development of our proprietary technology. Further development of our proprietary technology may require us to enter into additional license or collaboration agreements. Our future licenses may not provide us with exclusive rights to use the licensed intellectual property and technology, or may not provide us with exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our product candidates and proprietary technology in the future. Additionally, our current license agreements impose, and future agreements may impose, various development, diligence, commercialization and other obligations on us and require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses.

Disputes may arise between us and our current or future licensors or licensees regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	our financial or other obligations under the license agreement;

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whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property of the licensor or licensee that is not subject to the licensing agreement;

•	our right to sublicense patent and other rights to third parties;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	our right to transfer or assign the license;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our current or future licensors or licensees and us and our partners; and

•	the priority of invention of patented technology.

In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with our proprietary technologies and product candidates.

The agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed, or license in the future, prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Despite our best efforts, our current or future licensors or licensees might conclude that we materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these licenses are terminated, or if the underlying patent rights fail to provide the intended exclusivity, competitors will have the freedom to seek regulatory approval of, and to market, products identical to ours, and we may be required to cease our development and commercialization of certain of our product candidates and proprietary technology. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

Because our development programs may require or in the future require the use of additional intellectual property or proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license, or use these third-party intellectual property or proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates on commercially reasonable terms or at all. Even if we are able to in-license any such necessary intellectual property, it could be on nonexclusive terms, thereby giving our competitors and other third parties access to the same intellectual property licensed to us, and it could require us to make substantial licensing and royalty payments. The licensing and acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue or are already pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary.

More established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may be required to expend significant time and resources to redesign our product candidates, or to develop or license replacement candidates, all of which may not be feasible on a technical or commercial basis, and we may have to abandon development of the relevant program or product candidate, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Further, any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include that:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

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collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in their strategic focus due to the acquisition of competitive products, or availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;

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a collaborator with marketing, manufacturing and distribution rights to one or more product candidates may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

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collaborators may not properly maintain, enforce, protect or defend our intellectual property rights, as applicable, or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

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disputes may arise between us and a collaborator that causes the delay or termination of the research, development or commercialization of our product candidates or that results in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

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collaborators may own or co-own intellectual property covering our technologies or product candidates that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We intend to use registered or unregistered trademarks or trade names to brand and market ourselves and our products. Our current and future trademarks and trade names, including our future registered trademarks and current or future unregistered trademarks, may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Moreover, our current or future trademark applications may not be allowed or may subsequently be opposed. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our trademarks or trade names. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. If we assert trademark infringement claims, a court may determine that the trademarks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Although these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Moreover, any name we may propose to use with our product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

The use of new and evolving technologies, such as artificial intelligence, or AI, in our operations may require us to expend material resources and may present risks and challenges that can impact our business, including by posing security and other risks to our confidential information, proprietary information and personal information, any of which may result in reputational harm and liability, or otherwise adversely affect our business.

We may choose to integrate AI into our operations, and this innovation presents risks and challenges that could affect its adoption, and therefore our business. There are significant risks involved in utilizing AI and no assurance can be provided that the usage of AI will enhance our business or assist our business in becoming more efficient or profitable. The use of certain AI technology can give rise to intellectual property risks, including compromises to proprietary intellectual property and intellectual property infringement and misappropriation. Other known risks of AI currently include inaccuracy, bias, toxicity, data privacy and cybersecurity issues, and data provenance disputes. In addition, AI may have errors or inadequacies that are not easily detectable. AI may also be subject to data herding and interconnectedness (i.e., multiple market participants utilizing the same data), which may adversely impact our business. If the data used to train AI or the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, incomplete, overbroad or biased, our business, financial condition, and results of operations may be adversely affected.

Additionally, we expect to see increasing government and supranational regulation and ethical concerns related to AI use, which may also significantly increase the burden and cost of research, development and compliance in this area. For example, the EU’s Artificial Intelligence Act, or the AI Act,—the world’s first comprehensive AI law—entered into force on August 1, 2024 and, with some exceptions, will become effective 24 months thereafter. This legislation imposes significant obligations on providers and deployers of AI systems, and encourages providers and deployers of AI systems to account for certain ethical principles in their design, development and use of these systems. The rapid evolution of AI will require the application of significant resources to design, develop, test and maintain our technology and products to help ensure that AI is implemented in accordance with applicable laws and regulations and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. The legal landscape and subsequent legal protection for the use of AI remains uncertain, and development of the law in this area could impact our ability to enforce our proprietary rights or protect against infringing uses. If we do not have sufficient rights to use the data on which AI relies or to the outputs produced by AI applications, we may incur liability through the violation of certain laws, third-party privacy or other rights or contracts to which we are a party. Our use of AI applications may also, in the future, result in cybersecurity incidents that implicate the personal data of customers or patients. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and results of operations.

Our collaborators or other third-party service providers may also incorporate AI tools into their own offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to intellectual property, data privacy and cybersecurity. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, or otherwise adversely impact our business.

Risks related to Employee Matters and Managing Growth

Our ability to develop our future product candidates for our future growth depends on retaining our key personnel and recruiting additional qualified personnel.

Our success depends upon the continued contributions of our key management, scientific, and technical personnel, many of whom have been instrumental for us and have substantial experience with our radiopharmaceuticals, our discovery engine and development processes and capabilities, underlying technologies, and related product candidates. In particular, we are highly dependent on Matthew Roden, PhD, our Chief Executive Officer, Shulamit Ron-Bigger, PhD, our Chief Operating Officer, Paul Feldman, PhD, our Chief Scientific Officer, Akos Czibere, MD, PhD, our Chief Medical Officer and Tyler Benedum, PhD, our Chief Technical Officer, as well as the other principal members of our management and scientific teams. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.

For us to successfully compete and grow, we must recruit, retain, and develop talent who can provide the necessary expertise across a broad spectrum of disciplines. In addition, we must develop, maintain and, as necessary, implement appropriate succession plans to ensure we have the necessary human capital capable of maintaining continuity in our business. Given the fact that these are novel and emerging fields, there is an inherent scarcity of experienced personnel in these fields. As we continue developing our pipeline, we will require personnel with medical, scientific, or technical qualifications specific to each program. The loss of key managers and senior scientists could delay our research and development activities. Despite our efforts to retain valuable employees, members of our management, scientific, and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key person” insurance for any of our executives or other employees. The competition for qualified personnel in the biotechnology industry is intense, and our future success depends upon our ability to attract, retain, and motivate highly skilled scientific, technical, and managerial employees. We face competition for personnel from other companies, universities, public and private research institutions, and other organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement our business strategy, which could have a material adverse effect on our business.

In addition, our research and development programs, clinical operations and sales and marketing efforts depend on our ability to attract and retain highly skilled scientists, engineers, and sales professionals.

Competition for skilled personnel in our market is intense, and we have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications on acceptable terms, or at all. Many of the companies with which we compete for experienced personnel have greater resources than we do, and any of our employees may terminate their employment with us at any time. Failure to succeed in preclinical studies, clinical trials or applications for regulatory approval may make it more difficult to recruit or retain qualified personnel. Moreover, if we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived benefits of our stock awards decline, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, financial condition, results of operations and prospects would be harmed.

We expect to continue to expand our development and regulatory capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We have experienced rapid growth since our inception in August 2020. We expect continued growth in the number of our employees and the scope of our operations, particularly to continue our planned clinical operations, preclinical and IND-enabling studies or studies approved by comparable foreign authorities, establish regulatory, quality, and manufacturing supply chain logistics and facility operations.

To manage our anticipated future growth, we will continue to seek to implement and improve our managerial, operational, and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the complexity in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

In addition, future growth imposes significant added responsibilities on members of management, including: identifying, recruiting, integrating, maintaining, and motivating new employees; managing our internal development efforts effectively, including the clinical and FDA, or comparable foreign regulatory authority, review process for [225Ac]Ac-AKY-1189 and any future product candidates, while complying with our contractual obligations to third parties; and improving our operational, financial and management controls, reporting systems, and procedures.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors, and consultants to provide certain services, including strategic, financial, business development, and research and development services, as well as certain aspects of regulatory approval and manufacturing. There can be no assurance that the services of independent organizations, advisors, and consultants will continue to be available to us on a timely basis when needed or on reasonable terms, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants, CROs, CDMOs or CMOs is compromised for any reason, our preclinical or clinical trials may be extended, delayed, or terminated, and we may not be able to obtain regulatory approval of [225Ac]Ac-AKY-1189 or any of our future product candidates or otherwise advance our business. We cannot assure you that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new qualified employees and expanding our groups of consultants and contractors, we may experience delays or may not be able to successfully implement the tasks necessary to further develop and commercialize [225Ac]Ac-AKY-1189 for any Nectin-4 expressing tumor and any future product candidates we develop and, accordingly, we may not achieve our research, development, and commercialization goals.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our CROs, CDMOs, CMOs and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates on a patient-by-patient basis. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

Our insurance policies are expensive and protect us from only some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain or will maintain upon completion of this offering include property, general liability, employee benefits liability, workers’ compensation, clinical trial liability, cyber liability, and directors’ and officers’ insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. No assurance can be given that an insurance carrier will not seek to cancel or deny coverage after a claim has occurred. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations.

Risks related to our common stock and this offering

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, as of      , our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately   % of our outstanding stock and,

upon the closing of this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates will beneficially own approximately   % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares from us and without giving effect to any purchases that certain of these holders may make in this offering). Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval and they may have interests that differ from yours and may be adverse to your interests. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction.

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors.

The market price of our common stock may be highly volatile and may fluctuate substantially as a result of a variety of factors, some of which are related in complex ways. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including the factors listed below and other factors describe in this “Risk factors” section:

•	developments with respect to our pipeline, including the commencement, enrollment, or results of current and future preclinical studies and clinical trials;

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any delay in our regulatory filings for [225Ac]Ac-AKY-1189 for the treatment of locally advanced or metastatic UC and other Nectin-4 expressing tumors or any of our future product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including, without limitation, the issuance by the FDA of a “refusal to file” letter or a request for additional information;

•	adverse results or delays in clinical trials;

•	our decision to initiate a preclinical study or clinical trial, not to initiate a preclinical study or clinical trial or to terminate an existing preclinical study or clinical trial;

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adverse actions taken by regulatory agencies with respect to our preclinical studies or clinical trials, manufacturing supply chain or sales and marketing activities, including failure to receive regulatory approval of our future product candidates;

•	changes in laws or regulations, including, but not limited to, preclinical study or clinical trial requirements for approvals;

•	any adverse changes to our relationship with manufacturers or suppliers;

•	manufacturing, supply or distribution shortages;

•	our failure to commercialize approved products;

•	changes in the structure of healthcare payment systems;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to the use of [225Ac]Ac-AKY-1189 or any of our future product candidates;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	variations in our results of operations;

•	our cash position;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry, or radiopharmaceuticals in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	announcements made by us or our competitors of new product offerings, acquisitions, strategic relationships, joint ventures, or capital commitments;

•	our inability to establish or maintain collaborations;

•	our ability to effectively manage our growth;

•	the size of our initial target markets;

•	changes in the market valuations of similar companies;

•	press reports, whether or not true, about our business;

•	sales or perceived potential sales of our common stock by us or our stockholders in the future;

•	overall fluctuations in the equity and credit markets;

•	ineffectiveness of our internal controls;

•	changes in accounting practices or principles;

•	changes or developments in the global regulatory environment;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	general political, economic, industry and market conditions, including resulting impacts of the ongoing war between Russia and Ukraine; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on, and may lose some or all of, your investment.

Future sales of our common stock in the public market could cause our common stock price to fall.

Our common stock price could decline as a result of sales of a large number of shares of common stock after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Upon the completion of this offering,      shares of common stock will be outstanding (or      shares if the underwriters exercise their over-allotment option to purchase additional shares from us in full), based on the number of shares outstanding as of September 30, 2024, after giving effect to the conversion of all of our outstanding redeemable convertible preferred stock into shares of common stock.

Substantially all shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as defined in Rule 144 under the Securities Act. The resale of the remaining shares, or   % of our outstanding shares of common stock following this offering, is currently prohibited or otherwise restricted as a result of securities law provisions, market standoff agreements entered into by certain of our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters in connection with this offering. However, subject to applicable securities law restrictions, these shares will be able to be sold in the public market beginning 181 days after the date of this prospectus. Shares issued upon the exercise of stock options outstanding under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, market stand-off agreements and/or lock-up agreements, as well as Rules 144 and 701 under the Securities Act. For more information, see the section titled “Shares eligible for future sale.”

Upon the completion of this offering, the holders of approximately 129,567,500 shares of our common stock, or   % of our outstanding shares following this offering, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or our other stockholders. See “Description of capital stock— Registration rights.” We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and shares that may be issued under our equity incentive plans, these shares will be able to be sold in the public market upon issuance, subject to the lock-up agreements described under “Underwriting.”

In addition, in the future, we may issue additional shares of common stock, or other equity or debt securities convertible into common stock, in connection with a financing, acquisition, employee arrangement, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause the price of our common stock to decline.

There has been no prior public market for our common stock, and an active trading market may not develop or be sustained.

There has been no public market for our common stock prior to this offering and the completion of this offering is contingent on receiving approval for listing on the Nasdaq Global Market, or Nasdaq. We have applied to list our common stock on the Nasdaq under the symbol “AKTI.” The initial public offering price for our common stock will be determined through negotiations among the underwriters and us and may vary from the market price of our common stock following this offering. An active or liquid market in our common stock may not develop upon closing of this offering or, if it does develop, it may not be sustainable. The lack of an active market may impair the value of your shares, your ability to sell your shares at the time you wish to sell them and the prices that you may obtain for your shares. An inactive market may also impair our ability to raise capital by selling our common stock and our ability to acquire other companies, products, or technologies by using our common stock as consideration.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

The initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after the offering. Based on

the initial public offering price of $    per share, and our net tangible book value as of September 30, if you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will experience substantial and immediate dilution in the pro forma as adjusted net tangible book value per share of $    as of September 30. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

You will experience additional dilution when those holding stock options exercise their right to purchase common stock under our equity incentive plans or when we otherwise issue additional shares of common stock. For additional details see the section entitled “Dilution.”

We do not currently intend to pay dividends on our common stock and, consequently, our stockholders’ ability to achieve a return on their investment will depend on appreciation of the value of our common stock.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not intend to declare or pay any cash dividends on our capital stock in the foreseeable future. As a result, any investment return on our common stock will depend upon increases in the value for our common stock, which is not certain.

Our management team has broad discretion to use the net proceeds from this offering and its investment of these proceeds may not yield a favorable return. They may invest the net proceeds from this offering in ways with which investors disagree.

Our management will have broad discretion over the use of net proceeds from this offering and could spend the net proceeds in ways our stockholders may not agree with or that do not yield a favorable return, if at all. If we do not invest or apply the net proceeds from this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline. For additional details see the section entitled “Use of proceeds.”

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market, or our competitors. If one or more of these analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors, or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline. In addition, if we fail to the meet the forecasts published by these analysts, the trading price of our common stock would likely decline.

We are an “emerging growth company,” and a “smaller reporting company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies and smaller reporting companies could make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. We are also a “smaller reporting company,” as defined in Rule 12b-2 under the

Securities Exchange Act of 1934, or the Exchange Act. For as long as we continue to be an “emerging growth company,” and a “smaller reporting company” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies and smaller reporting companies, including:

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not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in this prospectus, and in our periodic reports on Form 10-Q, and annual report on Form 10-K; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an “emerging growth company” for up to five years following the completion of our initial public offering. Our status as an “emerging growth company” will end as soon as any of the following takes place:

•	the last day of the fiscal year in which we have more than $1.235 billion in annual revenue;

•	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	the last day of the fiscal year ending after the fifth anniversary of the completion of our initial public offering.

Even after we no longer qualify as an emerging growth company, we may continue to qualify as a smaller reporting company, which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. In addition, if we are a smaller reporting company with less than $100.0 million in annual revenue, we would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We would cease to be a smaller reporting company if the market value of our common stock that is held by non-affiliates exceeds $250.0 million and we had annual revenues in excess of $100.0 million or if the market value of our common stock that is held by non-affiliates exceeds $700.0 million, each as determined on an annual basis.

If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for any new or revised accounting standards during the period in which we remain an “emerging growth company” (or we affirmatively and irrevocably opt out of the extended transition period); however, we may adopt certain new or revised accounting standards early. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

Global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability, including most recently in connection with the ongoing war between Russia and Ukraine. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any debt or equity financing more difficult, more costly, and more dilutive. Furthermore, our stock price may decline due in part to the volatility of the stock market and the general economic downturn.

Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay, scale back or discontinue the development and commercialization of [225Ac]Ac-AKY-1189 or one or more of our future product candidates or delay our pursuit of potential in-licenses or acquisitions. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not succeed or survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

Our amended and restated certificate of incorporation that will be effective upon the completion of this offering will designate the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us or our directors, officers, or employees.

Our amended and restated certificate of incorporation that will be effective immediately prior to the completion of this offering will provide that, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, any state court located within the State of Delaware, or if all such state courts lack jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom will be the sole and exclusive forum for the following types of claims or causes of action under Delaware statutory or common law: (i) any derivative claim or cause of action brought on our behalf; (ii) any claim or cause of action asserting a breach of a fiduciary duty owed by any current or former director, officer or other employee, to us or our stockholders; (iii) any claim or cause of action against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; (v) any claim or cause of action as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against us, or any of our directors, officers or other employees, that is governed by the internal affairs doctrine, or otherwise related to our internal affairs, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering states that these choice of forum provisions will not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions, which costs could be borne by investors, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Furthermore, if a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, and such costs could be borne by investors.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the completion of this offering could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

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permit our board of directors to issue shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

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provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding common stock;

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provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

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do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

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provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66 2/3% of our then-outstanding common stock.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see the section entitled “Description of capital stock.”

General risk factors

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

After the completion of this offering, as a public company, and particularly after we are no longer an emerging growth company or smaller reporting company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Securities Act, the Exchange Act, Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. The increased costs may require us to reduce costs in other areas of our business. Moreover, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy, geopolitical tensions and in the global financial markets. A severe or prolonged economic downturn or additional global financial and political crises could result in a variety of risks to our business, including weakened demand for any product candidates we develop or our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers or other third parties and create import and export issues, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

We face risks related to health epidemics, pandemics and other widespread outbreaks of contagious disease, which could significantly disrupt our operations, impact our financial results or otherwise adversely impact our business.

Significant outbreaks of contagious diseases and other adverse public health developments could have a material impact on our business operations and operating results. As a result of public health crises that may arise, we may experience disruptions that could adversely impact our operations, research and development, and as we continue developing, any preclinical studies, clinical trials and manufacturing activities we may conduct, some of which may include:

•	delays or disruptions in research programs, preclinical studies, clinical trials or IND-enabling studies that we or our collaborators may conduct;

•	interruption or delays in the operations of the FDA and comparable foreign regulatory agencies;

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interruption of, or delays in receiving and distributing, supplies of drug substance and drug product from our CMOs, to preclinical or clinical research sites or delays or disruptions in any preclinical studies or clinical trials performed by CROs;

•	limitations imposed on our business operations by local, state or federal authorities to address a pandemic or similar public health crises; and

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business disruptions caused by potential workplace, laboratory and office closures and an increased reliance on employees working from home, disruptions to or delays in ongoing laboratory experiments and operations, staffing shortages, travel limitations, and cybersecurity and data accessibility or security issues.

In addition, the trading prices for biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic and we may face similar volatility in our stock price after we complete this public offering. If we or any of the third parties with whom we engage were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, which could have a material adverse impact on our business, financial condition, our results of operations and prospects.

Our operations are vulnerable to interruption by disasters, terrorist activity, pandemics and other events beyond our control, which could harm our business.

We have not undertaken a systematic analysis of the potential consequences to our business and financial results from a major flood, power loss, terrorist activity, pandemics or other regional or global disasters and generally do not have a recovery plan for such events. In addition, we do not carry sufficient insurance to compensate us for actual losses from interruption of our business that may occur, and any losses or damages incurred by us could harm our business. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results, or financial condition. Additionally, the dramatic increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements, and damages awarded to plaintiffs.

Failure to establish and maintain effective internal control over financial reporting could adversely affect our business and if investors lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be negatively affected.

We are not currently required to comply with the rules of the Securities and Exchange Commission, or the SEC, implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. Although we will be required to disclose changes made in our internal control over financial reporting on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting until our second annual report on Form 10-K. However, as an emerging growth company and smaller reporting company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company or smaller reporting company. At such time, our independent registered public accounting firm would need to issue a report that is adverse in the event that there are material weaknesses in our internal control over financial reporting.

As a private company, we do not currently have any internal audit function. To comply with the requirements of being a public company, we have undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff or consultants. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business and failure to establish and maintain effective internal control over financial reporting could adversely affect our business and if investors lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be negatively affected.

Our disclosure controls and procedures or internal controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. Under current law, U.S. federal net operating losses, or NOLs, incurred in taxable years beginning after December 31, 2017, can be carried forward indefinitely, but the deductibility of such U.S. federal NOLs in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the federal law.

As of December 31, 2023, we had $20.3 million of U.S. federal NOLs and $8.9 million of state NOLs. Our U.S. federal NOLs can be carried forward indefinitely under current laws and the state NOLs begin to expire in 2041. Additionally, we continue to generate U.S. federal research and development, or R&D, credits, which generally may be carried forward to offset a portion of future tax liabilities, if any, subject to expiration of such credit carryforwards. Our NOL carryforwards and R&D credits are subject to review and possible adjustment by the U.S. and state tax authorities.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a cumulative change (by value) in its equity ownership by “5-percent shareholders” that is greater than 50 percentage points over a rolling three-year period, the corporation’s ability to use its pre-change NOL carryforwards, R&D credits and certain other pre-change tax attributes to offset its post-change income or taxes may be limited. This could limit the amount of NOLs, R&D credit carryforwards or other applicable tax attributes that we can utilize annually to offset future taxable income or tax liabilities. The completion of our initial public offering, together with private placements and other transactions that have occurred since our inception, may trigger such an ownership change. Subsequent ownership changes, some of which may be outside our control, and changes to the U.S. tax rules in respect of the utilization of NOLs, R&D credits and other applicable tax attributes carried forward may further affect the limitation in future years. We have not conducted any studies to determine annual limitations, if any, that could result from such ownership changes.

In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, we may be unable to use all or a material portion of our NOL carryforwards and other tax attributes, which could adversely affect our future cash flows.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified or applied adversely to us. For example, the Tax Cuts and Jobs Act, the Coronavirus Aid, Relief, and Economic Security Act, and the IRA have all made many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to such legislation may affect us, and certain aspects of such legislation could be repealed or modified in future legislation. It is also possible that future legislation could have an adverse effect on our operations, cash flows and results of operations and contribute to overall market volatility. In addition, it is uncertain if and to what extent various states will conform to recent or newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, and other adverse consequences. Our internal computer systems, or those of our third-party CROs, manufacturers, contractors or consultants, or current or future collaborators or other third parties, may fail or suffer security breaches or other unauthorized or improper access, which could result in a material disruption of our development programs or other adverse consequences.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store, handle, share, use, retain, safeguard, transmit, analyze and otherwise process large amounts of data, including, without limitation, proprietary business information, intellectual property, health information, personal information and other confidential information, or collectively, confidential information. We have also outsourced elements of our operations to third parties, and as a result we manage a number of CROs, manufacturers, third-party vendors and other contractors, consultants and collaborators who have access to such information. It is critical that we and these third parties process such confidential information in a manner to maintain the confidentiality and integrity of such information.

Despite the implementation of security measures, given the size and complexity of our internal information technology systems and those of our current and future CROs, manufacturers, third-party vendors and other contractors, consultants and collaborators, and the increasing amounts of confidential information that we and such parties maintain, such internal information technology systems are potentially vulnerable to breakdown or other damage, interruption or incident, including from service interruptions, system failures or malfunctions, information security threats, such as data breaches, damage from computer viruses, cyberattacks (such as the deployment of malware, denial-of-service attacks, ransomware attacks, supply chain attacks, and phishing and other social engineering attacks), unauthorized access, intentional or accidental actions or inaction by our employees, third-party vendors, contractors, consultants, business partners or other third parties that introduce vulnerabilities, natural disasters, terrorism, war, telecommunication and electrical failures and other compromises or disruptions.

While we have not experienced any material system failures, accidents, security breaches, intrusions or other incidents to date, if such an event were to occur, or be perceived to occur, and cause interruptions in our operations or result in any inadvertent or unauthorized disclosure of or access to personal information, protected health information, or other sensitive, confidential or proprietary information, it could compel us to comply with breach notification laws, subject us to mandatory remedial action or otherwise result in a material disruption of our programs and/or material liability and reputation harm. For example, the loss of data from preclinical studies or clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Undetected security breaches of our information technology systems could result in the theft of our proprietary chemical structures and fraudulent filing of patent claims by competitors that could limit our freedom to operate in the future. To the extent that any disruption, security breach or other incident results in a loss of or damage to our data or applications, other data or applications relating to our technology, [225Ac]Ac-AKY-1189 or future product candidates, or those of our third-party vendors and other contractors and consultants, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of [225Ac]Ac-AKY-1189 or future product candidates could be compromised or delayed. Any of the foregoing could result in significant legal and financial exposure and reputational damage that could potentially have a material adverse effect on our business, financial condition, results of operations, and prospects. We may be unable to adequately protect our information systems from cyberattacks, which could result in the disclosure of confidential or proprietary information, including personal data, damage our reputation, and subject us to significant financial and legal exposure.

We rely on information technology systems that we or our third-party service providers operate to collect, store, handle, share, use, retain, safeguard, transmit, analyze and otherwise process electronic information in our day-to-day operations. In connection with our discovery efforts, we may collect, store, handle, use or otherwise process a variety of personal information and data, such as name, mailing address, email addresses, phone number and clinical trial information. A successful cyberattack could result in the theft or destruction of intellectual property, data (such as personal information) or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by computer hackers, hostile foreign governments or agencies, industrial espionage, cyber criminals, organized crime affiliates, terrorist organizations, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering fraud, ransomware, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats or other means to threaten data security, confidentiality, integrity and availability. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information and trade secrets, financial loss and the disclosure of corporate strategic plans. Although we devote resources to protect our information systems, we realize that cyberattacks are a threat, and there can be no assurance that our efforts will prevent information security breaches that would result in business, legal, financial or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of our clinical data or patients’ personal data could result in significant liability under state (e.g., state breach notification laws), federal (e.g., HIPAA, as amended by HITECH), and international law (e.g., the EU GDPR or the UK GDPR) and may cause a material adverse impact to our reputation, affect our ability to use collected data, conduct new studies and potentially disrupt our business.

Some actors now engage and are expected to continue to engage in cyberattacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyberattacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We rely on third-party service providers and technologies to operate critical business systems to process confidential information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers, and other functions. We also rely on third-party service providers to provide other products, services, parts, or otherwise to operate our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident, breach or other interruption, including as described above, we could experience adverse consequences. Although we may have contractual protections with our service providers, any actual or perceived security breach or other incident could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our service providers may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

We may expend significant resources or modify our business activities to try to protect against security incidents. Additionally, certain data privacy and cybersecurity obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and confidential information. While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures have been or will be effective.

We rely on our CROs, manufacturers, contractors, consultants, collaborators and other third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies, breaches or other incidents. We also rely on our employees and consultants to safeguard their security credentials and follow our policies and procedures regarding use, access and protection of computers and other devices that may contain our confidential information. There can be no assurances that these measures have been or will be effective. If we or our third-party providers fail to maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to our information technology systems, we or our third-party providers could have difficulty preventing, detecting and controlling such cyberattacks or other security incidents described above which could result in losses described above, as well as disputes with physicians, patients and our partners, regulatory sanctions or penalties, increases in operating expenses, lost revenue or other adverse consequences. Any failure by such third parties to prevent or mitigate security breaches or improper access to or other unauthorized disclosure of such information could have similarly adverse consequences for us. If we are unable to prevent or mitigate the impact of such security or data privacy breaches or other incidents, we could be exposed to litigation and governmental investigations, which could lead to a potential disruption to our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and cybersecurity obligations and related practices. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and cybersecurity practices, or any event that affects our systems or third-party systems where information important to our business operations or commercial development is stored or otherwise processed, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

In addition to experiencing a security incident, third parties may gather, collect, infer or otherwise obtain confidential information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Special note regarding forward-looking statements

This prospectus, including the sections titled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business,” contains forward-looking statements that involve substantial risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. All statements other than statements of historical fact contained in this prospectus, including statements regarding our strategy, future operations, future financial position, prospects, plans, objectives of management and expected growth, are forward-looking statements. These statements are based on our current beliefs, expectations and assumptions regarding our intentions, beliefs or current expectations concerning, among other things, the future of our business, future plans and strategies, our operational results and other future conditions. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future, although not all forward-looking statements contain these identifying words. These forward-looking statements include, without limitation, statements about the following:

•

the timing, scope, progress and results of our research and development programs, preclinical studies, clinical trials, investigational new drug or biological license applications, and other regulatory submissions;

•

the timing of, and costs involved in, obtaining and maintaining regulatory approval of [225Ac]Ac-AKY-1189 urothelial cancer, or UC, and other Nectin-4 expressing tumors, our other product candidates, or any future product candidates that we may identify or develop;

•	our ability to obtain an adequate supply at reasonable costs of 225Ac or any other radioisotope we may incorporate into our drug candidates;

•

our ability to address the fulfillment and logistical challenges posed by the time-limited stabilization of [225Ac]Ac-AKY-1189 for UC and other Nectin-4 expressing tumors or any future product candidate we develop;

•

our ability to obtain funding for our operations necessary to complete the clinical trials for [225Ac]Ac-AKY-1189 for Nectin-4 expressing tumors, our other product candidates, or any future product candidates;

•	our ability to identify patients with the diseases treated by our product candidates, and to enroll patients in trials;

•	our expectations regarding the size of the patient populations, market acceptance and opportunity for and clinical utility of our product candidates, if approved for commercial use;

•	our ability to advance our miniprotein radioconjugate platform;

•

our ability to maintain existing, and establish new, strategic collaborations, licensing or other arrangements, including our ability to comply with our financial obligations pursuant to the terms of such agreements;

•	the timing and likelihood of the achievement of milestones pursuant to our existing collaboration and licensing agreements;

•	our ability to identify and develop product candidates for treatment of additional indications;

•	our commercialization, marketing and manufacturing capabilities and strategy, including the timing and costs of constructing our own current Good Manufacturing Practices facility;

•	the performance of our third-party service providers, including our suppliers and manufacturers;

•	the rate and degree of market acceptance and clinical utility for, [225Ac]Ac-AKY-1189 for UC and any other Nectin-4 expressing tumors, and any other product candidates we may develop;

•	the effects of competition with respect to [225Ac]Ac-AKY-1189 or any of our future product candidates, as well as innovations by current and future competitors in our industry;

•	the implementation of our strategic plans for our business, any product candidates we may develop;

•	our estimates regarding the market opportunities for our drug candidates.

•	our intellectual property position, including the scope of protection we are able to establish, maintain, defend, protect and enforce for intellectual property rights covering our product candidates;

•	our ability to attract and retain key scientific or management personnel;

•	regulatory and legal developments in the United States and foreign countries;

•	our expectations regarding the period during which we qualify as an emerging growth company and smaller reporting Company under the Jumpstart Our Business Startups Act of 2012, as amended;

•

business disruptions affecting the initiation, patient enrollment, development and operation of our clinical trials, including a public health emergency, such as the recent global COVID-19 pandemic, our anticipated use of the proceeds from this offering;

•	the accuracy of our estimates regarding future expenses, future revenue, capital requirements and need for additional financing; and

•	our financial performance and our ability to effectively manage our anticipated growth.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, whether as a result of new information, future events or otherwise. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should carefully read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Market and industry data

Unless otherwise indicated, market and industry data contained in this prospectus, including potential market opportunities, is based on our management’s estimates and research, as well as industry and general publications and research and studies conducted by third parties. Although we believe that the information from these third-party publications, research and studies included in this prospectus is reliable, and we are responsible for the accuracy of such information, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations and the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk factors” and “Special note regarding forward-looking statements.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Use of proceeds

We estimate that the net proceeds to us from the issuance and sale of    shares of our common stock in this offering will be approximately $    million (or approximately $    million if the underwriters exercise their option to purchase     additional shares in full), assuming an initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease the net proceeds to us from this offering by $    million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming the assumed initial public offering price stays the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

As of September 30, 2024, we had cash, cash equivalents and marketable securities of $312.4 million. We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, as follows:

•	approximately $ million to advance [225Ac]Ac-AKY-1189 to ;

•	approximately $ million to advance [225Ac]Ac-AKY-2519 to ; and

•	the remainder for working capital and other general corporate purposes, including the additional costs associated with being a public company.

We may also use a portion of the net proceeds from this offering to in-license, acquire or invest in products, technologies, or businesses, although we have no current agreements, commitments or understandings to do so. The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our preclinical development efforts, our operating costs and other factors described under “Risk factors” in this prospectus.

Based on our current operating plan, we believe that the anticipated net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities as of September 30, 2024, will be sufficient to fund our operating expenses and capital expenditure requirements for    from the date of this prospectus, although there can be no assurance in that regard. This estimate and our expectation regarding the sufficiency of the net proceeds from this offering are based on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. We do not expect that the anticipated net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.

This anticipated use of net proceeds from this offering and our existing cash, cash equivalents and marketable securities represents our current intentions based upon our present plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical and preclinical trials, the timing and outcome of any regulatory submissions, as well as any collaborations that we may enter into with third parties for the development of product candidates and any unforeseen cash needs.

Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business, and we may find it necessary or advisable to use the net proceeds from this offering for other purposes. Pending their use, we plan to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

Dividend policy

We have never declared or paid, and do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant. Investors should not purchase our common stock with the expectation of receiving cash dividends.

Capitalization

The following table sets forth our cash, cash equivalents and marketable securities, excluding restricted cash, and our total capitalization as of September 30, 2024 (unaudited, in thousands, except share and per share amounts):

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the automatic conversion of all of the outstanding shares of our redeemable convertible preferred stock as of September 30, 2024 into an aggregate of 129,567,500 shares of our common stock immediately prior to the closing of this offering, and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, or Restated Charter, which will be effective immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect our issuance and sale of      shares of common stock in this offering at an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting fees and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information is illustrative only and our capitalization following the completion of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table in conjunction with our financial statements and the related notes appearing at the end of this prospectus, the section of this prospectus titled “Management’s discussion and analysis of financial condition and results of operations” and other financial information contained in this prospectus.

	As of September 30, 2024 (unaudited)
(in thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted(1)
Cash, cash equivalents and marketable securities	$312,414	$312,414	$

Redeemable convertible preferred stock, $0.0001 par value; 129,567,500 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding pro forma and pro forma as adjusted	333,424	—

Stockholders’ (deficit) equity:

Redeemable convertible preferred stock, no par value; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—

Common stock, $0.0001 par value; 155,000,000 shares authorized, 2,831,249 shares issued and 2,815,624 shares outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	13

Additional paid-in capital	3,785	337,196

Accumulated other comprehensive income	208	208

Accumulated (deficit) equity	(80,777)	(80,777)

Total stockholders’ (deficit) equity	(76,784)	256,640

Total capitalization	$256,640	$256,640	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 shares in the number of shares offered by us at the assumed initial public offering price per share of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase     additional shares in full, our pro forma as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization as of September 30, 2024 would be $    million, $    million, $    million and $    million, respectively.

The number of shares of our common stock to be outstanding immediately following the completion of this offering is based on 132,383,124 shares of our common stock outstanding as of September 30, 2024, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 129,567,500 shares of our common stock immediately prior to the completion of this offering. The number of shares of our common stock to be outstanding after this offering excludes:

•

14,384,193 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2024 pursuant to our 2020 Equity Incentive Plan, or the 2020 Plan, with a weighted-average exercise price of $0.84 per share;

•	15,625 shares of our common stock issuable upon the vesting of restricted stock units outstanding as of September 30, 2024;

•

7,999,411 shares of our common stock reserved for future issuance under the 2020 Plan as of September 30, 2024, which shares will cease to be available for issuance at the time our 2025 Equity Incentive Plan, or the 2025 Plan, becomes effective in connection with this offering;

•

    shares of our common stock reserved for future issuance under the 2025 Plan, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2025 Plan; and

•

    shares of our common stock reserved for future issuance under our 2025 Employee Stock Purchase Plan, or the ESPP, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

Dilution

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of September 30, 2024, we had a historical net tangible book deficit of $77.8 million, or $27.65 per share of common stock. Our historical net tangible book deficit per share represents total tangible assets less total liabilities and redeemable convertible preferred stock, divided by the number of shares of our common stock outstanding as of September 30, 2024.

Our pro forma net tangible book value as of September 30, 2024 was $255.6 million, or $1.93 per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the automatic conversion of all of the outstanding shares of our redeemable convertible preferred stock into an aggregate of 129,567,500 shares of our common stock immediately prior to the closing of this offering, as if such conversions had occurred on September 30, 2024. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of September 30, 2024, after giving effect to the pro forma adjustments described above.

After giving further effect to our issuance and sale of      shares of common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2024 would have been $     million, or $     per share. This amount represents an immediate increase in pro forma net tangible book value of $     per share to our existing stockholders and immediate dilution of $     per share to new investors participating in this offering.

We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of September 30, 2024	$(27.65)
Pro forma increase in net tangible book value (deficit) per share attributable to the pro forma transactions described above	29.58

Pro forma net tangible book value per share as of September 30, 2024	1.93
Increase in pro forma as adjusted net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value by approximately $    million, or approximately $     per share, and increase

or decrease, as applicable, the dilution per share to investors participating in this offering by approximately $    , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares we are offering would increase the pro forma as adjusted net tangible book value per share after this offering by $    and decrease the dilution per share to new investors participating in this offering by $    , assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares we are offering would decrease the pro forma as adjusted net tangible book value per share after this offering by $    and increase the dilution per share to new investors participating in this offering by $    , assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value after this offering would be $     per share, the increase in pro forma net tangible book value would be $     per share and the dilution to new investors would be $     per share, in each case assuming an initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, on a pro forma as adjusted basis as of September 30, 2024, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Total shares		Total consideration			Weighted average price per share
	Number	Percent	Amount		Percent
Existing stockholders before this offering	132,383,124	%		$346,256,912	%	$2.62
New investors participating in this offering		%	$		%

Total		100%	$		100%

The table above assumes no exercise by the underwriters of their option to purchase additional shares of our common stock in this offering. If the underwriters were to exercise in full their option to purchase      additional shares from us, the number of shares of common stock held by existing stockholders would be reduced to     % of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by new investors participating in this offering will be increased to     % of the total number of shares of our common stock to be outstanding upon completion of the offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Similarly, each increase or decrease of 1,000,000 in the number of shares offered by us would increase or decrease, as applicable, total consideration

paid by new investors by approximately $     million, assuming no change in the assumed initial public offering price.

The foregoing tables and calculations (other than historical net tangible book value) are based on the number of shares of our common stock outstanding as of September 30, 2024, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 129,567,500 shares of our common stock immediately prior to the completion of this offering. The number of shares of our common stock to be outstanding after this offering excludes:

•

14,384,193 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2024 pursuant to our 2020 Equity Incentive Plan, or the 2020 Plan, with a weighted-average exercise price of $0.84 per share;

•	15,625 shares of our common stock issuable upon the vesting of restricted stock units, or RSUs, outstanding as of September 30, 2024;

•

7,999,411 shares of our common stock reserved for future issuance under the 2020 Plan as of September 30, 2024, which shares will cease to be available for issuance at the time our 2025 Equity Incentive Plan, or the 2025 Plan becomes effective in connection with this offering;

•

    shares of our common stock reserved for future issuance under the 2025 Plan, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2025 Plan; and

•

    shares of our common stock reserved for future issuance under our 2025 Employee Stock Purchase Plan, or the ESPP, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

To the extent that stock options are exercised, RSUs vest, new stock options or other equity awards are issued under our equity incentive plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Special note regarding forward-looking statements.” As a result of many factors, including those factors set forth in the “Risk factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are an oncology company focused on unlocking the breakthrough potential of targeted radiopharmaceuticals for large patient populations not addressed by existing platform technologies. The field of targeted radiopharmaceuticals is currently led by two marketed products that illustrated transformative survival outcomes and quality of life benefits can be conferred by delivering radioisotopes to solid tumors. These leading products, which target prostate specific membrane antigen or somatostatin-2 receptor, are each currently approved in only one indication, but in those indications, have seen considerable commercial uptake and have become fundamental pillars of cancer treatment. Despite these advances, we believe that the field of radiopharmaceuticals is still in its infancy, with many emerging companies still primarily focused on these same two targets. In contrast, we see a significant opportunity to broaden the cancer patient populations benefiting from targeted radiopharmaceuticals by developing next-generation technologies that expand the scope of tumor targets for which it is possible to safely deliver a powerful payload of an alpha-emitting radioisotope. To ensure patient demand is reliably met, we are also establishing efficient end-to-end supply, with a combination of critical internal capabilities paired with experienced external vendors. Through these efforts, we seek to maximize clinical utility across multiple indications in multiple tumor types, and to expand the commercial uptake of radiopharmaceuticals beyond the traditional nuclear medicine setting and in the more expansive clinical oncology setting.

Since our inception in August 2020, we have devoted substantially all of our resources to developing our miniprotein radioconjugate platform, identifying and developing our product candidates and programs, establishing and protecting our intellectual property, conducting research and development activities, building our supply chain and manufacturing capabilities, organizing and staffing our company, raising capital and providing general and administrative support for these operations. We do not have any products approved for commercial sale and have not generated any revenues from product sales. We have funded our operations primarily with proceeds from the issuance and sale of our redeemable convertible preferred stock and upfront payments from a Research and Collaboration Agreement, the Collaboration Agreement, with Eli Lilly and Company, or Eli Lilly, and have received aggregate net proceeds of $345.5 million from the sale of our redeemable convertible preferred stock and $60.0 million in upfront payments upon entering into the Collaboration Agreement.

We have incurred significant operating losses and negative cash flows from operations in every year since inception and we expect to continue to incur substantial losses for the foreseeable future. Our ability to generate revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our product candidates. As of September 30, 2024, we had an accumulated deficit of $80.8 million and our net losses were $31.9 million and $20.2 million for the nine months ended September 30, 2024 and 2023, respectively and $28.6 million and $17.9 million for the years ended December 31, 2023 and 2022, respectively. We expect our expenses and operating losses will increase substantially as we:

•	advance our lead product candidate, [225Ac]Ac-AKY-1189 for Nectin-4 expressing tumors, into and through clinical trials;

•	continue investigational new drug, or IND,-enabling preclinical studies for our other programs;

•	continue to advance our miniprotein radioconjugate platform;

•	acquire or in-license other product candidates, targeting molecules and technologies;

•	conduct preclinical studies and clinical trials for our other product candidates;

•	seek to identify additional product candidates;

•	continue to utilize third-parties to manufacture our lead product candidate;

•	scale up our supply of 225Ac and other radioisotopes;

•	continue to expand manufacturing capabilities through additional in-house facilities and expertise, as well as additional third party contractors to enable global commercial scale;

•	seek regulatory approval of product candidates that successfully complete clinical development;

•	expand our operational, financial, and management systems and increase personnel, including personnel to support our preclinical and clinical development, manufacturing, and commercialization efforts;

•	obtain, expand, maintain, defend and enforce our intellectual property portfolio;

•

contract with manufacturing sources for preclinical and clinical development of any future product candidates we may develop and commercial supply with respect to any such product candidates that receive regulatory approval;

•	undertake pre-commercial activities to enhance commercialization prospects for any current or future product candidates that may obtain regulatory approval;

•	ultimately establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval; and

•

add operational, legal, compliance, financial and management information systems and personnel to support our research, product development and future commercialization efforts, as well as to support our operations as a public company.

In addition, we have several clinical development, regulatory, and commercial milestones, as well as royalty payment obligations under our licensing arrangements. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our ongoing and planned clinical trials and our expenditures on other research and development activities.

We do not have any products approved for sale and have not generated any revenue from product sales. We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for our current and any future product candidates, which we expect will take a number of years or may never occur. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings or other capital sources, including collaborations, licenses or other strategic arrangements. See “—Liquidity and capital resources.” We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates, or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Due to the numerous risks and uncertainties associated with the development of radiopharmaceutical candidates, we are unable to accurately predict the timing or amount of increased expenses or the timing of when, or if, we will be able to achieve or maintain profitability. Even if we generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of September 30, 2024, we had cash and cash equivalents and marketable securities of $312.4 million. Based upon our current operating plans, we believe that the estimated net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will be sufficient to fund our operations through    . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See the sections titled “—Liquidity and capital resources” and “Risk factors” included elsewhere in this prospectus.

License and collaboration agreements

We may incur contingent regulatory and development milestones, commercial milestones and royalty payments that we are required to make under our license and collaboration agreements, in which the amounts to be paid by us are not fixed or determinable at this time. For a more detailed description of these agreements, see the section titled “Business—License and collaboration agreements” and Note 11 to the audited consolidated financial statements appearing elsewhere in this prospectus.

Blaze Bioscience license agreement

On July 22, 2021, we entered into a Discovery, License and Option Agreement, or the Blaze Agreement, as amended on March 3, 2022, May 20, 2022 and December 19, 2022, with Blaze Bioscience Inc., or Blaze, pursuant to which we granted to each other certain exclusive and non-exclusive licenses and an option to license Blaze’s platform technology to use in conducting certain research and development activities. We made a one-time upfront cash payment of $1.8 million to Blaze, as partial consideration for the rights and licenses granted to us under the Blaze Agreement. We paid an additional one-time payment of $0.2 million in connection with the December 19, 2022 amendment. The Blaze Agreement required us to make specified non-refundable, non-creditable milestone payments of up to $0.7 million per collaboration target as well as royalty payments on a product-by-product basis until the later of (a) the date of expiration of the last-to-expire valid claim covering such collaboration target, or (b) ten years following the date of the first commercial sale of such collaboration target. None of the milestones had been achieved prior to termination.

Upon execution of the Blaze Agreement, we also issued Blaze a warrant, the Preferred Stock Warrant, to purchase 2,000,000 shares of partner preferred stock, the Partner Preferred Stock, as a partial consideration for the rights granted by Blaze to us. The Preferred Stock Warrant represents an additional upfront payment and the initial fair value of the Preferred Stock Warrant was $0.6 million. See Note 3 to the audited consolidated financial statements appearing elsewhere in this prospectus. In connection with the amendment on May 20, 2022, we replaced the original terms of the Preferred Stock Warrant with revised vesting criteria, related to the achievement of development and regulatory milestones. On December 31, 2023 and 2022, 250,000 shares of the Preferred Stock Warrant were vested.

In March 2024, we notified Blaze of our decision to terminate the Blaze Agreement and Blaze exercised the Preferred Stock Warrant for 250,000 Partner Preferred Stock upon payment of nominal consideration. The remaining unvested Preferred Stock Warrant was cancelled upon the notice of termination.

Institute for Protein Innovation, Inc. license agreement

On November 1, 2021, we entered into an exclusive license agreement, the IPI Agreement, with the Institute for Protein Innovation, Inc., or IPI, pursuant to which IPI granted us an exclusive, worldwide license, with the right to sublicense (subject to certain conditions), under certain of IPI’s patents and know-how related to certain binder proteins, targeting up to 14 target proteins, including Nectin-4, to research, develop, make, have made, and commercialize certain products. We made an initial upfront payment of $0.2 million and will make annual payments of less than $0.1 million on each anniversary up to the date of the first commercial sale of the first licensed product in order to retain the licenses, pursuant to which we have paid an aggregate of $0.1 million through December 31, 2023. The IPI Agreement requires us to pay up to an aggregate of $24.0 million upon achievement of certain regulatory and development milestones. In addition, if we successfully commercialize a licensed product under the IPI Agreement, we are required to pay low single-digit royalties on net sales on a product-by-product and country-by-country basis, subject to specified reductions, until the later of (a) the expiration of the last to expire valid claim covering the manufacture, use or sale of such licensed product in such country or (b) ten years after the first licensed product sale in such country. The royalties are subject to specified and capped reductions for payments owed to third parties for additional rights necessary to commercialize licensed products and will terminate upon the last to expire royalty term. As of September 30, 2024, none of such milestones have been achieved. For further details see the sections titled “Business—License and collaboration agreements” included elsewhere in this prospectus.

TRIUMF license agreement

On July 21, 2022, we and TRIUMF Inc., a Canadian non-profit, or TRIUMF, TRIUMF Innovations, Inc., a Canadian non-profit, the University of British Columbia, and BC Cancer, a provincial health services authority, entered into a License Agreement, the TRIUMF License. Pursuant to the TRIUMF License, TRIUMF, the University of British Columbia and BC Cancer, or the Licensors, granted us a non-exclusive, worldwide license, with the right to sublicense (subject to certain conditions), under certain patents and know-how related to the Licensors’ chelator technology to make, use, sell, offer for sale, import, and export certain radiopharmaceutical products for the diagnosis, treatment, amelioration, and prevention of human diseases and conditions. None of our product candidates currently incorporate, or rely on, the licensed patents and know-how from the TRIUMF License.

We paid an initial license fee of $0.1 million upon execution of the TRIUMF License. The TRIUMF License requires us to pay up to an aggregate of $2.0 million upon achievement of certain regulatory and development milestones. We are also obligated to pay low single digit royalties on net sales of licensed products, on a product-by-product basis. For licensed products not covered by a valid claim of a licensed patent, our royalty obligation terminates on the tenth anniversary of the first commercial use of such licensed product in each country. As of September 30, 2024, none of such milestones have been achieved. For further details see the sections titled “Business—License and collaboration agreements” included elsewhere in this prospectus.

University of Minnesota license agreement

On March 3, 2023, we entered into an exclusive license agreement, the Minnesota License, with Regents of the University of Minnesota, or the University of Minnesota, under which we have licensed certain rights to the licensed patents of a known target-binding miniprotein, the Licensed Patents, for commercialization. We made an initial payment of $0.1 million and shall pay a yearly license fee of less than $0.1 million throughout the term of the Minnesota License, pursuant to which we have paid an aggregate of $0.3 million. We shall make the non-refundable, non-creditable performance milestone payments to the University of Minnesota up to an aggregate of $14.7 million upon achievement of certain regulatory and development milestones, subject to specified reductions upon regulatory approvals of the first therapeutic licensed product, and up to an aggregate of $35.0 million upon achievement of certain commercial milestones. In the event we are not developing a therapeutic licensed product and are only developing a diagnostic licensed product, we will be required to pay up to an aggregate of $1.5 million upon specified regulatory approvals for up to three diagnostic licensed products. In addition, we will make running royalty payments on a product-by-product basis based on a low single digit percentage of net sales as set forth in the Minnesota License, until the expiration of the Minnesota License, which is when there is no longer a valid claim covering a licensed product, unless earlier terminated. As of September 30, 2024, none of such milestones have been achieved. None of our product candidates currently incorporate, or rely on, the patents and know-how from the Minnesota License. For further details see the sections titled “Business—License and collaboration agreements” included elsewhere in this prospectus.

Eli Lilly and Company research and collaboration agreement

In May 2024, we entered into the Collaboration Agreement with Eli Lilly to generate anticancer radiopharmaceuticals using our novel miniprotein technology platform. Pursuant to the Collaboration Agreement, we granted Eli Lilly an exclusive (even as to us and our affiliates), royalty-bearing, worldwide license, with the right to sublicense, to certain of our patents and other intellectual property rights to exploit certain compounds and therapeutic or diagnostic products that contain such compounds solely as products that contain a radioactive isotope. We also granted Eli Lilly a non-exclusive, royalty-bearing, worldwide license, with the right to sublicense, to the intellectual property necessary or useful to exploit the licensed compounds and licensed products solely as products that contain a radioactive isotope and a non-exclusive, fully paid-up license, with the right to sublicense, to exploit certain other intellectual property developed under the Collaboration Agreement for any and all purposes (subject to certain limitations). In addition, we and Eli Lilly agreed to negotiate in good faith to enter into a separate agreement in the event the parties agree that the clinical development of a licensed compound requires, or would be benefited by, a license to one of our other compounds. Eli Lilly may, at any time in its sole discretion and without cause, terminate the Collaboration Agreement on a collaboration target-by-collaboration target or region-by-region basis (or any combination thereof) upon 60 days’ prior written notice to us.

Under the Collaboration Agreement, Eli Lilly may designate a specified number of initial collaboration targets, with the right to substitute other targets. We will be responsible for research activities through initial human imaging studies for lead candidate for each selected target, and Eli Lilly will thereafter be responsible for regulatory filings, clinical development and commercialization activities worldwide. Our development costs are capped, on a research plan-by-research plan basis. Eli Lilly will reimburse our reasonable out-of-pocket costs and full-time equivalent costs incurred in excess of the cap.

Eli Lilly paid us an upfront license fee of $60.0 million as a nonrefundable cash payment upon execution of the Collaboration Agreement. The Collaboration Agreement requires Eli Lilly to pay up to an aggregate of $525.0 million upon achievement of certain research development, regulatory and commercial launch milestones and up to an aggregate of $630.0 million upon achievement of certain sales milestones. In addition, if Eli Lilly successfully commercializes a therapeutic or diagnostic product under the Collaboration Agreement, Eli Lilly is required, unless earlier terminated, to pay us tiered royalties of up to 10% based on annual net sales, on a product-by-product and country-by-country basis, subject to specified reductions, until the later of the expiration of licensed patent rights in a country, expiration of regulatory exclusivity, or ten years after the first product sale in such country. The Collaboration Agreement requires Eli Lilly to use commercially reasonable efforts to develop and commercialize a licensed product from a research program in certain markets and through satisfaction of certain criteria. For further details see the sections titled “Business—License and collaboration agreements” included elsewhere in this prospectus.

Other collaboration and license agreements

From time to time, we enter into various research and out-licensing agreements with both U.S.-based and international companies. These agreements generally grant a non-exclusive license to our technology in exchange for an upfront fee as well as future milestone payments. We have also complemented our internal discovery efforts with several in-licensing opportunities in order to advance and obtain technologies and services related to the business. See “—Contractual obligations and commitments.”

Components of results of operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the near future, if ever. Substantially all of our revenue to date has been derived from the work performed under the Collaboration Agreement.

If our development efforts for our current or future product candidates are successful and result in regulatory approval or if we enter into additional license or collaboration agreements with third parties, we may generate revenue in the future from product sales, payments from such license or collaboration agreements, or any combination thereof. We cannot predict if, when or to what extent we will generate revenue as we may never succeed in obtaining regulatory approval for any of our product candidates. If we fail to complete preclinical and clinical development of our current or future product candidates or fail to obtain regulatory approval for any that successfully complete clinical trials, our ability to generate future revenues, and our results of operations and financial position would be adversely affected.

Operating expenses

Research and development expenses

Research and development expenses consist primarily of employee-related costs and other internal and external costs associated with our discovery and development efforts and the preclinical development of our current and future product candidates. In particular, our research and development expenses include:

•	employee-related costs, including salaries, bonuses, benefits and stock-based compensation for employees engaged in research and development functions;

•	the costs to acquire in-process research and development with no alternative future use acquired in an asset acquisition;

•

external expenses, including expenses incurred under arrangements with third parties, such as contract research organizations, or CROs, contract development and manufacturing organizations, or CDMOs, consultants and our scientific advisors;

•	the cost of manufacturing our product candidates, including costs for laboratory supplies, research materials and reagents;

•	license and collaboration fees, including any milestone-based payments;

•	facility costs, depreciation and other expenses, which include direct and allocated expenses; and

•	the cost of obtaining and maintaining patent and trade secret protection for our product candidates.

We track direct external research and development expenses by stage of program, clinical or preclinical. We expect to report external research and development expenses for each indication applicable to a clinical drug candidate following acceptance of an investigational new drug, or IND, application for the particular indication. Our internal research and development expenses are deployed across multiple programs and, as such, are not separately tracked. Significant judgments and estimates are made in determining the accrued, or prepaid expense balances at the end of any reporting period.

Research and development activities are central to our business model. We expect that our research and development expenses will continue to increase for the foreseeable future as we advance our product candidates into and through clinical development and as we continue to develop additional product candidates. We expect to fund our research and development expenses from our current cash, cash equivalents, investments in marketable securities, and a combination of public and private equity offerings, debt financings, or other sources of capital, which may include additional collaborations with other companies, marketing, distribution, or licensing arrangements with third parties, or other similar arrangements.

General and administrative expenses

General and administrative expenses consist primarily of employee-related costs, including salaries, bonuses, benefits, and stock-based compensation expenses for personnel in executive, finance, accounting, human resources, and other administrative functions. General and administrative expenses also include professional and consulting expenses, including legal fees relating to patent, intellectual property, and corporate matters, professional fees for accounting, audit, and consulting services, and facility and depreciation expenses, including expenses for rent, insurance expenses, and other operating costs not included in research and development. We recognize general and administrative expenses in the periods in which they are incurred.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our expansion of the business. We also anticipate that we will incur significantly increased accounting, audit, legal, regulatory, compliance, and director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company.

Other income (expense)

Interest income

Interest income consists primarily of interest earned and the amortization or accretion of discount or premiums on our cash equivalents and investments in marketable securities on investments classified as available-for-sale.

Income taxes

Since our inception, we have not recorded any income tax benefits or expense for the net losses we have incurred in each period or for our earned research and development tax credits, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss carryforwards and tax credits will not be realized. As of December 31, 2023, we had net operating loss carryforwards, or NOLs, for federal and state income tax purposes of $20.3 million and $8.9 million, respectively. The federal NOLs are not subject to expiration and the state NOLs begin to expire in 2041. These loss carryforwards are available to reduce future federal taxable income, if any.

Results of operations

Comparison of the nine months ended September 30, 2024 and 2023

The following table summarizes our results of operations (in thousands):

	Nine Months Ended September 30,
	2024	2023	Change

Revenue:
Collaboration revenue	$554	$—	554

Total revenue	554	—	554

Operating expenses:
Research and development	28,348	18,472	9,876
General and administrative	8,621	6,314	2,307

Total operating expenses	36,969	24,786	12,183

Loss from operations	(36,415)	(24,786)	(11,629)
Total other income, net	4,491	4,559	(68)

Net loss	$(31,924)	$(20,227)	$(11,697)

Revenue

Collaboration revenue was $0.6 million for the nine months ended September 30, 2024, and was derived from our Collaboration Agreement with Eli Lilly which was entered into in May of 2024. There was no collaboration revenue for the nine months ended September 30, 2023.

Research and development expenses

The following table summarizes our research and development expenses (in thousands):

	Nine Months Ended September 30,
	2024	2023	Change

Direct research and development expenses by program:
Discovery and development	$11,025	$5,435	$5,590

Unallocated research and development expenses:
Employee-related (including stock-based compensation)	9,769	6,414	3,355
Facility, lab and depreciation	6,516	5,751	765
Other R&D related costs	1,038	872	166

Total research and development expenses	$28,348	$18,472	$9,876

Research and development expenses increased by approximately $9.9 million to $28.3 million for the nine months ended September 30, 2024 from $18.5 million for the nine months ended September 30, 2023. The increase in research and development expenses were primarily due to:

•

$5.6 million increase in discovery and development costs relating to direct external research as we continue to identify and development product candidates through expanded investment in sponsored research agreements;

•	$3.4 million increase in unallocated research and development expenses, pertaining to employee-related costs driven by an increased headcount;

•	$0.7 million increase in facility, lab and depreciation costs primarily related to our leases (see “—Contractual obligations and commitments”); and

•	$0.2 million increase in other research and development costs related to professional and consulting expenses.

General and administrative expenses

The following table summarizes our general and administrative expenses (in thousands):

	Nine Months Ended September 30,
	2024	2023	Change
Employee-related expenses (including stock-based compensation)	$3,872	$3,522	$350
Professional and consulting expenses	3,494	1,899	1,595
Facility and depreciation	1,255	893	362

Total general and administrative expenses	$8,621	$6,314	$2,307

General and administrative expenses increased by $2.3 million to $8.6 million for the nine months ended September 30, 2024, from $6.3 million for the nine months ended September 30, 2023. The increase in general and administrative expenses were primarily due to:

•	$0.3 million increase in employee-related expenses driven by an increase in headcount;

•	$1.6 million increase in professional and consulting expenses driven by an increase in accounting and legal fees; and

•	$0.4 million increase related to facility and depreciation expenses primarily related to our leases (see “—Contractual obligations and commitments”).

Other income, net

Other income, net decreased by $0.1 million to approximately $4.5 million for the nine months ended September 30, 2024, from $4.6 million for the nine months ended September 30, 2023. This was primarily driven by a $0.1 million increase driven by the amortization of marketable securities and a $0.4 million increase in interest income, offset against a decrease of $0.6 million for gain on warrant fair value in the nine months ended September 30, 2023.

Comparison of the years ended December 31, 2023 and 2022

The following table summarizes our results of operations (in thousands):

	Year ended December 31,		Change
	2023	2022

Operating expenses:
Research and development	$25,919	$14,302	$11,617
General and administrative	8,875	5,462	3,413

Total operating expenses	34,794	19,764	15,030

Loss from operations	(34,794)	(19,764)	(15,030)
Total other income, net	6,153	1,835	4,318

Net loss	$(28,641)	$(17,929)	$(10,712)

Research and development expenses

The following table summarizes our research and development expenses (in thousands):

	Year ended December 31,		Change
	2023	2022

Direct external research and development expenses by program:
Discovery and development	$8,346	$3,899	$4,447

Unallocated research and development expenses:
Employee-related (including stock-based compensation)	8,640	6,330	2,310
Facility, lab and depreciation	7,728	3,650	4,078
Other R&D related costs	1,205	423	782

Total research and development expenses	$25,919	$14,302	$11,617

Research and development expenses increased by $11.6 million to $25.9 million for the year ended December 31, 2023 from $14.3 million for the year ended December 31, 2022. The increase in research and development expenses were primarily due to:

•

$4.4 million relating to direct external research increase in discovery and development costs as we continue to identify and development product candidates through expanded investment in sponsored research agreements;

•	$2.3 million increase in unallocated research and development expenses, pertaining to employee-related costs driven by an increased headcount;

•

$4.1 million increase in facility, lab and depreciation costs primarily related to the DryDock Lease which commenced in 2023 and SmartLabs sublease which commenced in June 2022 (see “—Contractual obligations and commitments”); and

•	$0.8 million increase in other research and development costs related to professional and consulting expenses.

General and administrative expenses

The following table summarizes our general and administrative expenses (in thousands):

	Year ended December 31,		Change
	2023	2022
Employee-related expenses (including stock-based compensation)	$4,762	$2,929	$1,833
Professional and consulting expenses	2,917	2,177	740
Facility and depreciation	1,196	356	840

Total general and administrative expenses	$8,875	$5,462	$3,413

General and administrative expenses increased by $3.4 million to $8.9 million for the year ended December 31, 2023, from $5.5 million for the year ended December 31, 2022. The increase in general and administrative expenses were primarily due to:

•	$1.8 million increase in employee-related expenses driven by an increase in headcount;

•	$0.7 million increase in professional and consulting expenses driven by an increase in accounting and legal fees; and

•

$0.8 million increase related to facility and depreciation expenses primarily related to the DryDock Lease which commenced in 2023 and SmartLabs sublease which commenced in June 2022 (see “—Contractual obligations and commitments”).

Other income, net

Other income, net increased by $4.3 million to approximately $6.1 million for the year ended December 31, 2023, from $1.8 million for the year ended December 31, 2022. This was primarily driven by a $3.4 million increase driven by the amortization of marketable securities, a $0.3 million increase in interest income and the change in fair value of the Preferred Stock Warrant Liability of $0.6 million.

Liquidity and capital resources

Sources of liquidity

Since our inception, we have incurred significant operating losses. We have not generated any revenue from product sales and we do not expect to generate revenue from sales of products in the near term, if at all. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates into and through clinical development and as we continue to develop additional product candidates. As such, we expect our research and development and general and administrative costs will continue to increase significantly, including the costs associated with operating as a public company following the completion of this offering. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity or debt financings or strategic agreements. Our net loss totaled $31.9 million for the nine months ended September 30, 2024 and $28.6 million for the year ended December 31, 2023. As of September 30, 2024, we had an accumulated deficit of $80.8 million.

To date, we have funded our operations primarily with proceeds from the issuance and sale of our redeemable convertible preferred stock and the Collaboration Agreement with Eli Lilly. To date, we have raised an aggregate net proceeds of $345.5 million through the sale and issuance of our redeemable convertible preferred stock and $60.0 million in upfront payments from into the Collaboration Agreement with Eli Lilly. As of September 30, 2024, we had cash, cash equivalents and investments in marketable securities of

$312.4 million. We believe we will meet our cash requirements for at least the next 12 months from the filing date of this prospectus.

Cash flows

The following table sets forth a summary of the net cash flow activity (in thousands):

	Nine Months Ended September 30,		Year ended December 31,
	2024	2023	2023	2022
Net cash provided by (used in) operating activities	$27,561	$(22,701)	$(30,004)	$(18,125)
Net cash used in investing activities	(17,518)	(83,735)	(68,828)	(2,307)
Net cash provided by financing activities	185,088	—	—	119,984

Net increase (decrease) in cash, cash equivalents and restricted cash	$195,131	(106,436)	$(98,832)	$99,552

Operating activities

For the nine months ended September 30, 2024, net cash provided by operating activities was $27.6 million primarily driven by the upfront payment received in connection with the Collaboration Agreement and spending on our preclinical studies and sponsored research activities related to discovery and development, office and lab facility leases and general administrative activities, as well as personnel-related expenses including salaries, bonuses and other compensatory benefits. Net cash provided by operating activities resulted primarily from deferred revenue in connection with the Collaboration Agreement of $59.4 million, offset by our net loss of $31.9 million, and $0.1 million of non-cash charges related to stock-based compensation, depreciation, accretion of investment discounts.

For the nine months ended September 30, 2023, net cash used in operating activities was $22.7 million primarily driven by spending on our preclinical studies and sponsored research activities related to discovery and development, office and lab facility leases and general administrative activities, as well as personnel-related expenses including salaries, bonuses and other compensatory benefits. Net cash used in operating activities resulted primarily from our net loss of $20.2 million, changes in operating assets and liabilities of $1.5 million, and $1.0 million of non-cash charges related to stock-based compensation, depreciation, accretion of investment discounts, and change in the fair value of the Preferred Stock Warrant Liability.

For the year ended December 31, 2023, net cash used in operating activities was $30.0 million primarily driven by spending on our preclinical studies and sponsored research activities related to discovery and development, office and lab facility leases and general administrative activities, as well as personnel-related expenses including salaries, bonuses and other compensatory benefits. Net cash used in operating activities resulted primarily from our net loss of $28.6 million, changes in operating assets and liabilities of $0.1 million, and $1.3 million of non-cash charges related to stock-based compensation, depreciation, accretion of investment discounts, and change in the fair value of the Preferred Stock Warrant Liability.

For the year ended December 31, 2022, net cash used in operating activities was $18.1 million primarily driven by spending on our preclinical studies related to discovery and development, professional services and general administrative activities, as well as personnel-related expenses, including salaries, bonuses, and other compensatory benefits. Net cash used in operating activities resulted from our net loss of $17.9 million and changes in our operating assets and liabilities of $1.1 million, partially offset by $0.9 million of non-cash charges related to stock-based compensation, depreciation, and change in the fair value of the Preferred Stock Warrant Liability.

Investing activities

Net cash used in investing activities was $17.5 million for the nine months ended September 30, 2024, which was primarily due to the purchases of marketable securities of $83.5 million and purchases of property and equipment of $0.6 million, partially offset by proceeds from maturities of marketable securities for $66.6 million.

Net cash used in investing activities was $83.7 million for the nine months ended September 30, 2023, which was primarily due to the purchases of marketable securities of $135.1 million and purchases of property and equipment of $3.3 million, partially offset by proceeds from maturities of marketable securities for $54.7 million.

Net cash used in investing activities was $68.8 million during the year ended December 31, 2023, which was primarily due to the purchases of marketable securities of $145.8 million and purchases of property and equipment of $3.8 million, partially offset by proceeds from maturities of marketable securities for $80.7 million and sale of property and equipment of $0.1 million.

Net cash used in investing activities was $2.3 million during the year ended December 31, 2022, which was primarily due to the purchases of property and equipment.

Financing activities

Net cash provided by financing activities during the nine months ended September 30, 2024 was $185.1 million, primarily driven by the issuance of the Series A-1 redeemable convertible preferred stock, Series B redeemable convertible preferred stock, and the exercise of the Preferred Stock Warrant, partially offset by issuance costs relating to these transactions.

There was no cash provided by financing activities during the nine months ended September 30, 2023 or for the year ended December 31, 2023.

Net cash provided by financing activities was $120.0 million during the year ended December 31, 2022 due to the issuance of Series A redeemable convertible preferred stock.

Funding requirements

As of September 30, 2024, we had cash, cash equivalents and marketable securities of $312.4 million. Based upon our current operating plans, we believe that the estimated net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will be sufficient to fund our operations through      . We have based this estimate on assumptions that may prove to be wrong, and we could expend our capital resources sooner than we expect.

We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates into and through clinical development and as we continue to develop additional product candidates. In addition, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. We may also require additional capital to pursue additional research and collaboration agreements.

Because of the numerous risks and uncertainties associated with research, development, and commercialization of pharmaceutical product candidates, we are unable to estimate the amount of our future working capital requirements. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs related to the clinical development of [225Ac]Ac-AKY-1189 for Nectin-4 expressing tumors;

•	the scope, progress, results and costs of discovery, preclinical development and planned clinical trials for our future product candidates;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the cost of advancing and furthering our miniprotein radioconjugate platform;

•	the costs of establishing, operating and maintaining our manufacturing facility, or securing other manufacturing arrangements for clinical-supply and commercial production;

•	the cost and availability of sufficient supply of [22][5]Ac and other radioisotopes;

•	the achievement of milestones or occurrence of other developments that trigger payments by us or our collaborators under any current or future collaboration agreements;

•	our ability to establish and maintain additional collaborations on favorable terms, if at all;

•	the emergence of competing therapies for oncology indications and other adverse market developments;

•

the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining, protecting, defending and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or in-license other product candidates and technologies; and

•

the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory clearances to market [225Ac]Ac-AKY-1189 for any Nectin-4 expressing tumors or any future product candidates.

We have no committed sources of capital. Until such time, if ever, as we can generate substantial product revenue to support our cost structure, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, potentially including collaborations, licenses or other strategic arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing common stockholders. In addition, debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise additional funds through a strategic agreement, we may have to grant rights to develop and market our current and future product candidates even if we would otherwise prefer to develop and market such product candidates ourselves. Our failure to raise capital or enter into such other arrangements when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise additional capital or obtain adequate funding when needed or on acceptable terms, we may be required to delay, scale back, or discontinue our research, product development, or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual obligations and commitments

Royalty transfer agreement

In August 2020, we entered into a royalty transfer agreement, or the Royalty Transfer Agreement, with MPM Oncology Charitable Foundation, Inc., or MPM Charitable Foundation, an affiliate of a stockholder holding more than 5% of our total outstanding stock, and the UBS Optimus Foundation, or UBS, and together with MPM Charitable Foundation, the Charitable Foundations. Pursuant to the Royalty Transfer Agreement, we will pay

0.5% of our annual global net sales to each of the Charitable Foundations, for a total of 1.0% of net sales, subject to customary reductions, for products that incorporate or utilize intellectual property that was discovered or developed by us prior to our initial public offering. Our payment obligations for each product will continue on a country-by-country basis upon the later of the twelfth anniversary of the first commercial sale of our product in such country or the expiration of the last to expire of certain patents owned or controlled by us covering such products in such country.

Our payment obligations to MPM Charitable Foundation will terminate immediately upon the authorization of the MPM Charitable Foundation’s board of directors (or similar body) or upon the winding up or dissolution of MPM Charitable Foundation. Our payment obligations to UBS will terminate immediately upon the winding up of Oncology Impact Fund 2, L.P., a Cayman Islands exempted limited partnership, which is associated with MPM Charitable Foundation.

Leases

As of September 30, 2024, we had future minimum operating lease payments under non-cancellable leases of $12.4 million related to leases we have recognized on our consolidated balance sheets, which are due over the following 7.8 years.

License agreements

Our agreements with certain third parties to license intellectual property include potential milestone fees, sublicense fees and royalty fees. The milestone fees are dependent upon the development of products using the intellectual property licensed under the arrangements and contingent upon the achievement of development or regulatory approval milestones, as well as commercial milestones. These potential obligations are contingent upon the occurrence of future events and the timing and likelihood of such potential obligations are not known with certainty. For further information regarding these agreements, please see the section titled “Business—License and collaboration agreements” included elsewhere in this prospectus.

Purchase and other obligations

We enter into contracts in the normal course of business with CROs and other third-party vendors for preclinical and commercial supply manufacturing, support for pre-commercial activities, research and development activities, and other services and products for our operations. These contracts are generally cancelable upon written notice. For additional information on our contractual obligations and commitments please see Note 12, “Commitments and contingencies” to our audited consolidated financial statements included elsewhere in this prospectus.

Critical accounting estimates

While our significant accounting policies are described in more detail in Note 2, “Summary of significant accounting policies” to our unaudited condensed consolidated financial statements and our audited consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

In May 2024, we entered into the Collaboration Agreement. We apply the revenue recognition guidance in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 606, Revenue Recognition, or ASC 606. Under ASC 606, we recognize revenue following the five steps: (i) identification of the contract(s) with a customer; (ii) identification of the promised goods and services in the contract and determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model once the contract is determined to be within scope of ASC 606 and when we determine that collection of substantially all consideration for goods and services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration.

At contract inception, once the contract is determined to be within the scope of ASC 606, we assess the goods or services promised within each contract and determine those that are performance obligations, and whether each promised good or service is distinct and if there are any material rights present. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. For each material right identified, if any, the allocated transaction price will be recognized as revenue over the total estimated period of performance upon exercise of the material right, or will be recognized as revenue immediately upon expiration of the replacement right.

As part of the accounting for these arrangements, we must develop assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract as there is not a readily available standalone selling price. Our revenue recognized is related to research services performed for each initial collaboration target whereby revenue was recognized as the underlying services were performed using a costs incurred input method, in which we apply a cost-to-cost method and compare the actual costs incurred to date with the current estimate of total costs to complete, or ETCs, to measure the satisfaction of each performance obligation. We estimate the ETCs utilizing our best knowledge and as there are changes in facts and circumstances, we update our ETCs accordingly for the ongoing and prospective research activities. To the extent the estimates are not appropriate in the circumstances, it could impact the timing of our revenue recognition. We evaluate the measure of progress each reporting period and if estimates related to the measure of progress change, related revenue recognition is adjusted accordingly.

Accrued research and development expenses

In preparing the consolidated financial statements, we are required to estimate our accrued research and development expenses as of each balance sheet date. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. This process involves reviewing open contracts, communicating with internal personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. We periodically confirm the accuracy of our estimates with our service providers and make adjustments, if necessary. The majority of our service providers invoice in arrears for services performed or when contractual milestones are met. The financial terms of agreements with these service providers are subject to negotiation, vary from contract-to-contract and may result in uneven payment flows. In circumstances where amounts have been paid in excess of costs incurred, we record a prepaid expense.

Although we do not expect our estimates to be materially different from amounts incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts incurred.

Stock-based compensation

We account for stock-based compensation under the provisions of ASC Topic 718-10, Compensation-Stock Compensation, ASC 718-10, which requires all stock-based payments to employees, non-employees, and directors, including grants of stock options and restricted stock, which we collectively refer to as stock awards, to be recognized in the consolidated statements of operations and comprehensive loss based on their fair values on the date of grant over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are accounted for as they occur. Generally, we issue stock awards with only service-based vesting conditions and record the expense for these awards using the straight-line method. We classify stock-based compensation expense in the same manner in which the awards recipient’s payroll or service provider’s costs are classified.

We estimate the fair value of each option grant using the Black-Scholes option pricing model and we estimate the fair value of each restricted stock grant using the fair value of common stock. The Black-Scholes option pricing model requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, expected dividends, and the fair value of common stock. We estimate the expected stock price volatility based on the historical volatility of publicly traded peer companies. The expected term of our stock options has been determined utilizing the “simplified” method for awards that qualify as “plain vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. There is no expected dividend yield since we have never paid cash dividends on common stock and do not expect to pay any cash dividends in the foreseeable future.

Determination of fair value of common stock valuations

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our Board of Directors, or the Board, as of the date of each option grant with input from management, considering our most recently available third-party valuations of common stock, and our Boards’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuation was prepared using a market approach to estimate our enterprise value and an option pricing method, OPM, to allocate value to the common stock. The OPM treats common stock and convertible preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the convertible preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

Given the absence of a public trading market, our Board, with input from management considered numerous objective and subjective factors to determine the fair value of common stock. The factors included, but were not limited to:

•	the prices at which we sold preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	our ability to raise future financings;

•	the progress of our research and development efforts, including the status of clinical development for our product candidates;

•	the lack of liquidity of our equity as a private company;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	the achievement of enterprise milestones, including entering into collaboration and license agreements;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	any external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

•

the likelihood of achieving a liquidity event for the holders of our preferred stock and holders of our common stock, such as an initial public offering, or a sale of our company, given prevailing market conditions; and

•	the analysis of initial public offerings and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations were highly complex and subjective and represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

The following table summarizes by grant date the number of shares subject to awards granted between January 1, 2023 and November 22, 2024, the per share exercise price of the awards and the fair value of common stock underlying the awards on each grant date:

Grant date	Type of award	Number of shares subject to award	Per share exercise price of award	Per share fair market value of common stock on grant date	Per share estimated fair value on award on grant date(1)
7/1/2024	Option	2,187,135	$1.30	$1.30	$0.94
7/22/2024	Option	100,000	$1.30	$1.30	$0.94
10/10/2024	Option	4,742,800	$2.45	$2.45	$1.79

(1)	The per share estimated fair value of options reflects the fair value of options granted on each grant date determined using the Black-Scholes option-pricing model.

Recently issued accounting pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Summary of significant accounting policies” to our unaudited condensed consolidated financial statements and our consolidated financial statements included elsewhere in this prospectus.

Off-balance sheet arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements, as defined under the rules and regulations of the Securities and Exchange Commission, or the SEC.

Quantitative and qualitative disclosures about market risks

Interest rate risk

As of September 30, 2024 and December 31, 2023, we had cash, cash equivalents and investments in marketable securities of $312.4 million and $97.9 million, respectively. Interest income is sensitive to changes in the general level of interest rates; however, due to the nature of these investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our investment portfolio. As of September 30, 2024 and December 31, 2023, we had no debt outstanding, and therefore we are not subject to interest rate risk related to debt.

We believe that we are not currently exposed to significant market risk related to changes in foreign currency exchange rates. Our operations may be subject to material fluctuations in foreign currency exchange rates in the future. We do not believe that inflation has had a material effect on our business, financial condition, or results of operations during the nine months ended September 30, 2024 or the year ended December 31, 2023. Our operations may be materially impacted by inflation in the future.

Emerging growth company status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, as amended, or JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We may take advantage of these exemptions until we are no longer an emerging growth company. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, our consolidated financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these exemptions up until the time that that we are no longer an “emerging growth company.”

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means, among other things, (1) the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Business

Overview

We are an oncology company focused on unlocking the breakthrough potential of targeted radiopharmaceuticals for large patient populations not addressed by existing platform technologies. The field of targeted radiopharmaceuticals is currently led by two marketed products that illustrated transformative survival outcomes and quality of life benefits can be conferred by delivering radioisotopes to solid tumors. These leading products, which target prostate specific membrane antigen or somatostatin-2 receptor, are each currently approved in only one indication, yet have seen considerable commercial uptake and have become fundamental pillars of cancer treatment in those indications. Despite these advances, we believe that the field of radiopharmaceuticals is still in its infancy, with many emerging companies still primarily focused on these same two targets. In contrast, we see a significant opportunity to broaden the cancer patient populations benefiting from targeted radiopharmaceuticals by developing next-generation technologies that expand the scope of tumor targets for which it is possible to safely deliver a powerful payload of an alpha-emitting radioisotope. To ensure patient demand is reliably met, we are also establishing efficient end-to-end supply, with a combination of critical internal capabilities paired with established external vendors. Through these efforts, we seek to maximize clinical utility across multiple indications in multiple tumor types, and to expand the commercial uptake of radiopharmaceuticals beyond the traditional nuclear medicine setting and in the more expansive clinical oncology setting.

We have built a proprietary miniprotein radioconjugate platform that aims to safely confer breakthrough efficacy to a broad range of patient populations. Our miniprotein radioconjugates are designed to selectively deliver the tumor-killing properties of radioisotopes to targeted tumors with high tumor penetration and prolonged tumor retention, while being rapidly cleared from normal organs and tissues to minimize systemic radiation exposure. Our miniproteins have demonstrated the ability to potently bind to tumor targets outside the scope of current delivery technologies such as peptide-based radioconjugates. Although our proprietary miniprotein radioconjugate approach is novel, and as such has risks and the potential for significant challenges, we are leveraging the capabilities of our platform technology, together with our expertise and know-how in radiopharmaceutical development, supply chain and manufacturing, to address these challenges with the aim of advancing a deep pipeline of programs against a broad range of tumor targets that have not been successfully targeted with radiopharmaceuticals.

Our platform capabilities have generated a pipeline of several novel product candidates. Our most advanced program is a radiopharmaceutical targeting Nectin-4. It is a miniprotein radioconjugate with multi-indication potential across multiple tumor types, in clinical development for the treatment of locally advanced or metastatic urothelial cancer, or UC, and multiple other Nectin-4 expressing solid tumor types. The learnings from the optimization of our Nectin-4 program, the first miniprotein radioconjugate ever advanced into human investigational studies, are being applied to benefit the development of our robust pipeline of several other unpartnered miniprotein radioconjugate programs, which are designed to address other clinically-validated targets.

Our lead product candidate, [225Ac]Ac-AKY-1189, contains a miniprotein, AKY-1189, that specifically binds to Nectin-4, and is conjugated via chelation to actinium-225, 225Ac, which is an alpha-emitting radioisotope payload that has been shown to confer increased anticancer activity in the post-chemotherapy setting of metastatic castration-resistant prostate cancer. Nectin-4 is a surface protein found on a wide variety of tumors and has very limited expression in normal adult tissues. Nectin-4 is also the target of Padcev, an antibody-drug conjugate, or ADC, approved worldwide for the treatment of locally advanced or metastatic UC, which based on sales during the first three quarters of 2024, is annualizing $1.5 billion in sales worldwide, and estimated peak sales of up to $6.5 billion. Despite the commercial success of Padcev, its impact beyond UC has been limited likely due to the need to develop a companion diagnostic for tissue testing when utilizing an ADC. In contrast, we intend to use imaging radioisotopes conjugated to AKY-1189 to select patients most likely to benefit from therapeutic treatment with [225Ac]Ac-AKY-1189. We believe the commercial impact of Padcev validates Nectin-4 as an anticancer target in UC and that significant unmet medical need exists for our lead product candidate in post-Padcev UC and several non-UC Nectin-4-expressing tumor types such as breast cancers and lung cancers; however, our lead product has not yet been approved for sale, and if approved may not achieve the same level of commercial success as Padcev. We believe that the therapeutic potential of [225Ac]Ac-AKY-1189 across multiple tumor types is supported by our preclinical studies and data collected by a third-party physician in South Africa pursuant to Section 21 of the Medicines and Related Substances Act, or MRSA, demonstrated the ability of AKY-1189 radioconjugates to specifically localize to Nectin-4 expressing tumors and rapidly clear from normal organs and tissues. We intend to file an Investigational New Drug, or IND, application with the U.S. Food and Drug Administration, or the FDA, for [225Ac]Ac-AKY-1189 for the treatment of locally advanced or metastatic UC and other Nectin-4 expressing tumors in       . Upon clearance of the IND, we plan to initiate a multi-site Phase 1b clinical trial in the United States in      . Independently, a Phase 1b investigator-initiated trial is planned in South Africa in       to evaluate [225Ac]Ac-AKY-1189 for the treatment of locally advanced or metastatic UC, breast cancer, non-small cell lung cancer, or NSCLC, colorectal cancer and cervical cancer, all of which are Nectin-4 expressing tumors.

To overcome the manufacturing challenges and supply chain reliability issues that have historically hindered the development and commercialization of radiopharmaceuticals, we are focused on investing in manufacturing and ensuring supply chain continuity and reliability. We have built significant internal capabilities, including subject matter expertise for our product manufacturing processes and a state-of-the-art radiopharmaceutical development suite. Additionally, we have partnered with multiple domestic and international isotope suppliers that provides us priority access to 225Ac, and with multiple contract manufacturers for the production of our drug product, which collectively are designed to create redundancies across all components of our supply chain. We are also establishing our own current good manufacturing practice, or cGMP, facility to enhance flexibility, increase control, and establish a hybrid internal and external clinical supply chain. We believe our team’s expertise and experience in the development of radiopharmaceuticals will allow us to address the challenges presented by the half-life of radioactive isotopes and establish an efficient supply chain from production to patient administration.

We believe that radiopharmaceuticals represent one of the most promising modalities for the treatment of solid tumors. Approved radiopharmaceuticals have demonstrated the ability to overcome the challenges of conventional cancer treatments and provide patients with targeted therapies that have superior efficacy and better tolerability. Although [225Ac]Ac-AKY-1189 has not been administered to patients in clinical trials and has not received FDA approval required for commercial sales, we believe our approach is validated by, and builds upon, the clinical and commercial success of current radiopharmaceuticals and that our approach has the potential to further transform the cancer treatment paradigm for large patient populations.

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Clinical validation of targeted radiopharmaceuticals. Approved beta-emitting radiopharmaceuticals, Pluvicto and Lutathera, have demonstrated statistically significant and clinically meaningful overall survival, progression-free survival and quality of life benefits in global registrational clinical trials. Early-stage clinical trials have also demonstrated that the use of alpha-emitting 225Ac radioconjugates can deliver more profound anticancer activity than beta-emitting Lutetium-177, or 177Lu, conjugates in similar patient populations, and in patients whose disease has progressed on prior beta-emitting targeted therapies. These promising early clinical data have led to the advancement of 225Ac-based radioconjugates to pivotal clinical trials, though none yet have filed for approval by the FDA.

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Commercial validation of approved radiopharmaceuticals. Pluvicto achieved a first full year of sales of approximately $1 billion, representing the strongest oncology commercial launch since Ibrance in 2015, which demonstrates the patient impact potential and rapid adoption of radiopharmaceuticals into clinical practice. The estimated global peak sales for Pluvicto is greater than $4 billion in prostate cancer alone. The global radiopharmaceuticals market is one of the fastest growing categories among anticancer medicines, and is projected to grow to over $13 billion in sales by 2032.

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Strategic validation of radiopharmaceuticals. The commercial success of radiopharmaceuticals, paired with significant increases in investment in innovative approaches, has led to significant value creation through partnering and acquisitions. Aggregate transaction values over the last 10 years are approximately $33 billion. Several large multinational biopharmaceutical oncology leaders have also been significantly investing in radiopharmaceutical operations globally. We believe that the continued capital investment and expansion of operations and the advancement of supply chain capabilities represents recognition of the significant medical and commercial opportunity for radiopharmaceuticals.

Our proprietary miniprotein radioconjugate platform

We created our proprietary miniprotein radioconjugate platform to build on the successes of currently available radiopharmaceuticals and enable the discovery of next-generation precision radiopharmaceuticals. We are leveraging our platform to discover and develop radiopharmaceutical therapies that selectively deliver the tumor-killing properties of radioisotopes to targeted tumors with high tumor penetration and prolonged retention, with the goal of enhancing the safety and tolerability profile by rapidly clearing from normal organs and tissues to minimize systemic radiation exposure. Our miniprotein radioconjugates are designed for use with either imaging isotopes to select patients expressing the target, or therapeutic isotopes to treat tumors. The radioconjugates are formed by a chelation reaction to bind the isotopes to DOTA, which is covalently linked to the tumor-targeting miniprotein. This approach will enable clinicians to first visualize and verify target tumor engagement using an imaging radioisotope, thereby identifying the patients who are most likely to benefit from our therapy.

Our platform has enabled us to engineer potent, precision miniprotein-based radioconjugates that bind to the surface targets on tumor cells to localize radioisotope payloads. Miniproteins are polypeptides of less than one hundred amino acids that are amenable to biologic and medicinal chemistry optimization methods. We are prioritizing miniprotein binders of 40 to 100 amino acids in length, which classifies as a biologic from a regulatory perspective providing a thirteen-year exclusivity period for approved products. Miniproteins have differentiated and highly attractive properties as radioconjugates based on their antibody-like ability to potently and selectively bind to a highly diverse set of target tumors, while having the pharmacologic profile of small peptides to enable high tumor penetration and rapid clearance from the body. We believe that miniproteins have many of the advantages of larger biologics like antibodies, as well as advantages of the smallest binders like peptides, without the limitations specific to either class. In particular, based on our preclinical studies, we believe miniproteins have the following beneficial characteristics for use in radiopharmaceuticals:

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Enhanced anticancer activity. Tumor killing is achieved through delivery of absorbed radiation dose, which is enhanced by high tumor penetration, high binding affinity for tumor targets, and prolonged retention of drug in the tumor.

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Improved tumor penetration as compared to larger biologics. Due to their small diameters, miniproteins can achieve high tumor penetration. In contrast, antibodies are unable to rapidly penetrate tumors to the same extent due to their much larger size.

•	High affinity for tumor targets. Increased affinity is associated with higher tumor uptake. We have reproducibly generated sub-nanomolar affinity miniprotein binders to specific tumor targets.

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Internalization into tumor cells and prolonged tumor retention. Our miniprotein radioconjugates are internalized into cancer cells, which we believe drives prolonged retention time in tumors. In a clinical imaging assessment, AKY-1189 was measured for two days following administration and robust tumor retention was observed through the duration of the assessment. In preclinical studies in animals with significantly faster plasma clearance than humans, we measured out to three days following administration and observed robust retention of AKY-1189 in the tumor for the duration of the study.

•	Enhanced clearance, selectivity and kidney exposure.

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Rapid clearance from the body to minimize toxicities. The most common dose-limiting toxicity for targeted radiopharmaceuticals is hematologic and bone marrow toxicity. To lower the risk of radiation exposure to bone marrow, we have designed our product candidates to have a short plasma half-life in order to be rapidly cleared through the kidney. Rapid clearance of the radioisotope payload from the body minimizes the exposure to radiation of normal organs and tissues, such as the blood, bone marrow and skin. Unlike antibodies or other large biologic radioconjugates that take days to weeks to be eliminated from circulation, miniproteins are typically eliminated from circulation within hours, thereby minimizing systemic exposure and potentially increasing the therapeutic index of our miniproteins relative to other radiopharmaceutical constructs.

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High selectivity. Miniproteins, like antibodies, can target specific isoforms or variants of closely related protein targets and differentiate among them, resulting in higher selectivity as compared to peptides. Our product candidates have demonstrated high selectivity for their tumor targets using a well-established cell-surface array assay. We believe this selectivity will reduce the risk of off-target binding and radioactive exposure to normal organs and tissues.

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Reduced kidney exposure through molecular engineering. The kidney is not only the organ that clears miniproteins from the body but it also plays the physiologic role in reabsorbing renally-cleared peptides and proteins to reclaim nutrients. We have developed proprietary capabilities and expertise to engineer our product candidates to minimize their renal reabsorption. Based on data to date, we do not expect [225Ac]Ac-AKY-1189 to require renal protection strategies, such as pre-treatment with amino acids that are required for peptide-based radiopharmaceuticals targeting somatostatin-2 receptor, or SSTR2, such as Lutathera.

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Broader number of addressable targets as compared to peptides. Miniproteins, like antibodies, bind to targets with high affinity, which enables highly selective and potent binding to targets through protein-protein intermolecular contacts. This allows miniproteins to bind to many, diverse protein targets, whether or not the protein target has a cleft or other structural feature commonly required for peptide binders.

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Enables rapid advancement to development candidates. We utilize proprietary yeast surface display techniques that enable us to efficiently screen greater than a billion miniprotein variants and select the most promising candidates for advancement. Furthermore, unlike larger biologics, we couple biological in vitro evolution with medicinal chemistry. Medicinal chemistry utilizes solid phase peptide synthesis, which enables the rapid synthesis of miniproteins with site-specific modifications, including the incorporation of unnatural amino acids, to efficiently optimize our drug candidates to have beneficial characteristics likely to confer a strong clinical profile.

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Enables rapid advancement into first-in-human evaluation. Unlike larger biologics, which require time-consuming and expensive recombinant manufacture by cells in culture, miniproteins allow for efficient chemical synthesis using solid phase peptide synthesis and rapid and cost-effective scale-up.

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Lack of manufacturing constraints. For each clinically-administered dose, only microgram quantities of our miniprotein are anticipated to be required. The microdose quantities allow for small gram-scale batches of our miniprotein to be efficiently produced at contract manufacturers to enable development through first-in-human studies in contrast to other approved peptide drugs that require kilogram-scale batches.

Manufacturing and supply

Manufacturing challenges and ensuring supply chain continuity and reliability have historically hindered the development and commercialization of radiopharmaceuticals. To overcome these challenges, we have established manufacturing and supply chain capabilities that are designed to be reliable and capital efficient with the ability to scale to meet global commercial demand for large cancer patient populations. Our end-to-end supply chain capabilities are orchestrated by our seasoned radiopharmaceutical development and manufacturing team that has experience advancing radiopharmaceutical programs from preclinical to commercialization. We have a state-of-the-art radiopharmaceutical development suite to apply our proprietary insights into process, formulation, and product development for preclinical, first-in-human, clinical trial, and commercial manufacturing and supply.

In addition, we have multiple domestic and international isotope supply agreements spanning therapeutic and diagnostic uses, including agreements with NorthStar Medical Technologies, LLC, TerraPower Isotopes, LLC and Niowave, Inc., among others, with priority access to 225Ac.

We have partnered with leading contract manufacturing organizations to facilitate reliable and efficient supply, including co-located drug product manufacturing with 225Ac production to reduce costs, improve product turnaround time, and ease supply logistics, for our proprietary targeted miniprotein radiopharmaceutical precursors and products. Additionally, we are building an internal cGMP radiopharmaceutical facility to enhance flexibility, increase control, and establish a hybrid internal and external clinical supply chain of our product candidates. As we grow our organization, we are continuing to evaluate options for internal commercial manufacturing to complement our network of commercial contract manufacturers.

Our pipeline

We are leveraging our proprietary miniprotein radioconjugate platform to discover and develop a deep pipeline of targeted radiopharmaceutical programs to address unmet needs in prevalent solid tumors. Our most advanced program, [225Ac]Ac-AKY-1189, is targeting Nectin-4 expressing solid tumors, including locally advanced or metastatic UC, breast cancer, NSCLC, colorectal cancer and cervical cancer.

Beyond [225Ac]Ac-AKY-1189, we have a robust discovery pipeline of several unpartnered miniprotein radioconjugate programs in the discovery phase that focus on clinically-validated targets beyond Nectin-4. Our learnings from the optimization of [225Ac]Ac-AKY-1189 are being applied to benefit the development of these subsequent programs. We retain exclusive, worldwide development and commercialization rights to all our current product candidates and discovery programs. We also have a discovery collaboration with Eli Lilly and Company, or Eli Lilly, to generate novel anticancer radiopharmaceuticals against targets beyond the scope of our unpartnered pipeline programs.

[225Ac]Ac-AKY-1189 targeting Nectin-4 expressing tumors

Our lead product candidate, [225Ac]Ac-AKY-1189, was generated using our miniprotein radioconjugate platform and is designed to deliver 225Ac, a highly potent alpha-emitting radioisotope, to Nectin-4 expressing tumors. Nectin-4 is a cell surface protein found on a wide variety of tumors and has very limited expression in normal adult tissues. Nectin-4 is also the target of enfortumab vedotin, or Padcev, an approved ADC for the treatment of locally advanced and metastatic UC. Although Padcev has validated Nectin-4 as an oncology target, there has been limited clinical development activity to design other therapeutics targeting other Nectin-4 expressing tumors, which may be due to the need to develop a companion diagnostic for tissue testing when utilizing an ADC. In contrast, we intend to use imaging radiosotopes conjugated to AKY-1189 to readily select patients most likely to benefit from therapeutic treatment with [225Ac]-Ac-AKY-1189.

We believe AKY-1189, when conjugated to a radioisotope, has the potential to treat UC as well as other Nectin-4 expressing tumors by selectively delivering cytotoxic radioisotopes such as 225Ac to Nectin-4 expressing tumors to kill the tumor. AKY-1189’s short plasma half-life is designed to limit its radiation exposure to sensitive organs like bone marrow. We have also specifically designed AKY-1189 to minimize reabsorption by the kidneys to avoid potential toxicity concerns associated with renally-cleared radiopharmaceuticals.

In our preclinical studies, [225Ac]Ac-AKY-1189 has demonstrated anticancer activity and increased overall survival in animals inoculated with Nectin-4 expressing cancer cell xenografts. It also demonstrated a compelling biodistribution profile, with low absorbed doses observed outside of the tumor, which supports [225Ac]Ac-AKY-1189’s potential to widen the therapeutic window. Furthermore, the Section 21 data included clinical imaging and dosimetry data from radioactive imaging radioisotope conjugates of AKY-1189, [68Ga]Ga-AKY-1189 and [177Lu]Lu-AKY-1189, which enabled assessment of tumor uptake and retention in 15 patients with solid tumors known to have high Nectin-4 expression, including UC, breast cancer, NSCLC, colorectal cancer and cervical cancer. In this assessment, AKY-1189 was observed to specifically localize and be retained in all tumor types examined, while being rapidly cleared from normal organs and tissues, including the kidney, with no adverse events observed. The assessment also observed tumor uptake and retention at levels we expect to be sufficient to drive efficacious responses, based on similar measurements to those of leading marketed radiopharmaceuticals.

We intend to file an IND application with the FDA for [225Ac]Ac-AKY-1189 for the treatment of locally advanced or metastatic UC and other Nectin-4 expressing tumors in      . Upon clearance of the IND, we plan to initiate a multi-site Phase 1b clinical trial in the United States in      . Independently, we anticipate the initiation of a Phase 1b dose-escalation investigator-initiated trial of [225Ac]Ac-AKY-1189 in multiple Nectin-4 expressing solid tumors in South Africa in       . An imaging radioisotope will be used to directly assess tumor binding by AKY-1189 and identify patients most likely to respond to [225Ac]Ac-AKY-1189 with the aim of delivering early clinical therapeutic signals across multiple Nectin-4 expressing tumor types. Patients determined to be Nectin-4 positive will move to the [225Ac]Ac-AKY-1189 dose-escalation portion of the trial. Upon completion of dose escalation portion, a dose expansion portion will be conducted in patients with locally advanced or metastatic UC and other Nectin-4 expressing tumor types.

Eli Lilly collaboration

In May 2024, we entered into a discovery collaboration with Eli Lilly to leverage our proprietary miniprotein radioconjugate platform to generate novel anticancer radiopharmaceuticals against targets beyond the scope of our unpartnered pipeline programs. We received a $60.0 million upfront cash payment in addition to an equity investment and are eligible to receive up to an additional $1.2 billion upon achievement of preclinical, clinical, regulatory, and commercial milestones, as well as tiered royalties. We are responsible for program discovery of a defined set of targets selected by Eli Lilly through initial human imaging studies and Eli Lilly is responsible for worldwide clinical development and commercialization from Phase 1 clinical trials onward. We retain worldwide rights to our proprietary pipeline programs, including our lead Nectin-4 targeting program.

Our team

We have assembled an experienced management team with deep expertise in drug development, approval, and commercialization. Our team is led by executives who have significant experience in company-building in the biopharmaceutical industry and a shared vision to build a leading radiopharmaceutical company. The experience of our President and Chief Executive Officer, Matthew Roden, PhD, in the biopharmaceutical industry includes leadership positions in corporate strategy and business development at Bristol Myers Squibb, and senior equity research coverage of the biotechnology sector at J.P. Morgan and UBS. He also serves as an Entrepreneur Partner at MPM BioImpact and on the Boards of Directors of other biotechnology companies. Paul Feldman, PhD, our Chief Scientific Officer, was Co-founder and Chief Executive Officer of Phoundry Pharmaceuticals and, upon its acquisition by Intarcia Therapeutics, served as Head of Discovery and Translational Medicine at Intarcia. In his previous roles at GlaxoSmithKline, he was directly involved in the discovery of five approved drugs. Shulamit Ron-Bigger, PhD, our Chief Operating Officer, previously served as Head of Strategy and Operations for the Research and Early Development organization at Bristol Myers Squibb. Akos Czibere, MD, PhD, our Chief Medical Officer, has extensive experience in clinical development, most recently serving as Therapeutic Area Development Head of Hematology-Oncology at Pfizer. Dr. Czibere has been directly involved in the approval of six oncology drugs, including Elrexfio and Talzenna. Tyler Benedum, PhD, our Chief Technical Officer, previously served as Vice President of Chemistry, Manufacturing, and Controls Development at Avid Radiopharmaceuticals, a wholly-owned subsidiary of Eli Lilly, where he oversaw global commercial and clinical trial radiopharmaceutical manufacturing and played a key role in developing and advancing Amyvid and Tauvid through marketing authorization approval and commercialization.

Our company was co-founded by Todd Foley, a Managing Director at MPM BioImpact, who is currently Chair of our Board of Directors; Patrick Baeuerle, PhD, an MPM BioImpact Advisor, and currently a member of our Scientific Advisory Board; and Brian Goodman, PhD, a Partner at MPM BioImpact and current consultant to the Company.

We have raised approximately $346 million from a syndicate of leading life sciences institutional investors, including MPM BioImpact, Vida Ventures, EcoR1 Capital, and Blue Owl Capital. Prospective investors should not rely on the investment decisions of our existing investors, as these investors may have different risk tolerances and strategies and have purchased their shares in prior offerings at prices lower than the anticipated public offering price in this offering.

Our strategy

We were founded to improve outcomes for cancer patients by pioneering a new class of targeted radiopharmaceuticals to unlock the benefit of the modality for prevalent tumor types that have historically been beyond the reach of radiopharmaceuticals. We are leveraging our proprietary miniprotein radioconjugate platform to discover and develop product candidates that are designed to safely confer breakthrough efficacy and maximize the therapeutic effect of radiopharmaceuticals for broad patient populations with significant unmet needs. Our strategy to achieve this is to:

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Advance [225Ac]Ac-AKY-1189 development across multiple tumor types. We see a significant opportunity for [225Ac]Ac-AKY-1189 to address unmet medical needs in UC and other Nectin-4 expressing tumors, given its distinct mechanism of tumor killing as compared to ADCs and the lack of approved Nectin-4-targeting agents outside of UC. The therapeutic potential of [225Ac]Ac-AKY-1189 across several Nectin-4 expressing tumor types is supported by our preclinical studies and data collected by a third-party physician in South Africa pursuant to Section 21 of the MRSA, which demonstrated the ability of AKY-1189 radioconjugates to specifically localize to Nectin-4 expressing tumors and rapidly clear from normal organs and tissues. We intend to file an IND application with the FDA for [225Ac]Ac-AKY-1189 for the treatment of locally advanced or metastatic UC and other Nectin-4 expressing tumors in      . Upon clearance of the IND, we plan to initiate a multi-site Phase 1b clinical trial in the United States in      . Based on the results of our trial, we plan to seek alignment with the FDA to conduct a pivotal Phase 2 trial for accelerated approval of [225Ac]Ac-AKY-1189 for locally advanced or metastatic UC and other Nectin-4 expressing tumors. Independently, a Phase 1b investigator-initiated trial is expected to commence in South Africa in       to evaluate [225Ac]Ac-AKY-1189 for the treatment of UC, breast cancer, NSCLC, colorectal cancer and cervical cancer.

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Expand our pipeline of product candidates by leveraging our proprietary miniprotein radioconjugate platform capabilities. We see significant opportunity to unlock the benefit of radiopharmaceuticals for cancer patient populations not currently addressed by existing technologies. Our target selection strategy focuses on several factors, including specificity of expression in tumors versus normal tissues, biologic or clinical validation, major solid tumor types with a high unmet medical need and competitive landscape. We have discovered a growing portfolio of potent and highly specific miniproteins directed at a broad range of targets expressed in prevalent solid tumor types that have historically been beyond the reach of radiopharmaceuticals. As we prosecute these programs, our learnings from the optimization of our Nectin-4 program, the first miniprotein radioconjugate ever advanced into human investigational studies, is being applied to benefit the subsequent programs in our portfolio. With several unpartnered programs in preclinical development, we intend to advance additional product candidates into the clinic with the goal of delivering more effective and safer treatments for large populations of cancer patients.

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Maximize the potential of our platform technology with Eli Lilly and future collaboration partners. In 2024, we entered into a strategic collaboration with Eli Lilly under which we are applying our miniprotein radioconjugate platform to generate anticancer radiopharmaceuticals for multiple targets that are distinct from our unpartnered programs. We believe that our miniprotein radioconjugate platform is highly scalable, and we plan to continue to opportunistically evaluate partnerships to enable the advancement of more product candidates. We may seek strategic collaborations where we believe the resources and expertise of third-party biopharmaceutical companies could accelerate the clinical development or maximize the market potential of our product candidates, or where such collaborations could expand our internal capabilities and platform.

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Continue building a fully capable end-to-end supply chain through vertical integration and key established partners. We are building a reliable and robust supply chain that will enable us to efficiently advance our programs through clinical development, with the ability to scale to meet global commercial demand for large populations of cancer patients. We have established robust radiopharmaceutical development capabilities grounded in our belief that simplified administration better suited for traditional oncology practices will be critical to maximize the reach and impact of our product candidates. Our manufacturing strategy incorporates both our in-house capabilities with external contract manufacturing organizations with who we have secured supply agreements that provide access to reliable and redundant sources of radioisotope and product manufacturing.

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Expand radiopharmaceutical utilization in the clinical oncology setting. The utilization of radiopharmaceuticals has historically required a referral from a medical oncologist to a nuclear medicine physician for administration. We are developing next-generation radioconjugates with the aim of delivering breakthrough efficacy in patients not currently benefitting from radiopharmaceuticals. If we are successful, we believe based on our market research that community oncology prescribers will more readily adopt the administration of radiopharmaceuticals. Broader adoption could meaningfully increase patient impact and commercial potential, given the significantly higher number of prescribing oncologists and stronger commercial footprint of the biopharmaceutical industry, as compared to nuclear medicine physicians.

Expanding the potential of radiopharmaceuticals

We believe that the field of radiopharmaceuticals is still in its infancy and is poised to become a fundamental pillar of cancer care and deliver transformative survival and quality of life outcomes for patients. External beam radiation therapy, or EBRT, has proven to be an effective option for cancer treatment but has limitations including lack of sufficient precision to avoid collateral damage to normal organs and tissues. Radiopharmaceuticals have the ability to deliver high levels of radiation directly and precisely to diseased tissue by combining the proven tumor-killing ability of radiation therapy with the high degree of molecular precision provided by their targeting components, offering cancer patients better outcomes than other anticancer modalities.

Several radiopharmaceutical drugs have been developed and commercialized in an expanding field, demonstrating the significant market potential of radiopharmaceuticals. Commercial adoption of Pluvicto and Lutathera, along with expanding operational and commercial infrastructure, positions radiopharmaceuticals as the next emerging modality. To date, the development of radiopharmaceutical candidates has been primarily focused on two biological targets: prostate specific membrane antigen, or PSMA, the target of Pluvicto; and SSTR2, the target of Lutathera. Our company was founded with the aim of maximizing the impact of radiopharmaceuticals by bringing excellence to all aspects of radiopharmaceutical drug development, by discovering therapeutic candidates that broaden the set of targets and tumors that are addressed by radiopharmaceuticals. As a result, none of our programs target PSMA or SSTR2. We instead focus on leveraging our miniprotein radioconjugate platform to a broader set of addressable targets such as Nectin-4.

Radioisotopes used in radiopharmaceuticals fall into two classes: alpha-emitting and beta-emitting radioisotopes. Alpha particles are much larger and heavier than beta particles, with higher energy and shorter travel distances. Although both alpha-emitting and beta-emitting radioisotopes cause damage to the DNA of tumor cells resulting in tumor cell death, there are distinct differences. Beta-emitting radioisotopes create single-strand DNA breaks and can travel to more distant cells not in direct contact with the delivery point of the radiopharmaceutical. In contrast, alpha-emitting radioisotopes create catastrophic double-stranded DNA breaks and are 1000 times more potent in cell killing than beta-emitters but can only travel two to three cell lengths. Radiopharmaceuticals using alpha-emitting radioisotopes also offer advantages with administration as they result in less radiation exposure to the clinic staff during administration, as well as convenience to patients with no post-treatment restrictions on having contact with other people.

In third-party studies, alpha-emitting radioconjugates have also demonstrated increased anticancer activity in patients with tumors that did not respond to beta-emitting radioconjugates. As seen in the graphic below, a patient with widespread metastatic disease was observed to have progressive disease following treatment with two cycles of 177Lu-PSMA. Subsequent treatment with 225Ac-PSMA resulted in profound regression of disease. Objective response rates of over 30% have been observed in academic trials of 225Ac-PSMA, and a recent company-sponsored trial of 225Ac-containing PSMA radioligand showed a 43% response rate in patients previously treated with 177Lu-containing PSMA radioligand therapies. These results illustrate the powerful efficacy potential for 225Ac-containing targeted radioconjugates.

Anticancer activity of alpha-emitting radioconjugates in patients with tumors that did not respond to beta-emitting radioconjugates

β-radioconjugate
α-radioconjugate
2 x
177Lu-PSMA
2 x
225Ac-PSMA
1 x
225Ac-PSMA
6/2015
PSA = 294 ng/ml
9/2015
PSA = 419 ng/ml
2/2016
PSA = 3.5 ng/ml
4/2016
PSA < 0.1 ng/ml

We believe alpha radioconjugates represent a significant opportunity for improved clinical outcomes for patients with cancer. Due to the inherent advantages and breakthrough efficacy potential, we are initially focused on alpha-emitting radioisotopes. However, our miniprotein radioconjugates have the ability to deliver both alpha-emitting and beta-emitting radioisotopes, which we believe expands the potential impact and tumor treatment options available for our radiopharmaceuticals.

Our proprietary miniprotein radioconjugate platform

We were founded to improve outcomes for cancer patients by pioneering a new class of targeted radiopharmaceuticals to unlock the benefit of the modality for prevalent tumor types that have historically been beyond the reach of radiopharmaceuticals. Our ability to leverage the killing power of a radioconjugate provides significant opportunity for discovering targeted radiopharmaceuticals with the potential to transform the cancer treatment paradigm for patients with a broad set of tumor types. Our aim is to discover targeting molecules that can bind with high affinity and prolonged duration on cancer cells to maximize efficacy, while having high selectivity and short residence time in the rest of the body to avoid toxicity to normal organs and tissues.

Our founders created our company with a focus on a category of polypeptides, referred to as miniproteins. Miniproteins consist of manifold scaffolds of less than one hundred amino acids in length that fold into a stable tertiary structure, making them larger than small peptides but smaller than large biologics. Similar to larger biologics such as antibodies, miniproteins possess the ability to recognize and bind with high selectivity to a highly diverse set of target tumors, but lack some of the known radiopharmaceutical property limitations of antibodies, including long circulating half-life and poor tumor uptake. Miniproteins also share some of the pharmacological profile advantages of small peptides such as high tumor penetration and short plasma half-life. However, miniproteins are able to bind to, and exhibit high selectivity for, tumor targets that are less tractable with smaller peptides. We believe miniproteins possess pharmacological properties that make them ideal targeting molecules for radiopharmaceutical product development, since they retain the advantages of large biologics and smaller peptides without the limitations specific to either class. We are focused on the discovery of novel miniproteins that are 40 to 100 amino acids in length, which categorizes them as biologics from a regulatory perspective providing a thirteen-year exclusivity period for approved products.

Our miniprotein radioconjugates offer both the potential for both potent antitumor activity and an enhanced safety and tolerability profile. The small size of miniproteins allows them to rapidly penetrate tumors. Furthermore, our miniprotein radioconjugates are able to internalize into cancer cells, which we believe drives prolonged retention. We have reproducibly generated high affinity miniprotein binders to specific tumor targets. Tumor killing is achieved through delivery of absorbed radiation dose, which is enhanced by high tumor penetration, high binding affinity for tumor targets, and prolonged retention of drug in the tumor.

Two of the major concerns for toxicity with radiopharmaceuticals are renal damage due to radiation exposure in the kidney and hematological toxicity due to bone marrow exposure. The short plasma half-lives of miniproteins results in rapid clearance through the kidneys, limiting the overall radiation exposure of normal organs and tissues, such as the blood, bone marrow and skin, while the high target selectivity of our miniproteins further reduces off-target binding and exposure risk. We have built on this beneficial profile and engineered our product candidates to minimize their renal reabsorption using primary sequence modifications. Our lead optimization efforts have resulted in decreases in renal retention and increases in tumor uptake, which attributes are predicted to widen the therapeutic index of our product candidates relative to other radiopharmaceutical constructs.

Our miniprotein platform is designed to broaden the number of tumor targets addressable by radiopharmaceuticals. Our miniproteins bind to targets with high affinity, which enables highly selective and potent binding to targets through protein-protein intermolecular contacts and allows them to potentially bind to many protein targets, whether or not it has a cleft or other structural feature commonly required for peptide binders.

Our platform enables rapid advancement to product candidate and first-in-human evaluation. Miniproteins can be synthesized using solid phase peptide synthesis. This allows the evaluation of a large number of variants and enables the establishment of rich structure-activity relationships and site-specific modifications, including the incorporation of unnatural amino acids, to optimize for the desired drug-like properties.

Our proprietary miniprotein radioconjugate platform uniquely combines the following non-exhaustive list of technologies we use during our discovery process:

•	novel, proprietary libraries of greater than 100 miniprotein scaffolds that enable yeast surface display selections of greater than a billion variants;

•	machine-learning based design and optimization of miniprotein variants;

•	unique biological assays to rapidly assess our miniprotein radioconjugate candidates; and

•	medicinal chemistry enabling site-specific incorporation of proprietary unnatural amino acids into our miniprotein radioconjugates to optimize pharmacological properties.

We routinely apply our platform to rapidly generate and optimize miniprotein binders to tumor cell targets, not only selecting for product candidates that bind to their targets with high selectivity and affinity, but also optimizing for other properties that we believe will increase their potential as high-value therapeutics. As illustrated below, this iterative process to optimize miniproteins utilizes computational design with biological evolution and medicinal chemistry.

Iterative process optimizing miniprotein discovery combines computational design, biological evolution and medicinal chemistry.

Learnings from our Nectin-4 program and discovery programs have enabled additional technological advancements to be incorporated into subsequent programs to enhance our miniprotein radioconjugate platform and efficiently advance novel radiopharmaceutical programs.

[225Ac]Ac-AKY-1189: Our lead product candidate targeting Nectin-4 expressing tumors

Our lead product candidate, [225Ac]Ac-AKY-1189, was discovered using our miniprotein platform and is designed to deliver 225Ac, a highly potent alpha-emitting radioisotope, to Nectin-4 expressing tumors. The therapeutic potential of [225Ac]Ac-AKY-1189 is supported by our preclinical studies and an investigator-initiated clinical imaging and dosimetry assessment demonstrating the ability of AKY-1189 radioconjugates to specifically localize to Nectin-4-expressing tumors and rapidly clear from normal organs and tissues. We intend to file an IND application with the FDA for [225Ac]Ac-AKY-1189 for the treatment of locally advanced or metastatic UC and other Nectin-4 expressing tumors in     . Upon clearance of the IND, we plan to initiate a multi-site Phase 1b clinical trial in the United States in     . Independently, a Phase 1b investigator-initiated clinical trial is expected to begin in      to evaluate [225Ac]Ac-AKY-1189 for the treatment of locally advanced or metastatic UC, breast cancer, NSCLC, colorectal cancer and cervical cancer, all of which are Nectin-4 expressing tumors.

Nectin-4: a clinically validated oncology target

Nectin-4 is the target of Padcev which is approved worldwide for the treatment of locally advanced or metastatic UC. Nectin-4 is a surface protein that is expressed in a wide variety of solid tumor types and has very limited expression in normal adult tissues. Robust expression of Nectin-4 has been reported in various solid tumor indications, including UC, breast, NSCLC, colorectal, pancreatic, ovarian, cervical, head and neck, gastric, and esophageal cancers, with Nectin-4 expression levels of approximately 50-95% observed in multiple tumor types. Up to an estimated 193,000 cancer patients are diagnosed annually in the United States with solid tumors that may express Nectin-4. The expression of Nectin-4 is associated with poor patient prognosis and unfavorable tumor progression. We believe that elevated Nectin-4 expression in these solid tumors supports our ongoing evaluation of [225Ac]Ac-AKY-1189 in UC and beyond.

Elevated Nectin-4 mRNA expression expressed in multiple tumor types

Background on UC and other Nectin-4 expressing solid tumors

UC is a cancer that begins in the cells that line the urethra, bladder, ureters, renal pelvis, and other organs. Over 90% of bladder cancers in the United States are UCs. The National Cancer Institute estimates that there will be greater than 83,000 new cases of bladder cancer and approximately 16,800 bladder cancer related deaths in the United States in 2024. Bladder cancer represents 4% of all cancers in the United States and is the fourth most common cancer in men, though less common in women. In 2024, the total number of patients with locally advanced or metastatic UC in the United States is estimated to be approximately 18,000.

Until recently, the most common treatment for patients diagnosed with locally advanced or metastatic UC was chemotherapy with platinum-based drugs, such as carboplatin or cisplatin in combination with gemcitabine. Patients with metastatic disease that progressed during or after platinum-based chemotherapy were increasingly being treated with checkpoint immunotherapy. A number of PD-1 and PD-L1 checkpoint inhibitors have been approved by the FDA for use in refractory bladder cancer with objective response rates observed in clinical trials between 15 to 21%.

Due to the ubiquitous and robust expression of Nectin-4 in UC, no companion diagnostic or tissue testing for Nectin-4 is required. To date, there is only one approved Nectin-4 targeted therapy for UC, the ADC enfortumab vedotin, marketed as Padcev by Pfizer and Astellas. Padcev in combination with pembrolizumab is the standard of care for first line treatment of patients with locally advanced and metastatic UC with no clear standard of care for subsequent lines of therapy. In locally advanced or metastatic UC patients previously treated with a PD-1 or PD-L1 inhibitor and/or platinum-based chemotherapy, treatment with Padcev monotherapy led to a 40.6% overall response rate and improved overall survival to 12.9 months compared to 9.0 months for patients treated with chemotherapy. In treatment-naïve patients with locally advanced or metastatic disease, Padcev in combination with pembrolizumab led to a 67.7% overall response rate and an overall survival of 31.5 months compared to 16.1 months for patients treated with chemotherapy. These recent data from Padcev in combination with pembrolizumab led to its recommendation as a first-line treatment for patients with locally advanced or metastatic bladder cancer. Sales of Padcev in 2023 were approximately $1 billion with estimated peak sales of up to $6.5 billion.

Although Padcev received initial regulatory approval from the FDA in 2019 for the treatment of locally advanced or metastatic UC, it has not been approved for the treatment of other Nectin-4-expressing tumors and there has been limited clinical development activity to design therapeutics targeting other Nectin-4 expressing tumors, which may be due to the need to develop a companion diagnostic for tissue testing when utilizing an ADC. In clinical trials leading to the initial approval of Padcev, Nectin-4 expression was observed in all 120 UC patients with available tumor biopsies, and the FDA agreed that the use of an in vitro diagnostic for Nectin-4 expression was not essential to the safe and effective use of Padcev.

Other cancers, including breast, NSCLC, colorectal and cervical have been shown to express Nectin-4, though overexpression may not be as ubiquitous as in UC. Breast cancer is the second most common type of cancer in women in the United States with more than 360,000 patients anticipated to be diagnosed in 2024. Lung cancer is the third most common cancer in the United States with 235,000 patients diagnosed annually and more people in the United States dying from lung cancer than any other type of cancer. NSCLC is the most common type of lung cancer, accounting for about 80 to 85% of all lung cancer cases. Colorectal cancer develops in the colon or rectum with estimates of 150,000 new cases in the United States in 2024. Cervical cancer starts in the cells lining the cervix, the lower part of the uterus, and it is estimated that approximately 13,800 new cases of invasive cervical cancer will be diagnosed in the United States in 2024.

We believe there is a significant opportunity to develop novel therapies with improved therapeutic profiles in these large patient populations with significant unmet medical needs.

Our solution: [225Ac]Ac-AKY-1189

Our lead product candidate, [225Ac]Ac-AKY-1189, contains a miniprotein, AKY-1189, that specifically binds to Nectin-4, which is conjugated via chelation to 225Ac. AKY-1189 is a 45-amino-acid miniprotein covalently attached to an established radioisotope chelator, DOTA, through a short, chemically stable linker. In our preclinical mice models, AKY-1189 was observed to specifically localize to Nectin-4 expressing tumors while minimizing exposure to the kidneys and other normal organs and tissues. Clinical imaging assessments using conjugated imaging radioisotope of AKY-1189, [68Ga]Ga-AKY-1189 and [177Lu]Lu-AKY-1189, have demonstrated the ability of AKY-1189 to target UC and other solid tumors known to express high levels of Nectin-4, while being rapidly cleared from the body and avoiding normal organs and tissues.

Discovery and development of AKY-1189 utilizing our miniprotein radioconjugate platform

We have leveraged our proprietary miniprotein radioconjugate platform to discover and develop AKY-1189 following an evaluation of millions of potential candidates through a combination of computational modeling, directed evolution, functional screening, in vivo profiling and medicinal chemistry. Our approach enabled us to optimize the physicochemical, potency, and pharmacological properties of miniprotein binders that led to the discovery of AKY-1189.

AKY-1189 is engineered to be thermally stable to at least 75°C to enable the manufacture of [225Ac]Ac-AKY-1189. The conjugated radiopharmaceutical is designed to maintain radiochemical stability for at least four days to support central manufacturing and enable flexible distribution and clinical administration.

The binding affinity, referred to as KD, of AKY-1189 to Nectin-4 was determined to be 0.22 nanomolar, or nM, by surface plasmon resonance. The Ki, or inhibitory constant, which also measures binding affinity, of this miniprotein to Nectin-4 expressing tumor cells was determined to be 0.82 nM, and within the range of 0.1 nM to 1 nM targeted by therapeutic antibodies designed to deliver cytotoxins to tumors, such as ADCs. No off-target binding of AKY-1189 was detected when tested at a concentration of 450 times higher than its KD for Nectin-4. This selectivity testing was conducted for more than 6,200 surface expressed or secreted proteins, including Nectin-1, -2, and -3. Furthermore, no binding was observed in a tumor cell line in which the gene for Nectin-4 had been removed by CRISPR knockout. We believe the binding affinity and selectivity of AKY-1189 supports a favorable risk-benefit profile.

In addition to high Nectin-4 binding affinity, we designed AKY-1189 to be minimally retained in the kidney. Our optimization process is exemplified by examining the progression of the properties from our earlier Nectin-4 targeted miniproteins, AKY-807 and AKY-1162, to AKY-1189. In vitro binding assays demonstrated that AKY-807 was a potent and selective binder to Nectin-4 expressing tumor cells but in vivo imaging studies with an imaging radioisotope, [111In]In-AKY-807, demonstrated that the AKY-807 also localized to the kidneys. However, while some localization in the kidneys was expected given renally-cleared molecules are subject to reabsorption in the kidney, we observed that high levels remained in the kidneys for 22 hours after dosing. Through a series of sequence modifications to the miniprotein, we generated a series of molecules, including AKY-1162 and AKY-1189, that improved the Nectin-4 binding affinity and tumor binding, while simultaneously reducing kidney retention. As seen in the images below, there was considerable improvement in the lack of kidney retention, coupled with improvement in tumor uptake from AKY-807 to AKY-1162 to AKY-1189.

AKY-1189’s rapid tumor uptake and kidney washout 22 hours after administration compared with previous miniproteins

Brightly colored areas depict presence of imaging radioisotope in mice implanted with xenograft tumors on right forelimb

Figure left shows low kidney uptake and more rapid washout of AKY-1189 over 22 hours compared to other miniproteins. Figure right depicts more rapid and retained tumor uptake of AKY-1189 over 22 hours compared to other miniproteins.

In vivo preclinical studies

Tumor and normal tissue uptake

To assess the potential of AKY-1189 in tumor xenograft models we used two versions of the HT-1376 human UC cell line, which is epithelial-like cell isolated from the urinary bladder of a patient with cancer. The expression levels were determined by histochemical staining and scored using the Histochemical Scoring Assessment, or H-score, which has a range of 0-300, with higher scores representing higher expression. In one cell line, noted as low expression in the image below, Nectin-4 expression was limited to the endogenous levels of the cell line, with an H score of 175. In the other cell line, noted as representative expression in the image below, we used genetic engineering to increase the level of Nectin-4 expression to more closely match that observed in representative metastatic UC patient biopsies, with an H-score of 291. Between 55-90% of metastatic UC patients are initially diagnosed with a H-score similar to the representative expression cell line.

Nectin-4 expression in the modified HT-1376 cell line matched that observed in a representative biopsy from a metastatic UC patient that has high levels of Nectin-4 expression

We assessed the ability of AKY-1189 to localize to tumors in a mouse xenograft model using the representative Nectin-4 expressing HT-1376 cell line. Dosing with the imaging radioisotope [111In]In-AKY-1189 allowed quantitative measurement of [111In]In-AKY-1189 biodistribution using single-photon emission computed tomography, or SPECT, imaging. Within minutes of dosing, the highest levels of [111In]In-AKY-1189 were found in the tumor. These levels in the tumor were maintained for approximately two hours, after which the levels slowly declined over the 24-hour observation period, with retention observed for up to three days after dosing. In contrast, the levels of [111In]In-AKY-1189 observed in the kidneys rose within minutes after dosing and then rapidly declined as [111In]In-AKY-1189 was eliminated from the body. This desired preclinical biodistribution profile, high tumor uptake and reduced exposure to organs and normal tissues, supported the advancement of [225Ac]Ac-AKY-1189. We believe this biodistribution profile enables a wide therapeutic window for [225Ac]Ac-AKY-1189 in treating patients with Nectin-4 expressing tumors.

AKY-1189 was localized and retained in tumors,

while being rapidly washed out from the kidneys

Brightly colored areas depict presence of imaging radioisotope four hours after dosing (left) and 24 hours after dosing (right), in mice implanted with xenograft tumors on right forelimb

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Figure left shows low kidney uptake and rapid washout of AKY-1189 over 24 hours. Figure right depicts high, rapid and retained tumor uptake of AKY-1189 over 24 hours.

Based on our modeling of the pharmacokinetics of AKY-1189 and scaling to projected human doses, we estimate that a dose of 7.4 MBq of [225Ac]Ac-AKY-1189, a standard dose of 225Ac-based radiopharmaceuticals that has demonstrated anticancer effects, will result in a low systemic and kidney exposure to radiation. The ability to deliver a radiopharmaceutical at a dose that is both safe and efficacious is critical and these preclinical predictions lie well within what we believe is a viable range for eventual clinical development and, if approved, commercialization. We believe that the therapeutic window of [225Ac]Ac-AKY-1189 can improve tolerability and patient quality of life and provide the opportunity to potentially explore higher doses that could improve efficacy. The profile of [225Ac]Ac-AKY-1189 provides the potential for flexibility in both the schedule and administered dose before approaching the EBRT benchmark limit of 23 RBE5Gy for kidneys. This is a level at which EBRT has been associated with a risk of chronic kidney disease in five percent of patients five years after dosing.

Dosimetry scaling suggests that the radiation exposure to the kidney in humans will be well within the range generally considered to be acceptable in the field and below thresholds associated with kidney toxicity

Anticancer activity of [225Ac]Ac-AKY-1189

As shown below, [225Ac]Ac-AKY-1189 also had increased anticancer activity in both high and low Nectin-4 expressing tumors in xenograft models. In our preclinical study, we observed that mice bearing HT-1376 tumors expressing low or representative levels of Nectin-4 were administered with either a single intravenous dose of 1 µCi, or microcuries, of [225Ac]Ac-AKY-1189 or vehicle (n=8 mice per group). Treatment with [225Ac]Ac-AKY-1189 resulted in a mean tumor regression of 53% in the representative Nectin-4 expressing tumors by day 25 (n=8 remaining animals) and an overall survival rate of 75% at the end of an eight-week observation period where median survival was not reached during the observation period. Treatment with vehicle in the representative Nectin-4 expressing tumors had no surviving animals at the end of the observation period and had a median overall survival of 28.5 days (n=5 remaining animals at day 25). In low Nectin-4 expressing tumors, [225Ac]Ac-AKY-1189 treatment led to an average tumor growth inhibition of 62% at day 25 (n=8 remaining animals at day 25) and led to a median survival of 49 days. In low Nectin-4 expressing tumors, treatment with vehicle led to a median survival of 26.5 days (n=6 remaining animals at day 25). Body weight was monitored as a surrogate of overall animal health. Animal weights remained constant throughout the treatment period, indicating that [225Ac]Ac-AKY-1189 treatment was well tolerated.

[225Ac]Ac-AKY-1189 had increased anticancer activity in both high and low Nectin-4 expressing tumors in xenograft models

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Furthermore, treatment of mice harboring HT-1376 tumors with a single dose of [225Ac]Ac-AKY-1189 resulted in improved tumor growth inhibition compared to multiple doses of Padcev, assessed in the same study. The mice expressing low levels of Nectin-4 were treated with a single intravenous dose of 2 µCi of [225Ac]Ac-AKY-1189 on day zero. As depicted below, this resulted in a mean tumor growth inhibition of 75% at day 38 compared to 53% inhibition after three administrations of Padcev on day zero, 7 and 14 (depicted in figure A below). Animal weights remained constant during the treatment period, indicating that both regimens were well-tolerated (depicted in figure B below). To compare the anticancer activity and tolerability of Padcev, we calculated the dose to be used in mice based off the approved clinical dose and regimen. The dosing regimen used for Padcev of 3mg/kg once a week for three weeks in mice, demonstrated plasma exposures with an area under the curve, or AUC, of 88 µg*day/mL (depicted in figure C below), similar to those observed in patients treated with the clinical regimen of 1.25mg/m2 (AUC = 111+38 µg*day/mL). AUC is a measure of drug exposure over time. When comparing this clinically relevant dose of Padcev to [225Ac]Ac-AKY-1189, we observed a favorable response for [225Ac]Ac-AKY-1189 in Padcev responsive tumors.

A single administration of [225Ac]Ac-AKY-1189 resulted in greater inhibition of tumor growth than Padcev in low Nectin-4 expressing tumors in xenograft models

Cmax denotes maximum drug concentration; T1/2 denotes time required to decrease drug concentration by half

Named patient use pursuant to Section 21 of South Africa’s Medicines and Related Substances Act

Mike Sathekge, MD, Head of Nuclear Medicine Department, University of Pretoria and Steve Biko, Academic Hospital, and President and Chief Executive Officer, Nuclear Medicine Research Infrastructure, or NuMeRI, administered radioconjugated AKY-1189 provided by us to a limited number of their patients in South Africa pursuant to Section 21 of the MRSA, which allows healthcare providers to administer unregistered medicines to patients, as authorized by SAPHRA.

AKY-1189 conjugated to an imaging radioisotope, [68Ga]Ga-AKY-1189, was dosed in 20 patients with UC, breast cancer, NSCLC, colorectal cancer and cervical cancer. Of these 20 patients, all 20 were available for safety and normal tissue distribution assessment, and 15 were evaluable for tumor uptake. A subset of nine patients underwent kidney dosimetry with [177Lu]Lu-AKY-1189 and eight patients were evaluable for quantitative assessment of the absorbed dose of radiation to the kidney and bone marrow. One patient also received AKY-807 conjugated to the same imaging isotopes allowing for intra-patient comparison of tumor uptake and absorbed dose to the kidney. In line with the preclinical predictions, AKY-1189 showed superior tumor uptake with less radiation exposure to the kidneys compared to AKY-807, with no adverse events observed.

The figure below depicts normal tissue distribution of [68Ga]Ga-AKY-1189, and robust tumor uptake, including in brain metastasis. Dark areas in the image below depict uptake of [68Ga]Ga-AKY-1189.

Representative PET/CT image of a patient dosed with [68Ga]Ga-AKY-1189 after 1 hour

Tumor uptake was evaluated with [68Ga]Ga-AKY-1189 in 15 patients via PET/CT one hour post-injection. Standard uptake values, or SUVs, were calculated using standard methodology also utilized in standard diagnostic PET/CT images. As depicted in the chart below, SUVs were consistently at or above the levels expected to be required for efficacy and in line with SUVs reported for approved radiopharmaceuticals. This was observed across all tumor types assessed including UC, breast cancer, NSCLC, colorectal cancer and cervical cancer, as depicted in the image below on the left. For context, in an editorial published in 2023, Michael Hofman depicted the observed SUVmax for various approved radiopharmaceuticals, including Pluvicto, Lutathera and purported next alpha generation therapies. His study set forth the observed SUVmax for PSMA and SSTR in the range from 10-100, as depicted in the image below on the right.

[68Ga]Ga-AKY-1189 tumor uptake across assessed tumor types suggests actionable therapeutic range	Uptake of approved radiopharmaceuticals targeting PSMA and SSTR2

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Hierarchy of SUVs: from left to right, iodine-131, PSMA, somatostatin receptor (DOTATATE), fibroblast activation protein inhibitor, and purported next-generation theranostics

(referenced as “game changing” in the article).

Increasing tumor uptake with [177Lu]Lu-AKY-1189 with no accumulation observed in normal tissues observed at 48 hours

1 ~5.55 GBq (150mCi) administered activity

The figures above depict normal tissue deposition and tumor uptake of [177Lu]Lu-AKY-1189 during a 48-hour period. Dark areas in image depict tissue and tumor uptake of [177Lu]Lu-AKY-1189. At 24 hours post administration, [177Lu]Lu-AKY-1189 exposure increased in the tumors without accumulation of exposure to normal tissues.

The [177Lu]Lu-AKY-1189 data suggests the predicted absorbed dose to the kidney (median absorbed dose of 0.30 gray/gigabecquerel, or Gy/GBq) and bone marrow (median absorbed dose: 0.01 Gy/GBq) allows for six or more therapeutic doses to be safely administered. These data are consistent with other approved radiopharmaceuticals, including Pluvicto, where the kidneys and bone marrow are not considered dose-limiting organs, when conjugated to either 177Lu or 225Ac. We plan to evaluate these findings in future clinical trials.

Our clinical development strategy

We intend to file an IND application with the FDA for [225Ac]Ac-AKY-1189 for the treatment of locally advanced or metastatic UC and other Nectin-4 expressing tumors in     . Upon clearance of the IND, we plan to initiate a multi-site Phase 1b clinical trial in the United States in     . The Phase 1b trial in the United States will enroll approximately 150 patients and follow a dose escalation strategy utilizing the Bayesian Optimal Interval, or BOIN, design, which is a method used for early phase dose-finding based on model-assisted design elements and is used to determine a suitable dose for consideration in later-stage oncology trials. The Phase 1b trial will only enroll patients with locally advanced or metastatic UC in the dose escalation portion. Imaging and dosimetry in the United States trial will be done with [64Cu]Cu-AKY-1189 allowing for multiple timepoint assessments through PET/CT. No imaging selection criteria are employed through dose escalation. Patients will receive up to six cycles of [225Ac]Ac-AKY-1189 at increasing dose levels. Following completion of dose escalation, dose expansions will be conducted in locally advanced or metastatic UC (n=30), triple-negative breast cancer (n=30) and a basket cohort of other tumors known to have high Nectin-4 expression, including NSCLC, colorectal cancer and cervical cancer (n=40). The primary endpoint of the trial will be to assess safety and tolerability of [225Ac]Ac-AKY-1189. Secondary endpoints include objective response rate (as measured by RECIST v1.1, a standard way to measure the response of a tumor to treatment), duration of response, progression-free survival, overall survival, changes in quality of life, and to characterize pharmacokinetic and pharmacodynamic profiles.

Based on the results of our trial, we plan to seek alignment with the FDA to conduct a pivotal Phase 2 trial for accelerated approval of [225Ac]Ac-AKY-1189 for locally advanced or metastatic UC and other Nectin-4 expressing tumors.

Independently, an investigator-initiated clinical trial in collaboration with NuMeRI, Pretoria, South Africa is anticipated to enroll 63 patients across dose escalation and expansion cohorts in     . The dose escalation phase of the trial will follow a BOIN design and select patients with locally advanced or metastatic UC, breast cancer, NSCLC, colorectal cancer and cervical cancer. Patients will be injected with a single dose of [68Ga]Ga-AKY-1189 and PET/CT images will be used to determine the presence of Nectin-4 expressing tumors. Patients determined to be Nectin-4 positive will move to the [225Ac]Ac-AKY-1189 dose-escalation portion of the trial and receive up to six cycles of [225Ac]Ac-AKY-1189 at increasing dose levels. Upon completion of dose escalation portion, a dose expansion portion will be conducted in up to 16 patients with locally advanced or metastatic UC. Additional dose expansions may be conducted in up to 20 patients to explore other indications, such as breast cancer, NSCLC, colorectal cancer and cervical cancer. The primary endpoint of the trial will be to assess safety and tolerability of [225Ac]Ac-AKY-1189. Secondary endpoints include objective response rate utilizing RECIST v1.1, duration of response, progression-free survival, overall survival, changes in quality of life and to characterize pharmacokinetic and pharmacodynamic profile.

[225Ac]Ac-AKY-2519 targeting B7-H3 expressing tumors

We are developing a novel miniprotein radioconjugate, [225Ac]Ac-AKY-2519, to deliver 225Ac to B7-H3 expressing lung, breast, prostate, and potentially other cancers. B7-H3 is a pan-tumor target that has attracted substantial clinical development efforts across different modalities including antibody-drug conjugates due to its robust expression in major tumor types and limited expression on normal tissues. Physiologically, B7-H3 plays a role in adaptive immunity and in cancers has been shown to act as an immune checkpoint. We estimate that approximately 75% of all lung and breast cancers and 50% of prostate cancers express B7-H3, while also being expressed on other solid tumors. We are planning to conduct human imaging studies in 2025 to guide further development.

Preclinical study of [225Ac]Ac-AKY-2519

To assess the anticancer efficacy of [225Ac]Ac-AKY-2519, mice bearing NCI-H358 small cell lung cancer xenografts which endogenously express B7-H3 were treated with a single intravenous administration of either 1.0 or 0.5 µCi of [225Ac]Ac-AKY-2519 or vehicle (n=8 mice per group). As shown below, [225Ac]Ac-AKY-2519 was observed to have a dose-dependent anticancer activity in human non-small cell lung cancer xenografts expressing B7-H3. Treatment with [225Ac]Ac-AKY-2519 resulted in a mean tumor growth inhibition of 92% and 80% at day 40 in the 1.0 or 0.5 µCi groups, respectively. The best response measured per animal across all timepoints demonstrated an average regression of 48% in the 1 µCi treated group and 34% in the 0.5 µCi treated group. Body weight was monitored as a surrogate of overall animal health. Animal weights remained constant throughout the treatment period, indicating that [225Ac]Ac-AKY-2519 treatment was well tolerated while demonstrating dose-dependent suppression of tumor growth.

Competition

The development and commercialization of new radiopharmaceutical products is highly competitive. We face and will continue to face competition from third parties that use radioisotopes and from companies focused on more traditional therapeutic modalities. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization of new products.

We consider our most direct competitors to be companies developing targeted alpha-based radiopharmaceuticals for the treatment of cancer. There are several companies developing targeted alpha-based radiopharmaceuticals for the treatment of cancer, including Abdera Therapeutics, Actinium Pharmaceuticals, Inc., Alpha9 Oncology, Inc., Artbio AS, Bayer AG, Convergent Therapeutics, Fusion Pharmaceuticals Inc. (acquired by AstraZeneca), Johnson & Johnson, Mariana Oncology, Inc. (acquired by Novartis AG), Perspective Therapeutics, POINT Biopharma Global Inc. (acquired by Eli Lilly), RadioMedix, Inc., RayzeBio, Inc. (acquired by Bristol Myers Squibb) and Telix Pharmaceuticals Limited. These companies are targeting a wide range of solid and hematologic malignancies using various alpha emitting isotopes, including 223radium, lead-212, and 225Ac. The first and only approved alpha particle-based therapy is Bayer’s Xofigo (223radium) which is a salt of radium that cannot easily and robustly be attached to a targeting molecule, but naturally localizes to regions where cancer cells infiltrate bone. Xofigo was approved in 2013 for the treatment of prostate cancer with symptomatic bone metastases.

There are several companies with approved beta-emitting radiopharmaceuticals, including Lantheus Holdings, Novartis, Bayer, Sirtex, Boston Scientific and Q BioMed Inc. and other companies developing beta-emitting radiopharmaceuticals, including POINT Biopharma Global, ITM Isotope Technologies Munich SE, Y-Mabs and Telix Pharmaceuticals Limited. The beta emitting isotopes used by these companies include iodine-131, 177Lu, strontium-89 and yttrium-90. A recently approved beta particle-based radiopharmaceutical is Novartis’ Pluvicto, which was approved by the FDA in 2022 for the treatment of patients with metastatic prostate cancer.

Our competitors will also include companies that are or will be developing other treatment methods, including those utilizing other radioisotopes, as well as therapies for the same indications in oncology that we are targeting. In addition to the competitors we face in developing radiopharmaceuticals, we will also face competition in the indications we expect to pursue. To compete effectively with these existing therapies, we will need to demonstrate that our therapies are favorable to existing therapeutics and obtain comparable coverage and reimbursement for our product candidates.

Many of our current or future competitors have significantly greater financial resources and expertise in research and development, isotope supply chain logistics, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, obtaining reimbursement for and marketing of approved products than we do. Mergers and acquisitions in the biotechnology, pharmaceutical and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we or our collaborators may develop. Our competitors also may obtain FDA or other foreign regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. Even if the product candidates we may develop in the future achieve regulatory approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness. Moreover, technological advances or products developed by our competitors may render our technologies or product candidates we may develop in the future obsolete, less competitive, or not economical. The key competitive factors affecting the success of [225Ac]Ac-AKY-1189 and our other current and future product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Intellectual property

Our success depends in part on our ability to obtain, maintain, protect, defend and enforce proprietary protection for our product candidates and other discoveries, inventions, trade secrets and know-how that are critical to our business operations. Our success also depends in part on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of others, and in part on our ability to prevent others from infringing, misappropriating or violating our intellectual property or proprietary rights. A discussion of risks relating to intellectual property is provided under the section titled “Risk factors—Risks related to intellectual property.”

With respect to our [225Ac]Ac-AKY-1189 program, as of October 7, 2024, we own one pending international patent application filed under the Patent Cooperation Treaty, or a PCT Application, and two pending foreign non-provisional patent applications in each of Taiwan and Argentina, which are directed to, among other things, composition of matter and uses of [225Ac]Ac-AKY-1189. We do not own or license any issued patents related to our [225Ac]Ac-AKY-1189 program. In addition, we do not expect to own or license any patents or patent applications that cover the active ingredient in [225Ac]Ac-AKY-1189, which is Ac225. Any patents issuing from the patent applications we own or future patent applications that we may file based on these applications are expected to expire in 2044, excluding any patent term adjustments or extensions that may be available and assuming timely payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

With respect to our platform program, as of October 7, 2024, we own one pending PCT Application, and three pending U.S. provisional patent applications. We do not own or license any issued patents related to our platform program. National phase entries into countries that are party to the Patent Cooperation Treaty will begin within 30 months from the earliest date to which the PCT Application claims priority. Any patents that issue from these national phase entries are expected to expire in 2043, excluding any patent term adjustments or extensions that may be available and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. If one or more non-provisional patent applications are filed from each of the three currently pending U.S. provisional patent applications, any patents issuing from any such non-provisional patent applications or future patent applications that we may file based on these applications are expected to expire in 2045, excluding any patent term adjustments or extensions that may be available and assuming timely payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

With respect to our discovery programs, as of October 7, 2024, we own six pending U.S. provisional patent applications and two pending PCT Applications, each of which is directed to compositions of matter and uses for miniproteins against our targets of interest. We do not own or license any issued patents related to our discovery programs. For each of our PCT Applications, national phase entries into countries that are party to the Patent Cooperation Treaty will begin within 30 months from the earliest date to which each of our PCT Applications claims priority. Any patents that issue from these national phase entries of each of our PCT Applications are expected to expire in 2043 and 2044, excluding any patent term adjustments or extensions that may be available and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. Any patents issuing from the currently pending provisional patent applications or future patent applications that we may file based on these applications are expected to expire between 2044 and 2045, excluding any patent term adjustments and extensions that may be available and assuming timely payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

U.S. provisional patent applications are not eligible to become issued patents unless and until, among other things, we file one or more non-provisional U.S., foreign, and/or PCT Applications within 12 months of the first-filed provisional application to which these non-provisional applications claim priority. With regard to such U.S. provisional patent applications, if we do not timely file any non-provisional patent applications, we will lose our priority date with respect to subject matter and inventions disclosed in these provisional patent applications. Provided no statutory bars to patentability have occurred during the 12-month pendency of the provisional patent application, the option to refile and obtain a later filing date remains open. While we intend to timely file non-provisional patent applications related to our provisional patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage. Further, our PCT Applications are not eligible to become patents until, among other things, we timely file national stage patent applications in jurisdictions that are party to the Patent Cooperation Treaty, and in which we seek patent protection. If we do not timely file any national stage patent applications, we may lose our priority date with respect to our PCT Applications and any patent protection on inventions disclosed in such PCT Applications.

The proprietary nature of, and protection for, our product candidates and their methods of use are an important part of our strategy to develop and commercialize novel medicines. We have filed for or licensed patents rights relating to certain of our product candidates and are pursuing additional patent protection for them and for our other product candidates and technologies. In addition to patent protection, we also rely on trade secrets, know-how, trademarks, confidential information, other proprietary information and continuing technological innovation to develop, strengthen and maintain our competitive position. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, consultants, contractors and collaborators, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality and invention assignment agreements upon the commencement of employment or consulting relationships with us. However, such confidentiality agreements can be breached, and we may not have adequate remedies for any such breach. For more information regarding the risks related to our intellectual property, see the section titled “Risk factors—Risks related to intellectual property.”

License and collaboration agreements

Institute for Protein Innovation License Agreement

On November 1, 2021, we and the Institute for Protein Innovation, Inc., or IPI, entered into an Exclusive License Agreement, as amended on July 26, 2022, the IPI Agreement, pursuant to which IPI granted us an exclusive, worldwide license, with the right to sublicense (subject to certain conditions), under certain of IPI’s patents and know-how related to certain binder proteins, targeting up to 14 target proteins, including Nectin-4, to research, develop, make, have made, and commercialize certain products. Pursuant to the IPI Agreement, IPI also granted us a non-exclusive license to certain intellectual property rights required to research, develop, make, have made, and commercialize certain products.

Upon execution of the IPI Agreement, we paid an upfront license fee of $0.2 million and are required to pay an annual license fee of less than $0.1 million until the first commercial sale of the first licensed product, pursuant to which we have paid an aggregate of $0.1 million through December 31, 2023. The IPI Agreement requires us to pay up to an aggregate of $24.0 million upon achievement of certain regulatory and development milestones. In addition, if we successfully commercialize a licensed product under the IPI Agreement, we are required to pay low single-digit royalties on net sales, on a product-by-product and country-by-country basis, subject to specified reductions, until the later of (a) the expiration of the last to expire valid claim covering the manufacture, use or sale of such licensed product in such country or (b) ten years after the first licensed product sale in such country. The royalties are subject to specified and capped reductions for payments owed to third parties for additional rights necessary to commercialize licensed products.

The IPI Agreement requires us to use diligent and commercially reasonable efforts to develop and commercialize a licensed product.

At any time after the fifth year anniversary of the IPI Agreement, if IPI receives a third-party request to license certain rights granted to us pursuant to the IPI Agreement for which we are not actively developing or commercializing a licensed product, we must either (i) submit a commercially reasonable development plan for such undeveloped field to IPI that we will put into effect within a certain number of days, (ii) substantiate why granting a license to such rights in such undeveloped field to the third party is not in our best business interest or (iii) enter into good faith negotiations with such third party for such rights in such undeveloped field.

Unless earlier terminated, the IPI Agreement will expire at the end of the last to expire royalty term. IPI may, at its election, either terminate the IPI Agreement, convert any of our exclusive license rights into non-exclusive rights, or choose to reduce the field or territory, if (a) the first commercial sale of a licensed product does not occur by January 1, 2035 or the payment of earned royalties, once begun, ceases for more than eight consecutive calendar quarters; (b) we default in the timely payment of any amount due or are otherwise in breach of the IPI Agreement and fail to remedy such default or breach within 30 days after written notice thereof; (c) we are found, on more than one examination, to have underreported or underpaid any royalty payment by more than five percent in any three calendar quarters in the period under examination; (d) we cease to carry on our business related to the subject matter of the licensed patents or (e) we become insolvent or file a petition regarding bankruptcy or insolvency or other certain insolvency or bankruptcy-related events occur. We may terminate the IPI Agreement in its entirety, with or without cause, upon 60 days’ written notice.

TRIUMF License Agreement

On July 21, 2022, we and TRIUMF Inc., a Canadian non-profit, or TRIUMF, TRIUMF Innovations, Inc., a Canadian non-profit, the University of British Columbia, and BC Cancer, a provincial health services authority, entered into a License Agreement, the TRIUMF License. Pursuant to the TRIUMF License, TRIUMF, the University of British Columbia and BC Cancer, or the Licensors, granted us a non-exclusive, worldwide license, with right to sublicense (subject to certain conditions), under certain patents and know-how related to the Licensors’ chelator technology to make, use, sell, offer for sale, import, and export certain radiopharmaceutical products for the diagnosis, treatment, amelioration, and prevention of human diseases and conditions. None of our product candidates currently incorporate, or rely on, the licensed patents and know-how from the TRIUMF License.

We paid an initial license fee of $0.1 million upon execution of the TRIUMF License. The TRIUMF License requires us to pay up to an aggregate of $2.0 million upon achievement of certain regulatory and development milestones. We are also obligated to pay low single digit royalties on net sales of licensed products, on a product-by-product basis. For licensed products not covered by a valid claim of a licensed patent, our royalty obligation terminates on the tenth anniversary of the first commercial use of such licensed product in each country.

Unless earlier terminated, the TRIUMF License will expire on the later of the twelfth-year anniversary of the TRIUMF License or the expiry of the last patent subject to the TRIUMF License. We may terminate the TRIUMF License for convenience upon 60 days’ written notice. The Licensor may, at its option, terminate the TRIUMF License if (i) we become insolvent, cease to carry on business or other certain insolvency or bankruptcy-related events occur, (ii) we breach certain provisions (including those related to sublicenses, confidentiality, and insurance), (iii) the licensed patents and know-how become subject to any security interest, lien, charge or encumbrance in favor of a third party through our action or (iv) there is an uncured breach by our sublicensee and we do not terminate the respective sublicense agreement. Either party may terminate the TRIUMF License for uncured breach, subject to specified cure periods.

University of Minnesota License Agreement

On March 3, 2023, we and the Regents of the University of Minnesota, or the University of Minnesota, entered into an Exclusive License Agreement, the Minnesota License, pursuant to which the University of Minnesota and the Stanford University, or Stanford, granted us, solely for human and veterinary uses, an exclusive license under the University of Minnesota’s and Stanford’s rights in certain patents related to certain binding proteins to make, use, sell, offer for sale, and import certain therapeutic and diagnostic products in the countries where there are licensed patents and a non-exclusive license to use licensed technical information. The University of Minnesota and Stanford jointly own one of the licensed patent applications, and Stanford has granted the University of Minnesota the authority to administer Stanford’s interest in such patent application. We have the right to sublicense our rights through multiple tiers under certain conditions. Our rights under the Minnesota

License are subject to the federal government’s use rights and requirements, including that any licensed products sold or used in the United States must be manufactured substantially in the United States, and certain rights retained by the University of Minnesota and Stanford solely for teaching, research, and educational purposes, including use for research sponsored by a for-profit entity, provided that this retained right does not include research sponsored by a for-profit entity for a three-year period from the effective date. None of our product candidates currently incorporate, or rely on, the patents and know-how from the Minnesota License.

Pursuant to the Minnesota License, we are obligated to meet certain performance milestones, including minimum spends on research and development and commercialization activities as well as performing certain regulatory filings and clinical studies. We are also required to use our commercially reasonable efforts to commercialize the licensed patents and technical information and to manufacture, offer to sell and sell licensed products throughout the territory as soon as practicable and to maximize sales thereof during the term of the Minnesota License. If we (a) fail to initiate research and development of a licensed product for human or veterinary use by March 3, 2027 or (b) have initiated such research and development within such period but discontinue such research and development for longer than one year, then we must work with the University of Minnesota to identify a potential sublicensee to carry forward such research and development. If such a sublicense that is reasonably acceptable to the University of Minnesota is not entered into by March 3, 2028, then the field of use of our licenses granted by the University of Minnesota will be modified to exclude the undeveloped portion.

We paid an upfront fee of $0.1 million upon entering into the Minnesota License and are required to pay an annual license fee of less than $0.1 million throughout the term of the Minnesota License, pursuant to which we have paid an aggregate of $0.3 million through December 31, 2023. The Minnesota License requires us to pay up to an aggregate of $14.7 million upon achievement of certain regulatory and development milestones, subject to specified reductions upon regulatory approvals of the first therapeutic licensed product, and up to an aggregate of $35.0 million upon achievement of certain commercial milestones. In the event we are not developing a therapeutic licensed product and are only developing a diagnostic licensed product, we will be required to pay up to an aggregate of $1.5 million upon specified regulatory approvals for up to three diagnostic licensed products. In addition, we are required to pay low single-digit tiered royalties on net sales of any licensed product, with minimum annual royalty payments that increase during the term of the Minnesota License. Diagnostic licensed products are not subject to annual minimum royalties. The royalties are subject to specified and capped reductions for payments owed to third parties for additional rights necessary to commercialize licensed products. We are also required to pay an additional apportioned percentage of certain non-royalty consideration we receive from any of our sublicensees with respect to therapeutic licensed products ranging from mid-teens to mid-single-digits depending on certain milestones. In the event we are not developing a therapeutic licensed product and are only developing a diagnostic licensed product, such percentage will be low-tens to mid-single-digits.

Unless earlier terminated, the Minnesota License will expire when there is no licensed patent that includes a valid claim covering a licensed product. The University of Minnesota may terminate the Minnesota License if we (i) are delinquent on any report or payment, (ii) miss a performance milestone, (iii) commit a material breach of the Minnesota License, (iv) provide a materially false report, or (v) cease operations, become insolvent, attempt to use the licensed intellectual property as collateral or other certain insolvency- or bankruptcy-related events occur. We may terminate the Minnesota License if the University of Minnesota is in material breach or for convenience upon 60 days’ written notice and payment of an early termination fee of $10,000.

Eli Lilly and Company License, Research and Collaboration Agreement

On May 16, 2024, we and Eli Lilly entered into a License, Research and Collaboration Agreement, the Collaboration Agreement. Pursuant to the Collaboration Agreement, we granted Eli Lilly an exclusive (even as to us and our affiliates), royalty-bearing, worldwide license, with the right to sublicense, to certain of our patents and other intellectual property rights to exploit certain compounds and therapeutic or diagnostic products that contain such compounds solely as products that contain a radioactive isotope. We also granted Eli Lilly a non-exclusive, royalty-bearing, worldwide license, with the right to sublicense, to the intellectual property necessary or useful to exploit the licensed compounds and licensed products solely as products that contain a radioactive isotope and a non-exclusive, fully paid-up license, with the right to sublicense, to exploit certain other intellectual property developed under the Collaboration Agreement for any and all purposes (subject to certain limitations). In addition, we and Eli Lilly agreed to negotiate in good faith to enter into a separate agreement in the event the parties agree that the clinical development of a licensed compound requires, or would be benefited by, a license to one of our other compounds.

Under the Collaboration Agreement, Eli Lilly may designate a specified number of initial collaboration targets, with the right to substitute other targets. We will be responsible for research activities through initial human imaging studies for a lead candidate for each selected target, and Eli Lilly will thereafter be responsible for regulatory filings, clinical development and commercialization activities worldwide. Our development costs are capped, on a research plan-by-research plan basis. Eli Lilly will reimburse our reasonable out-of-pocket costs and full-time equivalent costs incurred in excess of the cap.

Eli Lilly paid us an upfront license fee of $60.0 million upon execution of the Collaboration Agreement. The Collaboration Agreement requires Eli Lilly to pay up to an aggregate of $525.0 million upon achievement of certain research, development, regulatory and commercial launch milestones and up to an aggregate of $630 million upon achievement of certain sales milestones. In addition, if Eli Lilly successfully commercializes a therapeutic or diagnostic product under the Collaboration Agreement, Eli Lilly is required to pay us tiered royalties of up to 10% based on annual net sales, on a product-by-product and country-by-country basis, subject to specified reductions, until the later of the expiration of licensed patent rights in a country, expiration of regulatory exclusivity, or ten years after the first product sale in such country. The Collaboration Agreement requires Eli Lilly to use commercially reasonable efforts to develop and commercialize a licensed product from a research program in certain markets and through satisfaction of certain criteria.

Unless earlier terminated, the Collaboration Agreement will continue on a licensed product-by-licensed product and country-by-country basis until the expiration of the applicable royalty term for such licensed product. Either party may terminate the Collaboration Agreement for uncured material breach, subject to specified cure periods. In certain instances, if Eli Lilly has the right to terminate the Collaboration Agreement for our uncured material breach, Eli Lilly may, at its option, continue the Collaboration Agreement where all payments due from Eli Lilly to us, on a prospective basis, will be reduced by a specified percentage and Eli Lilly diligence and reporting obligations will end. Eli Lilly may, at any time and without cause, terminate the Collaboration Agreement in its entirety or on a collaboration target-by-collaboration target or region-by-region basis upon sixty days’ notice.

In connection with the Collaboration Agreement, we and Eli Lilly entered into a Series A-1 redeemable convertible preferred stock purchase agreement pursuant to which we issued and sold an aggregate of 2,500,000 shares of our Series A-1 redeemable convertible preferred stock at a purchase price of $4.00 per share for aggregate net proceeds of $10.0 million.

Government regulation

Government authorities in the U.S., including federal, state, and local authorities, and in other countries, extensively regulate, among other things, the manufacturing, research and clinical development, marketing, labeling and packaging, storage, distribution, post-approval monitoring and reporting, advertising and promotion, and export and import of biological products, such as those we are developing. In addition, some government authorities regulate the pricing of such products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

Review and approval for licensing biologics in the U.S.

In the U.S., the FDA regulates biological products under the Federal Food, Drug, and Cosmetic Act, or the FDCA, the Public Health Service Act, or the PHSA, and their implementing regulations. FDA approval is required before any biological product can be marketed in the U.S. Biological products are also subject to other federal, state, and local statutes and regulations. If we fail to comply with applicable FDA or other requirements at any time during the product development process, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions or other consequences, including the FDA’s refusal to allow us to proceed with clinical testing, issuance of clinical holds for planned or ongoing studies, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, issuance of untitled or warning letters, product recalls, product seizures, import detentions or refusals, total or partial suspension of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution. Any such action could have a material adverse effect on us.

The process required by the FDA before product candidates may be marketed in the U.S. generally involves the following:

•	completion of extensive nonclinical laboratory tests and nonclinical animal studies in compliance with applicable good laboratory practices, or GLP, requirements;

•	submission to the FDA of an IND application, which must become effective before human clinical trials may begin in the U.S. and must be updated annually;

•	approval by an independent institutional review board, IRB, or ethics committee representing each clinical site before each clinical trial may be initiated;

•

performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCPs, to establish the safety and efficacy of the product candidate for each proposed indication;

•	manufacture of the drug substance and drug product in accordance with the FDA’s cGMP requirements, along with required analytical and stability testing;

•

preparation of and submission to the FDA of a biologics license application, or BLA, requesting marketing approval for one or more proposed indications, that includes sufficient evidence of establishing the safety, purity and potency of the proposed biological product for its intended indication, including from results of nonclinical testing and clinical trials;

•	review of the product application by an FDA Advisory Committee, where appropriate and if applicable;

•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

•

satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the proposed product is produced to assess compliance with cGMPs and to assure that the facilities, methods, and controls are adequate to preserve the product’s identity, quality, and strength;

•	satisfactory completion of any FDA audits of the nonclinical studies and clinical trial sites to assure compliance with GLPs and GCPs, as applicable, and the integrity of data in support of the BLA;

•	payment of user fees under the Prescription Drug User Fee Act, or the PDUFA, unless exempted; and

•	the FDA’s review and approval of the BLA.

The nonclinical and clinical testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Nonclinical studies and investigational New Drug Application

Before testing any biological product in humans, a product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of product chemistry, formulation, and stability, as well as in vitro and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulation and requirements, including GLP requirements for safety/toxicology studies. The results of the preclinical studies, together with manufacturing information and analytical data, must be submitted to the FDA as part of an IND.

An IND is a request for authorization from the FDA to administer an investigational biological product to humans in clinical trials in the U.S. The central focus of an IND submission is on the general investigational plan, the protocol(s) for human trials and the safety of trial participants. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence.

At any time during the initial 30 day IND review period or while clinical trials are ongoing under the IND, the FDA may impose a partial or complete clinical hold. Clinical holds may be imposed by the FDA when there is concern for patient safety, and may be a result of new data, findings, or developments in clinical, nonclinical, and/or chemistry, manufacturing and controls or where there is non-compliance with regulatory requirements. A clinical hold would delay either a proposed clinical trial or cause suspension of an ongoing trial, until all outstanding concerns have been adequately addressed and the FDA has notified the company that investigations may proceed. A separate submission to an existing IND must also be made for each successive clinical trial to be conducted, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin.

Clinical trials

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the inclusion and exclusion criteria, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

Additionally, approval must also be obtained from each clinical trial site’s IRB, before the trials may be initiated and the IRB must monitor the trial until completed. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors, the safety of human subjects and the possible liability of the institution. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries, including on clinicaltrials.gov.

The clinical investigation of a biological product is generally divided into three or four phases. Although the phases are usually conducted sequentially, they may overlap or be combined.

Phase 1. The investigational product is initially introduced into healthy human subjects or, in the case of some products designed to address severe or life-threatening diseases, patients with the target disease or condition. These trials are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational product in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness.

Phase 2. The investigational product is administered to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks, and preliminarily evaluate efficacy.

Phase 3. The investigational product is administered to an expanded patient population, generally at geographically dispersed clinical trial sites to generate enough data to statistically evaluate safety, purity and potency, to evaluate the overall benefit-risk profile of the investigational product, and to provide an adequate basis for physician labeling.

Phase 4. In some cases, the FDA may condition approval of a BLA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after approval or a sponsor may voluntarily conduct additional clinical trials after approval to gain more information about the biological product. Such post-approval trials are typically referred to as Phase 4 clinical trials.

Sponsors must also report to the FDA, within certain timeframes, serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator’s brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product candidate. The FDA, the IRB, or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data and safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial. We may also suspend or terminate a clinical trial based on evolving business objectives or competitive climate.

A sponsor of an investigational biological product for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational biological product. This requirement applies on the earlier of the first initiation of a Phase 2 or Phase 3 trial of the investigational biological product or, as applicable, 15 days after the biological product receives a designation as a breakthrough therapy or fast track product.

Concurrent with clinical trials, sponsors usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality, and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

During the development of a new biologic, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 1, at the end of Phase 2, and before a BLA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development.

Submission of a BLA to the FDA

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational product information is submitted to the FDA in the form of a BLA requesting approval to market the product for one or more indications. Under federal law, the submission of most BLAs is subject to an application user fee, and the sponsor of an approved BLA is also subject to an annual program fee for each approved biological product on the market. Applications for orphan drug products are exempted from the BLA application fee and may be exempted from program fees, unless the application includes an indication for other than a rare disease or condition.

A BLA must include all relevant data available from pertinent nonclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including trials initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational product to the satisfaction of the FDA.

The FDA conducts a preliminary review of all BLAs within the first 60 days after submission before accepting them for filing to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an application for filing. Under the performance goals and policies implemented by the FDA under PDUFA, once a BLA has been submitted, the FDA’s goal for novel biological products generally is to review the application within ten months after it accepts the application for filing, or, if the application is granted priority review, six months after the FDA accepts the application for filing. The FDA does not always meet its PDUFA goal dates, and the review process may be extended. For example, the review process and the PDUFA goal date may be extended by three months if the FDA requests or if the applicant otherwise provides additional data, analysis or information that FDA deems a major amendment.

Before approving a BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect the sponsor and one or more clinical sites to assure compliance with GCPs. Material changes in manufacturing equipment, location, or process post-approval, may result in additional regulatory review and approval.

The FDA is required to refer an application for a novel biological product to an advisory committee or explain why such referral was not made. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA’s decision on a BLA

On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities and any FDA inspections of nonclinical and clinical trial sites to assure compliance with GLPs or GCPs, the FDA may approve the BLA or issue a complete response letter. Under the PHSA, the FDA may approve a BLA if it determines the product is safe, pure, and potent, and that the facility in which the product will be manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, purity and potency. If the FDA determines the product meets those standards, it may issue an approval letter authorizing commercial marketing of the biological product with specific prescribing information for specific indications. If the application is not approved, FDA will issue a complete response letter, which indicates that the review cycle of the application is complete and the application is not ready for approval. A complete response letter will identify the deficiencies that prevent the FDA from approving the application and may require additional clinical data or an additional Phase 3 clinical trial(s), or other significant, expensive and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval and issue a denial.

The FDA could also approve the BLA with a Risk Evaluation and Mitigation Strategy, or REMS, program to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

Orphan drug designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the U.S. for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting a BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. Additionally, if a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity.

The period of exclusivity begins on the date that the marketing application is approved by the FDA and applies only to the indication for which the product has been designated. The FDA may approve a second application for the same product for a different use or a second application for a clinically superior version of the product for the same use. The FDA cannot, however, approve the same product made by another manufacturer for the same indication during the market exclusivity period unless it has the consent of the sponsor, or the sponsor is unable to provide sufficient quantities. If a drug or biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Orphan drug status in the European Union has similar, but not identical, benefits.

The FDA has historically taken the position that the scope of orphan exclusivity aligns with the approved indication or use of a product, rather than the disease or condition for which the product received orphan designation. However, in Catalyst Pharms., Inc. v. Becerra, 14 F.4th 1299 (11th Cir. 2021), the court disagreed with this position, holding that orphan-drug exclusivity blocked the FDA’s approval of the same drug for all uses or indications within the same orphan-designated disease. On January 24, 2023, the FDA published a notice in the Federal Register to clarify that the FDA intends to continue to apply its longstanding interpretation of the regulations to all matters outside of the scope of the Catalyst order and will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of orphan drug exclusivity.

Expedited review programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. New biological products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new biologic may request that the FDA designate the biologic as a fast track product at any time during the clinical development of the product. The sponsor of a fast track product has opportunities for more frequent interactions with the applicable FDA review team during product development and, once a BLA is submitted, the product candidate may be eligible for priority review. A fast track product may also be eligible for rolling review, where the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product candidate can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.

Any marketing application for a biologic submitted to the FDA for approval, including a product candidate with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review. An application for a biological product will receive priority review designation if it is for a biological product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA will attempt to direct additional resources to the evaluation of an application for a new biological product designated for priority review in an effort to facilitate the review. For original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).

Fast track designation, breakthrough therapy designation, and priority review do not change the standards for approval but may expedite the development or approval process. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Accelerated approval

Product candidates studied for their safety and effectiveness in treating serious conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022, or FDORA, the FDA may require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a biologic or indication approved under accelerated approval if, for example, the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, for products being considered for accelerated approval, the FDA generally requires, unless otherwise informed by the FDA, that all advertising and promotional materials intended for dissemination or publication within 120 days of marketing approval be submitted to FDA for review during the pre-approval period. After 120 days following marketing approval, unless otherwise informed by the FDA, advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication.

Project Optimus

In 2021, the FDA’s Oncology Center of Excellence launched Project Optimus, an initiative to reform the dose optimization and dose selection paradigm in oncology drug development to emphasize selection of an optimal dose, which is a dose that maximizes not only the efficacy of a drug but also its safety and tolerability. Project Optimus was driven by the FDA’s concerns that the historical approach to dose selection, which generally determined the maximum tolerated dose, may have resulted in doses and schedules of molecularly targeted therapies that were inadequately characterized before the initiation of pivotal trials.

Project Optimus requires the implementation of strategies for dose finding and dose optimization that leverage nonclinical and clinical data in dose selection, including randomized evaluations of a range of doses in trials. This initiative emphasizes the performance of dose finding and dose optimization studies as early and efficiently as possible in development programs. In support of this initiative, the FDA may request sponsors of oncology product candidates to conduct dose optimization studies.

Post-approval requirements

Biological products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new dosage forms, indications or other labeling claims, are subject to prior FDA review and approval.

Biological product manufacturers are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections for compliance with cGMPs. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Manufacturers and manufacturers’ facilities are also required to comply with applicable product tracking and tracing requirements and notify the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the U.S. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

A biological product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official lot release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may perform certain confirmatory tests on lots of some products before releasing the lots for distribution.

Until we are able to establish our own cGMP manufacturing facility, we expect to continue to rely, on third parties for the production of clinical quantities of our product candidates, and expect to rely in the future on third parties for the production of commercial quantities. Future FDA and state inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production, or distribution, or may require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing.

The FDA may suspend or revoke product license approvals if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. FDA has authority to require post-market studies, in certain circumstances, on reduced effectiveness of a biological product and FDA may require labeling changes related to new reduced effectiveness information. Other potential consequences of a failure to maintain regulatory compliance include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	issuance of safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	untitled letters or warning letters;

•	imposition of clinical holds on ongoing clinical trials;

•	refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of approved BLAs;

•	product seizure or detention, or refusal to permit the import or export of products;

•	mandated modification of promotional materials and labeling, and the issuance of corrective information;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs; or

•	fines, injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of prescription drug products, including biological products. These regulations include, among other things, standards and regulations for direct-to- consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities and promotional activities involving the internet and social media. Promotional claims about a drug’s safety or effectiveness are prohibited before the BLA is approved. Once a BLA is approved, the sponsor can only make those claims relating to safety, efficacy, purity and potency that are consistent with the biological product’s approved label. Additionally, promotional materials for prescription drug products must be submitted to the FDA in conjunction with their first use.

In the U.S., healthcare professionals are generally permitted to prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those approved by the FDA. The FDA does not regulate the practice of medicine or healthcare providers’ choice of treatments; however, FDA restricts manufacturers’ communications of off-label uses. If a company, including any agent of the company or anyone speaking on behalf of the company, is found to have promoted off-label uses, the company may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the DOJ, or the Office of the Inspector General of HHS, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Pediatric trials and exclusivity

Under the Pediatric Research Equity Act of 2003, a BLA (or BLA supplement thereto) must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. A sponsor who is planning to submit a marketing application for a biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit an initial Pediatric Study Plan, or PSP, within sixty days of an end of Phase 2 meeting or as may be agreed between the sponsor and FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. Generally, development program candidates designated as orphan drugs are exempt from the above requirements. FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials, and/or other clinical development programs.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. The FDA may send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent exclusivity in the U.S. and, if granted for a biologic, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity for all formulations, dosage forms, and indications of the biologic, including the five-year and three-year non-patent and orphan exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of FDA-requested pediatric trials are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection covering the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot accept or approve another application relying on the BLA sponsor’s data.

Patent term restoration

Depending upon the timing, duration, and specifics of the FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA, plus the time between the submission date and the approval of that application. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent and within 60 days of the product’s approval. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

Regulation of diagnostic patient selection tool

We believe that the success of certain of our product candidates may depend, in part, on the development and commercialization of an imaging agent that will serve, where needed, as a patient selection tool. This diagnostic imaging agent is subject to FDA regulation, review, and approval in the same manner as the therapeutic biological products we are seeking to develop and commercialize and are subject to the same risks.

Other regulatory matters

Manufacturing, sales, promotion and other activities of product candidates following product approval, where applicable, or commercialization are also subject to regulation by numerous regulatory authorities in the U.S. in addition to the FDA, which may include the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services, or HHS, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.

European Union/rest of world government regulation

In addition to regulations in the U.S., we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. The cost of establishing a regulatory compliance system for numerous varying jurisdictions can be very significant. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union and in other jurisdictions, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a clinical trial authorization application must be submitted for each clinical protocol to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Under the EU Clinical Trials Regulation, this is now done through a single application submitted through the Clinical Trials Information System, or CTIS, as described in more detail below.

The requirements and process governing the conduct of clinical trials vary from country to country. In all cases, the clinical trials are conducted in accordance with GCP, the applicable regulatory requirements, and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of a medicinal product under European Union regulatory systems, we must submit a marketing authorization application. The content of the BLA filed in the U.S. is similar to that required in the European Union, with the exception of, among other things, country-specific document requirements.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing product licensing, pricing, and reimbursement vary from country to country.

Countries that are part of the European Union, as well as countries outside of the European Union, have their own governing bodies, requirements, and processes with respect to the approval of biological products. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Clinical trial approval in the European Union

In April 2014, the European Union adopted the Clinical Trials Regulation (EU) No 536/2014, which replaced the Clinical Trials Directive 2001/20/EC on January 31, 2022. The Clinical Trials Regulation is directly applicable in all European Union Member States meaning no national implementing legislation in each European Union Member State is required. The Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single-entry point, through the CTIS; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts (Part I contains scientific and medicinal product documentation and Part II contains the national and patient-level documentation). Part I is assessed by a coordinated review by the competent authorities of all European Union Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned) of a draft report prepared by a reference Member State. Part II is assessed separately by each Member State concerned. Strict deadlines have also been established for the assessment of clinical trial applications.

Marketing authorization procedures in the European Union

Medicines can be authorized in the European Union by using either the centralized authorization procedure or national authorization procedures.

The European Commission implemented the centralized procedure for the approval of human medicines to facilitate marketing authorizations that are valid throughout the European Economic Area, or the EEA, which is comprised of the Member States of the European Union plus Norway, Iceland, and Lichtenstein. The centralized procedure is administered by the European Medicines Agency, or EMA, and is compulsory for human medicines that are: derived from certain biotechnology processes, such as genetic engineering, contain a new active substance indicated for the treatment of certain diseases, such as HIV, AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions, advanced therapy medicines (gene therapy, somatic cell therapy or tissue-engineered medicines), and officially designated orphan medicines.

For medicines that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the EMA, as long as the medicine concerned contains a new active substance not yet authorized in the European Union, is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health in the European Union.

Under the centralized procedure, the EMA’s Committee for Medicinal Products for Human Use, or the CHMP, is responsible for conducting the initial assessment of a product and for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP). Clock stops may extend the timeframe of evaluation of a marketing authorization application considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, who makes the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days, excluding clock stops, but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

Prior to obtaining a marketing authorization in the European Union, applicants must demonstrate compliance with all measures included in an EMA-approved pediatric investigation plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The Pediatric Committee of the EMA, or the PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine for children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine for children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

Data and market exclusivity in the European Union

In the European Union, innovative medicinal products approved on the basis of a complete and independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. This data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator’s pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the European Union, during a period of eight years from the date on which the reference product was first authorized in the European Union.

Reform of the regulatory framework in the European Union

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the European Union for all medicines (including those for rare diseases and for children). The European Commission has provided the legislative proposals to the European Parliament and the European Council for their review and approval and, in April 2024, the European Parliament proposed amendments to the legislative proposals. Once the European Commission’s legislative proposals are approved (with or without amendment), they will be adopted into European Union law.

The aforementioned European Union rules are generally applicable in the EEA.

Brexit and the Regulatory Framework in the United Kingdom

The United Kingdom, or UK, formally left the European Union on January 31, 2020, and the European Union and the UK have concluded a trade and cooperation agreement, or TCA, which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of cGMP, inspections of manufacturing facilities for medicinal products and cGMP documents issued, but does not provide for wholesale mutual recognition of UK and EU pharmaceutical regulations. At present, Great Britain has implemented European Union legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the European Union regulatory framework currently continues to apply in Northern Ireland). The regulatory regime in Great Britain therefore aligns in many ways with current European Union regulations, however it is likely that these regimes will diverge significantly in the future now that Great Britain’s regulatory system is independent from the European Union and the TCA does not provide for mutual recognition of UK and European Union pharmaceutical legislation. However, notwithstanding that there is no wholesale recognition of European Union pharmaceutical legislation under the TCA, under a new international recognition procedure which was put in place by the MHRA on January 1, 2024, the MHRA may take into account decisions on the approval of a marketing authorization from the EMA (and certain other regulators) when considering an application for a Great Britain marketing authorization.

On February 27, 2023, the UK government and the European Commission announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the “Windsor Framework”. This new framework fundamentally changes the existing system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the UK. In particular, the MHRA will be responsible for approving all medicinal products destined for the UK market (i.e., Great Britain and Northern Ireland), and the EMA will no longer have any role in approving medicinal products destined for Northern Ireland. A single UK-wide marketing authorization will be granted by the MHRA for all medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. The Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, so the UK government and the European Union will enact legislative measures to bring it into law. On June 9, 2023, the MHRA announced that the medicines aspects of the Windsor Framework will apply from January 1, 2025.

Pharmaceutical coverage, pricing and reimbursement

In the U.S. and foreign markets, sales of any products for which we may receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement for our products from third-party payors, such as government healthcare programs (e.g., Medicare, Medicaid), managed care organizations, private health insurers, health maintenance organizations, and other organizations. These third-party payors decide which medications they will pay for and will establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and other third-party payors is essential for patients depending on government or commercial insurance to pay for the costs of prescription medications and other medical products.

In the U.S., the principal decisions about reimbursement for new medicines are typically made by the CMS, an agency within the HHS. CMS decides whether and to what extent products will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Third-party payors may also limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication.

Factors payors consider in determining reimbursement are based on whether the product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Our ability to successfully commercialize our product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors, including government healthcare programs (e.g., Medicare, Medicaid), managed care organizations, private health insurers, health maintenance organizations, and other organizations. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved.

In the U.S., no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party payors are increasingly challenging pharmaceutical prices and examining the medical necessity and cost- effectiveness of medical products and services, in addition to their safety and efficacy. In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA or comparable regulatory approvals. Additionally, we may also need to provide discounts to purchasers, private health plans or government healthcare programs. Our product candidates may nonetheless not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. A decision by a third-party payor not to cover a product could reduce utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition.

Further, the process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. There is significant uncertainty related to insurance coverage and reimbursement of newly approved products. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and impacted by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the U.S. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely.

The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the U.S. has increased and could increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Other U.S. Healthcare Laws

Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of drug products for which we obtain marketing approval. Arrangements with third-party payors, healthcare providers and physicians, as well as patients and other third parties, in connection with the clinical research, sales, marketing and promotion of products, once approved, and related activities, may expose a pharmaceutical manufacturer to broadly applicable fraud and abuse and other healthcare laws and regulations. In the U.S., these laws include, without limitation, state and federal anti-kickback, false claims, transparency, consumer protection, and patient data privacy and cybersecurity laws and regulations, including but not limited to those described below:

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The Anti-Kickback Statute, or AKS, makes it illegal for any person or entity, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer or pay any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, that is intended to induce or reward, referrals including the purchase, recommendation, order or prescription of a particular drug for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The AKS has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, patients, and formulary managers on the other. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the AKS is violated. In addition, the government may assert that a claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or FCA.

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The federal civil and criminal false claims laws, including the FCA, impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal or state health care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. The FCA also permits a private individual acting as a whistleblower to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. Manufacturers can be held liable under the federal False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. Pharmaceutical and other healthcare companies have been, and continue to be, prosecuted under these laws, among other things, for allegedly providing kickbacks to providers or patients or causing false claims to be submitted because of the companies’ marketing of the product for unapproved, off-label, and thus generally non-reimbursable, uses. Similar to the AKS, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation.

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The Civil Monetary Penalties Law, which covers a variety of conduct, often violations under other laws, and includes penalties for violating the AKS, causing the submission of false claims, and offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program.

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The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program (e.g., public or private) or making any false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Like the AKS, the Patient Protection and Affordable Care Act, or the ACA, amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

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HIPAA, also imposes requirements related to the privacy, security and transmission of individually identifiable health information that may apply to many healthcare providers, physicians, and third-party payors with whom we interact.

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The federal Physician Payments Sunshine Act and its implementing regulations, which require manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to CMS, under the Open Payments Program, information related to payments or other transfers of value made to physicians (which has the same meaning as under Section 1861(r) of the Social Security Act, which generally includes doctors of medicine, osteopathy, dentists, optometrists, podiatrists and chiropractors who are legally authorized to practice by a state), to certain non-physician providers such as physician assistants and nurse practitioners, and to teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

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Federal government price reporting laws, which require manufacturers to calculate and report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under governmental healthcare programs.

•	Federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers.

•

Analogous state laws and regulations, such as state anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensation and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. In addition, commercialization of any drug product outside the U.S. will also likely be subject to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws in the future. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to, on a corporate or individual basis, penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and even imprisonment, any of which could materially adversely affect our ability to operate our business and our financial results. In addition, the cost of implementing sufficient systems, controls, and processes to ensure compliance with all of the aforementioned laws could be significant. Any action for violation of these laws, even if successfully defended, could cause us to incur significant legal expenses and divert management’s attention from the operation of the company’s business. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found noncompliant with applicable laws, that person or entity may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights those actions, our business may be impaired.

In the ordinary course of our business, we and the third parties upon which we rely collect, receive, store, or otherwise process personal data, including information we may collect about participants in our clinical trials. Our data processing activities subject us to numerous, evolving data privacy and cybersecurity obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and cybersecurity.

The legislative and regulatory framework for the processing of personal data worldwide is rapidly evolving in a manner that is increasingly stringent and, globally, this legal and regulatory framework is likely to remain uncertain for the foreseeable future. In the U.S., numerous federal, state and local laws and regulations, including federal health information privacy laws, state information security and data breach notification laws, federal consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), state consumer protection and privacy laws, and other similar laws (e.g., wiretapping and communications interception laws) govern the processing of health-related and other personal data.

At the state level, numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording individuals certain rights concerning their personal data. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. While existing state comprehensive privacy laws exempt some data processed in the context of clinical trials, these developments may further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely.

Additionally, a smaller number of states have passed or are considering laws governing the privacy of consumer health data. For example, Washington’s My Health My Data Act broadly defines consumer health data, creates a private right of action to allow individuals to sue for violations of the law, imposes stringent consent requirements, and grants consumers certain rights with respect to their health data, including to request deletion of their information. Connecticut and Nevada have also passed similar laws regulating consumer health data. These various data privacy and cybersecurity laws may impact our business activities, including our identification of research subjects, relationships with business partners and ultimately the marketing and distribution of our products.

Additionally, to the extent we collect personal information from individuals outside of the United States, through clinical trials or otherwise, we are, or may become, subject to foreign data privacy and security laws, such as the European Union’s General Data Protection Regulation 2016/679 (or EU GDPR) and other national data protection legislation in force in relevant EEA Member States, and the EU GDPR as it forms part UK law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (or UK GDPR). Foreign data privacy and cybersecurity laws impose significant and complex compliance obligations on entities that are subject to those laws, as more fully discussed in the section titled “Risk Factors—Risks related to government regulation”.

Current and Future U.S. Healthcare Reform Legislation

Payors, whether domestic or foreign, or governmental or private, are developing increasingly sophisticated methods of controlling healthcare costs and those methods are not always specifically adapted for new and innovative technologies, such as pharmaceutical products like [225Ac]Ac-AKY-1189. In both the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell products profitably.

By way of example, the U.S. and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In March 2010, the ACA, was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created the Medicare Part D coverage gap discount program, in which manufacturers agree to provide 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research. Current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price for any approved products.

Since its enactment, there have been, and continue to be, numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and there could be additional amendments to the ACA in the future. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended. We cannot predict what effect further changes to the ACA would have on our business.

Additionally, there have been several U.S. congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient support programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. For example, on August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law by President Biden. The IRA includes several provisions that may impact pharmaceutical companies to varying degrees, including provisions that create a $2,000 out-of-pocket cap for Medicare Part D beneficiaries; impose new manufacturer financial liability on all drugs in Medicare Part D; allow the U.S. government to negotiate Medicare Part B and Part D pricing caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for drug prices that increase faster than inflation; and delay the rebate rule that would require pass through of pharmacy benefit manager rebates to beneficiaries. Generally, these government prices can apply as soon as nine years (for small-molecule drugs) or 13 years (for biological products) from their FDA approval and will be capped at a statutory ceiling price that is likely to represent a significant discount from average prices to wholesalers and direct purchasers. The implementation of the IRA is currently subject to ongoing litigation that challenges the constitutionality of the IRA’s Medicare drug price negotiation program. The full impact of the IRA on our business and the pharmaceutical and healthcare industry in general is not yet known.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Employees and Human Capital Resources

As of September 30, 2024, we had 55 full-time employees and 12 consultants. Within our workforce, 44 employees are engaged in research and development and 11 are engaged in business development, finance, legal, and general management and administration. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters is located in Boston, Massachusetts, where we lease and occupy 17,944 square feet of office and laboratory space. The current term of our Boston lease expires in January 2033. We also lease an aggregate of 12,089 square feet of laboratory and office space in two facilities in Durham, North Carolina, under leases that expire in April 2027 and September 2025. We believe our existing facilities are sufficient for our needs for the foreseeable future. To meet the future needs of our business, we may lease additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are probable to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on our business, financial condition, results of operations and prospects because of defense and settlement costs, diversion of management resources and other factors.

Management

Executive officers and directors

The following table provides information regarding our current executive officers and directors, including their ages as of September 30, 2024:

Name	Age	Position(s)

Executive officers
Matthew Roden, PhD	54	President, Chief Executive Officer and Director
Shulamit Ron-Bigger, PhD	44	Chief Operating Officer
Paul Feldman, PhD	63	Chief Scientific Officer

Non-employee directors
Todd Foley, MBA	52	Chair of the Board of Directors
Ken Herrmann, MD	47	Director
Helen Kim, MBA	62	Director
Andrew Levin, MD, PhD	47	Director
Oleg Nodelman(4)	47	Director
Lloyd M. Segal, MBA	60	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Mr. Nodelman will resign from our board of directors effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Executive officers

Matthew Roden, PhD has served as our President and Chief Executive Officer and as a member of our board of directors since September 2020. Since August 2020, Dr. Roden has worked as an Entrepreneur Partner at MPM BioImpact LLC, a biotechnology investment firm. Dr. Roden also serves as a member of the board of directors of NextPoint Therapeutics, Inc., a clinical-stage biotechnology company, since October 2020, and Orna Therapeutics, Inc., a biotechnology company, since May 2024 following its acquisition of ReNAgade Therapeutics Inc. where he had served on the board of directors since January 2023. Previously, Dr. Roden served on the board of directors of iTeos Therapeutics, Inc. (Nasdaq: ITOS), a clinical-stage biopharmaceutical company, from November 2020 to February 2023, and as Chairman of Tumeric Acquisition Corporation, a special purpose acquisition company, from September 2020 to December 2022. From November 2019 to August 2020, he was Senior Vice President and Head of Enterprise Strategy at Bristol Myers Squibb, a global pharmaceutical company. From May 2016 to November 2019, he served as Head of Strategic Corporate Development, accountable for mergers and acquisitions, structured transactions, strategic equity investing, and divestitures, and concurrently served as Head of Global Business Development Assessment at Bristol Myers Squibb, leading business development search and evaluation activities for all therapeutic categories. Dr. Roden also previously worked as an equity research analyst at UBS Investment Bank and J.P. Morgan. Dr. Roden holds a PhD in Microbiology and Immunology from the Albert Einstein College of Medicine, an MS from Georgetown University, a BS from George Mason University and was a pre-doctoral fellow at the National Cancer Institute. We believe that Dr. Roden’s leadership experience spanning both the pharmaceutical and financial industries qualifies him to serve on our board of directors.

Shulamit Ron-Bigger, PhD has served as our Chief Operating Officer since September 2022. Previously, Dr. Ron-Bigger served as the Vice President, Portfolio Strategy for the Research and Early Development organization at Bristol Myers Squibb, from March 2021 until September 2022, where she led portfolio and program strategy, budget management, and operating model design and its implementation. Dr. Ron-Bigger also held various strategic and commercial roles in both United States and global markets while at Bristol Myers Squibb beginning in November of 2017. Prior to her roles at Bristol Myers Squibb, she worked as a strategic consultant to large pharmaceutical companies and served as a Human Resource officer in the Israeli Defense Forces. Dr. Ron-Bigger holds a PhD in Cancer Epigenetics from The Hebrew University of Jerusalem and a BA in Molecular Biochemistry from Technion – Israel Institute of Technology.

Paul Feldman, PhD has served as our Chief Scientific Officer since December 2020. Previously, Dr. Feldman was the Co-Founder and Chief Executive Officer of Phoundry Pharmaceuticals, Inc. before it was acquired by Intarcia Therapeutics, Inc., a biopharmaceutical company, in 2015. Dr. Feldman then spent five years at Intarcia on the executive management team as Head of Discovery and Translational Medicine leading the discovery and development of novel peptide therapeutics to treat metabolic disease until December 2020. Prior to his roles at Phoundry and Intarcia, he worked more than 27 years at GlaxoSmithKline (NYSE: GSK), a multinational pharmaceutical and biotechnology company, where he was part of the discovery of five approved drugs. Dr. Feldman also serves on the board of directors of the Chordoma Foundation. Dr. Feldman holds a PhD in Chemistry from the University of California, Berkeley and BS in Chemistry from Duke University.

Directors

Todd Foley, MBA is our co-founder and has served as Chair of our board of directors since August 2020. Since 1999, Mr. Foley has worked at MPM BioImpact LLC, a biotechnology investment firm where he has served as a Managing Director focusing on venture investments in biotech companies. Mr. Foley has previously served on the board of directors of Entrada Therapeutics, Inc., from December 2018 to June 2023, Repare Therapeutics Inc., from June 2017 to June 2024, Rhythm Pharmaceuticals, Inc., from 2014 to June 2021, and Chiasma Inc., from May 2008 until its merger with Amryt Pharma plc in August 2021. Mr. Foley also serves on the board of directors of several other privately-held life sciences and biotechnology companies. Mr. Foley received a BS in Chemistry from the Massachusetts Institute of Technology and an MBA from Harvard Business School. We believe that Mr. Foley’s financial expertise and experience as both an investor of and a member of the board of directors of numerous life sciences companies qualifies him to serve on our board of directors.

Ken Herrmann, MD has served as a member of our board of directors since May 2024. Since 2016, Dr. Herrmann has been the Director and Chair of the Department of Nuclear Medicine at the Universitätsmedizin Essen in Germany. Prior to that, Dr. Herrmann was a tenured Associate Professor at the Department of Molecular and Medical Pharmacology at the University of California, Los Angeles, from 2015 until June 2021. Dr. Herrmann also served as the Chair of the EANM Oncology & Theranostics Committee and on the board of directors of two privately-held biotechnology companies. Currently he serves as a Section Editor of the Journal of Nuclear Medicine and as Imaging Editor of European Eurology. Dr. Herrmann received an MD and a Doctorate degree in Medicine from the Humboldt Universität Berlin and an MBA from the University of Zurich. We believe that Dr. Herrmann’s expertise and experience as a professor in medicine at numerous higher education institutions qualifies him to serve on our board of directors.

Helen Kim, MBA has served as a member of our board of directors since February 2021. Since April 2019, Ms. Kim has been a Senior Managing Director of Vida Ventures, LLC, a venture capital firm. From March 2018 to March 2019, Ms. Kim was a Partner at The Column Group, a venture capital firm. Previously, Ms. Kim was the Executive Vice President, Business Development at Kite Pharma, Inc. from June 2014 to January 2018, where she led the business and corporate development initiatives resulting in its acquisition by Gilead in 2017. From August 2009 to November 2014, Ms. Kim worked at NGM Biopharmaceuticals Inc., a biopharmaceutical company, serving in the role of Chief Business Officer from August 2009 to July 2012 and Strategic Advisor from July 2012 to November 2014. From 2007 to 2008, she served as the Chief Executive Officer and President of Kosan Biosciences Inc., a pharmaceutical company, prior to the sale of the company to Bristol Myers Squibb.

Prior to this, Ms. Kim held various executive and leadership positions at Affymax, Inc., a biopharmaceutical company, Onyx Pharmaceuticals, Inc., a biopharmaceutical company and subsidiary of Amgen Inc., Protein Design Labs, Inc., a technology company, and Chiron Corporation, a biotechnology company and a subsidiary of Novartis AG. From August 2003 to November 2007, Ms. Kim also served as Chief Program Officer for the Gordon and Betty Moore Foundation, a nonprofit organization. Ms. Kim currently serves on the board of directors of Phylaxis Bioscience, LLC, since September 2024, Prothena Corporation plc, since August 2022, and on the board of directors of the privately held companies, InduPro Labs, since February 2022, Protego Biopharma, since October 2021, IconOVir Bio, Inc., since December 2020, ReCode Therapeutics, Inc., since March 2020, and A2 Biotherapeutics, Inc., since April 2019. Ms. Kim previously served on the board of directors of Applied Molecular Transport, Inc., from October 2018 until April 2022, Assembly Biosciences, Inc. from March 2018 until December 2020, and Exicure, Inc., from January 2014 until November 2020. Ms. Kim received a BS in Chemical Engineering from Northwestern University and an MBA from the University of Chicago. We believe that Ms. Kim’s business and leadership experience at numerous life sciences companies qualifies her to serve on our board of directors.

Andrew Levin, MD, PhD has served as a member of our board of directors since September 2024. Previously, Dr. Levin served as the President and Founder of Carnot Pharma from 2016 to 2022. Dr. Levin is also a Co-Founder of Eliem Therapeutics, Inc. where he served as Chief Executive Officer from October 2018 to October 2020, and has served on the board of directors since February 2019 and as Executive Chairman of the board of directors since February 2023. Since 2015, Dr. Levin has served as a Managing Director on the Investment Team at RA Capital Management, L.P. Previously, Dr. Levin was a Vice President at H.I.G. BioVentures, and prior to that he served as the Director of Pharmaceutical Sciences for the Clinton Health Access Initiative. Dr. Levin holds a BS in Mechanical Engineering from Princeton University, a PhD in Biomedical Engineering from the Massachusetts Institute of Technology and an MD from Harvard Medical School. We believe that Dr. Levin’s experience as an investor in early-stage biopharmaceutical and life sciences companies, as well as his experience of serving on the boards of directors of several biopharmaceutical companies, qualifies him to serve on our board of directors.

Oleg Nodelman has served as a member of our board of directors since February 2021. Since October 2012, Mr. Nodelman has served as the Founder and Portfolio Manager of EcoR1 Capital, LLC, a biotechnology-focused investment advisory firm which invests in companies in all stages of research and development. From 2001 to 2012, he held various roles including Portfolio Manager at BVF Partners. Since 2021, Mr. Nodelman has served as a director of the biotechnology companies, Prothena Corporation plc and AnaptysBio, Inc. Previously, Mr. Nodelman served as a director of Nuvation Biosciences, Inc., a biotechnology company, from February 2021 to December 2023, and Panacea Acquisition Corp. II, a blank check company, from April 2020 to February 2021. Mr. Nodelman earned his BS in Foreign Service with a concentration in Science and Technology from Georgetown University. We believe Mr. Nodelman’s extensive biotechnology industry experience qualifies him to serve on our board of directors. Mr. Nodelman will resign from our board of directors effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Lloyd M. Segal, MBA has served as a member of our board of directors since February 2021. Mr. Segal has served as President and Chief Executive Officer and as a member of the board of directors of Repare Therapeutics Inc, a clinical-stage oncology drug developer, since its incorporation in 2016. From February 2010 to January 2016, he was a Managing Partner with Persistence Capital Partners, a Canadian-based healthcare private equity investor. Previously, Mr. Segal was a consultant with McKinsey & Company and served as chief executive officer of several emerging biotechnology companies including Advanced Bioconcept Inc., Caprion Pharmaceuticals Inc. (now CellCarta Biosciences Inc.), which he co-founded, and Thallion Pharmaceuticals Inc. Mr. Segal previously served as Chairman of LMC Diabetes & Endocrinology, Canada’s leading national endocrinology clinical and research practice. From June 2016 to March 2020, Mr. Segal served as

Entrepreneur-in-Residence with Versant Ventures, a biotechnology venture capital firm based in San Francisco. He also previously served on the boards of directors of several public and private U.S. and Canadian companies. Mr. Segal received a BA in Politics from Brandeis University and an MBA from Harvard Business School. We believe that Mr. Segal’s extensive experience in the biotechnology industry in addition to his corporate governance and executive leadership experience qualifies him to serve on our board of directors.

Board composition

Our business and affairs are managed under the direction of our board of directors, which currently consists of seven members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Upon the completion of this offering, our board of directors will consist of      members, of whom      were elected as directors pursuant to the board composition provisions of our Third Amended and Restated Voting Agreement, or the Voting Agreement, among us and our stockholders. The Voting Agreement will terminate upon the completion of this offering, at which point no stockholder will have any special rights regarding the election or designation of the members of our board of directors. Our current directors elected to our board of directors pursuant to the Voting Agreement will continue to serve as directors until a successor is duly elected and qualified, or until his or her earlier resignation or removal.

Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation, or Restated Charter, that will be in effect upon the closing of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	Class I, which will consist of , and , and their terms will expire at our first annual meeting of stockholders to be held after the closing of this offering;

•	Class II, which will consist of , and , and their terms will expire at our second annual meeting of stockholders to be held after the closing of this offering; and

•	Class III, which will consist of , and , and their terms will expire at our third annual meeting of stockholders to be held after the closing of this offering.

Our amended and restated bylaws, or Restated Bylaws, which will become effective upon the closing of this offering, will provide that the authorized number of directors may be changed only by resolution approved by a majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Our directors may be removed for cause by the affirmative vote of the holders of at least   % of our voting stock.

Director independence

Under the rules of the Nasdaq Stock Market, or the Nasdaq Listing Rules, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of its initial public offering. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit and compensation committees be independent and that director nominees be selected or recommended for the board’s selection by independent directors constituting a majority of the independent directors or by a nominating and corporate governance committee comprised solely of independent directors. Under the Nasdaq Listing Rules, a director will only qualify as “independent” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that such person is “independent” as defined under the Nasdaq Listing Rules and the rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of Matthew Roden and     , is an “independent director” as defined under the Nasdaq Listing Rules, including, in the case of all the members of our audit committee, the independence criteria set forth in Rule 10A-3 under the Exchange Act, and in the case of all the members of our compensation committee, the independence criteria set forth in Rule 10C-1 under the Exchange Act and are “non-employee directors” as defined in Section 16b-3 of the Exchange Act. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain relationships and related person transactions.”

There are no family relationships among any of our directors or executive officers.

Board leadership structure

Our board of directors is currently chaired by Todd Foley, who has authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. Accordingly, the Chairperson has substantial ability to shape the work of the board of directors. We believe that separation of the positions of Chairperson and Chief Executive Officer reinforces the independence of the board of directors in its oversight of our business and affairs. In addition, we have a separate chair for each committee of our board of directors. The chair of each committee is expected to report annually to our board of directors on the activities of their committee in fulfilling their responsibilities as detailed in their respective charters or specify any shortcomings should that be the case.

Role of the board in risk oversight

Our board of directors has, and, upon the completion of this offering, its committees will also have, an active role in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee will be responsible for overseeing the management of risks relating to accounting matters and financial reporting, as well as risks relating to cybersecurity matters. The nominating and governance committee will be responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through discussions from committee members about such risks.

Board committees

Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter that satisfies the application rules and regulation of the Securities and Exchange Commission, or the SEC, and the Nasdaq Listing Rules, which we will post to our website at www.aktisoncology.com upon the completion of this offering. Our board of directors may establish other committees as it deems necessary or appropriate from time to time. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only an inactive textual reference.

Audit committee

The audit committee’s responsibilities upon completion of this offering will include, among others:

•	appointing, retaining, terminating, approving the compensation of, and evaluating the qualifications, performance, procedures and independence of, our independent registered public accounting firm;

•

overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of written periodic reports and resolving disagreements between management and such firm;

•	pre-approving all audit and permitted non-audit services to be performed by our independent registered public accounting firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures, including earnings releases;

•	overseeing and periodically reviewing with our independent registered public accounting firm our compliance with all applicable requirements of the Public Company Accounting Oversight Board;

•

making recommendations to the board of directors to take appropriate action in response to the disclosures and statements made within the written periodic reports and discussions with the independent registered accounting firm to satisfy itself of such firms’ independence;

•

reviewing and discussing with management and our independent registered public accounting firm any material issues regarding accounting principles and financial statement presentations and the steps taken to deal with such issues;

•	reviewing disclosures about any significant deficiencies or material weaknesses in our internal control structures and procedures, including disclosures in our annual and quarterly reports;

•

coordinating our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures, code of business conduct and ethics, procedures for complaints and legal and regulatory matters;

•

reviewing and discussing with management and our independent registered public accounting firm any material issues regarding cybersecurity risks and processes for assessing, identifying and managing material risks from cybersecurity threats;

•	reviewing and discussing our risk management policies, including with respect to our enterprise, financial, legal privacy and regulatory risk assessment and risk exposures;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management;

•	reviewing and approving any related person transactions;

•	overseeing our guidelines and policies governing risk assessment and risk management;

•	overseeing and periodically reviewing the integrity of our information technology systems, process and data;

•	preparing the audit committee report required by the rules of the SEC;

•	reviewing and assessing, at least annually, the adequacy of the audit committee’s charter; and

•	performing, at least annually, an evaluation of the performance of the audit committee.

All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

The members of our audit committee are    ,     and    .   chairs the audit committee. Our board of directors has determined that each member of our audit committee has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has also determined that   is an “audit committee financial expert,” as defined under Item 407 of Regulation S-K.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2022, or the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq Listing Rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation committee

Our compensation committee’s responsibilities upon completion of this offering will include, among others:

•

developing and implementing our overall compensation strategy to ensure the attraction and retention of key management personnel, the motivation of management to achieve the our corporate goals and strategies and the alignment of the interests of management with the long-term interests of the our stockholders;

•	reviewing and approving performance goals and objectives relevant to compensation of our chief executive officer and other executive officers;

•

evaluating the performance of the chief executive officer and executive officers in light of their performance goals and objectives, including during executive sessions of non-employee directors, and recommending to our board of directors the compensation of our chief executive officer and other executive officers;

•	reviewing and making recommendations to the board of directors with respect to non-employee director compensation;

•

reviewing, overseeing and administering our equity incentive plans, granting awards under such plan and making recommendations to the board of directors about the adoption of any new or modifying existing equity-based, cash-based, management incentive and deferred compensation plans;

•	establishing and reviewing “clawback” policies that allow the recouping of incentive compensation;

•

reviewing, considering and selecting, to the extent determined to be advisable, a peer group of appropriate companies for purposing of benchmarking and analysis of compensation for our executive officers and non-employee directors;

•

recommending to our board of directors any stock ownership guidelines for our executive officers and non-employee directors, periodically assessing these guidelines and recommending revisions as appropriate, and monitoring individual compliance with these guidelines;

•	retaining, appointing or obtaining advice of a compensation consultant, legal counsel or other advisor and determining the compensation and independence of such consultant or advisor;

•	preparing, if required, the compensation committee report on executive compensation for inclusion in our annual report on Form 10-K and our proxy statement in accordance with SEC rules;

•	monitoring our compliance with the requirements of the Sarbanes-Oxley Act relating to loans to directors and officers;

•	reviewing and approving all employment contract and other compensation, severance and change-in-control arrangements for our executive officers;

•	establishing and periodically reviewing policies and procedures with respect to perquisites as they relate to our executive officers;

•	reviewing the risks associated with our compensation policies and practices;

•

overseeing the maintenance and presentation to our board of directors of management’s plans for succession to senior management positions based on guidelines developed and recommended to the compensation committee to the full board of directors;

•	reviewing our strategies, initiatives and programs with respect to our culture, talent recruitment, development, and retention, employee engagement and diversity and inclusion;

•	maintaining minutes of the compensation committee and reporting its actions and any recommendations to the board of directors on a periodic basis;

•	reviewing and assessing, at least annually, the adequacy of the compensation committee’s charter; and

•	performing, on an annual basis, an evaluation of the performance of the compensation committee.

The members of our compensation committee are    ,     and     .    chairs the compensation committee.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq Listing Rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and corporate governance committee

Our nominating and corporate governance committee’s responsibilities upon completion of this offering will include, among others:

•

recommending to our board of directors the criteria for board and committee membership, including a description of the specific qualifications the nominating and corporate governance committee believes directors should possess, and periodically reassessing such criteria;

•	recommending to our board of directors the persons to be nominated for election as directors and to each committee of the board;

•

establishing policies and procedures to be followed under which our stockholders may recommend a candidate to the nominating and corporate governance committee for consideration for nomination as a director;

•	establishing a process for identifying and evaluating nominees for election to the board, including nominees recommended by stockholders;

•	reviewing and recommending committee slates on an annual basis;

•	recommending to our board of directors qualified candidates to fill vacancies on our board of directors;

•	developing and recommending to our board of directors a set of corporate governance principles applicable to us and reviewing the principles periodically;

•	reviewing and making recommendations to our board with respect to our board size, composition, leadership structure and board committee structure;

•

reviewing, in concert with our board of directors, our policies with respect to significant issues of corporate public responsibility, including but not limited to sustainability, diversity and inclusion and environmental, social and governance initiatives;

•	making recommendations to our board of directors of processes for annual evaluations of the performance of our board of directors and committees of our board of directors;

•	overseeing the process for annual evaluations of our board of directors and its committees, including individual directors and our management;

•	considering and reporting to our board of directors any questions of possible conflicts of interest of members of our board of directors;

•	reviewing with management the company’s social corporate responsibility activities, policies, and program;

•	providing new director orientation and continuing education for existing directors on a periodic basis;

•	overseeing the maintenance and presentation to our board of directors of management’s plans for succession to senior management positions in the company;

•	reviewing and assessing, at least annually, the adequacy of the nominating and corporate governance committee’s charter; and

•	performing, on an annual basis, an evaluation of the performance of the nominating and corporate governance committee.

The members of our nominating and corporate governance committee are     ,      and     .      chairs the nominating and corporate governance committee.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq Listing Rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Our board of directors may establish other committees from time to time.

Code of business conduct and ethics

Effective upon the closing of this offering, we will adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. Following the closing of this offering, the full text of the Code of Conduct will be available on our website at www.aktisoncology.com. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus. We have included our website in this prospectus solely as an inactive textual reference.

Compensation committee interlocks and insider participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive and director compensation

The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans and expectations regarding future compensation programs. The actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

Introduction

This section describes the material elements of the compensation awarded to, earned by, or paid to our President and Chief Executive Officer, Matthew Roden, PhD, and our next two most highly compensated executive officers, Shulamit Ron-Bigger, PhD, our Chief Operating Officer, and Paul Feldman, PhD, our Chief Scientific Officer, for our fiscal year ended December 31, 2023. These executives are collectively referred to as our named executive officers.

Summary compensation table

The following table sets forth the compensation awarded to, earned by, or paid to our named executive officers in respect of their service to us for the fiscal year ended December 31, 2023:

Name and Principal Position	Year	Salary ($)	Nonequity incentive plan compensation ($)(1)	All other compensation ($)(2)	Total ($)
Matthew Roden, PhD President and Chief Executive Officer	2023	$428,480	$148,320	—	$576,800
Shulamit Ron-Bigger, PhD Chief Operating Officer	2023	$374,400	$27,982	$165,000	$567,382
Paul Feldman, PhD Chief Scientific Officer	2023	$400,400	$103,950	—	$504,350

(1)	The amounts shown in this column represent annual bonuses earned with respect to fiscal year 2023 under our annual bonus program.

(2)	The amount reported in this column represents the sign-on bonus and relocation assistance payment included in Dr. Ron-Bigger’s offer letter, as described below.

Employment arrangements with our named executive officers

We have entered into executive employment agreements with each of our named executive officers. Each employment agreement provides for “at-will” employment and the compensation and benefits described below. In connection with this offering, we intend to enter into a new employment agreement with our named executive officers that will be effective as of the closing of this offering.

Matthew Roden, PhD

We entered into a letter agreement with Dr. Roden, dated September 24, 2021, which was effective as of May 1, 2021, pursuant to which he agreed to serve as our President and Chief Executive Officer. The letter agreement provides for at-will employment and either party may terminate his employment, for any reason or no reason, upon 30 days prior written notice, although we may terminate his employment for cause (as defined in the letter agreement) at any time upon written notice.

The letter agreement provides that Dr. Roden is entitled to an initial annualized base salary of $400,000, which reflects his initial 80% time commitment, and his annualized base salary will be increased commensurately if he agrees to increase his time commitment to us at the request of (or otherwise with the approval of) the board. The base salary is reviewed annually, typically in connection with our annual performance review process and may be adjusted from time to time to realign salaries with market levels. The letter agreement also provides that Dr. Roden is entitled to an annual discretionary bonus, with a target of 40% of his base salary. Dr. Roden is generally required to remain employed with us through the date of payment in order to earn a discretionary bonus for a fiscal year, but if, after the end of a fiscal year but prior to payment of the bonus for such fiscal year, we terminate his employment without cause, he resigns for good reason (as defined in the letter agreement) or his employment terminates due to his death or disability (as defined in the letter agreement), he will be deemed to have earned the bonus for such prior year as if he had remained employed by us through the payment date.

Shulamit Ron-Bigger, PhD

We entered into a letter agreement with Dr. Ron-Bigger, dated August 4, 2022, pursuant to which she agreed to serve as our Chief Operating Officer. The letter agreement provides for at-will employment and either party may terminate her employment, at any time, for any reason or no reason.

The letter agreement provides that Dr. Ron-Bigger is entitled to an initial annualized base salary of $360,000 and also provides that Dr. Ron-Bigger is entitled to an annual discretionary bonus, with a target of 30% of her base salary. The base salary is reviewed annually, typically in connection with our annual performance review process and may be adjusted from time to time to realign salaries with market levels. Dr. Ron-Bigger is generally required to remain employed with us through the date of payment in order to earn a discretionary bonus for a fiscal year, but if, after the end of a fiscal year but prior to payment of the bonus for such fiscal year, we terminate her employment without cause (as defined in the letter agreement), she resigns for good reason (as defined in the letter agreement) or her employment terminates due to her death or disability (as defined in the letter agreement), she will be deemed to have earned the bonus for such prior year as if he had remained employed by us through the payment date.

Dr. Ron-Bigger received an option to purchase 1,019,156 shares of our common stock pursuant to our 2020 Equity Incentive Plan, immediately following the closing of our Series A Extension financing. The option vests over a period of four years, with 25% of the shares subject to the option vesting on the first anniversary of her start date and the remaining shares vesting in equal monthly increments over the following 3 years, subject to her continued service with us through the applicable vesting date.

In addition, Dr. Ron-Bigger received a sign-on bonus of $75,000 and a relocation assistance payment of $90,000, subject to forfeiture in the event that Dr. Ron-Bigger’s employment was terminated within the first year without cause or for good reason (each as defined in the letter agreement).

Paul Feldman, PhD

We entered into a letter agreement with Dr. Feldman dated October 26, 2022, pursuant to which he agreed to serve as our Chief Scientific Officer. The letter agreement provides for at-will employment and either party may terminate his employment, at any time, for any reason or no reason.

The letter agreement provides that Dr. Feldman is entitled to an initial annualized base salary of $385,000 and also provides that Dr. Feldman is entitled to an annual discretionary bonus, with a target of 30% of his base salary. The base salary is reviewed annually, typically in connection with our annual performance review process and may be adjusted from time to time to realign salaries with market levels. Dr. Feldman is generally required to remain employed with us through the date of payment in order to earn a discretionary bonus for a fiscal year, but if, after the end of a fiscal year but prior to payment of the bonus for such fiscal year, we terminate his employment without cause (as defined in the letter agreement), he resigns for good reason (as defined in the letter agreement) or his employment terminates due to his death or disability (as defined in the letter agreement), he will be deemed to have earned the bonus for such prior year as if he had remained employed by us through the payment date.

Potential payments upon termination of employment or change in control

Each of our named executive officers is entitled to severance and other benefits upon a termination of his or her employment in certain circumstances, as described below. The terms “cause”, “good reason” and “change of control” referred to below are defined in the named executive officer’s employment agreement.

Matthew Roden, PhD

Dr. Roden’s letter agreement provides that if we terminate Dr. Roden’s employment without cause (as defined in the letter agreement), he resigns for good reason (as defined in the letter agreement) or his employment terminates due to his death or disability, then, subject to his timely execution and delivery of a separation agreement that includes a general release of claims, he will be eligible to receive (i) payment of base salary for 12 months (or 18 months if the termination occurs within 12 months after a change of control(as defined in the letter agreement)), (ii) a prorated bonus for the year of termination, paid at the same time that bonuses are paid to other employees, (iii) payment of his COBRA premiums for the severance period described above (or if earlier, until he is no longer eligible for COBRA coverage or becomes eligible for comparable health insurance coverage in connection with new employment or self-employment), and (iv) accelerated vesting of equity awards for the number of shares that would have vested had he continued to provide service through the end of the severance period (provided that if the termination occurs within 12 months after a change of control, he is entitled to full acceleration of his outstanding equity awards).

Shulamit Ron-Bigger, PhD

Dr. Ron-Bigger’s letter agreement provides that if we terminate Dr. Ron-Bigger’s employment without cause (as defined in the letter agreement), she resigns for good reason (as defined in the letter agreement) or her employment terminates due to her death or disability, then, subject to her timely execution and delivery of a separation agreement that includes a general release of claims, she will be eligible to receive (i) payment of base salary for 6 months, (ii) payment of her COBRA premiums for the severance period described above (or, if earlier, until she is no longer eligible for COBRA coverage or becomes eligible for comparable health insurance coverage in connection with new employment or self-employment), and (iii) if the termination occurs within 12 months after a change of control (as defined in the letter agreement), she is entitled to full acceleration of her outstanding equity awards.

Paul Feldman, PhD

Dr. Feldman’s letter agreement provides that if we terminate Dr. Feldman’s employment without cause (as defined in the letter agreement), he resigns for good reason (as defined in the letter agreement) or his employment terminates due to his death or disability, then, subject to his timely execution and delivery of a separation agreement that includes a general release of claims, he will be eligible to receive (i) payment of base salary for 6 months, (ii) payment of his COBRA premiums for the severance period described above (or, if earlier, until he is no longer eligible for COBRA coverage or becomes eligible for comparable health insurance coverage in connection with new employment or self-employment), and (iii) if the termination occurs within 12 months after a change of control (as defined in the letter agreement), he is entitled to full acceleration of his outstanding equity awards.

Employee and retirement benefits

We currently provide broad-based health and welfare benefits to our full-time employees, including our named executive officers, including health, life, disability, vision, and dental insurance. In addition, we maintain a safe-harbor 401(k) retirement plan under which we make discretionary matching non-elective contributions to eligible plan participants. We did not provide any matching or discretionary contributions under the 401(k) plan during the fiscal year ended December 31, 2023. Other than the 401(k) plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our named executive officers.

Outstanding equity awards at fiscal year-end 2023

The following table sets forth information about the outstanding equity awards held by each of our named executive officers as of December 31, 2023:

Option awards					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not yet vested(1)
Matthew Roden, PhD	575,038	1,548,182	$0.96	11/15/2032	65,625	$59,719
	1,512,500	687,500	$0.50	4/14/2031
Shulamit Ron-Bigger, PhD	318,486	700,670	$0.96	10/30/2032
Paul Feldman, PhD	122,868	330,802	$0.96	11/15/2032	62,500	$56,875
	378,125	171,875	$0.50	4/14/2031

(1)	Because we were not publicly traded during 2023, there was no readily ascertainable public market value for our shares. Stock awards reported in this table were valued based on the fair market value of a share of our common stock as of December 31, 2023 ($0.91), as determined by our Board of Directors based on a third-party valuation.

Non-Employee director compensation

The following table sets forth the compensation paid to, received by, or earned during fiscal year 2023 by the non-employee directors of our Board.

Name	Fees earned or paid in cash ($)	All other compensation ($)	Total ($)
Todd Foley, MBA(1)	—	—	—
Ken Herrmann, MD(2)	—	—	—
Helen Kim, MBA(1)	—	—	—
Andrew Levin, MD, PhD(3)	—	—	—
Oleg Nodelman(1)(4)	—	—	—
Lloyd M. Segal, MBA(5)	$35,000	—	$35,000

(1)	As of December 31, 2023, Mr. Foley, Ms. Kim and Mr. Nodelman did not hold any outstanding options or any unvested stock awards.
(2)	As of December 31, 2023, Dr. Herrmann held outstanding options to purchase an aggregate of 200,000 shares of our common stock, and did not hold any other unvested stock awards.
(3)	Dr. Levin joined our board of directors in September 2024 and, as such, received no compensation in fiscal year ended December 31, 2023.
(4)	Mr. Nodelman will resign from our board of directors effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.
(5)	As of December 31, 2023, Mr. Segal held outstanding options to purchase an aggregate of 245,000 shares of our common stock. And did not hold any other unvested stock awards.

Equity plans

2025 Equity incentive plan

Our 2025 Equity Incentive Plan, or the 2025 Plan, was adopted by our board of directors on     , approved by our stockholders on    , and will become effective upon the date immediately preceding the date on which the registration statement of which this prospectus is part is declared effective by the Securities and Exchange Commission, or the SEC. The material terms of the 2025 Plan are summarized below. The purpose of the 2025 Plan is provide incentives for our employees, directors and consultants to exert maximum efforts for the success of the Company and our affiliates and to provide a means by which such persons may be given an opportunity to benefit from increases in value of our common stock through the granting of awards. Upon the effectiveness of the 2025 Plan, no further grants may be made under the 2020 Equity Incentive Plan, or the 2020 Plan.

The 2025 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Authorized shares. Initially, the maximum number of shares of our common stock that may be issued under the 2025 Plan will not exceed      shares of our common stock, plus an additional number of shares not to exceed     shares, consisting of any shares of our common stock subject to outstanding stock options or other stock awards granted under the 2020 Plan that, following the effective date of the 2025 Plan, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price. In addition, the number of shares of our common stock that will be reserved for issuance under the 2025 Plan will automatically increase on January 1 of each year for a period of ten years, beginning on January 1, 2026 and continuing through January 1, 2035, in an amount equal to    % of the total number of shares of our common stock outstanding on December 31 of the immediately preceding calendar year; provided, however, that our board of directors may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of our common stock. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under the 2025 Plan is      shares.

Shares subject to awards that will be granted under the 2025 Plan that expire or terminate without being exercised in full will not reduce the number of shares available for issuance under the 2025 Plan. The settlement of any portion of an award in cash will not reduce the number of shares available for issuance under the 2025 Plan. Shares withheld under an award to satisfy the exercise, strike or purchase price of an award or to satisfy a tax withholding obligation will not reduce the number of shares that will be available for issuance under the 2025 Plan. With respect to a stock appreciation right, only shares of our common stock that are issued upon settlement of the stock appreciation right will count towards reducing the number of shares available for issuance under the 2025 Plan. If any shares of our common stock issued pursuant to an award are forfeited back to or repurchased or reacquired by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of an award; or (iii) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2025 Plan.

Plan administration. Our board of directors, or a duly authorized committee of our board of directors, will administer the 2025 Plan. Our board of directors, or a duly authorized committee of our board of directors, may, in accordance with the terms of the 2025 Plan, delegate to one or more of our officers the authority to (i) designate employees (other than officers) to be recipients of specified awards, and to the extent permitted by applicable law, the terms of such; and (ii) determine the number of shares subject to such awards granted to such employees. Under the 2025 Plan, our board of directors, or a duly authorized committee of our board of directors, will have the authority to determine award recipients, how and when each award will be granted; the types of awards to be granted, grant dates, the number of shares subject to each award, the fair market value of our common stock, and the provisions of each award, including the period of exercisability and the vesting schedule applicable to an award. Under the 2025 Plan, (i) our board of directors will not, without stockholder approval, (A) reduce the exercise or strike price of an option or stock appreciation right (other than in connection with a capitalization adjustment), and (B) at any time when the exercise or strike price of an option or stock appreciation right is above the fair market value of a share of our common stock, cancel and re-grant or exchange such option or stock appreciation right for a new award with a lower (or no) purchase price or for cash, and (ii) a participant’s rights under any award will not be materially adversely affected without the participant’s written consent.

We will also designate a plan administrator to administer the day-to-day operations of the 2025 Plan.

Stock options. ISOs and NSOs will be granted under stock option agreements adopted by the plan administrator. The plan administrator will determine the exercise price for stock options, within the terms and conditions of the 2025 Plan, except the exercise price of a stock option generally will not be less than 100% (or 110% in the case of ISOs granted to a person who owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations, or a ten percent stockholder) of the fair market value of our common stock on the date of grant. Options granted under the 2025 Plan will vest at the rate specified in the stock option agreement as will be determined by the plan administrator. The terms and conditions of separate options need not be identical.

No option will be exercisable after the expiration of ten years (or five years in the case of ISOs granted to a ten percent stockholder) or a shorter period specified in the applicable award agreement. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of      months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. If a participant is suspended pending investigation of whether his or her service relationship with us or any of our affiliates shall be terminated for cause, the participant’s rights to exercise an option will be suspended during the investigation period. An optionholder may not exercise an option at any time that the issuance of shares upon such exercise would violate applicable law. Unless provided otherwise in the optionholder’s stock option agreement or other written agreement between an optionholder and us, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than for cause and, at any time during the last thirty days of the applicable post-termination exercise period: (i) the exercise of the optionholder’s option would be prohibited solely because the issuance of shares upon such exercise would violate applicable law, (ii) the immediate sale of any shares issued upon such exercise would violate our trading policy or (iii) our board of directors has suspended exercisability of such optionholder’s option pending investigation of whether his or her service relationship with us or any of our affiliates shall be terminated for cause, then the applicable post-termination exercise period will be extended to the last day of the calendar month that begins after the date the award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period. There is no limitation as to the maximum permitted number of extensions. However, in no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash, check, bank draft or money order payable to us; (ii) a broker-assisted cashless exercise; (iii) subject to certain conditions, the tender of shares of our common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options or stock appreciation rights generally will not be transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.

Tax limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by any participant during any calendar year under all of our stock plans or plans of our affiliates may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, is a ten percent stockholder unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted stock unit awards. Subject to the terms of the 2025 Plan, each restricted stock unit award will have such terms and conditions as determined by the plan administrator. A restricted stock unit award represents a participant’s right to be issued on a future date the number of shares of our common stock that is equal to the number of restricted stock units subject to the award. A participant will not have voting or any other rights as a stockholder of ours with respect to any restricted stock unit award (unless and until shares are actually issued in settlement of a vested restricted stock unit award). A restricted stock unit award will generally be granted in consideration for a participant’s services to us or an affiliate, such that the participant will not be required to make any payment to us (other than such services) with respect to the grant or vesting of the restricted stock unit award, or the issuance of any shares pursuant to the restricted stock unit award. If, at the time of grant, our board of directors determines that a participant must pay consideration upon the issuance of shares pursuant to a restricted stock unit award, such consideration may be paid in any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock (or any combination of our common stock and cash), or in any other form of consideration determined by our board of directors and set forth in the restricted stock unit award agreement. At the time of grant, the plan administrator may impose such restrictions or conditions on the award of restricted stock units that delay delivery to a date following the vesting of the award in a manner intended to comply with Section 409A of the Code, as applicable. Additionally, dividends or dividend equivalents may be paid or credited in respect of shares covered by a restricted stock unit award, subject to the same restrictions on transferability and forfeitability as the underlying award with respect to which such dividends or dividend equivalents are granted and subject to such other terms and conditions as determined by the plan administrator and specified in the applicable restricted stock unit award agreement. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted stock awards. Restricted stock awards will be granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us or any of our affiliates, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator will determine the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Dividends or dividend equivalents may be paid or credited with respect to shares subject to a restricted stock award, subject to the same restrictions on transferability and forfeitability as the underlying award with respect to which such dividends or dividend equivalents are granted and subject to such other terms and conditions as determined by the plan administrator and specified in the applicable restricted stock award agreement. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of our common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock appreciation rights. Stock appreciation rights will be granted under stock appreciation right agreements adopted by the plan administrator and denominated in shares of common stock equivalents. The terms of separation stock appreciation rights need not be identical. The plan administrator will determine the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2025 Plan will vest at the rate specified in the stock appreciation right agreement as will be determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of our common stock (or any combination of our common stock and cash) or in any other form of payment, as determined by our board of directors and specified in the stock appreciation right agreement.

The plan administrator will determine the term of stock appreciation rights granted under the 2025 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us or any of our affiliates ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation rights for a period of 18 months following the date of death. If a participant’s service relationship with us or any of our affiliates ceases due to disability, the participant may generally exercise any vested stock appreciation rights for a period of 12 months following the cessation of service. In the event of a termination for cause, stock appreciation rights generally terminate upon the termination date. If a participant is suspended pending investigation of whether his or her service relationship with us or any of our affiliates shall be terminated for cause, the participant’s rights to exercise a stock appreciation right will be suspended during the investigation period. A holder of a stock appreciation right may not exercise a stock appreciation right at any time that the issuance of shares upon such exercise would violate applicable law. Unless provided otherwise in the stock appreciation right agreement or other written agreement between the participant and us, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than for cause and, at any time during the last thirty days of the applicable post-termination exercise period: (i) the exercise of the participant’s stock appreciation right would be prohibited solely because the issuance of shares upon such exercise would violate applicable law, (ii) the immediate sale of any shares issued upon such exercise would violate our trading policy or (iii) our board of directors has suspended exercisability of such optionholder’s option pending investigation of whether his or her service relationship with us or any of our affiliates shall be terminated for cause, then the applicable post-termination exercise period will be extended to the last day of the calendar month that begins after the date the award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period. There is no limitation as to the maximum permitted number of extensions. However, in no event may a stock appreciation right be exercised beyond the expiration of its term.

Other stock awards. The plan administrator will be permitted to grant other awards, based in whole or in part by reference to, or otherwise based on, our common stock, either alone or in addition to other awards. The plan administrator will have the sole and complete discretion to determine the persons to whom and the time or times at which other stock awards will be granted, the number of shares under the other stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-employee director compensation limit. The aggregate value of all compensation granted or paid following the effective date of the 2025 Plan to any individual for service as a non-employee director with respect to any fiscal year, including awards granted under the 2025 Plan (valued based on the grant date fair value for financial reporting purposes) and cash fees paid by us to such non-employee director, will not exceed $  in total value, except such amount will increase to $   for the year in which a non-employee director is first appointed or elected to our board of directors.

Changes to capital structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, our board of directors will appropriately and proportionately adjust (i) the class and maximum number of shares subject to the 2025 Plan; (ii) the class and maximum number of shares that may be issued on the exercise of ISOs; and (iii) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding awards granted under the 2025 Plan. Corporate transactions. In the event of a corporate transaction (as defined below), unless otherwise provided in a participant’s award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant, any awards outstanding under the 2025 Plan may be assumed, continued or substituted for, in whole or in part, by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to our common stock issued pursuant to awards may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such awards, then (i) with respect to any such awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such awards will be accelerated in full (or, in the case of awards with performance-based vesting with multiple vesting levels depending on the level of performance, unless provided otherwise in the applicable award agreement, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such awards will lapse (contingent upon the effectiveness of the corporate transaction); and (ii) any such awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the occurrence of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event an award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such award may not exercise such award but instead will receive a payment, in such form as may be determined by our board of directors, equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the award, over (ii) any per share exercise price payable by such holder, if applicable. As a condition to the receipt of an award, a participant will be deemed to have agreed that the award will be subject to the terms of any agreement under the 2025 Plan governing a corporate transaction involving us.

Under the 2025 Plan, a “corporate transaction” generally will be the consummation, in a single transaction or in a series of related transactions, of (i) a sale or other disposition of all or substantially all, as determined by our board of directors, of our consolidated assets; (ii) a sale or other disposition of at least 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in control. Awards to be granted under the 2025 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined below) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Under the 2025 Plan, a “change in control” generally will be: (i) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (ii) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (iii) stockholder approval of a complete dissolution or liquidation; (iv) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (v) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of the underwriting agreement related to this offering, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Transferability. Except as expressly provided in the 2025 Plan or the form of award agreement, awards granted under the 2025 Plan may not be transferred or assigned by a participant. After the vested shares subject to an award have been issued, or in the case of a restricted stock award and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of our trading policy and applicable law.

Clawback/Recovery. All awards granted under the 2025 Plan will be subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law and any clawback policy that we otherwise adopt, to the extent applicable and permissible under applicable law. In addition, our board of directors may impose such other clawback, recovery or recoupment provisions in an award agreement as our board of directors determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of our common stock or other cash or property upon the occurrence of cause.

Amendment or termination. Our board of directors may accelerate the time at which an award granted under the 2025 Plan may first be exercised or the time during which an award grant under the 2025 Plan or any part thereof will vest, notwithstanding the provisions in the award agreement stating the time at which it may first be exercised or the time during which it will vest. Our board of directors will have the authority to amend, suspend, or terminate the 2025 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments will also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts the 2025 Plan. No awards may be granted under the 2025 Plan while it is suspended or after it is terminated.

We intend to file a registration statement on Form S-8 to register all of the shares of our common stock reserved for issuance under the 2025 Plan.

2020 Equity incentive plan

In 2020, our board of directors adopted and our stockholders initially approved the 2020 Plan. No further awards will be made under the 2020 Plan after this offering; however, awards outstanding under the 2020 Plan will continue to be governed by their existing terms.

Share reserve. As of     , 2024, we have reserved     shares of our common stock for issuance under the 2020 Plan. As of     , 2024, options to purchase     shares of our common stock, at exercise prices ranging from $  to $  per share, or a weighted-average exercise price of $  per share were outstanding under the 2020 Plan, and shares of our common stock remained available for future issuance under the 2020 Plan. Unissued shares subject to awards that expire or terminate for any reason without being exercised in full, or shares issued pursuant to the 2020 Plan that are reacquired by us at no more than the price at which the shares were previously issued will again become available for issuance under the 2020 Plan or, following consummation of this offering, under the 2025 Plan.

Administration. Our board of directors, or a committee thereof, has administered the 2020 Plan since its adoption; however, following this offering, the compensation committee of our board of directors will generally administer the 2020 Plan. The administrator has complete discretion to make all decisions relating to the 2020 Plan and outstanding awards.

Eligibility. Employees, non-employees and directors of ours or our affiliates, as well as any other person who our board of directors determines to have made (or is expected to make) contributions to us are eligible to participate in the 2020 Plan. However, only employees are eligible to receive incentive stock options.

Types of awards. The 2020 Plan provides for the following types of awards granted with respect to shares of our common stock:

•	ISOs and NSOs to purchase shares of our common stock;

•	restricted stock awards; and

•	other stock-based awards.

Options. The exercise price for options granted under the 2020 Plan is determined by our board of directors, but may not be less than 100% of the fair market value of our common stock on the grant date (or 110% in the case of ISOs granted to a ten percent stockholder). Optionees may pay the exercise price in cash or cash equivalents or by one, or any combination of, the following forms of payment, as permitted by the administrator in its sole discretion:

•	by check payable to the order of the Company;

•	to the extent provided in an award agreement, delivery of shares of our common stock that the optionee already owns;

•	delivery of a full-recourse promissory note;

•

through a broker-assisted sale of the option shares pursuant to which a creditworthy broker will deliver sufficient funds to the Company to pay the exercise price, if the shares of our common stock are publicly traded; or

•	other lawful consideration as our board of directors may determine.

Options vest as determined by the administrator. In general, we have granted options that vest over a four-year period. Options expire at the time determined by the administrator, but in no event more than ten years after they are granted (or five years after the grant date for ISOs granted to ten percent stockholders), and generally expire earlier if the optionee’s service terminates.

Restricted shares. Restricted shares may be awarded or sold under the 2020 Plan in return for cash or a check for at least the par value of the shares, delivery of a promissory note or any other form of consideration acceptable to the administrator in its sole discretion, in exchange for services rendered to us, by delivery of a full-recourse promissory note or through any other means permitted by applicable law. Restricted shares vest as determined by the administrator.

Other stock-based awards. The administrator may grant other awards based on our common stock having such terms and conditions that it may determine, including stock appreciation rights, phantom stock awards or stock units.

Change of control. In the event of a change of control (as defined in the 2020 Plan to include the acquisition 50% or more of our voting stock other than pursuant to an equity financing, a reorganization, merger or consolidation, a sale of all or substantially all of our stock or assets, or a liquidation or dissolution), unless otherwise provided in an award agreement, our board of directors, in its discretion, will take one or more of the following actions with respect to awards granted under the 2020 Plan:

•	the continuation or assumption of an award by the surviving or acquiring entity;

•	accelerate the vesting of an award;

•	permit the exchange of any award for the right to participate in any stock option or benefit plan of a successor corporation;

•

provide for the repurchase of an award in exchange for an amount equal to the excess, if any, of the consideration received for a share underlying the award in the change of control over any exercise price per share applicable to the award; or

•	provide for the termination of the award immediately prior to the change of control.

The administrator is not obligated to treat all awards in the same manner. The administrator has the discretion, at any time, to provide that an award under the 2020 Plan will vest on an accelerated basis in connection with a corporate transaction or to amend or modify an award so long as such amendment or modification is not inconsistent with the terms of the 2020 Plan or would not result in the impairment of a participant’s rights without the participant’s consent.

Changes in capitalization. In the event of certain specified changes in the capital structure of our common stock, such as a stock split, reverse stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or similar event, proportionate adjustments will automatically be made in (i) each of the number and class of shares available for future grants under the 2020 Plan, (ii) the number and class of shares, as well as the vesting schedule and exercise price per share subject to each outstanding option, (iii) any repurchase price applicable to shares granted under the 2020 Plan and (iv) any other terms of outstanding awards as determined by the administrator to be appropriate.

Amendments or termination. The administrator may at any time amend, suspend or terminate the 2020 Plan at any time. No awards may be granted under the 2020 Plan after the completion of ten years after the date when our board of directors adopted the plan, provided, however, that in any event, it will terminate upon the completion of this offering, but as noted above, awards outstanding under the 2020 Plan will remain outstanding and will continue to be governed by their existing terms.

We intend to file a registration statement on Form S-8 to register all of the shares of our common stock reserved for issuance pursuant to outstanding awards granted under the 2020 Plan.

2025 Employee stock purchase plan

Our 2025 Employee Stock Purchase Plan, or the ESPP, was approved by our board of directors on      , approved by our stockholders on     , and will become effective on the date immediately preceding the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. The material terms of the ESPP are summarized below.

Purpose. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our related corporations. The ESPP will include two components. One component is designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code, or the 423 Component, and accordingly, it will be construed in a manner that is consistent with the requirements of Section 423 of the Code. We intend (but make no undertaking or representation to maintain) the 423 Component to qualify as an employee stock purchase plan, as that term is defined in Section 423(b) of the Code. The other component will permit the grant of purchase rights that do not qualify for such favorable tax treatment, or the Non-423 Component, in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the United States while complying with applicable foreign laws, and except as otherwise provided in the ESPP or determined by our board of directors, it will operate and be administered in the same manner as the 423 Component.

Share reserve. Initially, the maximum number of shares of our common stock that may be issued under the ESPP will not exceed     shares of our common stock. The number of shares of our common stock that will be reserved for issuance will automatically increase on January 1 of each year for a period of ten years, beginning on January 1, 2026 and ending on (and continuing through) January 1, 2035, in an amount equal to the lesser of (i)  % of the total number of shares of our common stock outstanding on December 31 of the immediately preceding calendar year; and (ii)     shares; provided, however, that our compensation committee may act prior to January 1 of a given year to provide that there will be no increase for such calendar year or the increase for such year will be a lesser number of shares than the amount set forth in clauses (i) and (ii) above. For the avoidance of doubt, up to the maximum number of shares of our common stock reserved may be used to satisfy purchases of our common stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy the purchases of our common stock under the Non-423 Component.

If any purchase right granted under the ESPP terminates without having been exercised in full, the shares of our common stock not purchased under such purchase right will again become available for issuance under the ESPP.

The common stock purchasable under the ESPP will be shares of authorized but unissued or reacquired common stock, including shares repurchased by us on the open market.

Administration. Our board of directors will administer the ESPP. Our board of directors may delegate some or all of the administration of the ESPP to a committee or committees of our board of directors. All references to our board of directors in this summary shall include a duly authorized committee of our board of directors except where the context dictates otherwise. Further, to the extent not prohibited by applicable law, our board of directors may, from time to time, delegate some or all of its authority under the ESPP to one or more of our officers or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. Our board of directors will have the authority to determine how and when purchase rights are granted and the provisions of each offering; to designate, from time to time, which of our related corporations will be eligible to participate in the 423 Component or the Non-423 Component, or which related corporations will be eligible to participate in each separate offering; to construe and interpret the ESPP and purchase rights thereunder, and to establish, amend and revoke rules and regulations for the ESPP’s administration; to settle all controversies regarding the ESPP and purchase rights granted thereunder; to amend, suspend or terminate the ESPP; to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of us and our related corporations and to carry out the intent of the ESPP to be treated as an employee stock purchase plan with respect to the 423 Component; and to adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the ESPP by employees who are foreign nationals or employed or located outside the United States.

All determinations, interpretations and constructions made by our board of directors in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

Offerings. Our board of directors may grant or provide for the grant of purchase rights to eligible employees under an offering (consisting of one or more purchase periods) on an offering date or offering dates selected by our board of directors. Each offering will be in the form and will contain those terms and conditions as our board of directors deems appropriate, and, with respect to the 423 Component, will comply with the requirements of Section 423(b)(5) of the Code. The provisions of separate offerings do not need to be identical, but each offering will include the period during which the offering will be effective, which period will not exceed 27 months beginning with the offering date, and the substance of the applicable provisions contained in the ESPP.

If a participant has more than one purchase right outstanding under the ESPP, unless he or she otherwise indicates in forms delivered to us or a third party designee of ours: (i) each form will apply to all of his or her purchase rights under the ESPP, and (ii) a purchase right with a lower exercise price (or an earlier-granted purchase right, if different purchase rights have identical exercise prices) will be exercised to the fullest possible extent before a purchase right with a higher exercise price (or a later-granted purchase right if different purchase rights have identical exercise prices) will be exercised.

Our board of directors will have the discretion to structure an offering so that if the fair market value of a share of our common stock on the first trading day of a new purchase period within that offering is less than or equal to the fair market value of a share of our common stock on the first day of that offering, then (i) that offering will terminate immediately as of that first trading day, and (ii) the participants in such terminated offering will be automatically enrolled in a new offering beginning on the first trading day of such new purchase period.

Eligibility. Generally, purchase rights may only be granted to employees, including executive officers, employed by us (or by any of our affiliates or related corporations as designated by our board of directors) on the first day of an offering if such employee has been employed by us or by one of our designated affiliates or related corporations for such continuous period preceding such date as our board of directors may require, but in no event will the required period of continuous employment be equal to or greater than two years with respect to the 423 Component. Our board of directors may (unless prohibited by applicable law) require that employees have to satisfy one or both of the following service requirements with respect to the 423 Component: (i) being customarily employed by us, or any of our related corporations or affiliates, for more than 20 hours per week and more than five months per calendar year; or (ii) such other criteria as our board of directors may determine consistent with Section 423 of the Code with respect to the 423 Component. Our board of directors may provide that each person who, during the course of an offering, first becomes an eligible employee will, on the date or dates specified in the offering which coincides with the day on which the person becomes an eligible employee or which occurs thereafter, receive a purchase right under that offering, and the purchase right will thereafter be deemed to be part of the offering with substantially identical characteristics. With respect to the 423 Component, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee owns stock possessing five percent or more of the total combined voting power or value of all classes of our outstanding capital stock (or the stock of any related corporation) determined in accordance with the rules of Section 424(d) of the Code. With respect to the 423 Component, as specified by Section 423(b)(8) of the Code, an employee may be granted purchase rights only if such purchase rights, together with any other rights granted under all employee stock purchase plans of ours or any of our related corporations, do not permit such employee’s rights to purchase our stock or the stock of any of our related corporations to accrue at a rate which, when aggregated, exceeds $25,000 (based on the fair market value per share of such common stock on the date that the purchase right is granted) for each calendar year such purchase rights are outstanding at any time. Our board of directors may also exclude from participation in the ESPP or any offering employees of ours, or of any of our related corporation, who are highly compensated employees, as within the meaning of Section 423(b)(4)(D) of the Code, or a subset of such highly compensated employees.

Notwithstanding anything in the foregoing paragraph to the contrary, in the case of an offering under the Non-423 Component, an employee (or a group of employees) may be excluded from participation in the ESPP or an offering if our board of directors has determined, in its sole discretion, that participation of such employee is not advisable or practical for any reason.

Purchase rights; purchase price. On the first day of each offering, each eligible employee, pursuant to an offering made under the ESPP, will be granted a purchase right to purchase up to that number of shares purchasable either with a percentage or with a maximum dollar amount, as designated by our board of directors, which will not exceed 15% of such employee’s earnings (as defined by our board of directors) during each period that begins on the first day of the offering (or such later date as our board of directors determines for a particular offering) and ends on the date stated in the offering, which date will be no later than the end of the offering. Our board of directors will establish one or more purchase dates during an offering on which purchase rights granted for that offering will be exercised and shares of our common stock will be purchased in accordance with such offering. Each eligible employee may purchase of up to     shares of our common stock in an offering (or such lesser number of shares determined by our board of directors prior to the start of the offering). Our board of directors may also specify (i) a maximum number of shares that may be purchased by any participant on any purchase date during an offering, (ii) a maximum aggregate number of shares that may be purchased by all participants in an offering and/or (iii) a maximum aggregate number of shares that may be purchased by all participants on any purchase date under an offering. If the aggregate number of shares issuable upon exercise of purchase rights granted under the offering would exceed any such maximum aggregate number, then, in the absence of any action by our board of directors otherwise, a pro rata allocation of the shares (rounded down to the nearest whole share) available, based on each participant’s accumulated contributions, will be made in as nearly a uniform manner as will be practicable and equitable.

The purchase price of shares acquired pursuant to purchase rights will not be less than the lesser of (i) 85% of the fair market value of a share of our common stock on the first day of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Participation; withdrawal; termination. An eligible employee may elect to participate in an offering and authorize payroll deductions as the means of making contributions by completing and delivering to us or our designee, within the time specified in the offering, an enrollment form provided by us or our designee. The enrollment form will specify the amount of contributions not to exceed the maximum amount specified by our board of directors, but in any event not to exceed 15% of the eligible employee’s base wages. Each participant’s contributions will be credited to a bookkeeping account for the participant under the ESPP and will be deposited with our general funds except where applicable law requires that contributions be deposited with a third party. If permitted in the offering, a participant may begin such contributions with the first payroll occurring on or after the first day of the applicable offering (or, in the case of a payroll date that occurs after the end of the prior offering but before the first day of the next new offering, contributions from such payroll will be included in the new offering). If permitted in the offering, a participant may thereafter reduce (including to zero) or increase his or her contributions. If required under applicable law or if specifically provided in the offering, in addition to or instead of making contributions by payroll deductions, a participant may make contributions through payment by cash, check or wire transfer prior to a purchase date.

During an offering, a participant may cease making contributions and withdraw from the offering by delivering to us or our designee a withdrawal form provided by us. We may impose a deadline before a purchase date for withdrawing. Upon such withdrawal, such participant’s purchase right in that offering will immediately terminate and we will distribute as soon as practicable to such participant all of his or her accumulated but unused contributions and such participant’s purchase right in that offering shall then terminate. A participant’s withdrawal from that offering will have no effect upon his or her eligibility to participate in any other offerings under the ESPP, but such participant will be required to deliver a new enrollment form to participate in subsequent offerings.

Unless otherwise required by applicable law, purchase rights granted pursuant to any offering under the ESPP will terminate immediately if the participant either (i) is no longer an employee for any reason or for no reason (subject to any post-employment participation period required by applicable law) or (ii) is otherwise no longer eligible to participate. We will distribute the individual’s accumulated but unused contributions as soon as practicable to such individual.

Unless otherwise determined by our board of directors, a participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between us and one of our designated companies designated to participate in an offering (or between such designated companies) will not be treated as having terminated employment for purposes of participating in the ESPP or an offering. However, if a participant transfers from an offering under the 423 Component to an offering under the Non-423 Component, the exercise of the participant’s purchase right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a participant transfers from an offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the purchase right will remain non-qualified under the Non-423 Component. Our board of directors may establish different and additional rules governing transfers between separate offerings within the 423 Component and between offerings under the 423 Component and offerings under the Non-423 Component. Unless otherwise specified in the offering or as required by applicable law, we will have no obligation to pay interest on contributions.

Purchase of shares. On each purchase date, each participant’s accumulated contributions will be applied to the purchase of shares, up to the maximum number of shares permitted by the ESPP and the applicable offering, at the purchase price specified in the offering. Unless otherwise provided in the offering, if any amount of accumulated contributions remains in a participant’s account after the purchase of shares on the final purchase date of an offering, then such remaining amount will not roll over to the next offering and will instead be distributed in full to such participant after the final purchase date of such offering without interest (unless otherwise required by applicable law). No purchase rights may be exercised to any extent unless the shares of our common stock to be issued upon such exercise under the ESPP are covered by an effective registration statement pursuant to the Securities Act of 1933, as amended, or the Securities Act, and the ESPP is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control and other laws applicable to the ESPP. If on a purchase date the shares of our common stock are not so registered or the

ESPP is not in such compliance, no purchase rights will be exercised on such purchase date, and the purchase date will be delayed until the shares of our common stock are subject to such an effective registration statement and the ESPP is in material compliance, except that the purchase date will in no event be more than 27 months from the first day of an offering. If, on the purchase date, as delayed to the maximum extent permissible, the shares of our common stock are not registered and the ESPP is not in material compliance with all applicable laws, as determined by us in our sole discretion, no purchase rights will be exercised and all accumulated but unused contributions will be distributed to the ESPP participants without interest (unless the payment of interest is otherwise required by applicable law).

A participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of our common stock subject to purchase rights unless and until the participant’s shares of our common stock acquired upon exercise of purchase rights are recorded in our books (or the books of our transfer agent).

Changes to capital structure. The ESPP provides that in the event of a change in our capital structure through actions such as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, our board of directors will appropriately and proportionately adjust: (i) the class(es) and maximum number of shares subject to the ESPP; (ii) the class(es) and maximum number of shares by which the share reserve is to increase automatically each year; (iii) the class(es) and number of shares subject to, and purchase price applicable to, outstanding offerings and purchase rights; and (iv) the class(es) and number of shares that are subject to purchase limits under each ongoing offering. Our board of directors will make these adjustments, and its determination will be final, binding and conclusive.

Corporate transactions. The ESPP provides that in the event of a corporate transaction (as defined below), any then-outstanding rights to purchase our common stock under the ESPP may be assumed, continued, or substituted for by any surviving or acquiring corporation (or its parent company). If the surviving or acquiring corporation (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then (i) the participants’ accumulated payroll contributions will be used to purchase shares of our common stock (rounded down to the nearest whole share) within 10 business days (or such other period specified by our board of directors) before such corporate transaction under the outstanding purchase rights, and such purchase rights will terminate immediately after such purchase, or (ii) our board of directors, in its discretion, may terminate outstanding offerings, cancel the outstanding purchase rights and refund the participants’ accumulated contributions.

Under the ESPP, a “corporate transaction” is generally the consummation, in a single transaction or in a series of related transactions, of: (i) a sale or other disposition of all or substantially all, as determined by our board of directors, of the consolidated assets of us and our subsidiaries; (ii) a sale or other disposition of at least 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Transferability. During a participant’s lifetime, purchase rights will be exercisable only by a participant. Purchase rights are not transferable by a participant, except by will, by the laws of descent and distribution, or, if permitted by us, by a beneficiary designation.

Tax withholding. Each participant must make arrangements, satisfactory to us and any applicable related corporation, to enable us or our related corporation to fulfill any withholding obligation for taxes arising out of or in relation to a participant’s participation in the ESPP. In our sole discretion and subject to applicable law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the participant’s salary or any other cash payment due to the participant from us or any related corporation; (ii) withholding from the proceeds of the sale of shares of our common stock acquired under the ESPP, either through a voluntary sale or a mandatory sale arranged by us; or (iii) any other method deemed acceptable by our board of directors. We will not be required to issue any shares of our common stock under the ESPP until such obligations are satisfied.

Amendment, suspension or termination. Our board of directors will have the authority to amend, suspend or terminate the ESPP. Any benefits, privileges, entitlements and obligations under any outstanding purchase right granted before an amendment, suspension or termination of the ESPP will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code), or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. Except with respect to certain changes in our capital structure, stockholder approval is required for any amendment to the ESPP if such approval is required by applicable law or listing requirements. No purchase rights may be granted under the ESPP while it is suspended or after it is terminated.

We intend to file a registration statement on Form S-8 to register all of the shares of our common stock reserved for issuance under the ESPP.

Emerging growth company status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, as amended. As an emerging growth company we will be exempt from certain requirements related to the disclosure of executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our chief executive officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Other compensation and benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, in each case on the same basis as all of our other employees. These employee benefit plans include medical, dental, vision, short- and long-term disability and life and accidental dismemberment insurance plans. We pay a portion of the premiums for the medical, dental, vision and life and accidental death and dismemberment insurance for all of our employees, including our named executive officers. In addition, we provide the opportunity to participate in a 401(k) plan to our employees, including each of our named executive officers, as discussed in the section titled “Executive and director compensation—Employee and retirement benefits.”

Compensation recovery policy

In connection with this offering, we intend to adopt a compensation recovery policy that applies to our officers. Under the Sarbanes-Oxley Act of 2022, in the event of misconduct that results in a financial restatement that would have reduced a previously paid incentive amount, we can recoup those improper payments from our chief executive officer and chief financial officer. The SEC also recently adopted rules which direct national stock exchanges to require listed companies to implement policies intended to recoup bonuses paid to executives if the company is found to have misstated its financial results.

Limitations on liability and indemnification

Our amended and restated certificate of incorporation, or Restated Charter, which will become effective immediately prior to the completion of this offering, will contain provisions that limit the liability of our current and former directors and officers for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors and officers of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:

•	any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	as a director, unlawful payments of dividends or unlawful stock repurchases or redemptions;

•	as an officer, derivative claims brought on behalf of the corporation by a stockholder; or

•	any transaction from which the director or officer derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our Restated Charter will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws, or Restated Bylaws, will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our Restated Bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding.

We believe that these Restated Charter and Restated Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our Restated Charter and Restated Bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 plans

Our directors, officers and key employees may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sales of any shares under such Rule 10b5-1 plan would be subject to the lock-up agreement that the director, executive officer or key employee has entered into with the underwriters in connection with this offering.

Certain relationships and related party transactions

The following is a description of transactions since January 1, 2021 to which we have been a participant in which the amount involved exceeded or will exceed the lesser of (i) $120,000 or (ii) 1% of the average of our total assets for the last two completed fiscal years, and in which any of our directors, executive officers or holders of 5% or more of any class of our capital stock, or any members of their immediately family or affiliated entities, had or will have a direct or indirect material interest, other than compensation arrangements that are described under “Executive and director compensation—Non-Employee director compensation” and “Executive and director compensation—Employment arrangements with our named executive officers.”

Agreements and transactions with stockholders

Series A redeemable convertible preferred stock financing

In February 2021, and January 2022, we issued and sold an aggregate of 36,000,000 shares of our Series A redeemable convertible preferred stock in a series of related transactions, at a purchase price of $2.00 per share for aggregate gross proceeds of $72.0 million pursuant to a preferred stock purchase agreement with certain investors. Each share of our Series A redeemable convertible preferred stock will convert into one share of common stock immediately prior to the completion of this offering.

The table below sets forth the aggregate number of shares of Series A redeemable convertible preferred stock purchased by holders of more than 5% of our capital stock as of the date of the closing of the Series A redeemable convertible preferred stock financing and entities affiliated with certain of our executive officers and directors:

Name	Series A redeemable convertible preferred stock (#)	Aggregate purchase price ($)
Entities affiliated with MPM BioImpact LLC(1)	15,000,000	$30,000,000.00
Entities affiliated with VV Manager II, LLC(2)	8,000,000	$16,000,000.00
Entities affiliated with EcoR1 Capital, LLC(3)	7,500,000	$15,000,000.00

(1)	Consists of (i) 6,354,996 shares of Series A redeemable convertible preferred stock held by MPMBioVentures 2018, L.P., (ii) 337,762 shares of Series A redeemable convertible preferred stock held by MPMBioVentures 2018 (B), L.P., (iii) 125,424 shares of Series A redeemable convertible preferred stock held by MPM Asset Management Investors BV2018 LLC, (iv) 6,818,182 shares of Series A redeemable convertible preferred stock held by Oncology Impact Private Investment Fund 2, L.P., and (v) 1,363,636 shares of Series A redeemable convertible preferred stock held by MPM Oncology Innovations Fund, L.P., or collectively, the MPM BioImpact Funds. Matthew Roden, our President and Chief Executive Officer and a member of our board of directors, is an entrepreneur partner at MPM BioImpact LLC. Todd Foley, a member of our board of directors, is a managing director at MPM BioImpact LLC. Entities affiliated with MPM BioImpact LLC collectively hold more than 5% of our voting securities. MPM BioImpact LLC consists of affiliated entities MPM Asset Management LLC and MPM BioImpact LLC.

(2)	Consists of (i) 7,784,000 shares of Series A redeemable convertible preferred stock held by Vida Ventures II, LLC, and (ii) 216,000 shares of Series A redeemable convertible preferred stock held by Vida Ventures II-A, LLC, or collectively, the Vida Ventures Funds. Helen Kim, a member of our board of directors, is a senior managing director of the Vida Ventures Funds. Entities affiliated with VV Manager II, LLC collectively hold more than 5% of our voting securities.

(3)	Consists of (i) 860,799 shares of Series A redeemable convertible preferred stock held by EcoR1 Capital Fund, L.P., (ii) 6,150,310 shares of Series A redeemable convertible preferred stock held by EcoR1 Capital Fund Qualified, L.P., and (iii) 488,891 shares of Series A redeemable convertible preferred stock held by EcoR1 Venture Opportunity Fund, L.P., or collectively, the EcoR1 Capital Funds. Oleg Nodelman, a member of our board of directors, is the founder and portfolio manager of the EcoR1 Capital Funds. Entities affiliated with EcoR1 Capital, LLC collectively hold more than 5% of our voting securities.

Second Series A redeemable convertible preferred stock financing

In August 2022, we entered into a second preferred stock purchase agreement with certain investors pursuant to which we issued and sold an aggregate of 42,067,500 shares of our Series A redeemable convertible preferred stock at a purchase price of $2.00 per share for aggregate gross proceeds of approximately $84.1 million. Each share of our Series A redeemable convertible preferred stock will convert into one share of common stock immediately prior to the completion of this offering.

The table below sets forth the aggregate number of shares of Series A redeemable convertible preferred stock purchased by holders of more than 5% of our capital stock as of the date of the closing of the Series A redeemable convertible preferred stock financing and entities affiliated with certain of our executive officers and directors:

Name	Series A redeemable convertible preferred stock (#)	Aggregate purchase price ($)
Entities affiliated with MPM BioImpact LLC(1)	7,500,000	$15,000,000.00
Entities affiliated with VV Manager II, LLC(2)	7,250,000	$14,500,000.00
Entities affiliated with EcoR1 Capital, LLC(3)	3,900,000	$7,800,000.00
Entities affiliated with Blue Owl Capital Holdings LP(4)	5,000,000	$10,000,000.00

(1)	Consists of (i) 3,177,498 shares of Series A redeemable convertible preferred stock held by MPM BioVentures 2018, L.P., (ii) 168,881 shares of Series A redeemable convertible preferred stock held by MPM BioVentures 2018 (B), L.P., (iii) 62,712 shares of Series A redeemable convertible preferred stock held by MPM Asset Management Investors BV2018 LLC, (iv) 3,409,091 shares of Series A redeemable convertible preferred stock held by Oncology Impact Private Investment Fund 2, L.P., and (v) 681,818 shares of Series A redeemable convertible preferred stock held by MPM Oncology Innovations Fund, L.P. Matthew Roden, our President and Chief Executive Officer and a member of our board of directors, is an entrepreneur partner at MPM BioImpact LLC. Todd Foley, a member of our board of directors, is a managing director at MPM BioImpact LLC. Entities affiliated with MPM BioImpact LLC collectively hold more than 5% of our voting securities. MPM BioImpact LLC consists of affiliated entities MPM Asset Management LLC and MPM BioImpact LLC.

(2)	Consists of (i) 7,054,250 shares of Series A redeemable convertible preferred stock held by Vida Ventures II, LLC, and (ii) 195,750 shares of Series A redeemable convertible preferred stock held by Vida Ventures II-A, LLC. Helen Kim, a member of our board of directors, is a senior managing director of the Vida Ventures Funds. Entities affiliated with VV Manager II, LLC collectively hold more than 5% of our voting securities.

(3)	Consists of (i) 136,500 shares of Series A redeemable convertible preferred stock held by EcoR1 Capital Fund, L.P., and (ii) 3,763,500 shares of Series A redeemable convertible preferred stock held by EcoR1 Capital Fund Qualified, L.P., or collectively, the EcoR1 Capital Funds. Oleg Nodelman, a member of our board of directors, is the founder and portfolio manager of the EcoR1 Capital Funds. Entities affiliated with EcoR1 Capital, LLC collectively hold more than 5% of our voting securities.

(4)	Consists of (a) 174,730 shares of Series A redeemable convertible preferred stock held by Blue Owl Healthcare Opportunities EF IV LP and (b) 4,825,270 shares of Series A redeemable convertible preferred stock held by Blue Owl Healthcare Opportunities IV LP, or collectively, the Blue Owl Healthcare Holders. Blue Owl Healthcare Opportunities Advisors LLC, an indirect subsidiary of Blue Owl Capital Holdings LP, is the investment manager of the Blue Owl Healthcare Holders. Blue Owl Healthcare Opportunities GP IV LLC is the general partner of the Blue Owl Healthcare Holders. Entities affiliated with Blue Owl Capital Holdings LP collectively hold more than 5% of our voting securities.

Series B redeemable convertible preferred stock financing

In September 2024, we entered into a preferred stock purchase agreement with certain investors pursuant to which we issued and sold an aggregate of 43,750,000 shares of our Series B redeemable convertible preferred stock at a purchase price of $4.00 per share for aggregate gross proceeds of $175.0 million. Each share of our Series B redeemable convertible preferred stock will convert into one share of common stock immediately prior to the completion of this offering.

The table below sets forth the aggregate number of shares of Series B redeemable convertible preferred stock purchased by holders of more than 5% of our capital stock as of the date of the closing of the Series B redeemable convertible preferred stock financing and entities affiliated with certain of our executive officers and directors:

Name	Series B redeemable convertible preferred stock (#)	Aggregate purchase price ($)
Entities affiliated with MPM BioImpact LLC(1)	6,000,000	$24,000,000.00
Entities affiliated with VV Manager II, LLC(2)	3,750,000	$15,000,000.00
Entities affiliated with EcoR1 Capital, LLC(3)	2,500,000	$10,000,000.00
Entities affiliated with Blue Owl Capital Holdings LP(4)	4,250,000	$17,000,000.00
Entities affiliated with RA Capital Management, L.P.(5)	5,000,000	$20,000,000.00

(1)

Consists of (i) 2,541,999 shares of Series B redeemable convertible preferred stock held by MPM BioVentures 2018, L.P., (ii) 135,105 shares of Series B redeemable convertible preferred stock held by MPM BioVentures 2018 (B), L.P., (iii) 50,169 shares of Series B redeemable convertible preferred stock held by MPM Asset Management Investors BV2018 LLC, (iv) 2,727,273 shares of Series B redeemable convertible preferred stock held by Oncology Impact Private Investment Fund 2, L.P., and (v) 545,454 shares of Series B redeemable convertible preferred stock held by MPM Oncology Innovations Fund, L.P. Matthew Roden, our President and Chief Executive Officer and a member of our board of directors, is an entrepreneur partner at MPM BioImpact LLC. Todd Foley, a member of our board of directors, is a managing director at MPM BioImpact LLC. Entities affiliated with MPM BioImpact LLC collectively hold more than 5% of our voting securities. MPM BioImpact LLC consists of affiliated entities MPM Asset Management LLC and MPM BioImpact LLC.

(2)	Consists of (i) 3,648,750 shares of Series B redeemable convertible preferred stock held by Vida Ventures II, LLC, and (ii) 101,250 shares of Series B redeemable convertible preferred stock held by Vida Ventures II-A, LLC. Helen Kim, a member of our board of directors, is a senior managing director of the Vida Ventures Funds. Entities affiliated with VV Manager II, LLC collectively hold more than 5% of our voting securities.

(3)	Consists of (i) 102,500 shares of Series B redeemable convertible preferred stock held by EcoR1 Capital Fund, L.P., and (ii) 2,397,500 shares of Series B redeemable convertible preferred stock held by EcoR1 Capital Fund Qualified, L.P., or collectively, the EcoR1 Capital Funds. Oleg Nodelman a member of our board of directors, is the founder and portfolio manager of the EcoR1 Capital Funds. Entities affiliated with EcoR1 Capital, LLC collectively hold more than 5% of our voting securities.

(4)	Consists of (a) 4,101,478 shares of Series B redeemable convertible preferred stock held by Blue Owl Healthcare Opportunities IV LP and (b) 148,522 shares of Series B redeemable convertible preferred stock held by Blue Owl Healthcare Opportunities EF IV LP. Blue Owl Healthcare Opportunities Advisors LLC, an indirect subsidiary of Blue Owl Capital Holdings LP, is the investment manager of the Blue Owl Healthcare Holders. Blue Owl Healthcare Opportunities GP IV LLC is the general partner of the Blue Owl Healthcare Holders. Entities affiliated with Blue Owl Capital Holdings LP collectively hold more than 5% of our voting securities.

(5)	Consists of (i) 4,000,000 shares of Series B redeemable convertible preferred stock held by RA Capital Healthcare Fund, L.P., and (ii) 1,000,000 shares of Series B redeemable convertible preferred stock held by RA Capital Nexus Fund III, L.P., or collectively, the RA Capital Funds. Andrew Levin, a member of our board of directors, is a managing director of the RA Capital Funds.

Royalty Transfer Agreement with MPM Oncology Charitable Foundation and UBS Optimus Foundation

In August 2020, we entered into a royalty transfer agreement, or the Royalty Transfer Agreement, with MPM Oncology Charitable Foundation, Inc., or MPM Charitable Foundation, an affiliate of a stockholder holding more than 5% of our total outstanding stock, and the UBS Optimus Foundation, or UBS, together with MPM Charitable Foundation, the Charitable Foundations. Pursuant to the Royalty Transfer Agreement, we will pay 0.5% of annual global net sales to each of the Charitable Foundations, for a total of 1.0% of net sales, subject to customary reductions, for products that incorporate or utilize intellectual property that was discovered or developed by us prior to our initial public offering. Our payment obligations for each product will continue on a country-by-country basis upon the later of the twelfth anniversary of the first commercial sale of such product in such country or the expiration of the last to expire of certain patents owned or controlled by us covering such products in such country.

Our payment obligations to MPM Charitable Foundation will terminate immediately upon authorization of the MPM Charitable Foundation’s board of directors (or similar body) or upon the winding up or dissolution of MPM Charitable Foundation. Our payment obligations to UBS will terminate immediately upon the winding up of Oncology Impact Fund 2, L.P., a Cayman Islands exempt limited partnership which is associated with MPM Charitable Foundation.

Consulting and management services with MPM BioImpact LLC

We have received consulting and management services from entities affiliated with MPM BioImpact LLC, a holder of more than 5% of our capital stock. In connection with the services, we incurred costs of $0.3 million and $0.5 million for the years ended December 31, 2023 and 2022, respectively.

Investors’ rights, voting and right of first refusal agreements

In connection with our preferred stock financings, we entered into an amended and restated investors’ rights agreement, the Third Amended and Restated Voting Agreement, or the Voting Agreement and an amended and restated right of first refusal and co-sale agreement, containing registration rights, information rights, rights of first offer, voting rights and rights of first refusal, among other things, with certain holders of our capital stock, including the MPM BioImpact Funds, the Vida Ventures Funds, the EcoR1 Capital Funds, the RA Capital Funds and entities affiliated with Blue Owl Capital Holdings LP.

The foregoing stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our amended and restated investors’ rights agreement, as more fully described in the section titled “Description of capital stock—Registration rights.”

Director affiliations

Certain of our directors are affiliated with and, prior to the completion of this offering, have served on our board of directors as representatives of entities which beneficially own or owned 5% or more of our voting securities, as indicated in the table below:

Director	Affiliated stockholder
Todd Foley, MBA	Entities affiliated with MPM BioImpact LLC
Helen Kim, MBA	Entities affiliated with VV Manager II, LLC
Andrew Levin, MD, PhD	Entities affiliated with RA Capital Management, L.P.
Oleg Nodelman	Entities affiliated with EcoR1 Capital, LLC
Matthew Roden, PhD	Entities affiliated with MPM BioImpact LLC

Each of the directors identified above was elected pursuant to the board composition provisions of the Voting Agreement. The Voting Agreement, including the board composition provisions therein, will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors.

Employment arrangements

We have entered into employment agreements or offer letter agreements with certain of our executive officers. For more information regarding such employment agreements, see “Executive and director compensation—Employment arrangements with our named executive officers.”

Indemnification agreements

Our amended and restated certificate of incorporation, or Restated Charter, that will be in effect upon the closing of this offering will contain provisions limiting the liability of directors and executive officers, and our amended and restated bylaws, or Restated Bylaws, will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted under Delaware law. Our Restated Charter and Restated Bylaws will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board.

In addition, we have entered into or intend to enter into indemnification agreements with each of our directors and executive officers. For more information regarding these agreements, see “Executive and director compensation—Limitations on liability and indemnification.”

Related person transaction policy

Our board of directors intends to adopt a written related person transaction policy, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds in any fiscal year the lesser of (i) $120,000 or (ii) 1% of the average of our total assets at year end for the last two completed fiscal years and a related person had, has or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked with considering all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Principal stockholders

The following table sets forth certain information regarding beneficial ownership of our capital stock as of     , :

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	our named executive officers; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Under these rules, beneficial ownership includes any shares of common stock as to which the individual or entity has sole or shared voting power or investment power. Percentage ownership of our common stock before this offering is based on    shares of common stock outstanding as of     ,  , after giving effect to the automatic conversion of all of our redeemable convertible preferred stock into shares of our common stock immediately prior to the closing of this offering, as if such conversion had occurred as of     ,     , assuming an initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Percentage ownership of our common stock after this offering is based on shares of our common stock outstanding as of     ,     , after giving effect to the transactions described above and our issuance of shares of our common stock in this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options held by such person that are currently exercisable or will become exercisable within 60 days of     , are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is c/o 17 Drydock Avenue, Suite 17-401, Boston, Massachusetts 02210.

Except as indicated by the footnotes below, we believe, based on information furnished to us, that each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Number of shares beneficially owned	Percentage of shares beneficially owned
Name of beneficial owner		Before offering	After offering

Greater than 5% stockholders
Entities affiliated with MPM BioImpact LLC(1)		%	%
Entities affiliated with VV Manager II, LLC(2)		%	%
Entities affiliated with EcoR1 Capital, LLC(3)		%	%
Entities affiliated with Blue Owl Capital Holdings LP(4)		%	%

Named Executive Officers and Directors
Matthew Roden, PhD(5)		%	%
Shulamit Ron-Bigger, PhD(6)		%	%
Paul Feldman, PhD(7)		%	%
Todd Foley, MBA(8)		%	%
Ken Herrmann, MD(9)		%	%
Helen Kim, MBA(10)
Andrew Levin, MD, PhD(11)		%	%
Oleg Nodelman(12)		%	%
Lloyd M. Segal, MBA(13)		%	%
All current executive officers and directors as a group (11 persons)(14)		%	%

*	Represents beneficial ownership of less than one percent.

(1)	Consists of (i) shares of common stock held by MPM Asset Management LLC, (ii) shares of common stock issuable upon conversion of Series Seed redeemable convertible preferred stock held by MPM Asset Management Investors BV2018 LLC, or MPM BV2018, (iii) shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock held by MPM BV2018, (iv) shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by MPM BV2018, (v) shares of common stock issuable upon conversion of Series Seed redeemable convertible preferred stock held by MPM BioVentures 2018(B), L.P., or MPM 2018(B) (vi) shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock held by MPM 2018(B), (vii) shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by MPM 2018(B), (viii) shares of common stock issuable upon conversion of Series Seed redeemable convertible preferred stock held by MPM BioVentures 2018, L.P., or MPM BioVentures 2018, (ix) shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock held by MPM BioVentures 2018, (x) shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by MPM BioVentures 2018, (xi) shares of common stock issuable upon conversion of Series Seed redeemable convertible preferred stock held by MPM Oncology Innovations Fund, L.P., or MPM Oncology, (xii) shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock held by MPM Oncology, (xiii) shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by MPM Oncology, (xiv) shares of common stock issuable upon conversion of Series Seed redeemable convertible preferred stock held by Oncology Impact Private Investment Fund 2, L.P., or MPM Oncology Impact, (xv) shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock held by MPM Oncology Impact, and (xvi) shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by MPM Oncology Impact. MPM Asset Management LLC, MPM BV2018, MPM 2018(B), MPM BioVentures 2018, MPM Oncology and MPM Oncology Impact are collectively referred to as the MPM BioImpact Entities. Todd Foley, a member of our board of directors, Luke Evnin and Ansbert Gadicke are the Managing Directors of MPM BioVentures 2018 LLC, or BV2018 LLC. BV2018 LLC is the Managing Member of MPM BioVentures 2018 GP LLC, which is the General Partner of MPM BioVentures 2018 and MPM 2018 (B) and the Manager of MPM BV2018. Each of Dr. Evnin, Dr. Gadicke, and Mr. Foley shares power to vote, acquire, hold and dispose of the shares held by each of the BV2018 funds. MPM Oncology Innovations Fund GP LLC is the General Partner of MPM Oncology. Ansbert Gadicke and Luke Evnin are Managers of MPM Oncology Innovations Fund GP LLC and share the power to vote, acquire, hold and dispose of all shares owned by the fund along with designated agents. MPM Oncology Investments 2 LLC is the General Partner of MPM Oncology Impact. Ansbert Gadicke is the Managing Member of MPM Oncology Investments 2 LLC and has sole authority to designate agents. If agents are designated, he shares the power to vote, acquire, hold and dispose of all shares owned by MPM Oncology Impact with such designated agents. MPM Asset Management LLC is the Management Company of the BV2018 family of funds and the MPM Oncology Fund. Ansbert Gadicke is the Manager of MPM Asset Management LLC and has the primary decision-making power to vote, acquire, hold and dispose of all shares owned. MPM BioImpact LLC is the Management Company of MPM Oncology Impact. Each of the entities and individuals listed above expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address of each of the MPM BioImpact Entities is 399 Boylston Street, Suite 1100, Boston, Massachusetts 02116.

(2)	Consists of (i) shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock held by Vida Ventures II, LLC, or Vida II, (ii) shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by Vida II, (iii) shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock held by Vida Ventures II-A, LLC, or Vida II-A, and (iv) shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by Vida II-A. VV Manager II, LLC, or VV Manager is the manager of Vida II and Vida II-A and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of Vida II and Vida II-A. Arie Belldegrun, Fred Cohen, and Leonard Potter, the members of the management committee of VV Manager II, along with the other members of the investment committee, Stefan Vitorovic, Arjun Goyal, Rajul Jain, Joshua Kazam, and Helen Kim, a member of our board of directors, may be deemed to share voting and dispositive power over the shares held by Vida II and Vida II-A. The principal business address of the VV Manager II, LLC is 40 Broad Street, Suite 201, Boston, Massachusetts, 02109.

(3)	Consists of (i) shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock held by EcoR1 Capital Fund Qualified, L.P., or Qualified Fund, (ii) shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by Qualified Fund, (iii) shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock held by EcoR1 Capital Fund, L.P., or Capital Fund, (iv) shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by Capital Fund, and (v) shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock held by EcoR1 Venture Opportunity Fund, L.P., or Venture Fund. The Qualified Fund, the Capital Fund and the Venture Fund are collectively referred to as the EcoR1 Capital Funds. The EcoR1 Capital Funds are managed by EcoR1 Capital, LLC, which is managed by Oleg Nodelman, a member of our board of directors, and as a result may be deemed to have voting and dispositive power over the securities held by these funds. The business address of EcoR1 Capital, LLC is 357 Tehama Street, #3, San Francisco, California 94103.

(4)	Consists of (i) shares issuable upon conversion of Series A redeemable convertible preferred stock held by Blue Owl Healthcare Opportunities EF IV LP, or Blue Owl EF IV, (ii) shares issuable conversion of Series B redeemable convertible preferred stock held by Blue Owl EF IV, (iii) shares issuable upon conversion of Series A redeemable convertible preferred stock held by Blue Owl Healthcare Opportunities IV LP, or Blue Owl IV and (iv) shares issuable upon conversion of Series B redeemable convertible preferred stock held by Blue Owl IV. Blue Owl EF IV and Blue Owl IV are collectively referred to as the Blue Owl Healthcare Holders. Blue Owl Healthcare Opportunities Advisors LLC, an indirect subsidiary of Blue Owl Capital Holdings LP, is the investment manager of the Blue Owl Healthcare Holders and exercises voting and investment power through an investment committee comprised of Kevin Raidy, Timothy Anderson, Sandip Agarwala and Brandyn Itzkowitz who each disclaims beneficial ownership over these securities. The address for Blue Owl Healthcare Advisers LLC is c/o 399 Park Avenue, 38th Floor, New York, New York 10022.

(5)	Consists of (i) shares of common stock and (ii) shares of common stock underlying outstanding stock options exercisable within 60 days of , .

(6)	Consists of (i) shares of common stock underlying outstanding stock options exercisable within 60 days of , .

(7)	Consists of (i) shares of common stock underlying outstanding stock options exercisable within 60 days of , .

(8)	Consists of (i) shares of common stock underlying outstanding stock options exercisable within 60 days of , .

(9)	Consists of (i) shares of common stock underlying outstanding stock options exercisable within 60 days of , .

(10)	Consists of (i) shares of common stock underlying outstanding stock options exercisable within 60 days of , .

(11)	Consists of (i) shares of common stock underlying outstanding stock options exercisable within 60 days of , .

(12)	Consists of (i) shares of common stock underlying outstanding stock options exercisable within 60 days of , .

(13)	Consists of (i) shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock held by Arvala, Inc., (ii) shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by Arvala, Inc., and (iii) shares of common stock underlying outstanding stock options exercisable within 60 days of , . Mr. Segal is the president of Arvala, Inc. and as a result may be deemed to have voting and dispositive power over the securities held by Arvala, Inc. The business address of Arvala, Inc. is 1681 Mcgil College, Suite 1200, Montreal Quebec H3A0G6, Canada.

(14)	Consists of (i) shares of common stock underlying outstanding stock options exercisable within 60 days of , .

(15)	Consists of (i) shares of common stock and (ii) shares of common stock underlying outstanding stock options exercisable within 60 days of , .

Description of capital stock

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation, or Restated Charter, and our amended and restated bylaws, or Restated Bylaws, as they will be in effect immediately prior to the completion of this offering are summaries and are qualified by reference to our Restated Charter and Restated Bylaws. Copies of these documents are filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon the completion of this offering, our Restated Charter will authorize us to issue up to    shares of common stock, $0.0001 par value per share, and    shares of preferred stock, $0.0001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time.

As of     ,    , we had outstanding     shares of common stock held by     stockholders of record. As of     ,   , after giving effect to the automatic conversion of all of the outstanding shares of our redeemable convertible preferred stock into    shares of common stock, based on an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus upon completion of this offering, there would have been    shares of common stock issued and outstanding (including     shares of unvested restricted common stock), held by    stockholders of record, and no shares of preferred stock outstanding.

Common stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a majority of the votes cast by the stockholders entitled to vote on the election, except in the case of a contested election, in which case the election shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Options and restricted shares

As of     ,     , there were options to purchase    shares of our common stock outstanding, at a weighted average exercise price of $  per share, of which     were vested and exercisable as of that date. As of     ,     , there were    shares of common stock subject to outstanding restricted stock awards. For additional information regarding the terms of our 2020 Plan, see the sections titled “Executive and director compensation—Equity plans.”

Preferred stock

As of     ,     , there were     shares of our redeemable convertible preferred stock outstanding, consisting of    shares of our Partner Preferred redeemable convertible preferred stock,  shares of our Series Seed redeemable convertible preferred stock,     shares of our Series A redeemable convertible preferred stock,     shares of Series A-1 redeemable convertible preferred and     shares of our Series B redeemable convertible preferred stock. All currently outstanding shares of redeemable convertible preferred stock will be converted into an aggregate of      shares of common stock immediately prior to the closing of this offering.

Under the terms of our Restated Charter that will be in effect immediately prior to the completion of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

We have no present plans to issue any shares of preferred stock following the completion of this offering.

Registration rights

Upon the completion of this offering, holders of 129,567,500 shares of our common stock, which includes all of the shares of common stock issuable upon the automatic conversion of the redeemable convertible preferred stock outstanding immediately prior to the closing of this offering, will be entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act of 1933, as amended, or the Securities Act, pursuant to an investors’ rights agreement by and among us and certain investors. These shares are collectively referred to herein as “registrable securities.” The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Demand registration rights

At any time beginning 180 days following the effective date of the registration statement of which this prospectus is a part, the holders of a majority of registrable securities then outstanding have the right to demand that we file a registration statement covering at least 40% of the registrable securities then outstanding. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we are required to effect the registration as soon as practicable, but in any event no later than 60 days after the receipt of such request; provided, however, that we will not be required to effect such a registration if, among other things, we have already effected two registrations for the holders of registrable securities in response to these demand registration rights. An aggregate of 129,567,500 shares of common stock will be entitled to these demand registration rights.

Piggyback registration rights

If we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of registrable securities will each be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances. An aggregate of 129,567,500 shares of common stock will be entitled to these piggyback registration rights.

Registration on Form S-3

At any time after we become eligible to file a registration statement on Form S-3, the holders of registrable securities then outstanding will be entitled to request to have such shares registered by us on a Form S-3 registration statement. These Form S-3 registration rights are subject to other specified conditions and limitations, including the condition that the anticipated aggregate offering price, net of certain selling expenses, is at least $5.0 million. Upon receipt of this request, the holders of registrable securities will each be entitled to participate in this registration. Upon such a request, we are required to effect the registration as soon as practicable, but in any event no later than 45 days after the receipt of such request; provided, however, that we will not be required to effect such a registration if, among other things, we have already effected two registrations on Form S-3 for the holders of registrable securities in response to these demand registration rights within the preceding 12 months. An aggregate of 129,567,500 shares of common stock will be entitled to these Form S-3 registration rights.

Expenses of registration

We are required to pay all expenses, including fees and expenses of one counsel to represent the selling stockholders (up to $75,000 total), relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, stock transfer taxes and any additional fees of counsel for the selling stockholders, subject to specified conditions and limitations. We are not required to pay registration expenses if a demand registration request is withdrawn at the request of a majority of holders of registrable securities to be registered, unless holders of a majority of the registrable securities agree to forfeit their right to one demand registration.

The amended and restated investors’ rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the applicable registration statement attributable to us, and the selling stockholders are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them, subject to certain limitations.

Termination of registration rights

The registration rights granted under the investors’ rights agreement will terminate with respect to any particular stockholder upon the earlier of (a) the closing of a deemed liquidation event, as defined in our certificate of incorporation, in which the consideration received by the stockholders is in the form of cash and/or publicly traded securities, or if the stockholders receive registration rights from the acquiring company or other successor to us that are reasonably comparable to those granted under the investors’ rights agreement, (b) with respect to each stockholder, at such time such stockholder, together with its “affiliates” (as that term is defined in Rule 144 under the Securities Act) holds less than 1% of our outstanding capital stock and is able to sell all of its shares pursuant to Rule 144 or another similar exemption under the Securities Act during a three-month period without registration and (c) the third anniversary of the closing of this offering.

Anti-takeover effects of our Restated Charter and our Restated Bylaws

Section 203 of the Delaware General Corporation Law

Our Restated Charter and Restated Bylaws, which will be in effect prior to the consummation of this offering, will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors but which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our board of directors.

These provisions include:

Classified board. Our Restated Charter will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our Restated Charter will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Upon completion of this offering, we expect that our board of directors will have     directors.

Action by written consent; special meetings of stockholders. Our Restated Charter will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our Restated Charter and the Restated Bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors. Except as described above, stockholders will not be permitted to call a special meeting or to require our board of directors to call a special meeting.

Removal of directors. Our Restated Charter will provide that our directors may be removed only for cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board of directors.

Advance notice procedures. Our Restated Bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the Restated Bylaws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Restated Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Supermajority approval requirements. The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws requires a greater percentage. Our Restated Charter and Restated Bylaws will provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a supermajority vote to approve amendments to our Restated Charter and Restated Bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but unissued shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Choice of forum. Our Restated Bylaws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or our Restated Charter or Restated Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine.

However, Section 27 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Consequently, this choice of forum provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction or the Securities Act. Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In addition, our Restated Bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Additionally, our Restated Bylaws provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

See the section titled “Risk factors—Risks related to our common stock and this offering—Our amended and restated certificate of incorporation that will be effective upon the completion of this offering will designate the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us or our directors, officers, or employees.”

Section 203 of the DGCL

Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: before the stockholder became interested, the corporation’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is     . The transfer agent’s address is     .

Listing

We have applied for listing of our common stock on the Nasdaq Global Market under the trading symbol “AKTI.”

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, see the section titled “Executive and director compensation—Limitations of liability and indemnification.”

Shares eligible for future sale

Immediately prior to this offering, there was no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, future sales of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through future sales of our securities. See the section titled “Risk factors—Risks related to our common stock and this offering— Future sales of our common stock in the public market could cause our common stock price to fall.” Furthermore, although we have applied to have our common stock approved for listing on the Nasdaq Global Market, or Nasdaq, we cannot assure you that there will be an active public trading market for our common stock.

Upon the completion of this offering, based on the number of shares of our common stock outstanding as of     ,    , and after giving effect to the automatic conversion of all of the shares of our redeemable convertible preferred stock into an aggregate of 129,567,500 shares of our common stock, we will have an aggregate of     shares of our common stock outstanding (or     shares of our common stock if the underwriters exercise their option to purchase additional shares in full). Of these shares of our common stock, all of the shares sold in this offering (or      shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, we estimate that approximately     shares of our common stock will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

Lock-up agreements

We and each of our directors and executive officers and the holders of substantially all of our outstanding capital stock have entered into lock-up agreements with the underwriters or otherwise agreed, among other things and subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of J.P. Morgan Securities LLC, BofA Securities, Inc., Leerink Partners LLC and TD Securities (USA) LLC.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see the section titled “Underwriting.”

After the date of the initial public filing of the prospectus, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Rule 144

Affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell (subject to the lock-up agreement referred to above, if applicable) in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately     shares (or    shares if the underwriters exercise their option to purchase additional shares in full) of our common stock immediately after this offering; or

•	the average weekly trading volume in shares of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer. Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission, or the SEC, concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us (as well as the lock-up agreement referred to above, if applicable). If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options, restricted stock units and shares of our common stock issued or issuable under our incentive plans. We expect to file the registration statement covering shares offered pursuant to our incentive plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration rights

Upon the completion of this offering, the holders of 129,567,500 shares of our common stock or their transferees, after giving effect to the automatic conversion of all of the shares of our redeemable convertible preferred stock into shares of our common stock, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of capital stock—Registration rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

Certain material U.S. federal income tax consequences to non-U.S. holders

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S federal income tax consequences relating thereto, does not address the potential application of the federal tax on net investment income, and does not address any estate or gift tax consequences (other than those specifically set forth below) or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, all as in effect on the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a specific holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations, governmental organizations and sovereign wealth funds;

•	tax-qualified retirement plans;

•	persons subject to any alternative minimum tax;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	persons that own or have owned, actually or constructively, (whether or not for USRPHC, as defined below, purposes), more than 5% of any class of our common stock;

•	persons who have elected to mark securities to market; and

•	persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of non-U.S. holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) or other pass-through entity for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident (including a “green card” holder) of the United States;

•

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

An individual non-U.S. citizen may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions on our common stock

If we distribute cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts distributed in excess of our current and accumulated earnings and profits will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s tax basis in our common stock, but not below zero. Any distribution in excess of a non-U.S. holder’s tax basis will be treated as gain realized on the sale or other taxable disposition of our common stock and will be treated as described in the section titled “—Gain on disposition of our common stock” below.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S.

federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish the applicable withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form) certifying such non-U.S. holder’s qualification for the reduced rate. This certification must be provided to the applicable withholding agent before the payment of dividends and must be updated periodically when required. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base maintained by such non-U.S. holder in the United States if required by an applicable tax treaty), the non-U.S. holder will generally be exempt from U.S. federal withholding tax, provided that the non-U.S. holder furnishes a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net (assuming a U.S. tax return is timely filed, otherwise gross) income basis at the regular U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person as defined under the Code. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on disposition of our common stock

Subject to the discussion below regarding backup withholding and FATCA (as defined below), a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, in which case such gain will generally be subject to U.S. federal income tax in the same manner as effectively connected dividend income as described above;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “U.S. real property interest” by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net (assuming a U.S. tax return is timely filed, otherwise gross) income basis at the regular U.S. federal income tax rates in the same manner as if such non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Gain described in the third bullet point above will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

U.S. federal estate tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the acquisition, ownership and disposition of our common stock.

Information reporting and backup withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of, our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on foreign entities

The Foreign Account Tax Compliance Act, or FATCA, as reflected in Sections 1471 through 1474 of the Code, imposes a U.S. federal withholding tax of 30% on certain payments, including dividends paid in respect of our common stock, made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid in respect of our common stock, made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. Proposed Treasury Regulations, which may be relied upon until final Treasury Regulations are finalized, currently eliminate possible FATCA withholding on the gross proceeds from sales or other dispositions of our common stock.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL INCOME AND NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, BofA Securities, Inc., Leerink Partners LLC and TD Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
BofA Securities, Inc.
Leerink Partners LLC
TD Securities (USA) LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $     per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to      additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $     per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $    . We have agreed to reimburse the underwriters for up to $     of expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, BofA Securities, Inc., Leerink Partners LLC and TD Securities (USA) LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (iii) the issuance of up to 5% of the outstanding shares of our common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for, our common stock, immediately following the closing of this offering, in acquisitions or other similar strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters; or (iv) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and substantially all of our shareholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC, BofA Securities, Inc., Leerink Partners LLC and TD Securities (USA) LLC (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging during the restricted period in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers, distributions or the causing of the disposition of or surrender of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, or as a charitable contribution, (ii) by will, other testamentary document or intestacy, (iii) to any (A) immediate family member of the lock-up party or (B) trust for the direct or indirect benefit of the lock-up party or any immediate family member, or in the case of a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, (iv) to a corporation, partnership, limited liability company or other entity of which the lock-up party and/or its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members, stockholders, partners, beneficiaries or other equity holders of the lock-up party, (vii) by operation of law or pursuant to an order of a court or regulatory agency, (viii) to us from an employee or other service provider upon death, disability or termination of employment or service relationship, including without limitation, pursuant to a right of first refusal or an option to repurchase that we have with respect to transfers of such lock-up securities or other of our securities (ix) as part of a sale or transfer of lock-up securities acquired in this offering or in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment or amendment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plans do not provide for the transfer of lock-up securities during the restricted period.

J.P. Morgan Securities LLC, BofA Securities, Inc., Leerink Partners LLC and TD Securities (USA) LLC in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock approved for listing/quotation on the Nasdaq Global Market under the symbol “AKTI.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock which (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc. (EU Exit) Regulations 2019/1234, except that the shares of common stock may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares of common stock shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of shares of common stock in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Switzerland

This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares of common stock. No shares of common stock have been offered or will be offered to the public in Switzerland, except that offers of shares of common stock may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):

(a)	to any person which is a professional client as defined under the FinSA;

(b)	to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance,

provided that no such offer of shares of common stock shall require the Company or any investment bank to publish a prospectus pursuant to Article 35 FinSA.

The shares of common stock have not been and will not be listed or admitted to trading on a trading venue in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares of common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of common stock under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of common stock, offer, transfer, assign or otherwise alienate those shares of common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares of common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares of common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in this prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares of common stock or caused the shares of common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of common stock or cause the shares of common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(c)(ii) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the PRC and the shares of common stock will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Korea

The shares of common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares of common stock have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares of common stock have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares of common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of common stock. By the purchase of the shares of common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of common stock pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Taiwan

The shares of our common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares of common stock in Taiwan.

Notice to prospective investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 3-123-2017 dated 27 December 2017, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.

Notice to prospective investors in Dubai International Financial Centre (“DIFC”)

This prospectus relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This prospectus is intended for distribution only to persons of a type specified in the Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (“DFSA”) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in United Arab Emirates

The shares of our common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the DFSA.

Notice to prospective investors in Bermuda

Shares of our common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in the British Virgin Islands

The shares of our common stock are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the issuer. The shares of our common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares of our common stock in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares of our common stock are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a)

the offer, transfer, sale, renunciation or delivery is to:

(i)  persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)   the South African Public Investment Corporation;

(iii)  persons or entities regulated by the Reserve Bank of South Africa;

(iv)  authorised financial service providers under South African law;

(v)   financial institutions recognised as such under South African law;

(vi)  a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)  any combination of the person in (i) to (vi); or

Section 96 (1) (b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Notice to prospective investors in Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), or, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Legal matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Paul Hastings LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Experts

The financial statements of Aktis Oncology, Inc. as of December 31, 2023 and 2022, and for each of the years then ended, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, or the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed thereto.

Statements contained in this prospectus as to the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be accessed at the SEC’s website referenced above. We also intend to make this information available on the investor relations section of our website, which is located at www.aktisoncology.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Aktis Oncology, Inc.

Report of independent registered public accounting firm

To the stockholders and the Board of Directors of Aktis Oncology, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Aktis Oncology, Inc. and subsidiary (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

October 11, 2024

We have served as the Company’s auditor since 2021.

AKTIS ONCOLOGY, INC.

Consolidated balance sheets

	December 31,
(In thousands, except shares and par value data)	2023	2022

Assets

Current assets:
Cash and cash equivalents	$29,513	$128,597
Marketable securities	68,349	—
Prepaid expenses and other current assets	2,342	3,884

Total current assets	100,204	132,481

Property and equipment, net	5,512	3,070
Operating lease right-of use assets	15,412	1,795
Restricted cash equivalents	1,149	897
Other assets	78	79

Total assets	$122,355	$138,322

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Current liabilities:
Accounts payable	$957	$490
Accrued expenses and other current liabilities	3,752	3,931
Operating lease liabilities, current portion	1,528	854

Total current liabilities	6,237	5,275

Other liabilities	—	6
Operating lease liabilities, net of current portion	11,874	921
Preferred stock warrant liability	500	1,300

Total liabilities	$18,611	$7,502

Commitments and contingencies (Note 12)
Series Seed redeemable convertible preferred stock, $0.0001 par value; 5,000,000 shares authorized, issued and outstanding as of December 31, 2023 and 2022, aggregate liquidation preference of $5,000	5,000	5,000
Series A redeemable convertible preferred stock, $0.0001 par value; 78,067,500 shares authorized, issued and outstanding as of December 31, 2023 and 2022, respectively, aggregate liquidation preference of $156,135	145,050	145,050
Stockholders’ deficit:
Common stock, $0.0001 par value; 102,500,000 shares authorized, 2,600,000 shares issued, 2,471,875 shares outstanding as of December 31, 2023; 53,000,000 shares authorized, 2,600,000 shares issued, 2,166,318 shares outstanding as of December 31, 2022	—	—
Additional paid-in capital	2,465	982
Accumulated other comprehensive income	82	—
Accumulated deficit	(48,853)	(20,212)

Total stockholders’ deficit	(46,306)	(19,230)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$122,355	$138,322

The accompanying notes are an integral part of these consolidated financial statements.

AKTIS ONCOLOGY, INC.

Consolidated statements of operations and comprehensive loss

	Year ended December 31,
(In thousands, except share and per share data)	2023	2022

Operating expenses:
Research and development	$25,919	$14,302
General and administrative expenses (includes $303 and $542 for related parties, respectively)	8,875	5,462

Total operating expenses	34,794	19,764

Loss from operations	(34,794)	(19,764)

Other income (expense):
Interest income	5,377	1,647
Change in fair value of preferred stock warrant liability	800	200
Other expense, net	(24)	(12)

Total other income, net	6,153	1,835

Net loss	$(28,641)	$(17,929)

Net loss per share—basic and diluted	$(12.24)	$(9.11)

Weighted-average common shares outstanding, basic and diluted	2,340,553	1,968,407

Comprehensive loss:
Net loss	$(28,641)	$(17,929)
Other comprehensive income:
Net unrealized gain on marketable securities held	82	—

Comprehensive loss	$(28,559)	$(17,929)

The accompanying notes are an integral part of these consolidated financial statements.

AKTIS ONCOLOGY, INC.

Consolidated statements of redeemable convertible preferred stock and stockholders’ deficit

	Series seed redeemable convertible preferred stock		Series A redeemable convertible preferred stock		Common stock		Additional paid-in Capital	Accumulated other comprehensive Income	Accumulated Deficit	Total shareholders’ Deficit
(In thousands, except share amounts)	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2022	5,000,000	$5,000	18,000,000	$25,066	1,782,985	$—	$283	$—	$(2,283)	$(2,000)
Vesting of restricted stock	—	—	—	—	383,333	—	1	—	—	1
Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $151	—	—	60,067,500	119,984	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	698	—	—	698
Net loss	—	—	—	—	—	—	—	—	(17,929)	(17,929)

Balance as of December 31, 2022	5,000,000	$5,000	78,067,500	$145,050	2,166,318	$—	$982	$—	$(20,212)	$(19,230)

Vesting of restricted stock	—	—	—	—	305,557	—	5	—	—	5
Stock-based compensation	—	—	—	—	—	—	1,478	—	—	1,478
Unrealized gain on available for sale securities	—	—	—	—	—	—	—	82	—	82
Net loss	—	—	—	—	—	—	—	—	(28,641)	(28,641)

Balance as of December 31, 2023	5,000,000	$5,000	78,067,500	$145,050	2,471,875	$—	$2,465	$82	$(48,853)	$(46,306)

The accompanying notes are an integral part of these consolidated financial statements.

AKTIS ONCOLOGY, INC.

Consolidated statements of cash flows

	Year ended December 31,
(In thousands)	2023	2022

Cash flows used in operating activities
Net loss	$(28,641)	$(17,929)

Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation and amortization	1,120	445
Stock-based compensation	1,478	698
Change in fair value of preferred stock warrant liability	(800)	(200)
Net amortization of premiums and accretion of discounts on investments	(3,146)	—

Changes in operating assets and liabilities:
Prepaid expenses and other current assets	265	(3,616)
Interest receivable	(257)	—
Operating lease right-of-use assets	1,829	547
Other assets	—	(40)
Accounts payable	659	(1)
Accrued expenses and other current liabilities	(227)	2,537
Operating lease liabilities	(2,284)	(566)

Net cash used in operating activities	(30,004)	(18,125)

Cash flows used in investing activities
Purchases of marketable securities	(145,806)	—
Proceeds from maturities of marketable securities	80,685	—
Purchases of property and equipment	(3,764)	(2,307)
Sale of property and equipment	57	—

Net cash used in investing activities	(68,828)	(2,307)

Cash flows provided by financing activities
Proceeds from issuance of redeemable convertible preferred stock	—	120,135
Payment of issuance costs	—	(151)

Net cash provided by financing activities	—	119,984

Net (decrease) increase in cash, cash equivalents and restricted cash equivalents	(98,832)	99,552
Cash, cash equivalents and restricted cash equivalents at beginning of period	129,494	29,942

Cash, cash equivalents and restricted cash equivalents at end of period	$30,662	$129,494

Reconciliation of cash, cash equivalents and restricted cash equivalents
Cash and cash equivalents	$29,513	$128,597
Long-term restricted cash equivalents	1,149	897

Total cash, cash equivalents and restricted cash equivalents	$30,662	$129,494

Supplemental Disclosure of Cash Flow Information
Right-of-use assets and liabilities upon ASC 842 adoption	$—	$666
Right-of-use assets obtained in exchange for lease liabilities	$14,950	$1,676
Remeasurement of right-of-use asset and lease liability due to lease modification	$496	$—

Supplemental disclosure of non-cash investing and financing activities:
Vesting of restricted stock included in additional paid-in capital	$5	$1
Early exercises of restricted stock included in accrued expenses and other liabilities	$6	$7
Purchases of property and equipment included in accounts payable and accrued expenses	$145	$289
Unrealized gain on marketable securities	$82	$—

The accompanying notes are an integral part of these consolidated financial statements.

AKTIS ONCOLOGY, INC.

Notes to consolidated financial statements

As of and for the years ended December 31, 2023 and 2022

(In thousands, except for per share and share amounts)

1. Nature of the business and basis of presentation

Aktis Oncology, Inc. (the “Company” or “Aktis”) was incorporated under the laws of the State of Delaware in August 2020. Its principal office is in Boston, Massachusetts. Aktis Security Corporation, its wholly owned subsidiary, was formed under the laws of the State of Delaware in November 2022. The Company is an oncology company focused on unlocking the breakthrough potential of targeted radiopharmaceuticals for large patient populations not currently addressed by existing technologies. The Company has built a proprietary miniprotein radioconjugate, platform that aims to safely confer breakthrough efficacy to a broader range of patient populations.

Risks and uncertainties

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, the outcome of clinical trials, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technologies, compliance with government regulations, ability to secure additional capital to fund operations, and potential delays associated with the Company’s anticipated and planned trials.

There can be no assurance that the Company will be able to successfully complete the development of, or receive regulatory approval for, any products developed, and if approved, that any products will be commercially viable. Any products resulting from the Company’s current research and development efforts will require significant additional research and development, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts will require significant amounts of additional capital, adequate personnel, infrastructure, and extensive compliance reporting capabilities. The Company has not generated any revenue from the sale of any products to date. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Liquidity

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

From the Company’s inception the Company has primarily funded its operations with proceeds from the issuance of common stock and redeemable convertible preferred stock. (See Note 7). As of December 31, 2023, the Company has raised on aggregate of $160.8 million in net proceeds through the sale of redeemable convertible preferred stock. The Company has incurred losses and negative cash flows from operations in every year since inception. As of December 31, 2023, the Company had an accumulated deficit of $48.9 million and incurred a net loss of $28.6 million for the year ended December 31, 2023.

In May 2024, the Company received aggregate net proceeds of $10.0 million from the issuance of 2,500,000 shares of Series A-1 redeemable convertible preferred stock (“Series A-1 Preferred Stock” and the “Series A-1 Financing”) to Eli Lilly and Company (“Eli Lilly”) and received another $60.0 million in upfront payments upon entering into a Research and Collaboration Agreement (the “Collaboration Agreement”) with Eli Lilly. In September 2024, the Company received aggregate net proceeds of $174.6 million from the issuance of 43,750,000 shares of Series B redeemable convertible preferred stock (“Series B Preferred Stock” and the “Series B Financing”). (See Note 16). The Company expects that its cash, cash equivalents and marketable securities of $97.9 million as of December 31, 2023, along with the proceeds from the issuance of Series A-1 Preferred Stock, the Collaboration Agreement and the issuance of Series B Preferred Stock will enable the Company to fund its ongoing operating expenses and capital expenditure requirements for at least the twelve-month period from the date these financial statements are available to be issued.

Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements include the accounts of the Company’s wholly-owned subsidiary, Aktis Security Corporation. All intercompany balances and transactions have been eliminated in consolidation. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and ASU of the Financial Accounting Standards Board (“FASB”).

2. Summary of significant accounting policies

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent liabilities as of the date of the consolidated financial statements as well as the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies in developing the estimates and assumptions that are used in the preparation of the consolidated financial statements. Management must apply significant judgment in this process. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Estimates are used in the following areas, among others: determining the fair value of the Company’s common stock; determination of accrued expenses, and research and development expenses, preferred stock warrant liability and valuation allowance for deferred tax assets. Additionally, in calculating the right-of-use assets and lease liabilities, estimates and assumptions were used to determine the incremental borrowing rates and expected lease terms. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the consolidated statements of operations and comprehensive loss in the period that they are determined.

Segment information

Operating segments are defined as components of a public entity that engages in business activities from which it may recognize revenues and incur expenses, has discrete financial information available and whose operating results are regularly reviewed by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM, its chief executive officer, manages its operations on a consolidated basis for the purpose of allocating resources and assessing performance.

Comprehensive Loss

Comprehensive loss includes net loss, as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders. Comprehensive loss is composed of net loss and other comprehensive income. Other comprehensive income consists of unrealized gains on marketable securities.

Cash and cash equivalents

Cash and cash equivalents consist primarily of demand deposit accounts and deposits in short-term money market funds. Cash equivalents are stated at cost, which approximates fair value. The Company considers all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

Restricted cash equivalents

Restricted cash equivalents are comprised of cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements. Restricted cash equivalents are used as collateral for letters of credit issued by banks related to the Company’s operating leases and laboratory decommissioning commitment and are considered a non-current asset on the consolidated balance sheets.

Marketable securities

Marketable securities are composed of U.S. treasury bills, corporate debt securities, commercial paper and agency bonds with maturities of less than one year from the balance sheet date. The Company classifies all of its marketable securities as available-for-sale and accordingly, these investments are recorded at fair value. Unrealized gains and losses on available-for-sale securities are included as a separate component of accumulated other comprehensive income. The cost of marketable securities is adjusted for amortization of premiums and accretion of discounts until maturity. Such amortization and accretion, along with any interest income received, are included in interest income, which is component of other income. Realized gains and losses are included in other expense, net. The Company reviews any investment when its fair value is less than its amortized cost and when evidence indicates that the investment’s carrying amount is not recoverable within a reasonable period. The Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists and if the present value of cash flows expected to be collected is less than the amortized cost basis, an allowance for credit losses is recorded on its consolidated balance sheets, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that is not related to a credit loss is recognized in other comprehensive income.

Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss. Losses are charged against the allowance for credit losses when the Company believes the uncollectibility of an investment is confirmed or when the Company intends to sell, or more likely than not will be required to sell the security before recovery of its amortized cost basis.

The Company evaluates marketable securities for other-than-temporary impairment at the balance sheet dates. Declines in fair value, if any, determined to be other than temporary are also included in other income (expense).

Concentration of credit risk

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents and marketable securities. The Company places its cash, cash equivalents and marketable securities in financial institutions that management believes to be of high credit quality, and accordingly, the Company believes such funds are subject to minimal credit risk. The Company maintains its cash in bank deposit accounts that at times exceed federally insured limits. The Company has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets. Expenditures for maintenance and repairs are charged to expense while the costs of significant improvements are capitalized. Upon retirement or sale, the costs of the assets disposed of and the related accumulated depreciation or amortization is eliminated from the consolidated balance sheets and any related gains or losses are reflected in the consolidated statements of operations and comprehensive loss. The range of useful lives of property and equipment is as follows:

Property and equipment	Useful life
Computer equipment	3 Years
Computer software	3 Years
Office equipment & furniture	5 Years
Lab equipment	5 Years
Leasehold improvements	The shorter of the life of the leasehold improvement or the remaining term of the lease

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If the undiscounted cash flows are insufficient to recover the carrying value, the assets are recorded at the lesser of the carrying value or fair value. To date, the Company has not recorded any impairment losses on long-lived assets.

Patent-related costs

Patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

Fair value measurements

Certain assets and liabilities are carried at fair value in accordance with GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value require the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The Company’s financial instruments consist of cash equivalents, restricted cash equivalents, marketable securities, other current assets, accounts payable, accrued expenses, preferred stock warrant liabilities and other current liabilities. The Company’s marketable securities are carried at fair value, determined according to Level 1 and Level 2 inputs to the fair value hierarchy described above. Preferred stock warrant liabilities are measured at fair value on a recurring basis utilizing a hybrid approach (see Note 3). The remaining financial instruments are stated at their respective carrying amounts, which approximate fair value due to the short-term nature of these assets and liabilities.

Research and development costs

The Company expenses research and development costs as incurred. Research and development expenses consist principally of personnel costs including employee payroll and stock-based compensation, consumable laboratory materials and supplies, contracted external laboratory services and facility costs including allocated overhead such as rent, depreciation, utilities and maintenance expense, license and milestones fees, and other related costs.

Accrued research and development costs

The Company has entered into various research and development contracts. The payments under these contracts are recorded as research and development expenses as incurred. The Company records accrued expenses for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of its R&D studies, including the phase or completion of events, invoices received and contracted costs. Judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Asset acquisitions and acquired in-process research and development expense

The Company accounts for acquisitions of assets or a group of assets that do not meet the definition of a business as asset acquisitions based on the cost to acquire the asset or group of assets, which include certain transaction costs. In an asset acquisition, the cost to acquire is allocated to the identifiable assets acquired and liabilities assumed based on their relative fair values as of the acquisition date. No goodwill is recorded in an asset acquisition. Assets that are acquired in an asset acquisition for use in research and development activities that have an alternative future use are capitalized as in process research and development (“IPR&D”) while those acquired that have no alternative future use as of the acquisition date is recognized as research and development expense as of the acquisition date. The Company will recognize additional research and development expenses in the future if and when the Company becomes obligated to make contingent milestone payments under the terms of the agreements by which it acquired the IPR&D assets. Contingent consideration in the form of milestone payments related to IPR&D with no alternative future use is charged to expense when the related milestone is achieved and becomes payable.

Stock-based compensation expense

The Company accounts for stock-based compensation under the provisions of ASC 718-10, Compensation—Stock Compensation (“ASC 718-10”), which requires all stock-based payments (such as grants of stock options and restricted stock) to employees, non-employees and directors, to be recognized in the consolidated statements of operations and comprehensive loss based on their fair values on the date of grant over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are accounted for as they occur. Generally, the Company issues stock option awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company classifies stock-based compensation expenses in the same manner in which the awards recipient’s payroll or service provider’s costs are classified.

The fair value of each restricted stock award is estimated on the date of grant based on the fair value of the Company’s common stock on that same date.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model (“Black-Scholes”), which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends. As there is no public market for the Company’s common stock, the estimated fair value of common stock was determined by the Company’s Board of Directors (the “Board”) as of the date of each stock option grant, with inputs from management, considering third-party valuations of its common stock as well as the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation. The Company estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies. The Company uses the simplified method as prescribed by the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term for stock options granted to employees as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. There is no expected dividend yield since the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

Warrant liability

The Company accounts for issued warrants as either a liability or equity in accordance with ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) or ASC Topic 815-40, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“ASC 815-40”). Under ASC 480, warrants are accounted for as a liability if they are mandatorily redeemable and if they require settlement in cash or other assets, or in a variable number of shares. If warrants do not meet the criteria to be accounted for as a liability under ASC 480, the Company considers the requirements of ASC 815-40 to determine whether the warrants should be accounted for as a liability or equity. Under ASC 815-40, warrants that may require settlement for cash are accounted for as a liability, regardless of the probability of the occurrence of the triggering event.

If warrants do not meet the criteria to be accounted for as a liability under ASC 815-40, in order to conclude warrants should be accounted for as equity, the Company assesses whether the warrants are indexed to its common stock and whether the warrants are accounted for as equity under ASC 815-40 or other applicable GAAP. Warrants that meet the criteria to be accounted for as equity are recorded at fair value on the issuance date with no changes in fair value recognized after the issuance date. Also, warrants that meet the criteria to be accounted for as equity will be recorded within additional paid-in capital. After all relevant assessments, the Company concludes whether the warrants are accounted for as liability or equity.

Freestanding warrants related to shares that are contingently redeemable are classified as a liability on the Company’s consolidated balance sheets. The warrants are initially recorded at fair value on the date of issuance and are subsequently remeasured to fair value at each balance sheet date. Changes in fair value of these warrants are recognized as a component of other income (expense) in the Company’s consolidated statements of operations and comprehensive loss. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, or when the warrants become indexed to the Company’s own stock. The Company classifies the liabilities as noncurrent if the settlement of the warrants is not expected within the next twelve months.

Redeemable convertible preferred stock

The Company has classified its redeemable convertible preferred stock as temporary equity in the accompanying consolidated balance sheets due to redemption provisions that are outside of the control of the Company (see Note 7). The Company did not accrete the carrying values of the redeemable convertible preferred stock to the redemption values since a change in control event was not considered probable at period end. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only when it becomes probable that such a change in control event will occur.

Derivative instruments

The Company enters into, from time to time, financial instrument agreements in which a derivative instrument is “embedded”. Upon issuing the financial instrument, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the host contract and whether a separate, instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument.

When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value with any changes in fair value recorded in current period earnings.

Income taxes

The Company accounts for income taxes using the asset and liability approach. Deferred tax assets and liabilities represent future tax consequences of temporary differences between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and for loss carryforwards using enacted tax rates expected to be in effect in the years in which the differences reverse. A valuation allowance is established to reduce deferred tax assets to the amounts expected to be realized. The Company also recognizes a tax benefit from uncertain tax positions only if it is “more likely than not” that the position is sustainable based on its technical merits. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for income taxes. To date, the Company has not incurred interest and penalties related to uncertain tax positions.

Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability on the Company’s consolidated balance sheets. The Company does not accrue contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, it discloses the range of reasonably possible losses. There were no loss contingencies recorded in the Company’s consolidated financial statements for the years ended December 31, 2023 and 2022.

Leases

Effective January 1, 2022, the Company adopted ASC 842, Leases (“ASC 842”) using the modified retrospective approach and electing the effective date as its date of initial application. ASC 842 provides a number of optional practical expedients in transition. The Company applied the package of practical expedients to leases that commenced prior to the effective date whereby the following are not required to be reassessed: (i) whether any expired or existing contracts are or contain leases; (ii) the lease classification for any expired or existing leases; and (iii) the treatment of initial direct costs for existing leases. The Company elected the short-term lease expedient for all leases that qualify based on a term of 12 months or less. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the lease commencement date, when control of the underlying asset is transferred from the lessor to the Company, the Company classifies a lease as either an operating or finance lease and recognizes a right-of-use (“ROU”) asset and a current and non-current lease liability as applicable, in the consolidated balance sheet if the lease has a term greater than one year. As permitted under ASC 842, the Company has made an accounting policy election, for all classes of underlying assets, to not recognize ROU assets and lease liabilities for leases having a term of twelve months or less. When it determines the lease term, the Company considers the committed lease term and any options available in the lease agreement. The Company’s lease terms may include options to extend the lease, or the option to purchase the asset, only when it is reasonably certain that the Company will exercise that option.

The Company enters into contracts that contain both lease and non-lease components. Lease cost for operating leases is recognized on a straight-line basis over the lease term as an operating expense on the consolidated statements of operations and comprehensive loss. For finance leases, amortization expense and interest expense are recognized separately in the consolidated statements of operations, and comprehensive loss with amortization expense recognized on a straight-line basis and interest expense recognized using the effective interest method. Non-lease components include costs that do not provide a right to use a leased asset but instead provide a service, such as maintenance costs. After its adoption of ASC 842, the Company has elected to combine the lease and non-lease components together as a single lease component for all existing classes of underlying assets. Variable costs associated with the lease, such as maintenance and utilities, are not included in the measurement of right-to-use assets and lease liabilities but rather are expensed when the events determining the amount of variable consideration to be paid have occurred.

Net loss per common share

The Company follows the two-class method when computing net loss per share as the Company has issued shares that meet the definition of participating securities, which includes warrants, outstanding stock options, and redeemable convertible preferred stock. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net loss per share attributable to common stockholders is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of diluted securities and dividing the resulting amount by the weighted-average number of common shares outstanding for the period, including potential dilutive common shares. For the purpose of this calculation, warrants, outstanding stock options, and redeemable convertible preferred stock are considered potential dilutive common shares.

The Company’s redeemable convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require those holders to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is antidilutive.

Emerging growth company status

The Company is an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”) and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. The Company may take advantage of these exemptions until it is no longer an EGC under Section 107 of the JOBS Act and has elected to use the extended transition period for complying with new or revised accounting standards. As a result of this election, the Company’s consolidated financial statements may not be comparable to companies that comply with public company FASB standards’ effective dates. The Company intends to take advantage of the reduced reporting requirements and exemptions up until the last day of the fiscal year following the fifth anniversary of an offering or such earlier time that it is no longer an EGC.

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The provisions of ASU 2016-13 modify the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology and require a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. Credit losses relating to available-for-sale debt securities will be recorded through an allowance for credit losses rather than as a direct write-down to the security. The Company adopted ASU 2016-13 effective January 1, 2023, with no material impact on its consolidated financial statements.

Recent accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures, (“ASU 2023-09”). ASU 2023-09 provides more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. For public and private companies, the amendments are effective for annual periods beginning after December 15, 2024, and 2025, respectively, and should be applied prospectively. The Company has determined that the effects of adopting the amendments in ASU 2023-09 will not have a material impact on its consolidated financial position, the results of its operations, or related disclosures when such amendment is adopted.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280: Improvements to Reportable Segment Disclosures) (“ASU 2023-07”). The amendments in this update improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. All disclosure requirements of the update are required for entities with a single reportable segment. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied on a retrospective basis to all periods presented. For purposes of its annual reporting requirements, the Company has adopted this standard as of January 1, 2024. As of December 31, 2023, the Company only has one reportable segment. The Company is currently in the process of evaluating the effects of this pronouncement on the related disclosures.

3. Fair value measurements

The following table sets forth by level, within the fair value hierarchy, the financial assets and liabilities carried at fair value on a recurring basis (in thousands):

	Fair value measurements as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Financial assets:
Cash equivalents	$29,032	$—	$—	$29,032
Marketable securities:
Commercial paper	—	32,459	—	32,459
Treasury bills	9,532	—	—	9,532
Corporate debt securities	—	2,132	—	2,132
Agency bonds	—	24,226	—	24,226

Total marketable securities	9,532	58,817	—	68,349
Restricted cash equivalents	1,149	—	—	1,149

Total financial assets	$39,713	$58,817	$—	$98,530

Financial liabilities:
Preferred stock warrant liability	$—	$—	$500	$500

	$—	$—	$500	$500

	Fair value measurements as of December 31, 2022
	Level 1	Level 2	Level 3	Total

Financial assets:
Cash equivalents	$127,613	$—	$—	$127,613
Restricted cash equivalents	897	—	—	897

	$128,510	$—	$—	$128,510

Financial liabilities:
Preferred stock warrant liability	$—	$—	$1,300	$1,300

	$—	$—	$1,300	$1,300

During the years ended December 31, 2023 and 2022, there were no transfers or reclassifications between fair value measurement levels of assets or liabilities. The carrying values of prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these assets and liabilities.

Valuation of marketable securities

The Company classifies its treasury bills as Level 1 assets under the fair value hierarchy, as these assets have been valued using quoted market prices for identical assets in active markets without any valuation adjustment. The Company classifies its commercial paper, corporate debt securities, and agency bonds as Level 2 assets under the fair value hierarchy, as these assets have been valued using quoted prices in active markets for similar securities.

Preferred Stock Warrant Liability

In connection with the Blaze Agreement (see Note 11), the Company issued to Blaze Bioscience Inc. (“Blaze”) warrants to purchase 2,000,000 shares of Partner preferred stock (“Partner Preferred Stock”), with exercisability subject to vesting criteria related to the achievement of development and regulatory milestones (the “Preferred Stock Warrant”). The Preferred Stock Warrant requires liability classification under the guidance of ASC 480 (“Preferred Stock Warrant Liability”) and was measured at fair value at the date of issuance and will be subsequently remeasured to fair value at each reporting date as long as the warrant is outstanding, with the change in fair value recorded as a component of other income (expense) on the Company’s consolidated statements of operations and comprehensive loss. As of December 31, 2023, the Preferred Stock Warrant remains outstanding and 1,750,000 warrants remain unvested.

The fair value of the Preferred Stock Warrant Liability was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. In determining the fair value, the Company used a hybrid approach. The hybrid approach is a scenario analysis with one or more scenarios utilizing the Option Pricing Model (“OPM”) to allocate the equity value to the respective share classes and, if applicable, a Monte Carlo simulation to estimate cash milestone payout. The Company determines the fair value of the Preferred Stock Warrant Liability based on the probability of achieving various scenarios, the related timing, and to a lesser extent, an appropriate discount rate. Significant judgment is used in determining the appropriateness of these assumptions. Due to the uncertainties associated with potential exit events and triggering events, the effects of changes in assumptions including probabilities and related timing, the Company expects its estimates regarding the fair value of the Preferred Stock Warrant Liability to change in the future.

Key assumptions as of December 31, 2022 included probability of achieving the first milestone in connection with the Series A redeemable convertible preferred stock (“Series A Preferred Stock”) at 100%, the probability of not achieving the first milestone at 0%, probabilities of achieving (or not achieving) certain triggering events prior to and/or after a liquidity event, estimated timing of potential triggering event scenarios ranging between 0.5 years and 6.0 years, estimated time to liquidity ranging between 2.0 years and 8.0 years, and volatility ranging between 80.0% and 81.0% corresponding to the estimated time to liquidity.

Key assumptions as of December 31, 2023 included probabilities of achieving (or not achieving) certain triggering events prior to and/or after a liquidity event, estimated timing of potential triggering event scenarios ranging between 2.0 years and 7.0 years, estimated time to liquidity ranging between 2.0 years and 7.0 years, and volatility ranging between 74.0% and 78.0% corresponding to the estimated time to liquidity.

Changes in the significant unobservable inputs to a different amount might result in a significantly higher or lower fair value measurement at the reporting date.

The following table presents a roll-forward of the aggregate fair values of the Preferred Stock Warrant Liability (in thousands):

Balance as of January 1, 2022	$1,500
Change in fair value	(200)

Balance as of December 31, 2022	1,300
Change in fair value	(800)

Balance as of December 31, 2023	$500

Preferred stock tranche right

In connection with the issuance of the Series A Preferred Stock, investors were granted additional rights to purchase preferred stock (“Preferred Stock Tranche Right”). The fair value of the Company’s Preferred Stock Tranche Right was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The Preferred Stock Tranche Right was recognized at fair value at issuance and remeasured at each reporting period. In determining the fair value of the Preferred Stock Tranche Right, the Company used the hybrid method OPM model using unobservable inputs such as the probability of achieving milestones, the related timing, and to a lesser extent, an appropriate discount rate. Significant judgment is used in determining the appropriateness of these inputs. Key inputs as of January 1, 2022, include probability of achieving the first milestone in connection with the Series A Preferred Stock, expected timing to the possible achievement of the milestone, estimated salvage value, and range of estimated time to liquidity at 99.9%, 0.1 years, 20.0%, and 2.0 years to 8.5 years, respectively. There were no significant changes to the Preferred Stock Tranche Right valuation inputs noted as of January 1, 2022, to the time it was extinguished in January 2022 upon the Milestone Closing (see Note 7) resulting in 18,000,000 shares of Series A Preferred Stock being issued to the investors.

Changes in the significant unobservable inputs to a different amount might result in a significantly higher or lower fair value measurement at the reporting date.

4. Marketable securities

The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified all of its marketable securities as of December 31, 2023 as “available-for-sale” pursuant to ASC 320, Investments—Debt and Equity Securities. The Company records available-for-sale securities at fair value, with the unrealized gains and losses included as a separate component of accumulated other comprehensive income. The Company did not have any available-for-sale securities as of and for the year ended December 31, 2022.

The Company adjusts the cost of available-for-sale debt securities for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. The cost of securities sold is based on the specific identification method. The Company includes interest on securities classified as available-for-sale in interest income. Accrued interest receivable relating to the Company’s available-for-sale securities is presented within prepaid expenses and other current assets in the accompanying consolidated balance sheets, and amounted to $0.3 million as of December 31, 2023.

As of December 31, 2023, the Company’s security portfolio consisted of 26 securities related to marketable securities in debt securities available-for-sale, of which five securities were in an unrealized loss position. There were no securities in an unrealized loss position greater than 12 months as of December 31, 2023. The contractual terms of these marketable securities do not permit the issuer to settle the securities at a price less than the amortized cost basis of the marketable securities. The Company does not intend to sell the marketable securities and it is not more likely than not that the Company will be required to sell the marketable securities before recovery of their amortized cost basis. The Company did not record an allowance for credit losses as of December 31, 2023.

Marketable securities, which are classified as available-for-sale, consisted of the following (in thousands):

	December 31, 2023
	Amortized costs basis	Unrealized gain	Unrealized loss	Fair value
Commercial paper	$32,420	$39	$—	$32,459
Treasury bills	9,509	23	—	9,532
Corporate debt securities	2,132	—	—	2,132
Agency bonds	24,206	23	(3)	24,226

Total marketable securities	$68,267	$85	$(3)	$68,349

5. Property and equipment, net

Property and equipment consisted of the following (in thousands):

	December 31,
	2023	2022
Laboratory equipment	$5,877	$2,608
Computer equipment	55	—
Computer software	199	142
Office equipment & furniture	472	129
Leasehold improvements	167	167
Assets under construction	395	557

Total property and equipment	7,165	3,603
Less: Accumulated depreciation and amortization	(1,653)	(533)

Property and equipment, net	$5,512	$3,070

The Company recorded depreciation expense of $1.1 million and $0.4 million for the years ended December 31, 2023 and 2022, respectively.

6. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,
	2023	2022
Accrued compensation and benefit costs	$2,033	$1,194
Accrued research and development costs	1,019	1,138
Accrued professional costs	502	323
Accrued facility and laboratory costs	190	1,144
Accrued other	8	132

Total accrued expenses and other current liabilities	$3,752	$3,931

7. Redeemable convertible preferred stock

In August 2020, the Company consummated a financing transaction in which it issued 5,000,000 shares of Series Seed redeemable convertible preferred stock (“Series Seed Preferred Stock”, together with Series A Preferred Stock and Partner Preferred Stock, “Preferred Stock”) at $1.00 per share for total net proceeds of $5.0 million. The issuance of the Series Seed Preferred Stock occurred pursuant to the Series Seed Preferred Stock Purchase Agreement (the “Series Seed Agreement”) between the Company and certain investors.

In February 2021, the Company entered into the first Series A Preferred Stock Purchase Agreement (the “First Series A Agreement”) which provided for the purchase of Series A Preferred Stock. The initial closing of Series A Preferred Stock resulted in the issuance of 18,000,000 shares at $2.00 per share for net proceeds of approximately $35.9 million. The First Series A Agreement granted investors the Preferred Stock Tranche Right to purchase an additional 18,000,000 shares of Series A Preferred Stock at a price of $2.00 per share upon the earlier of (i) satisfaction of a milestone event, which is when the Company identifies at least one molecule that meets the criteria for lead nomination or (ii) a waiver of such condition by holders of sixty five percent of the Preferred Shares then issued and outstanding (the “Milestone Closing”) prior to February 26, 2023. (See Note 3).

The Company satisfied the Milestone Closing in January 2022, and, as a result, the Company issued 18,000,000 shares of Series A Preferred Stock at $2.00 per share. This issuance resulted in net proceeds of approximately $35.9 million.

In August 2022, the Company entered into the second Series A Preferred Stock Purchase Agreement (“Second Series A Agreement”), which resulted in the issuance of an additional 42,067,500 shares of Series A Preferred Stock at $2.00 per share. This issuance resulted in net proceeds of approximately $84.0 million.

The Company determined that the Preferred Stock Tranche Right was a freestanding instrument as it was both legally detachable and separately exercisable. The Preferred Stock Tranche Right was recorded at fair value on the issuance date and subsequently remeasured as of December 31, 2021. The initial fair value of the Preferred Stock Tranche Right was determined to be $10.8 million and was subsequently remeasured as of December 31, 2021, to a de minimis value. The Preferred Stock Tranche Right was extinguished in January 2022 upon the Milestone Closing resulting in 18,000,000 shares of Series A Preferred Stock being issued to the investors.

During the year ended December 31, 2022, the Company increased the total number of Series A Preferred Stock authorized from 36,000,000 to 78,067,500 shares.

The Preferred Stock consisted of the following as of December 31, 2023 and 2022 (in thousands except share amounts):

	Preferred shares authorized	Preferred shares issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion
Series Seed Preferred Stock	5,000,000	5,000,000	$5,000	$5,000	5,000,000
Series A Preferred Stock	78,067,500	78,067,500	145,050	156,135	78,067,500

Total	83,067,500	83,067,500	$150,050	$161,135	83,067,500

As of December 31, 2023, the holders of the Preferred Stock have the following rights and preferences:

Voting rights—Holders of the Preferred Stock are entitled to one vote with the common stockholders on an as-converted basis at all meetings of stockholders.

Dividends—Holders of outstanding shares of Preferred Stock are entitled to non-cumulative dividends at a rate of 8% of the Original Issue Price per share, per annum, payable when, as and if declared by the Board. The Original Issue Price is $1.00 per share for Series Seed Preferred Stock and $2.00 per share for Partner Preferred Stock and Series A Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, or other similar recapitalization with respect to the Preferred Stock. Holders of the Preferred Stock participates in any dividends payable to common shareholders on an as-converted basis.

Liquidation amount—In the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation, or upon the occurrence of a Deemed Liquidation Event, the holders of shares of the Preferred Stock are entitled to preferential payments, in an amount calculated as the greater of (i) the applicable Original Issue Price, plus dividends declared but unpaid and (ii) the amount payable with respect to such share as if it was converted to common stock immediately prior to settlement (the “Preferred Stock Liquidation Amount”).

Conversion option—Each share of Series A Preferred Stock is convertible, at the option of the holder, at any time following the earlier to occur of : (i) the sale of the Milestone Shares, (ii) the first date following the Series A Original Issue Date upon which no holder of shares of Series A Preferred Stock is required to purchase any Milestone Shares, or (iii) such time as the consent of holders of a majority of the share of Series A Preferred Stock then issued and outstanding is obtained approving such optional conversion at the Conversion Price. The Series Seed Preferred Stock may convert, at any time, each share of Series Seed Preferred Stock into shares of common stock at the Conversion Price. The Partner Preferred Stock may convert, at any time, each share of Partner Preferred Stock into shares of common stock at the Conversion Price. The Conversion Price is equal to the original issue price, subject to adjustments, resulting in an initial conversion ratio of 1:1. The Preferred Stock will automatically convert into common stock at the then effective conversion price upon (a) a qualified IPO pursuant to the Company’s amended Articles of Incorporation or (b) upon the written consent of the holders of the Preferred Stock.

Redemption—The Preferred Stock does not contain any mandatory redemption features. In accordance with ASC 480, Preferred Stock issued with redemption provisions that are outside of the control of the Company, including a deemed liquidation event, defined as (i) a merger or consolidation, or (ii) (1) the sale, lease transfer, exclusive license or other disposition in a single transaction or series of related transactions of all assets of the Company, or (2) the sale or disposition of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, is required to be presented outside of stockholders’ deficit on the face of the consolidated balance sheets. The Company’s Preferred Stock contains redemption provisions that require it to be presented outside of stockholders’ deficit.

8. Stockholders’ deficit

Common stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders provided, however, that, except as otherwise required by law, holders of common stock are not be entitled to vote on any amendment to the Company’s Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. There is no cumulative voting. Common stockholders are entitled to receive dividends, as may be declared by the Company’s Board, if any, subject to the preferential dividend rights of the Preferred Stock. During the year ended December 31, 2022, the Company increased the total number of common shares authorized from 53,000,000 to 102,500,000 shares. Through December 31, 2023, no dividends have been declared or paid.

The Company’s common stock available for future issuance is summarized below:

	December 31,
	2023	2022
Common stock authorized	102,500,000	102,500,000
Common stock issued and outstanding	2,471,875	2,166,318

Common stock authorized and reserved for future issuances:
Series Seed Preferred Stock	5,000,000	5,000,000
Series A Preferred Stock	78,067,500	78,067,500
Unvested restricted stock	128,125	433,682
Stock options outstanding	12,167,415	11,871,660
Preferred Stock Warrant	2,000,000	2,000,000
Common stock reserved for future issuance upon exercise of stock options	2,597,438	2,893,193

Total common stock authorized and reserved for future issuance	99,960,478	100,266,035

Unreserved common stock available for future issuance	67,647	67,647

9. Equity-based compensation

Stock options

On August 27, 2020, the Board adopted and approved the 2020 Equity Incentive Plan (the “2020 Plan”) under which stock options, restricted stock, and other awards as determined by the Board could be granted to employees, non-employees and directors of the Company. Each award granted may be evidenced by an award agreement between the Company and the grantee. Under the 2020 Plan, both incentive stock options (“ISOs”) and non-qualified stock options (“NSOs”) could be granted. ISOs may be granted only to the Company’s employees. The 2020 Plan is administered by the Board. The terms of the awards issued under the 2020 Plan, including vesting requirements, are determined by the Board or compensation committee of the Board. As of December 31, 2023, there were 2,597,438 shares of common stock available for future grant under the 2020 Plan.

The exercise price of stock options granted under the 2020 Plan generally may not be less than the market price of the common stock at the time of grant. Stock options generally vest over four years with a 25% vesting on the one-year anniversary of the grant date and the remainder vesting in equal monthly installments thereafter and have a maximum term of 10 years. The stock options granted contain only service conditions as the grantees are only required to provide services to the Company over the requisite service period to continue to vest in the awards.

Compensation cost is recognized on a straight-line basis over the requisite service period. As of December 31, 2023, the total unrecognized compensation related to unvested stock option awards was $3.4 million which the Company expects to recognize over a weighted-average period of approximately 2.34 years.

The following table summarizes the Company’s stock option activity under the 2020 Plan during the year ended December 31, 2023:

	Options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value (in thousands)
Outstanding as of January 1, 2023	11,871,660	$0.74	9.11	$2,156
Granted	494,714	$0.88
Cancelled	(198,959)	$0.84

Outstanding as of December 31, 2023	12,167,415	$0.74	8.17	$2,315

Options vested and exercisable as of December 31, 2023	5,646,610	$0.65	7.83	$1,553
Options unvested and expected to vest as of December 31, 2023	6,520,805	$0.83	8.46	$761

The following table presents, on a weighted-average basis, the assumptions used in the Black Scholes option-pricing model to determine the grant-date fair value of the stock options:

	December 31,
	2023	2022
Fair value of common stock	$0.88	$0.96
Expected term (in years)	6.02	6.03
Risk-free interest rate	4.00%	3.68%
Expected volatility	70.96%	71.04%
Dividend yield	—	—

The weighted-average grant date fair value per share of stock options granted during the years ended December 31, 2023 and 2022 was $0.58 and $0.64, respectively. There were no stock options exercised during the years ended December 31, 2023 and 2022.

Restricted Stock Awards

During 2020, the Company issued 1,300,000 shares of restricted stock to employees, non-employees and directors of the Company, of which 600,000 shares of restricted stock were issued pursuant to the 2020 Plan and the remaining 700,000 shares of restricted stock were issued pursuant to standalone restricted stock agreements entered into prior to the adoption of the 2020 Plan (“Restricted Stock Agreements”). The restricted stock generally vests over three or four years. The restricted stock awards contain only service conditions as the grantees are only required to provide services to the Company over the requisite service period to continue to vest in the awards.

The shares of restricted stock granted under the 2020 Plan and the Restricted Stock Agreements were purchased by the grantees on the grant date for $12,000. Based on the forfeiture provisions discussed below, although the shares of the restricted stock were legally issued, they were not considered outstanding for accounting purposes.

Compensation cost related to the shares of restricted stock granted under the Restricted Stock Agreements and the 2020 Plan were measured using the fair value of common stock. Non-cash compensation expense recorded by the Company for the years ended December 31, 2023 and 2022 related to restricted stock was de minimis.

The following table presents the Company’s restricted stock activity during the year ended December 31, 2023:

	Number of shares	Weighted- average grant date fair value
Unvested as of January 1, 2023	433,682	$0.01
Vested	(305,557)	0.01

Unvested as of December 31, 2023	128,125	$0.02

The weighted average grant date fair value of restricted stock vested for the year ended December 31, 2023 was $0.01 per share. As of December 31, 2023, the total unrecognized compensation related to unvested restricted stock awards granted under the 2020 Plan was de minimis. The total fair value of the restricted stock vested (measured on the date of vesting) for the years ended December 31, 2023 and 2022 was $0.3 million and $0.4 million, respectively.

The following table summarizes stock-based compensation expense included in operating expenses (in thousands):

	Year ended December 31,
	2023	2022
Research and development	$625	$341
General and administrative	853	357

Total	$1,478	$698

10. Income taxes

The Company’s loss before income taxes and net loss for the years ended December 31, 2023 and December 31, 2022 was from its U.S. domestic operations.

For the years ended December 31, 2023 and 2022, the difference between the Company’s effective tax rate and the U.S. statutory rate of 21% was primarily driven by the change in valuation allowance. A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	December 31,
	2023		2022
U.S. statutory rate	21.0%		21.0%
State taxes, net of federal benefit	6.1%		3.2%
Other	0.1%		0.6%
Valuation allowance	(31.7%	)	(29.0%	)
Tax credits	4.5%		4.2%

Effective income tax rate	0.0%		0.0%

The components of the Company’s deferred taxes are as follows (in thousands):

	December 31,
	2023	2022

Deferred tax assets:
Net operating loss carryforwards	$4,962	$3,206
Federal and state R&D credits	2,620	1,165
Lease liabilities	3,502	429
Start up and amortized costs	84	87
Accruals and other	1,449	940
Section 174—R&D expenses capitalized	8,696	2,821

Total deferred tax assets	21,313	8,648

Valuation allowance	(17,235)	(8,141)

Net deferred tax assets (liability)	$4,078	$507

Deferred tax liabilities:
Property and equipment	$(188)	$(73)
Operating lease right-of-use asset	(3,890)	(434)

Total deferred tax liabilities	$(4,078)	$(507)

Net deferred tax assets (liability)	$—	$—

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets, which are comprised primarily of net operating loss carryforwards (“NOLs”), the capitalization of research and experimental expenditures, and tax credits. Management has considered the Company’s history of cumulative net losses in the United States, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its U.S. federal and state deferred tax assets and as such the Company has provided a valuation allowance for the full amount of the net deferred tax assets.

As of December 31, 2023, the Company had NOLs for federal and state income tax purposes of $20.3 million and $8.9 million, respectively. As of December 31, 2022, the Company had NOLs for federal and state income tax purposes of $14.2 million and $2.9 million, respectively. The entire federal NOL balance of $20.3 million were generated after 2017 and will be carried forward indefinitely and could be used to offset up to 80% of taxable income of each future tax year. State NOLs of $8.9 million will be carried forward and begin to expire in 2041. As of December 31, 2023 and 2022, the Company has federal R&D credits of $2.4 million and $1.1 million, respectively, and state R&D credits of $0.3 million and $0.1 milion which begin to expire in 2041 and 2036, respectively.

The valuation allowance increased in 2023 by $9.1 million due to the increase in net deferred tax assets having a full valuation allowance (primarily due to the increase in section 174-R&D expenses capitalized, NOL carryforwards and federal and state R&D credits). The valuation allowance increased in 2022 by $5.4 million due to the increase in deferred tax assets having a full valuation allowance (primarily due to the increase in section 174-R&D expenses capitalized, the NOL carryforwards and R&D tax credits).

Future realization of the tax benefits of existing temporary differences related to NOLs and federal and state R&D credits, ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2023 and 2022, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance against its net deferred tax assets as of December 31, 2023 and 2022.

Under Internal Revenue Code Section 382, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. As a result, the Company is not able to estimate the effect of the change in control, if any, on the Company’s ability to utilize NOL and federal and state R&D credits carryforwards in the future. At this time, the Company has not completed an Internal Revenue Code 382 analysis. However, at such time that the Company does conduct such analysis, the Company may conclude that some or all of the Company’s tax attributes are limited.

The Tax Cuts and Jobs Act resulted in significant changes to the treatment of research and developmental expenditures under Section 174 of the Internal Revenue Code. For tax years beginning after December 31, 2021, taxpayers are required to capitalize and amortize all research and developmental expenditures that are paid or incurred in connection with their trade or business. Specifically, costs for U.S.-based research and developmental activities must be amortized over five years and costs for foreign research and developmental activities must be amortized over 15 years. As of December 31, 2023 and 2022, the Company capitalized $26.9 million and $13.9 million, respectively, of research and developmental expenditures primarily related to research and development activities performed in the U.S.

As of December 31, 2023 and 2022, the Company had no uncertain tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the consolidated financial statements. As of December 31, 2023 and 2022, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company’s tax years are all still open since inception and will remain open to examination by the major taxing jurisdictions to which the Company is subject, as carryforward attributes generated in years past may still be adjusted upon examination by the Internal Revenue Service or other authorities if they have or will be used in a future period.

11. License agreements

Blaze Bioscience license agreement

On July 22, 2021, the Company entered into a Discovery, License and Option Agreement (the “Blaze Agreement”) as amended on March 3, 2022, May 20, 2022 and December 19, 2022, with Blaze, pursuant to which the Company and Blaze will grant to each other certain exclusive and non-exclusive licenses and an option to license Blaze’s platform technology to use in conducting certain research and development activities. The Company made a one-time upfront cash payment of $1.8 million to Blaze, as partial consideration for the rights and licenses granted to the Company under the Blaze Agreement, which was recognized immediately as research and development expense, as the acquired license represented IPR&D with no alternative future use. The Company paid an additional one-time payment of $0.2 million in connection with the December 19, 2022 amendment, which was recognized immediately as research and development expense. The Blaze Agreement required the Company to make specified non-refundable, non-creditable discovery milestones milestone payments to Blaze of up to $0.7 million per collaboration target as well as royalty payments on a product-by-product basis until the later of (a) the date of expiration of the last-to-expire valid claim covering such collaboration target, or (b) ten years following the date of the first commercial sale of such collaboration target. The milestone payments will be recognized when the milestone is achieved, and the royalties will be recognized when the sales occur. As of December 31, 2023, none of such milestones have been achieved.

Upon execution of the Blaze Agreement, the Company also issued the Preferred Stock Warrant to Blaze to purchase 2,000,000 shares of Partner Preferred Stock, as a partial consideration for the rights granted by Blaze to the Company. The Preferred Stock Warrant will expire either upon a change of control or on July 22, 2031. The Preferred Stock Warrant represents an additional upfront payment and is treated in a similar manner to the upfront cash payment. The initial fair value of the Preferred Stock Warrant of $0.6 million was recognized immediately as research and development expense for the year ended December 31, 2021. (See Note 3). In connection with the amendment on May 20, 2022, the Company replaced the original terms of the Preferred Stock Warrant with revised vesting dates. As of December 31, 2023 and 2022, 250,000 shares of the Preferred Stock Warrant were vested. See Note 16.

Institute for Protein Innovation, Inc. license agreement

On November 1, 2021, the Company entered into an exclusive license agreement (the “IPI Agreement”) with the Institute for Protein Innovation, Inc. (“IPI”) pursuant to which IPI granted to the Company an exclusive, worldwide license, with the right to sublicense (subject to certain conditions), under certain of IPI’s patents and know-how related to certain binder proteins, targeting up to 14 target proteins, to research, develop, make, have made and commercialize certain products. The Company made an initial upfront payment of $0.2 million and will make annual payments of less than $0.1 million on each anniversary up to the date of the first commercial sale of the first licensed product in order to retain the licenses, pursuant to which we have paid an aggregate of $0.1 million through December 31, 2023. The upfront payment was recognized immediately as research and development expense, as the acquired license represented IPR&D with no alternative future use. Under the IPI Agreement, the Company is required to pay non-refundable, non-creditable development and regulatory milestone payments of up to $24.0 million. In addition, if the Company successfully commercializes a licensed product under the IPI Agreement, the Company is required to pay low single-digit royalties on net sales, on a product-by-product and country-by-country basis, subject to specified reductions, until the later of (a) the expiration of the last to expire valid claim covering the manufacture, use or sale of such licensed product in such country or (b) ten years after the first licensed product sale in such country. The milestone payments will be recognized when the milestone is achieved, and the royalties will be recognized when the sales occur. As of December 31, 2023, none of such milestones have been achieved.

TRIUMF license agreement

On July 21, 2022, the Company entered into a license agreement (the “TRIUMF License”) with TRIUMF Inc., a Canadian non-profit (“TRIUMF”), TRIUMF Innovations Inc., a Canadian non-profit, University of British Columbia, and BC Cancer, a provincial health services authority, collectively referred to as the “Licensors.” Pursuant to the TRIUMF License, the Licensors granted the Company a non-exclusive, worldwide license, with right to sublicense (subject to certain conditions), under certain patents and know-how related to the Licensors’ chelator technology to make, use, sell, offer for sale, import, and export certain radiopharmaceutical products for the diagnosis, treatment, amelioration, and prevention of human diseases and conditions. None of the Company’s product candidates currently incorporate, or rely on, the licensed patents and know-how from the TRIUMF License.

The Company made an upfront payment for the initial license fee of $0.1 million which was recognized immediately as research and development expense, as the acquired license represented IPR&D with no alternative future use. The TRIUMF License requires the Company to pay up to an aggregate of $2.0 million upon achievement of certain regulatory and development milestones. The Company is also obligated to pay low single digit royalties on net sales of licensed products, on a product-by-product basis. For licensed products not covered by a valid claim of a licensed patent, our royalty obligation terminates on the tenth anniversary of the first commercial use of such licensed product in each country. The milestone payments will be recognized when the milestone is achieved, and the royalties will be recognized when the sales occur. As of December 31, 2023, none of such milestones have been achieved.

University of Minnesota license agreement

On March 3, 2023, the Company entered into an exclusive license agreement (the “Minnesota License”) with Regents of the University of Minnesota (the “University of Minnesota”) under which the Company licensed certain rights to the licensed patents of a known target-binding miniprotein (the “Licensed Patents”) for commercialization throughout the term of the Minnesota License, pursuant to which we have paid an aggregate of $0.3 million through December 31, 2023. The Company made an initial payment of $0.1 million and will pay a yearly license fee of less than $0.1 million. The upfront payment was recognized immediately as research and development expense, as the acquired license represented IPR&D with no alternative future use. The Company will make the non-refundable, non-creditable performance milestone payments to the University of Minnesota of up to an aggregate of $14.7 million upon achievement of certain regulatory and development milestones, subject to specified reductions upon regulatory approvals of the first therapeutic licensed product, and up to $35.0 million upon the achievement of certain commercial milestones. In the event that the Company is not developing a therapeutic licensed product and are only developing a diagnostic licensed product, the Company will be required to pay up to an aggregate of $1.5 million upon specified regulatory approvals for up to three diagnostic licensed products. In addition, the Company will make running royalty payments on a product-by-product basis based on a low single digit percentages of net sales as set forth in the Minnesota License, until expiration of the Minnesota License, which is when there is no longer a valid claim covering a licensed product, unless earlier terminated. The developmental milestone payment will be recognized when the milestone is achieved, and the commercial milestone payment and royalties will be recognized when the sales occur. As of December 31, 2023, none of such milestones have been achieved.

12. Commitments and contingencies

Legal proceedings

The Company was not subject to any material legal proceedings during the years ended December 31, 2023 and 2022, and the Company is not aware of any material legal proceedings that are currently pending or threatened.

Royalty transfer agreement

On August 27, 2020, concurrent with entering into the Series Seed Agreement, the Company entered into a royalty transfer agreement (“Royalty Transfer Agreement”) with MPM Oncology Charitable Foundation, Inc. (“MPM Charitable Foundation”), an affiliate of a stockholder holding more than 5% of the total outstanding stock of the Company, and the UBS Optimus Foundation (“UBS” and together with MPM Charitable Foundation, “Charitable Foundations”). Pursuant to the Royalty Transfer Agreement, the Company will pay 0.5% of annual global net sales to each of the Charitable Foundations, for a total of 1.0% of net sales, subject to customary reductions, for products that incorporate or utilize intellectual property that was discovered or developed by the Company prior to an initial public offering. The Company’s payment obligations for each product will continue on a country-by-country basis upon the later of the twelfth anniversary of the first commercial sale of such product in such country or the expiration of the last to expire of certain patents owned or controlled by the Company covering such products in such country.

The Company’s payment obligations to MPM Charitable Foundation will terminate immediately upon authorization of the MPM Charitable Foundation’s board of directors (or similar body) or upon the winding up or dissolution of MPM Charitable Foundation. The Company’s payment obligations to UBS will terminate immediately upon the winding up of Oncology Impact Fund 2, L.P., a Cayman Islands exempt limited partnership which is affiliated with MPM Charitable Foundation.

The Company will not record a liability unless and until the associated net sales are generated, at which point, a liability is incurred.

13. Related party transactions

The Company has received consulting and management services from entities affiliated with MPM BioImpact LLC, a significant beneficial owner of the Company holding more than 5% of the total outstanding stock of the Company as of December 31, 2023 and 2022. In connection with the services, the Company has incurred costs of $0.3 million and $0.5 million for the years ended December 31, 2023 and 2022, respectively, which is included in general and administrative expense on the Company’s consolidated statement of operations and comprehensive loss. As of December 31, 2023, the Company owed entities affiliated with MPM BioImpact LLC $0.1 million, which is included in accounts payable on the Company’s consolidated balance sheet.

14. Leases

Operating leases

In March 2021, the Company entered into a lease agreement with Alexandria Real Estate Equities, Inc. for approximately 10,757 rentable square feet of a research and development laboratory and related office space located in Durham, North Carolina (“Durham Lease”). The term of the Durham Lease commenced in March 2021 and had an original termination date of March 31, 2024. During the year ended December 31, 2023, the Durham Lease was extended with a revised termination date of September 30, 2025, resulting in a revision to the lease term, which has been accounted for as a modification in accordance with ASC 842. As a result of the lease modification, the Company has reassessed the lease liability and ROU asset related to the lease. The reassessment involves the remeasurement of the present value of future lease payments, considering the revised lease term and any changes in lease payments, including any adjustments due to changes in discount rate. The Company reassessed its incremental borrowing rate at the time of the lease modification to be 11.48%, which was used as the discount rate in the remeasurement of the lease liabilities. The lease extension resulted in an addition of the operating ROU asset and lease liability of $0.5 million on the date of the modification. The base rent is $33.00 per rentable square foot of the premises per year, which is subject to scheduled 3% annual increases.

In January 2022, Aktis entered into a sublease agreement with MIL 6T, LLC (“SmartLabs”) for “Innovation Lab 3”, “Innovation Office 3” and shared office space within the building located at 6 Tide Street, Boston, Massachusetts (the “SmartLabs sublease”). The premises will be used for general office and laboratory space. The lease commencement date is June 15, 2022, and is set to expire June 14, 2025. The base rent is $45,000 per month, which is subject to scheduled 4% annual increases.

In January 2022, the Company entered into a lease agreement with the IDB DryDock Limited Partnership (“DryDock”) for approximately 17,944 rentable square feet of office, laboratory and storage space located on the first and fourth floors of the Innovation and Design Building (the “DryDock Lease”) located at One Design Center Place, Boston, MA (the “Premises”). As of the signing of the lease, the Premises was in process of being constructed, and therefore certain improvements needed to be made to the Premises before being ready for occupancy. The Company did not record a ROU asset or lease liability related to the DryDock Lease under ASC 842 during the year ended December 31, 2022, as the Company had not taken control of the premises until the commencement date of January 4, 2023. The DryDock Lease is set to expire 10 years from the rent commencement date of January 4, 2023. The base rent is $100.00 per square foot, which is subject to scheduled 3% annual increases.

In May 2022, Aktis entered into a sublease agreement with Invicro, LLC (“Invicro”) for approximately 1,332 rentable square feet (including 176 square feet of shared space) within the building located at 6 Davis Drive, Durham, North Carolina (the “Invicro Lease”). The premises will be used for general office and laboratory space. The Invicro Lease commencement date is May 1, 2022, and is set to expire April 30, 2025. The base rent is $30.50 per rentable square foot, which is subject to scheduled 3% annual increases.

The following table presents weighted average remaining lease term and discount rates which are used in the calculation of the Company’s ROU assets and lease liabilities at the end of each reporting period:

	December 31,
	2023	2022
Weighted average remaining lease term (years)	8.3	2.1
Weighted average discount rate	11.0%	10.8%

Components of lease costs are presented below (in thousands):

	Year ended December 31,
	2023	2022
Operating lease cost	$3,332	$696
Short-term lease cost	—	56
Variable lease cost	196	140

Total lease cost	$3,528	$892

Future minimum lease payments under non-cancelable leases as of December 31, 2023, were as detailed below (in thousands):

2024	$2,901
2025	2,465
2026	1,983
2027	2,041
2028 and beyond	11,349

Total undiscounted lease payments	20,739
Less: imputed interest	(7,337)

Total operating lease liabilities	$13,402

Other information related to leases was as follows (in thousands):

	December 31,
	2023	2022

Cash flows included in the measurement of lease liabilities:
Cash paid for amounts included in the measurement of operating lease liabilities	$3,786	$715
Right-of-use assets and liabilities upon ASC 842 adoption	$—	$666
Right-of-use lease assets obtained in exchange for new operating lease liabilities	$14,950	$1,676
Remeasurement of right-of-use asset and lease liability	$496	$—

15. Net loss per share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows for the periods presented (in thousands, except share and per share amounts):

	Year ended December 31,
	2023	2022

Numerator:
Net loss	$(28,641)	$(17,929)

Net loss attributable to common stockholders, basic and diluted	$(28,641)	$(17,929)

Denominator:
Weighted-average number of common shares used in net loss per share, basic and diluted	2,340,553	1,968,407

Net loss per share of common shares, basic and diluted	$(12.24)	$(9.11)

The Company’s potentially dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common stock outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following shares from the computation of diluted net loss per share attributable to common stockholders for the years ended December 31, 2023 and 2022 because including them would have had an anti-dilutive effect:

	December 31,
	2023	2022
Redeemable convertible preferred stock	83,067,500	83,067,500
Options to purchase common shares	12,167,415	11,871,660
Unvested restricted stock	128,125	433,682
Preferred Stock Warrant	2,000,000	2,000,000

Total	97,363,040	97,372,842

16. Subsequent events

The Company has evaluated subsequent events through October 11, 2024, which represents the date these consolidated financial statements were available to be issued.

Termination of Blaze Agreement

In March 2024, the Company notified Blaze of the termination of the Blaze Agreement. Blaze upon termination of the Blaze Agreement exercised 250,000 shares of the Preferred Stock Warrant for nominal consideration. The remaining unvested Preferred Stock Warrant was cancelled upon the notice of termination.

Eli Lilly Research and Collaboration Agreement

In May 2024, the Company entered into the Research and Collaboration Agreement with Eli Lilly to generate anticancer radiopharmaceuticals using the Company’s novel miniprotein technology platform. The Company’s development costs are capped, on a research plan-by-research plan basis. Eli Lilly will reimburse the Company reasonable out-of-pocket costs and full-time equivalent costs incurred in excess of the cap. In the meantime, the Company also granted an exclusive license for licensed IP and a non-exclusive license for the Company’s platform, to Eli Lilly to exploit the licensed compounds and licensed products. The Collaboration Agreement requires Eli Lilly to pay $60.0 million in upfront funding. The Collaboration Agreement requires Eli Lilly to pay up to an aggregate of $525.0 million upon achievement of certain research, development, regulatory and commercial launch milestones and up to an aggregate of $630.0 million upon achievement of certain sales milestones. In addition, if Eli Lilly successfully commercializes a therapeutic or diagnostic product under the Collaboration Agreement, Eli Lilly is required to pay the Company tiered royalties of up to low-double digits based on annual net sales, on a product-by-product and country-by-country basis, subject to specified reductions, until the later of the expiration of licensed patent rights in a country, expiration of regulatory exclusivity, or ten years after the first product sale in such country.

Series A-1 financing

In May 2024, in connection with the Collaboration Agreement with Eli Lilly, the Company received aggregate net proceeds of $10.0 million from the issuance of 2,500,000 shares of Series A-1 Preferred Stock.

Series B financing

In September 2024, the Company received aggregate net proceeds of $174.6 million from the issuance of 43,750,000 shares of Series B Preferred Stock.

AKTIS ONCOLOGY, INC.

Condensed consolidated balance sheets

(In thousands, except shares and par value data) (Unaudited)	September 30, 2024	December 31, 2023

Assets

Current assets:
Cash and cash equivalents	$224,644	$29,513
Marketable securities	87,770	68,349
Prepaid expenses and other current assets	2,999	2,342

Total current assets	315,413	100,204

Property and equipment, net	5,310	5,512
Operating lease right-of use assets	14,077	15,412
Restricted cash equivalents	1,149	1,149
Other assets	1,141	78

Total assets	$337,090	$122,355

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Current liabilities:
Accounts payable	$702	$957
Accrued expenses	6,091	3,752
Deferred revenue, current portion	8,728	—
Operating lease liabilities, current portion	1,486	1,528

Total current liabilities	17,007	6,237

Deferred revenue, net of current portion	52,521	—
Operating lease liabilities, net of current portion	10,922	11,874
Preferred stock warrant liability	—	500

Total liabilities	$80,450	$18,611

Commitments and contingencies (Note 13)
Series Seed redeemable convertible preferred stock, $0.0001 par value; 5,000,000 shares authorized, issued and outstanding as of September 30, 2024 and December 31, 2023, respectively, aggregate liquidation preference of $5,000	5,000	5,000
Series A redeemable convertible preferred stock, $0.0001 par value; 78,067,500 shares authorized, issued and outstanding as of September 30, 2024 and December 31, 2023, respectively, aggregate liquidation preference of $156,135	145,050	145,050
Series A-1 redeemable convertible preferred stock, $0.0001 par value; 2,500,000 shares and 0 shares authorized, issued and outstanding as of September 30, 2024 and December 31, 2023, respectively, aggregate liquidation preference of $10,000	8,197	—
Series B redeemable convertible preferred stock, $0.0001 par value; 43,750,000 shares and 0 shares authorized, issued and outstanding as of September 30, 2024 and December 31, 2023, respectively, aggregate liquidation preference of $175,000	174,669	—
Partner preferred stock, $0.0001 par value; 250,000 shares and 2,000,000 shares authorized as of September 30, 2024 and December 31, 2023 and 250,000 shares and 0 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively, aggregate liquidation preference of $500	508	—
Stockholders’ deficit:
Common stock, $0.0001 par value; 155,000,000 and 102,500,000 shares authorized as of September 30, 2024 and December 31, 2023, respectively; 2,831,249 and 2,600,000 shares issued, 2,815,624 and 2,471,875 shares outstanding as of September 30, 2024 and December 31, 2023, respectively	—	—
Additional paid-in capital	3,785	2,465
Accumulated other comprehensive income	208	82
Accumulated deficit	(80,777)	(48,853)

Total stockholders’ deficit	(76,784)	(46,306)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$337,090	$122,355

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AKTIS ONCOLOGY, INC.

Condensed consolidated statements of operations and comprehensive loss

	Nine months ended September 30,
(In thousands, except share and per share data) (Unaudited)	2024	2023

Revenue:
Collaboration revenue	$554	$—

Operating expenses:
Research and development	28,348	18,472
General and administrative expenses (includes $143 and $190 for related parties, respectively)	8,621	6,314

Total operating expenses	36,969	24,786

Loss from operations	(36,415)	(24,786)

Other income (expense):
Interest income	4,523	3,972
Change in fair value of preferred stock warrant liability	(8)	598
Other expense, net	(24)	(11)

Total other income, net	4,491	4,559

Net loss	$(31,924)	$(20,227)

Net loss per share—basic and diluted	$(12.19)	$(8.78)

Weighted-average common shares outstanding, basic and diluted	2,619,900	2,303,086

Comprehensive loss:
Net loss	$(31,924)	$(20,227)
Other comprehensive income:
Net unrealized gain (loss) on marketable securities	126	(53)

Comprehensive loss	$(31,798)	$(20,280)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AKTIS ONCOLOGY, INC.

Condensed consolidated statements of redeemable convertible preferred stock and stockholders’ deficit

	Series seed redeemable convertible preferred stock		Series A redeemable convertible preferred stock		Series A-1 redeemable convertible preferred stock		Series B redeemable convertible preferred stock		Partner redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2023	5,000,000	$5,000	78,067,500	$145,050	—	$—	—	$—	—	$—	2,471,875	$—	$2,465	$82	$(48,853)	$(46,306)
Vesting of restricted stock	—	—	—	—	—	—	—	—	—	—	112,500	—	2	—	—	2
Issuance of Series A-1 redeemable convertible preferred stock	—	—	—	—	2,500,000	8,197	—	—	—	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $331	—	—	—	—	—	—	43,750,000	174,669	—	—	—	—	—	—	—	—
Issuance of Partner preferred stock	—	—	—	—	—	—	—	—	250,000	508	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	1,206	—	—	1,206
Exercise of common stock options	—	—	—	—	—	—	—	—	—	—	231,249	—	112	—	—	112
Unrealized gain on marketable securities	—	—	—	—	—	—	—	—	—	—	—	—	—	126	—	126
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(31,924)	(31,924)

Balance as of September 30, 2024	5,000,000	$5,000	78,067,500	$145,050	2,500,000	$8,197	43,750,000	$174,669	250,000	$508	2,815,624	$—	$3,785	$208	$(80,777)	$(76,784)

	Series seed redeemable convertible preferred stock		Series A redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ deficit
(In thousands, except share amounts) (Unaudited)	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2022	5,000,000	$5,000	78,067,500	$145,050	2,166,318	$—	$982	$—	$(20,212)	$(19,230)
Vesting of restricted stock	—	—	—	—	268,057	—	1	—	—	1
Stock-based compensation	—	—	—	—	—	—	1,107	—	—	1,107
Unrealized loss on marketable securities	—	—	—	—	—	—	—	(53)	—	(53)
Net loss	—	—	—	—	—	—	—	—	(20,227)	(20,227)

Balance as of September 30, 2023	5,000,000	$5,000	78,067,500	$145,050	2,434,375	$—	$2,090	$(53)	$(40,439)	$(38,402)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AKTIS ONCOLOGY, INC.

Condensed consolidated statements of cash flows

	Nine months ended September 30,
(In thousands) (Unaudited)	2024	2023

Cash flows provided by (used in) operating activities
Net loss	$(31,924)	$(20,227)

Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities:
Depreciation and amortization	1,134	766
Stock-based compensation	1,206	1,107
Change in fair value of preferred stock warrant liability	8	(598)
Net amortization of premiums and accretion of discounts on marketable securities	(2,410)	(2,250)

Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(657)	407
Other assets	(703)	—
Operating lease right-of-use assets	1,466	1,360
Accounts payable	(267)	379
Accrued expenses	1,387	(1,697)
Operating lease liabilities	(1,125)	(1,948)
Deferred revenue	59,446	—

Net cash provided by (used in) operating activities	$27,561	$(22,701)

Cash flows used in investing activities
Purchases of marketable securities	(83,523)	(135,163)
Proceeds from maturities of marketable securities	66,638	54,685
Purchases of property and equipment	(633)	(3,257)

Net cash used in investing activities	$(17,518)	$(83,735)

Cash flows provided by financing activities
Proceeds from issuance of Series A-1 redeemable convertible preferred stock	10,000	—
Proceeds from issuance of Series B redeemable convertible preferred stock	175,000	—
Payment of issuance costs	(26)	—
Issuance of common stock due to restricted stock awards	2	—
Proceeds from exercise of common stock options	112	—

Net cash provided by financing activities	$185,088	$—

Net increase (decrease) in cash, cash equivalents and restricted cash equivalents	195,131	(106,436)
Cash, cash equivalents and restricted cash equivalents at beginning of period	30,662	129,494

Cash, cash equivalents and restricted cash equivalents at end of period	$225,793	$23,058

Reconciliation of cash, cash equivalents and restricted cash equivalents
Cash and cash equivalents	$224,644	$21,909
Long-term restricted cash equivalents	1,149	1,149

Total cash, cash equivalents and restricted cash equivalents	$225,793	$23,058

Supplemental disclosure of cash flow information:
Right-of-use assets obtained in exchange for lease liabilities	$—	$14,950
Remeasurement of right-of-use asset and lease liability	$131	$496

Supplemental disclosure of non-cash investing and financing activities:
Fair value adjustment of Series A-1 redeemable convertible preferred stock	$1,803	$—
Vesting of restricted stock included in additional paid-in capital	$2	$1
Purchases of property and equipment included in accounts payable	$—	$59
Purchases of property and equipment included in accrued expenses	$444	$187
Net unrealized gain (loss) on marketable securities	$126	$(53)
Deferred offering costs in accounts payable	$25	$—
Deferred offering costs in accrued expenses	$335	$—
Series B redeemable convertible preferred stock issuance costs in accrued expenses	$305	$—
Issuance of Partner preferred stock	$508	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AKTIS ONCOLOGY, INC.

Notes to condensed consolidated financial statements

As of and for the nine months ended September 30, 2024 and 2023

(In thousands, except for per share and share amounts) (Unaudited)

1. Nature of the business and basis of presentation

Aktis Oncology, Inc. (the “Company” or “Aktis”) was incorporated under the laws of the State of Delaware in August 2020. Its principal office is in Boston, Massachusetts. Aktis Security Corporation, its wholly owned subsidiary, was formed under the laws of the State of Delaware in November 2022. The Company is an oncology company focused on unlocking the breakthrough potential of targeted radiopharmaceuticals for large patient populations not currently addressed by existing technologies. The Company has built a proprietary miniprotein radioconjugate platform that aims to safely confer breakthrough efficacy to a broader range of patient populations.

Risks and uncertainties

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, the outcome of clinical trials, potential delays associated with the Company’s anticipated and planned trials, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technologies, compliance with government regulations, and ability to secure additional capital to fund operations.

There can be no assurance that the Company will be able to successfully complete the development of, or receive regulatory approval for, any products developed, and if approved, that any products will be commercially viable. Any products resulting from the Company’s current research and development efforts will require significant additional research and development, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts will require significant amounts of additional capital, adequate personnel, infrastructure, and extensive compliance reporting capabilities. The Company has not generated any revenue from the sale of any products to date. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Liquidity

From the Company’s inception the Company has primarily funded its operations with proceeds from the issuance of common stock and redeemable convertible preferred stock (See Note 7) and upfront payments upon entering into a Research and Collaboration Agreement (the “Collaboration Agreement”) with Eli Lilly and Company (“Eli Lilly”) (See Note 12). As of September 30, 2024, the Company has raised an aggregate of $345.5 million in net proceeds through the sale of redeemable convertible preferred stock and $60.0 million in upfront payments from the Collaboration Agreement with Eli Lilly. The Company has incurred losses and negative cash flows from operations in every year since inception. As of September 30, 2024, the Company had an accumulated deficit of $80.8 million and incurred a net loss of $31.9 million for the nine months ended September 30, 2024.

The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within the twelve months after the date that these condensed consolidated financial statements are available to be issued. The Company believes that its existing cash, cash equivalents and marketable securities of $312.4 million as of September 30, 2024, will be sufficient to allow the Company to fund operations beyond twelve months from the date that the financial statements are available to be issued.

2. Summary of significant accounting policies

The Company’s significant accounting policies are disclosed in Note 2, “Summary of significant accounting policies,” in the audited consolidated annual financial statements for the years ended December 31, 2023 and 2022, included elsewhere in this prospectus. Since the date of those annual financial statements, there have been no changes to the Company’s significant accounting policies, except as noted below.

Unaudited interim financial information

The accompanying condensed consolidated balance sheet as of September 30, 2024, and the condensed consolidated statements of operations and comprehensive loss, statements of redeemable convertible preferred stock and stockholders’ deficit and statements of cash flows for the nine months ended September 30, 2024 and 2023 are unaudited. The condensed consolidated interim financial statements have been prepared on the same basis as the December 31, 2023 and 2022 audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of September 30, 2024 and the results of its operations and its cash flows for the nine months ended September 30, 2024 and 2023. The financial data and other information disclosed in these notes related to the nine months ended September 30, 2024 and 2023 are also unaudited. The results for the nine months ended September 30, 2024 are not necessarily indicative of results to be expected for the year ending December 31, 2024, or for any other subsequent period.

Deferred offering costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are incremental and directly associated with the planned initial public offering (“IPO”) and other in-process equity financings as deferred offering costs until such financing is consummated. After consummation of the IPO or equity financing, these costs are recorded as a reduction of the proceeds generated as a result of the offering within additional paid in capital. Should the planned IPO or equity financing be abandoned, the deferred offering costs, currently recorded within other non-current assets, will be expensed immediately as a charge to operating expenses in the statements of operations and comprehensive loss. The Company did not record any deferred offering costs as of December 31, 2023, and recorded deferred offering costs of $1.1 million within other non-current assets as of September 30, 2024.

Collaborative arrangements

The Company enters into license and collaboration arrangements with third parties, under which the Company licenses or may license rights to certain of the Company’s product candidates and performs research and development services in connection with such arrangements. The terms of these arrangements typically include payment of one or more of the following: non-refundable, upfront fees; reimbursement of research and development costs; development, clinical, regulatory and commercial sales milestone payments, and royalties on net sales of licensed products.

At contract inception, the Company analyzes its collaboration and license arrangements to assess whether such arrangements are within the scope of ASC Topic 808, Collaborative Arrangements (“ASC 808”). This assessment is performed throughout the life of the arrangement based on changes in the responsibilities of all parties in the arrangement. For collaboration arrangements within the scope of ASC 808 that contain multiple units of account, the Company first determines which units of the collaboration are deemed to be within the scope of ASC 808 and which units of the collaboration are more reflective of a vendor-customer relationship and therefore within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”).

Contracts are considered to be collaborative arrangements when they satisfy the following criteria defined in ASC 808: (i) the parties to the contract must actively participate in the joint operating activity and (ii) the joint operating activity must expose the parties to the possibility of significant risks and rewards, based on whether or not the activity is successful. For elements of collaboration arrangements that are accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently, either by analogy to authoritative accounting literature or by applying a reasonable and rational policy election.

Revenue recognition

Revenue from contracts with customers

The Company recognizes revenue in accordance with ASC 606. ASC 606 provides a five-step framework whereby revenue is recognized when control of promised goods or services is transferred to a customer at an amount that reflects the consideration to which the entity expects to be entitled. To determine the appropriate amount of revenue to be recognized for the arrangements, the Company performs the following five steps: (i) identification of the contract(s) with a customer; (ii) identification of the promised goods and services in the contract and determination of whether the promised goods or services are performance obligations including whether they are distinct; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company only applies the five-step model once the contract is determined to be within scope of ASC 606 and when the Company determines that collection of substantially all consideration for goods and services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration.

The promised goods or services in the Company’s arrangements typically consist of a license to the Company’s intellectual property and research and development services. The Company provides options to additional items in such arrangements, which are accounted for as separate contracts when the customer elects to exercise such options, unless the option provides a material right to the customer. Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer and are considered distinct when (i) the customer can benefit from the good or service on its own or together with other readily available resources and (ii) the promised good or service is separately identifiable from other promises in the contract. In assessing whether promised goods or services are distinct, the Company considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on its own or whether the required expertise is readily available and whether the goods or services are integral or dependent to other goods or services in the contract.

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods and services to the customer. To the extent the transaction price includes variable consideration, including research, development, clinical, regulatory and sales-based milestone payments, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method, depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in management’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Any estimates, including the effect of the constraint on variable consideration, are evaluated at each reporting period for any changes. Determining the transaction price requires significant judgment and is discussed in further detail for each of the Company’s license and collaboration agreements in Note 12.

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation on a relative standalone selling price basis unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or to a distinct service that forms part of a single performance obligation. Determining the standalone selling price requires significant judgment and is discussed in further detail for each of the Company’s license and collaboration agreements in Note 12.

The Company satisfies performance obligations either over time or at a point in time. Revenue is recognized over time if either (i) the customer simultaneously receives and consumes the benefits provided by the entity’s performance, (ii) the entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced, or (iii) the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date. If the entity does not satisfy a performance obligation over time, the related performance obligation is satisfied at a point in time by transferring the control of a promised good or service to a customer.

The Company’s contracts often include development and regulatory milestone payments that are assessed under the most likely amount method and constrained until it is probable that a significant revenue reversal would not occur. Due to the uncertainty of research and development and regulatory based milestones that are not within the control of the Company, payment becomes probable upon achievement. At the end of each reporting period, the Company re-evaluates the probability of achievement of such development and clinical milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect research collaboration revenue in the period of adjustment.

For arrangements that include sales-based payments, including royalties and milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the sales-based payments relate, the Company recognizes revenue at the later of (i) when the performance obligation is satisfied, or (ii) when the uncertainty is resolved (e.g., when the subsequent sales occur). To date, the Company has not recognized any royalty and milestone payments revenue resulting from any of the Company’s collaboration arrangements.

Deferred revenue expected to be recognized within the next twelve months is classified as a current liability.

Contract balances

The Company recognizes a contract asset when the Company transfers goods or services to a customer before the customer pays consideration or before payment is due, excluding any amounts presented as an account or other receivable. A contract asset is an entity’s right to consideration in exchange for goods or services that the entity has transferred to a customer. The contract liabilities, or deferred revenue, relate to contracts where the Company has received payment, but it has not yet satisfied or fully satisfied the related performance obligations. Upfront payments and fees are recorded as deferred revenue upon receipt and may require deferral of revenue recognition to a future period until the Company satisfies its obligations under these arrangements. Upfront payment contract liabilities resulting from the Company’s license agreements do not represent a financing component as the payment is not financing the transfer of goods or services, and the technology underlying the licenses granted reflects research and development expenses already incurred by the Company.

Recent accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures, (“ASU 2023-09”). ASU 2023-09 provides more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. For public and private companies, the amendments are effective for annual periods beginning after December 15, 2024, and 2025, respectively, and should be applied prospectively. The Company has determined that the effects of this update will not have a material impact on its consolidated financial position, the results of its operations, or related disclosures when such amendment is adopted.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280: Improvements to Reportable Segment Disclosures) (“ASU 2023-07”). The amendments in this update improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. All disclosure requirements of the update are required for entities with a single reportable segment. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied on a retrospective basis to all periods presented. For purposes of its annual reporting requirements, the Company has adopted this standard as of January 1, 2024. As of December 31, 2023, the Company only has one reportable segment. The Company is currently evaluating the effect of this update on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40-): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires entities to disclose additional information about specific expense categories in the notes to the financial statements. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. ASU 2024-03 may be applied retrospectively or prospectively and early adoption is permitted. The Company is currently evaluating the effect of this update on its consolidated financial statements and related disclosures.

3. Fair value measurements

The following table sets forth by level, within the fair value hierarchy, the financial assets and liabilities carried at fair value on a recurring basis (in thousands):

	Fair value measurements as of September 30, 2024
	Level 1	Level 2	Level 3	Total
Financial assets:
Cash equivalents	$224,144	$—	$—	$224,144

Marketable securities:
Commercial paper	—	24,607	—	24,607
Treasury bills	43,646	—	—	43,646
Corporate debt securities	—	4,913	—	4,913
Agency bonds	—	14,604	—	14,604

Total marketable securities	43,646	44,124	—	87,770
Restricted cash equivalents	1,149	—	—	1,149

Total financial assets	$268,939	$44,124	$—	$313,063

	Fair value measurements as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Cash equivalents	$29,032	$—	$—	$29,032

Marketable securities:
Commercial paper	—	32,459	—	32,459
Treasury bills	9,532	—	—	9,532
Corporate debt securities	—	2,132	—	2,132
Agency bonds	—	24,226	—	24,226

Total marketable securities	9,532	58,817	—	68,349
Restricted cash equivalents	1,149	—	—	1,149

Total financial assets	$39,713	$58,817	$—	$98,530

Financial liabilities:
Preferred stock warrant liability	$—	$—	$500	$500

	$—	$—	$500	$500

During the nine months ended September 30, 2024 and the year ended December 31, 2023, there were no transfers or reclassifications between fair value measurement levels of assets or liabilities for any periods presented. The carrying values of other current assets, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.

Valuation of marketable securities

The Company classifies its treasury bills as Level 1 assets under the fair value hierarchy, as these assets have been valued using quoted market prices for identical assets in active markets without any valuation adjustment. The Company classifies its commercial paper, corporate debt securities, and agency bonds as Level 2 assets under the fair value hierarchy, as these assets have been valued using quoted prices in active markets for similar securities.

Preferred stock warrant liability

In connection with the Discovery, License and Option Agreement (the “Blaze Agreement”) entered into with Blaze Bioscience Inc. (“Blaze”) on July 22, 2021 and as amended on March 3, 2022, May 20, 2022 and December 19, 2022, the Company issued Blaze warrants to purchase 2,000,000 shares of Partner preferred stock (“Partner Preferred Stock”), with exercisability subject to vesting criteria related to the achievement of development and regulatory milestones (the “Preferred Stock Warrant”). The Preferred Stock Warrant requires liability classification under the guidance of ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”,) (“Preferred Stock Warrant Liability”) and was measured at fair value at the date of issuance and will be subsequently remeasured to fair value at each reporting date as long as the warrant is outstanding, with the change in fair value recorded as a component of other income (expense) on the Company’s consolidated statements of operations and comprehensive loss. As of December 31, 2023, there were 250,000 shares vested. In March 2024, the Company notified Blaze of the termination of the Blaze Agreement. In May 2024, Blaze exercised 250,000 Preferred Stock Warrants for nominal consideration and the remaining unvested Preferred Stock Warrant was cancelled upon the notice of termination.

The fair value of the Preferred Stock Warrant Liability was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. In determining the fair value, the Company used a hybrid approach. The hybrid approach is a scenario analysis with one or more scenarios utilizing the Option Pricing Model (“OPM”) to allocate the equity value to the respective share classes and, if applicable, a Monte Carlo simulation to estimate cash milestone payout. The Company determines the fair value of the Preferred Stock Warrant Liability based on the probability of achieving various scenarios, the related timing, and to a lesser extent, an appropriate discount rate. Significant judgment is used in determining the appropriateness of these assumptions.

Key assumptions as of December 31, 2023 included probabilities of achieving (or not achieving) certain triggering events prior to and/or after a liquidity event, which included the probability of the vesting of the 1,750,000 unvested shares to be de minimis, estimated timing of potential triggering event scenarios ranging between 2.0 years and 7.0 years, estimated time to liquidity ranging between 2.0 years and 7.0 years, and volatility ranging between 74.0% and 78.0% corresponding to the estimated time to liquidity.

Changes in the significant unobservable inputs to a different amount might result in a significantly higher or lower fair value measurement at the reporting date.

The following table presents a roll-forward of the aggregate fair values of the Preferred Stock Warrant Liability (in thousands):

Balance as of January 1, 2023	$1,300
Change in fair value	(598)

Balance as of September 30, 2023	$702

Balance as of January 1, 2024	$500

Change in fair value	8

Exercise of Preferred Stock Warrant	(508)

Balance as of September 30, 2024	$—

4. Marketable securities

The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified all of its marketable securities as of September 30, 2024 and December 31, 2023 as “available-for-sale” pursuant to ASC 320, Investments–Debt and Equity Securities. The Company records available-for-sale securities at fair value, with the unrealized gains and losses included as a separate component of accumulated other comprehensive income.

The Company adjusts the cost of available-for-sale debt securities for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. The cost of securities sold is based on the specific identification method. The Company includes interest on securities classified as available-for-sale in interest income. Accrued interest receivable relating to the Company’s available-for-sale securities is presented within prepaid expenses and other current assets in the accompanying consolidated balance sheets, and amounted to $0.5 million and $0.3 million as of September 30, 2024 and December 31, 2023, respectively.

As of September 30, 2024 and December 31, 2023, the Company’s security portfolio consisted of 25 securities and 26 securities, respectively, related to marketable securities in debt securities available-for-sale, of which there were no securities in an unrealized loss position at September 30, 2024 and five securities in an unrealized loss position at December 31, 2023. There were no securities in an unrealized loss position greater than 12 months as of December 31, 2023. The Company does not intend to sell the marketable securities, and it is not more likely than not that the Company will be required to sell the marketable securities, before recovery of their amortized cost basis. The Company did not record an allowance for credit losses as of September 30, 2024 or December 31, 2023.

Marketable securities, which are classified as available-for-sale, consisted of the following (in thousands):

	September 30, 2024
	Amortized costs basis	Unrealized gain	Unrealized loss	Fair value
Commercial paper	$24,546	$61	$—	$24,607
Treasury bills	43,542	104	—	43,646
Corporate debt securities	4,889	24	—	4,913
Agency bonds	14,585	19	—	14,604

Total marketable securities	$87,562	$208	$—	$87,770

	December 31, 2023
	Amortized costs basis	Unrealized gain	Unrealized loss	Fair value
Commercial paper	$32,420	$39	$—	$32,459
Treasury bills	9,509	23	—	9,532
Corporate debt securities	2,132	—	—	2,132
Agency bonds	24,206	23	(3)	24,226

Total marketable securities	$68,267	$85	$(3)	$68,349

5. Property and equipment, net

Property and equipment consisted of the following (in thousands):

	September 30,	December 31,
	2024	2023
Laboratory equipment	$6,660	$5,877
Computer equipment	55	55
Computer software	209	199
Office equipment & furniture	472	472
Leasehold improvements	167	167
Assets under construction	534	395

Total property and equipment	8,097	7,165
Less: Accumulated depreciation and amortization	(2,787)	(1,653)

Property and equipment, net	$5,310	$5,512

The Company recorded depreciation expense of $1.1 million and $0.8 million for the nine months ended September 30, 2024 and 2023, respectively.

6. Accrued expenses

Accrued expenses consisted of the following (in thousands):

	September 30,	December 31,
	2024	2023
Accrued compensation and benefit costs	$1,864	$2,033
Accrued research and development costs	2,837	1,019
Accrued professional costs	1,347	502
Accrued facility and laboratory costs	—	190
Accrued other	43	8

Total accrued expenses	$6,091	$3,752

7. Redeemable convertible preferred stock

As of September 30, 2024 and December 31, 2023, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 129,567,500 shares and 87,567,500 shares of redeemable convertible preferred stock, with a par value of $0.0001 per share. The Company has previously issued Series Seed redeemable convertible preferred stock (the “Series Seed Preferred Stock”), Series A redeemable convertible preferred stock (the “Series A Preferred Stock”), and Series B redeemable convertible preferred stock (the “Series B Preferred Stock”). For additional information, see Note 7, “Redeemable convertible preferred stock”, in the audited consolidated annual financial statements for the years ended December 31, 2023 and 2022, included elsewhere in this prospectus.

In May 2024, the 250,000 Preferred Stock Warrants were exercised for nominal consideration and the Company issued 250,000 shares of Partner Preferred Stock.

In May 2024, the Company entered into the Series A-1 Preferred Stock Purchase Agreement (the “Series A-1 Agreement”) in connection with the Collaboration Agreement that the Company entered into with Eli Lilly (see Note 12). Under the Series A-1 Agreement, the Company issued 2,500,000 shares of Series A-1 redeemable convertible preferred stock (“Series A-1 Preferred Stock”) at $4.00 per share for net proceeds of $10.0 million.

In September 2024, the Company entered into the Series B Preferred Stock Purchase Agreement (“Series B Agreement”), which resulted in the issuance of 43,750,000 shares of Series B redeemable convertible preferred stock (“Series B Preferred Stock”, together with the Series Seed Preferred Stock, Series A Preferred Stock, Series A-1 Preferred Stock and Partner Preferred Stock, the “Preferred Stock”) at $4.00 per share for a total net proceeds of approximately $174.6 million.

Preferred Stock consisted of the following as of September 30, 2024 and December 31, 2023 (in thousands except share amounts):

	September 30, 2024

	Preferred shares authorized	Preferred shares issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion
Series Seed Preferred Stock	5,000,000	5,000,000	$5,000	$5,000	5,000,000
Series A Preferred Stock	78,067,500	78,067,500	145,050	156,135	78,067,500
Series A-1 Preferred Stock	2,500,000	2,500,000	8,197	10,000	2,500,000
Series B Preferred Stock	43,750,000	43,750,000	174,669	175,000	43,750,000
Partner Preferred Stock	250,000	250,000	508	500	250,000

Total	129,567,500	129,567,500	$333,424	$346,635	129,567,500

	December 31, 2023

	Preferred shares authorized	Preferred shares issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion
Series Seed Preferred Stock	5,000,000	5,000,000	$5,000	$5,000	5,000,000
Series A Preferred Stock	78,067,500	78,067,500	145,050	156,135	78,067,500

Total	83,067,500	83,067,500	$150,050	$161,135	83,067,500

As of September 30, 2024, the holders of the Preferred Stock have the following rights and preferences:

Voting rights—Holders of the Preferred Stock are entitled to one vote with the common stockholders on an as-converted basis at all meetings of stockholders.

Dividends—Holders of outstanding shares of Preferred Stock are entitled to non-cumulative dividends at a rate of 8% of the Original Issue Price per share, per annum, payable when, as and if declared by the Board of Directors (the “Board”). The Original Issue Price is $1.00 per share for Series Seed Preferred Stock, $2.00 per share for Partner Preferred Stock and Series A Preferred Stock, and $4.00 per share for Series A-1 Preferred Stock and Series B Preferred Stock subject to appropriate adjustment in the event of any stock dividend, stock split, or other similar recapitalization with respect to the Preferred Stock. Holders of the Preferred Stock participates in any dividends payable to common shareholders on an as-converted basis.

Liquidation amount—In the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation, or upon the occurrence of a Deemed Liquidation Event, the holders of shares of the Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock are entitled to preferential payments, in an amount calculated as the greater of (i) the applicable Original Issue Price, plus dividends declared but unpaid and (ii) the amount payable with respect to such share as if it was converted to common stock immediately prior to settlement (the “Preferred Stock Liquidation Amount”). After payments due to holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock, the holders of Series Seed Preferred Stock will be paid out the Preferred Stock Liquidation Amount. Subsequent to the payment to the holders of Series Seed Preferred Stock, the holders of the Partner Preferred Stock will be paid out the Preferred Stock Liquidation Amount.

Conversion option—Each share of the Preferred Stock may convert, at any time, into shares of common stock at the Conversion Price. The Conversion Price is equal to the original issue price, subject to adjustments, resulting in an initial conversion ratio of 1:1. The Preferred Stock will automatically convert into common stock at the then effective conversion price upon (a) a qualified IPO pursuant to the Company’s amended Articles of Incorporation or (b) upon the written consent of the holders of the Preferred Stock.

Redemption—The Preferred Stock does not contain any mandatory redemption features. In accordance with ASC 480, Preferred Stock issued with redemption provisions that are outside of the control of the Company, including a deemed liquidation event, defined as (i) a merger or consolidation, or (ii) (1) the sale, lease transfer, exclusive license or other disposition in a single transaction or series of related transactions of all assets of the Company, or (2) the sale or disposition of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, is required to be presented outside of stockholders’ deficit on the face of the consolidated balance sheets. The Company’s Preferred Stock contains redemption provisions that require it to be presented outside of stockholders’ deficit.

8. Stockholders’ deficit

Common stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders provided, however, that, except as otherwise required by law, holders of common stock are not be entitled to vote on any amendment to the Company’s Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law of the State of Delaware. There is no cumulative voting. Common stockholders are entitled to receive dividends, as may be declared by the Company’s Board, if any, subject to the preferential dividend rights of the Preferred Stock. During the nine months ended September 30, 2024, the Company increased the total number of common shares authorized from 102,500,000 shares to 155,000,000 shares. Through September 30, 2024, no dividends have been declared or paid.

The Company’s common stock available for future issuance is summarized below:

	September 30, 2024	December 31, 2023
Common stock authorized	155,000,000	102,500,000
Common stock outstanding	2,815,624	2,471,875

Common stock authorized and reserved for future issuances:
Series Seed Preferred Stock	5,000,000	5,000,000
Series A Preferred Stock	78,067,500	78,067,500
Series A-1 Preferred Stock	2,500,000	—
Series B Preferred Stock	43,750,000	—
Partner Preferred Stock	250,000	—
Unvested restricted stock	15,625	128,125
Stock options outstanding	14,384,193	12,167,415
Preferred Stock Warrant	—	2,000,000
Common stock reserved for future issuance upon exercise of stock options	7,999,411	2,597,438

Total common stock authorized and reserved for future issuance	151,966,729	99,960,478

Unreserved common stock available for future issuance	217,647	67,647

9. Equity-based compensation

On August 27, 2020, the Board adopted and approved the 2020 Equity Incentive Plan (the “2020 Plan”) under which stock options, restricted stock, and other awards, as determined by the Board could be granted to employees, non-employees and directors of the Company. There have been no material changes to the Company’s equity-based compensation during the nine months ended September 30, 2024. For additional information, see Note 9, “Equity-based compensation”, in the audited consolidated annual financial statements for the years ended December 31, 2023 and 2022, included elsewhere in this prospectus.

Stock options

The following table summarizes the Company’s stock option activity under the 2020 Plan during the nine months ended September 30, 2024:

	Options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value (in thousands)
Outstanding as of January 1, 2024	12,167,415	$0.74	8.17	$2,315
Granted	2,504,277	1.27
Exercised	(231,249)	0.47
Cancelled	(56,250)	0.38

Outstanding as of September 30, 2024	14,384,193	$0.84	7.83	$23,140

Options vested and exercisable as of September 30, 2024	7,761,612	$0.69	7.22	$13,641
Options unvested and expected to vest as of September 30, 2024	6,622,581	$1.02	8.54	$9,499

The following table presents, on a weighted-average basis, the assumptions used in the Black Scholes option-pricing model to determine the grant-date fair value of the stock options:

	Nine months ended September 30,
	2024	2023
Fair value of common stock	$1.27	$0.88
Expected term (in years)	6.00	6.01
Risk-free interest rate	4.42%	3.45%
Expected volatility	81.43%	71.03%
Dividend yield	—	—

As of September 30, 2024, the total unrecognized compensation related to unvested stock option awards was $4.4 million which the Company expects to recognize over a weighted-average period of approximately 2.5 years.

Restricted stock awards

The following table presents the Company’s restricted stock activity during the nine months ended September 30, 2024:

	Number of shares	Weighted- average grant date fair value
Unvested as of January 1, 2024	128,125	$0.02
Vested	(112,500)	0.02

Unvested as of September 30, 2024	15,625	$0.02

Non-cash compensation expense recorded by the Company for the nine months ended September 30, 2024 and 2023 related to restricted stock was de minimis.

Stock-based compensation expense

The following table summarizes stock-based compensation expense included in operating expenses (in thousands):

	Nine months ended September 30,
	2024	2023
Research and development	$547	$463
General and administrative	659	644

Total	$1,206	$1,107

10. Income taxes

During the nine months ended September 30, 2024 and 2023, the Company recorded no income tax provision or benefit.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets, which are comprised primarily of net operating loss carryforwards (“NOLs”), the capitalization of research and experimental expenditures, and tax credits. Management has considered the Company’s history of cumulative net losses in the United States, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its U.S. federal and state deferred tax assets and as such the Company has provided a valuation allowance for the full amount of the net deferred tax assets at September 30, 2024 and December 31, 2023.

11. License agreements

The Company has entered into several license agreements with third parties that typically involve payments from the Company, including up-front payments, milestone payments and royalty payments. The terms and conditions as well as accounting analysis for the Company’s significant license agreements are described in Note 11, “License Agreements”, in the audited consolidated annual financial statements for the years ended December 31, 2023 and 2022, included elsewhere in this prospectus. There have been no other material changes to the terms and conditions or accounting conclusions except as noted below.

Blaze Bioscience license agreement

In March 2024, the Company notified Blaze of the termination of the Blaze Agreement. Blaze upon termination of the Blaze Agreement exercised 250,000 Preferred Stock Warrants for nominal consideration. The remaining unvested Preferred Stock Warrant was cancelled upon the notice of termination.

12. Collaboration revenue

Eli Lilly Research and Collaboration agreement

On May 16, 2024, the Company entered into the Collaboration Agreement with Eli Lilly to generate anticancer radiopharmaceuticals using the Company’s novel miniprotein technology platform. Pursuant to the Collaboration Agreement, the Company granted Eli Lilly an exclusive (even as to the Company and its affiliates), royalty-bearing, worldwide license, with the right to sublicense, to certain of the Company’s patents and other intellectual property rights to exploit certain compounds and therapeutic or diagnostic products that contain such compounds solely as products that contain a radioactive isotope. The Company also granted Eli Lilly a non-exclusive, royalty-bearing, worldwide license, with the right to sublicense, to the intellectual property necessary or useful to exploit the licensed compounds and licensed products solely as products that contain a radioactive isotope and a non-exclusive, fully paid-up license, with the right to sublicense, to exploit certain other intellectual property developed under the Collaboration Agreement for any and all purposes (subject to certain limitations). In addition, the Company and Eli Lilly agreed to negotiate in good faith to enter into a separate agreement in the event the parties agree that the clinical development of a licensed compound requires, or would be benefited by, a license to one of the Company’s other compounds. Eli Lilly may, at any time in its sole discretion and without cause, terminate the Collaboration Agreement on a collaboration target-by-collaboration target or region-by-region basis (or any combination thereof) upon 60 days’ prior written notice to the Company.

Under the Collaboration Agreement, Eli Lilly may designate a specified number of initial collaboration targets, with one substitution right per initial collaboration target. The Company is responsible for program discovery for each selected target through initial human imaging studies and Eli Lilly will thereafter be responsible for worldwide clinical development and commercialization from Phase 1 clinical trials onward. There is a separate research plan for each collaboration target, and the Company’s development costs are capped, on a research plan-by-research plan basis. Eli Lilly will reimburse reasonable out-of-pocket costs and full-time employee equivalent costs incurred in excess of the cap.

The Collaboration Agreement requires Eli Lilly to pay $60.0 million as a nonrefundable upfront cash payment. The Collaboration Agreement requires Eli Lilly to pay up to an aggregate of $525.0 million upon achievement of certain research, development, regulatory and commercial launch milestones and up to an aggregate of $630.0 million upon achievement of certain sales milestones. In addition, if Eli Lilly successfully commercializes a therapeutic or diagnostic product under the Collaboration Agreement, Eli Lilly is required, unless earlier terminated, to pay the Company a tiered royalty of up to 10% based on annual net sales, on a product-by-product and country-by-country basis, subject to specified reductions, until the later of the expiration of licensed patent rights in a country, expiration of regulatory exclusivity, or ten years after the first product sale in such country.

The Company evaluated the Collaboration Agreement and determined it was within the scope of ASC 606. The Company determined the promised goods and services included an exclusive license to use the Company’s intellectual property and know-how to research, develop, and commercialize products related to each of the initial collaboration targets selected by Eli Lilly, as well as corresponding research activities to be provided by the Company during a specified research term for each of the collaboration targets. The Company determined that the exclusive license granted under the Collaboration Agreement and the research activities are not individually distinct and represents a combined performance obligation, one for each of the distinct initial collaboration targets.

Eli Lilly also has the right to replace each of the initial collaboration targets once during a specified period for additional consideration of reimbursement of the actual research costs incurred for each replaced initial collaboration target. The Company concluded the consideration to be paid by Eli Lilly for each replacement right represented a discount to the standalone selling price. Accordingly, the replacement right was determined to represent a material right and thus represents a performance obligation for each initial collaboration target. Therefore, there are two separate performance obligations for each initial collaboration target within the context of the Collaboration Agreement.

Concurrently, the Company also entered into the Series A-1 Agreement with Eli Lilly and issued 2,500,000 shares of Series A-1 Preferred Stock (Note 7) to Eli Lilly for total proceeds of $10.0 million (the “Eli Lilly Equity Transaction”). The Company determined the fair value of the shares sold under the Eli Lilly Equity Transaction to be $1.8 million less than the contractual purchase price stipulated in the Series A-1 Agreement. In accordance with the applicable accounting guidance, the Company determined that the sale of stock should be recorded at fair value and therefore allocated the excess consideration received under the Eli Lilly Equity Transaction to the

Collaboration Agreement, which, along with the non-refundable upfront payment of $60.0 million, was allocated to each of the initial collaboration targets and each replacement right. For each initial collaboration target the allocated transaction price is being recognized as revenue over the total estimated period of performance. For each replacement right, the allocated transaction price will be recognized as revenue over the total estimated period of performance if the material right is exercised, or it will be recognized as revenue immediately upon expiration of the replacement right.

The transaction price was allocated to the performance obligation for each initial collaboration target and the material right to replace each of the initial collaboration targets on a relative stand-alone selling price basis using the expected cost plus a margin approach under ASC 606.

The Company recognizes revenue related to each initial collaboration target over time using the costs incurred input method, such that revenue is recognized based on the Company’s efforts or inputs to the satisfaction of a performance obligation, which provides an appropriate depiction of the Company’s progress toward fulfilling its performance obligations. Through this method, the Company applies a cost-to-cost method and compares the actual costs incurred to date with the current estimate of total costs to complete (“ETCs”) to measure the satisfaction of each performance obligation and recognize revenue as research activities progress and costs are incurred. Throughout the research term for each initial collaboration target, the Company monitors its ETCs to determine if an adjustment is needed to ensure that revenue is recognized proportionally for costs incurred to date relative to the total costs expected to be incurred for the total performance obligation. As there are changes in facts and circumstances that impact management’s ETCs with respect to ongoing and prospective research activities, the ETCs are updated accordingly. The Company recognized $0.6 million of collaboration revenue for the nine months ended September 30, 2024, the remaining transaction price of $61.2 million is expected to be recognized as revenue through 2029.

13. Commitments and contingencies

Legal proceedings

The Company was not subject to any material legal proceedings during the nine months ended September 30, 2024, and the Company is not aware of any material legal proceedings that are currently pending or threatened.

Royalty transfer agreement

The Company is a party to a royalty transfer agreement with MPM Oncology Charitable Foundation, Inc. (“MPM Charitable Foundation”), an affiliate of a stockholder holding more than 5% of the total outstanding stock of the Company, and the UBS Optimus Foundation (“UBS” and together with MPM Charitable Foundation, “Charitable Foundations”). There have been no material changes to the Company’s royalty transfer agreement during the nine months ended September 30, 2024. For additional information, see Note 12, “Commitments and contingencies”, in the audited consolidated annual financial statements for the years ended December 31, 2023 and 2022, included elsewhere in this prospectus.

14. Related party transactions

The Company has received consulting and management services from entities affiliated with MPM BioImpact LLC, a significant beneficial owner of the Company, holding more than 5% of the total outstanding stock of the Company as of September 30, 2024 and December 31, 2023. In connection with the services, the Company has incurred costs of $0.1 million and $0.2 million for the nine months ended September 30, 2024 and 2023, respectively, which is included in general and administrative expense on the Company’s consolidated statement of operations and comprehensive loss. As of September 30, 2024, there were no amounts owed to MPM BioImpact LLC and its affiliates and as of December 31, 2023, $0.1 million was owed, which is included in accounts payable on the Company’s consolidated balance sheet.

15. Leases

Operating leases

The Company leases office space under a noncancelable operating lease. There have been no material changes, other than noted below, to the Company’s lease during the nine months ended September 30, 2024. For additional information, see Note 14, “Leases”, in the audited consolidated annual financial statements for the years ended December 31, 2023 and 2022, included elsewhere in this prospectus.

In May 2022, Aktis entered into a sublease agreement with Invicro, LLC (“Invicro”) for approximately 1,332 rentable square feet (including 176 square feet of shared space) within the building located at 6 Davis Drive, Durham, North Carolina (the “Invicro Lease”). The premises will be used for general office and laboratory space. The Invicro Lease commenced on May 1, 2022, and had an original termination date of April 30, 2025. During the period ended September 30, 2024, the Invicro Lease was extended with a revised termination date of April 30, 2027. The lease remained classified as an operating lease, and the extension resulted in an addition of the operating ROU asset and lease liability of $0.1 million on the date of the modification. The fixed annual rent is $55.24 per rentable square foot, which is subject to scheduled 3% annual increases.

16. Net loss per share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows for the periods presented (in thousands, except share and per share amounts):

	Nine months ended September 30,
	2024	2023

Numerator:
Net loss	$(31,924)	$(20,227)

Net loss attributable to common stockholders, basic and diluted	$(31,924)	$(20,227)

Denominator:
Weighted-average number of common shares used in net loss per share, basic and diluted	2,619,900	2,303,086

Net loss per share of common shares, basic and diluted	$(12.19)	$(8.78)

The Company’s potentially dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common stock outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following shares from the computation of diluted net loss per share attributable to common stockholders for the nine months ended September 30, 2024 and 2023 because including them would have had an anti-dilutive effect:

	Nine months ended September 30,
	2024	2023
Redeemable convertible preferred stock	129,567,500	83,067,500
Options to purchase common shares	14,384,193	11,985,701
Unvested restricted stock	15,625	165,625
Preferred Stock Warrant	—	2,000,000

Total	143,967,318	97,218,826

17. Subsequent events

The Company has evaluated subsequent events through November 22, 2024, which represents the date these condensed consolidated financial statements were available to be issued.

Through and including    , 2025 (the 25th day after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

    shares

Common stock

J.P. Morgan	BofA Securities	Leerink Partners	TD Cowen

    , 2025

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table indicates the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the offering described in this registration statement. All amounts are estimated except the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Global Market initial listing fee.

Amount
SEC registration fee	$ *
FINRA filing fee	*
Exchange listing fee	*
Accountants’ fees and expenses	*
Legal fees and expenses	*
Transfer agent’s fees and expenses	*
Printing and engraving expenses	*
Miscellaneous	*
Total expenses	$ *

*	To be provided by amendment

Item 14. Indemnification of directors and officers.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, we plan to include in our amended and restated certificate of incorporation, or Restated Charter, a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our Restated Charter and our amended and restated bylaws, or Restated Bylaws, will provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified, in each case except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145(a) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware, or Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

We have entered into indemnification agreements with our directors and, prior to the completion of this offering, intend to enter into indemnification agreements with certain of our officers. These indemnification agreements will provide broader indemnity rights than those provided under the DGCL and our Restated Charter. These indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

The underwriting agreement will provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 15. Recent sales of unregistered securities.

The following list sets forth information regarding all unregistered securities sold by us in the three years preceding the filing of this registration statement. None of the following transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Sections 3(a)(9) and 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

(a) Issuances of common stock, stock options and restricted shares pursuant to our equity compensation plans

From October 1, 2021 and through the date of this registration statement, the registrant has granted to its employees, directors, consultants and other service providers options to purchase an aggregate of 14,563,809 shares of our common stock under the 2020 Plan, with exercise prices ranging from $0.50 to $2.45 per share.

(b) Issuances of preferred stock

In February 2021, and January 2022, we issued and sold an aggregate of 36,000,000 shares of our Series A redeemable convertible preferred stock in a series of related transactions, at a purchase price of $2.00 per share for aggregate gross proceeds of $72.0 million.

In connection with a Discovery, License and Option Agreement, or the Blaze Agreement, dated July 22, 2021, entered into with Blaze BioSciences Inc., or Blaze, we issued warrants to purchase up to 2,000,000 shares of Partner redeemable convertible preferred stock to Blaze in July 2021. On May 20, 2022, we entered into Amendment #2 to the Blaze Agreement, pursuant to which, the originally issued warrants were replaced by an amended warrant to purchase up to 2,000,000 shares of Partner redeemable convertible preferred stock. As of December 31, 2023, 250,000 shares of the warrants were vested and exercisable. In March 2024, we provided Blaze with notice of termination of the Blaze Agreement and Blaze exercised the 250,000 shares of vested warrants for a nominal purchase price.

In August 2022, we issued and sold an aggregate of 42,067,500 shares of our Series A redeemable convertible preferred stock at a purchase price of $2.00 per share for aggregate gross proceeds of approximately $84.1 million.

In May 2024, we entered into a Series A-1 redeemable preferred stock purchase agreement with Eli Lilly and Company pursuant to which we issued and sold an aggregate of 2,500,000 shares of our Series A-1 redeemable convertible preferred stock at a purchase price of $4.00 per share for aggregate gross proceeds of $10.0 million.

In September 2024, we issued and sold an aggregate of 43,750,000 shares of our Series B redeemable convertible preferred stock at a purchase price of $4.00 per share for aggregate gross proceeds of approximately $175.0 million.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

The exhibits listed below are filed as part of this registration.

Exhibit No.	Description of exhibit

1.1*	Form of Underwriting Agreement.

3.1**	Fifth Amended and Restated Certificate of Incorporation of the Registrant (as currently in effect).

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective prior to the completion of this offering).

3.3**	Bylaws of the Registrant (as currently in effect).

3.4*	Form of Amended and Restated Bylaws of the Registrant (to be effective prior to the completion of this offering).

4.1+**	Third Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its stockholders, dated September 20, 2024.

4.2*	Specimen Stock Certificate.

5.1*	Opinion of Paul Hastings LLP.

10.1#**	2020 Equity Incentive Plan, and forms of award agreements thereunder.

10.2#*	2025 Equity Incentive Plan, and form of awards thereunder.

10.3#*	2025 Employee Stock Purchase Plan.

10.4#*	Senior Executive Cash Incentive Plan.

Exhibit No.	Description of exhibit

10.5#*	Non-Employee Director Compensation Policy.

10.6#*	Form of Indemnification Agreement.

10.7#*	Employment Agreement, dated , between the Registrant and Matthew Roden.

10.8#*	Employment Agreement, dated , between the Registrant and Shulamit Ron-Bigger.

10.9#*	Employment Agreement, dated , between the Registrant and Paul Feldman.

10.10+	License, Research and Collaboration Agreement, dated May 16, 2024, between the Registrant and Eli Lilly and Company.

10.11+	License Agreement, dated November 1, 2021, between the Registrant and Institute for Protein Innovation, Inc.

10.12**	Royalty Transfer Agreement, dated August 27, 2020, among the Registrant (formerly known as HotKnot Therapeutics, Inc.), MPM Oncology Charitable Foundation, Inc. and the UBS Optimus Foundation.

10.13+**	Lease Agreement, dated January 13, 2022, between the Registrant and IDB 17-19 Drydock Limited Partnership.

10.14+**	First Amendment to Lease Agreement, dated February 1, 2023, between the Registrant and IDB 17-19 Drydock Limited Partnership.

21.1**	Subsidiaries of the Registrant.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Paul Hastings LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page to this registration statement).

107*	Filing Fee Table.

*	To be filed by amendment.

**	Previously filed.

#	Indicates management contract or compensatory plan.

+	Portions of this exhibit (indicated by asterisks) have been redacted pursuant to Item 601 of Regulation S-K because they are both not material and the registrant customarily and actually treats such information as private or confidential.

(b) Financial statement schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston, Commonwealth of Massachusetts, on this  day of     ,      .

Aktis Oncology, Inc.

By:
Matthew Roden, PhD President, Chief Executive Officer and Director

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Matthew Roden and Shulamit Ron-Bigger, PhD, and each of them, as his or her true and lawful agents, proxies and attorneys-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Matthew Roden, PhD	President, Chief Executive Officer and Director (Principal Executive, Financial and Accounting Officer)	,

Todd Foley, MBA	Director and Chair	,

Ken Herrmann, MD	Director	,

Helen Kim, MBA	Director	,

Andrew Levin, MD, PhD	Director	,

Oleg Nodelman	Director	,

Lloyd M. Segal, MBA	Director	,